04036474

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bahia Sul Celulose, S. A.

*CURRENT ADDRESS Av. Magalhaes Neto s/nº
Centro Empresarial Iguatemi II, Bloco B, Sala 121
Pituba, Salvador
Bahia, Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

FILE NO. 82- 3793 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 8/24/04

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ/MF n° 16.404.287/0001-55
NIRE n° 29.300.016.331

MINUTES OF THE 194th MEETING OF THE SUPERVISORY BOARD

Convened normally, the Supervisory Board of Bahia Sul Celulose S.A. met at 9 am on 5 February 2002 at the company's head office, at Av. Magalhães Neto s/n°, Bloco B, Sala 121 - Centro Empresarial Iguatemi II, Salvador, Bahia, the members undersigned being present. Mr. David Feffer assumed the Chairmanship of the meeting and invited me, Adhemar Magon, to be its Secretary. After all the ordinary shares in the company previously held by COMPANHIA VALE DO RIO DOCE had been acquired by the controlling stockholder, COMPANHIA SUZANO DE PAPEL E CELULOSE, studies were carried out aiming to take advantage of the synergies between these two paper and pulp companies, and also to arrange for them to align their stockholding structure profiles. Studies which were carried out at the request of the managers of the two companies concluded that the best alternative to achieve that objective and allow for the maximum improvement in market value for the stockholders of the company and of COMPANHIA SUZANO DE PAPEL E CELULOSE, is the presentation, by the latter, of a public offering to buy the free float of the preferred shares of Bahia Sul, with cancellation of the registration of Bahia Sul's shares with the Securities Commission (CVM), provided that the requirements in the existing regulation are met (CVM Instruction 229/95, as amended by CVM Instructions 345/00 and 357/01). In accordance with the said conclusion, the controlling stockholder stated that it will be presenting a public offering to acquire the preferred shares issued by the company, the acquisition price being R$ 646.43 (six hundred and forty six Reais and forty three centavos), for each lot of 1,000 preferred shares issued by the company (which corresponds to the economic value of the said shares, according to economic-financial valuation studies carried out independently and separately by Banco J.P. Morgan S.A. and Banco UBS Warburg S.A.). The said purchase price of the preferred shares issued by the company will be paid, to the stockholders who accept the offer, through a credit in favor of the stockholders, due from the controlling stockholder, this credit being available only to subscribe preferred shares in an increase of the capital of the controlling stockholder, to be authorized by Extraordinary General Meeting of Stockholders, to be called, and in which, in accordance with the existing legislation, there shall be guaranteed to the stockholders of that company the preference right to subscribe the said amount of capital, with price of issuance of the new shares being set in accordance with the respective economic value. Such shares shall have rights, advantages and restrictions identical to those of the present preferred shares of Companhia Suzano de Papel e Celulose. The credit corresponding to the sale price of 1,000 preferred shares issued by the company shall give the right to subscription by those accepting the offer of preferred shares in Companhia Suzano de Papel e Celulose, at the price of R$ 12.96 (twelve Reais and ninety six centavos) per share. The exchange ratio for substitution of the preferred shares in Bahia Sul held by those accepting the public offer with preferred shares issued by Suzano, arises from comparison of the economic value of the shares in Bahia Sul and the value of the shares in Suzano, both calculated by the same criterion, in accordance with economic-financial valuation studies which were carried out independently and separately by Banco J.P. Morgan S.A. and by Banco UBS Warburg S.A. The Chairman explained that, for the convenience of the controlling stockholder of the Company, it would be appropriate for the Board to approve a proposal of cancellation of the company's registry under Article 21 of Law

6385 of 07.12.76, in accordance with CVM Instruction 229/95 (as amended by CVM Instructions 345/00 and 357/01), and further explained that an Extraordinary General Meeting of Stockholders would be necessary for the said proposal to be submitted to the stockholders. This matter having been examined, it was approved unanimously by the Board, which decided to proceed to the calling of an Extraordinary General Meeting on 14 February next, at 2 pm, for the purpose of deciding on the proposal now approved. The Chairman told those present that he had been informed by the controlling stockholder that, as soon as it had been decided by the General Meeting of Stockholders to accept the proposal of cancellation of registry, a public offering for acquisition of the shares in circulation in the market would be made, subject to the conditions here given, at the price of R$ 646.43 (six hundred and forty six Reais and forty three centavos) per lot of 1,000 preferred shares. There being no further business, the meeting was closed, and these minutes were written, read and approved, and are hereby signed by those present. Salvador, 5 February 2002.

David Feffer, Chairman of the Meeting.

Adhemar Magon, Secretary of the Meeting.

The members of the Supervisory Board:

David Feffer - Chairman

Adhemar Magon - Vice-Chairman

Daniel Feffer

Augusto Esteves de Lima Junior

Boris Tabacof

Jorge Eduardo Martins Moraes

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ n° 16.404.287/0001-55
NIRE n° 29.300.016.331

MINUTES OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE: 26 February 2002, at 2 pm, at the head office, Av. Magalhães Neto s/n°, Bloco B, Sala 121 - Centro Empresarial Iguatemi II, Salvador, Bahia. **PRESENT:** Stockholders representing 74.17% of the registered capital, with and without the right to vote, managers of the company, and Mr. Alexandre Heinermann representing KPMG Auditores Independentes. **OFFEICERS OF THE MEETING**: Luiz Leonardo Cantidiano, Chairman; Luiz Cesar Pizzotti, Secretary. **DOCUMENTS READ, AND PUBLICATIONS: 1.** Convocation announcements; published in the newspaper "A Tarde" on 15, 16 and 17 February 2002, in the Official Gazette of the State of Bahia of 15, 16 and 19 February 2002, and in the Gazeta Mercantil of 15, 18 and 19 February 2002; **2.** Proposal, of 5 February 2002, by the Supervisory Board. **DECISIONS - FIRST:** The proposal to cancel the company's registration under Section 21 of Law 6385/76, in accordance with CVM Instruction 229/95, as amended by CVM Instructions 345/00 and 357/01, was approved by the majority of those present, with votes against it by the stockholders OPP I –Fundo de Investimento em Ações, Opportunity Lógica II – Fundo de Investimento em Ações and André Cavalcanti Banks da Rocha (the declarations of votes being filed at the company's head office); **SECOND:** For the purpose of the cancellation of the registry, as approved, the controlling stockholder, Companhia Suzano de Papel e Celulose, undertakes to make a public offering to buy the shares in circulation in the market, in accordance with the following: **2.1** on 26 February 2002, the company's registered capital was R$ 1,238,023,830.81 (one billion two hundred and thirty eight million and twenty three thousand eight hundred and thirty Reais and eighty one centavos), divided into 1,364,356,856 (one billion three hundred and sixty four million three hundred and fifty six thousand eight hundred and fifty six) nominal common shares, carrying the right to vote, all owned by the controlling stockholder, and 1,833,313,825 (one billion eight hundred and thirty three million three hundred and thirteen thousand eight hundred and twenty five) class A book-entry preferred shares and 24,189,019 (twenty four million one hundred and eighty nine thousand and nineteen) class B book-entry preferred shares, without the right to vote, all without par value; **2.2** On 26 February 2002 there were also in circulation in the market 271,106,816 (two hundred and seventy one million one hundred and six thousand eight hundred and sixteen) preferred shares, representing 8.41% of the registered capital. The public offering to buy shares, to be made by the controlling stockholder, is for all the class B book-entry preferred shares, not carrying the right to vote, or without par value;

2.2 On 26 February 2002 there were also in circulation in the market 271,106,816 (two hundred and seventy one million one hundred and six thousand eight hundred and sixteen) preferred shares, representing 8.41% of the registered capital. The public offering to buy shares, to be made by the controlling stockholder, is for all the preferred shares held by stockholders who are not the controlling stockholders. It should be noted that since BNDES Participações S.A. is a signatory to the company's stockholders' agreement, 595,631,438 (five hundred and ninety five million six hundred and thirty one thousand four hundred and thirty eight) of the company's preferred shares held by this stockholder should not be calculated as included in the company's shares in circulation in the market; **2.3** The purchase price of the shares will be R$ 646.43 (six hundred and forty six Reais and forty three centavos) per thousand-share lot; **2.4** The purchase price of the shares, which corresponds to their economic value, was based on economic-financial studies to value the shares of the company and of the controlling stockholder, carried out independently and separately by Banco UBS Warburg S/A and by Banco J.P. Morgan S.A., and will be paid by credit in favor of those accepting the offer,

by the controlling stockholder, and such credit shall necessarily be used to subscribe an increase in the capital of the controlling stockholder, to take place through the issue of preferred shares carrying the same rights which are currently carried by the preferred shares issued by the controlling stockholder; **2.5** The credit corresponding to the sale price of 1,000 preferred shares issued by the company shall give the right to subscription, by the party accepting the offer, of 49.878858 preferred shares issued by the controlling stockholder without the right to receipt of shares issued by Suzano Petroquímica S.A. The ratio of exchange of the preferred shares issued by the company, which are held by the parties accepting the public offering which will be made to them, by preferred shares issued by the controlling stockholder, arises from the comparison made between the economic value of the shares issued by the company and the value, calculated according to the same criterion, of the shares issued by the controlling stockholder, according to economic-financial studies to value the shares issued by both companies, made independently and separately by Banco UBS Warburg S/A and Banco J.P. Morgan S.A.; **2.6** The controlling stockholder has informed the company's managers that the public offering to be made to its non-controlling stockholders will not be conditional upon fulfilling the requirements laid down by CVM Instruction 229/95, as amended by CVM Instructions 345/00 and 357/01. Thus, if those requirements are not met, the controlling stockholder will acquire the shares of those to whom the offer is made who accept it, and, if the volume of acceptance exceeds 1/3 of the shares in circulation in the market, but is less than 67% of the shares in circulation, there will be pro-rata sharing as laid down in the regulations in force; **2.7** In obedience to the legal requirements, as soon as the Supervisory Board of the company decided to call this Extraordinary General Meeting of Stockholders, the São Paulo Stock Exchange was informed that the following would be sent to the CVM (Comissão de Valores Mobiliários): (I) a request for cancellation of its registry as a listed company; and (II) the formal public offer as published; **2.8** The controlling stockholder hereby certifies, as required by the regulations in force, that it is not aware of any material information in relation to the company which is not already public knowledge; **THIRD**: Publication of these minutes was authorized, with the omission of the signatures of the stockholders present, pursuant to Paragraph 2 of Section 130 of Law 6404/76. There being no further business, these minutes were written, read and approved, and are signed by those present. Salvador, 26 February 2002.

Luiz Leonardo Cantidiano, Chairman of the Meeting.

Luiz Cesar Pizzotti, Secretary.

The stockholders:

P.p. COMPANHIA SUZANO DE PAPEL E CELULOSE
Luiz Leonardo Cantidiano

P.p. OPP I – Fundo de Investimento em Ações
André Cavalcanti Banks da Rocha

P.p. Opportunity Lógica II – Fundo de Investimento em Ações
André Cavalcanti Banks da Rocha

André Cavalcanti Banks da Rocha

BAHIA SUL CELULOSE S/A
C.N.P.J. nº 16.404.287/0001-55
Brazilian listed company
N.I.R.E. 29.300.016.331

ORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to the Ordinary General Meeting of Stockholders on 30 April 2002, at 11 am, at the company's head office, Av. Magalhães Neto s/n, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Pituba, Salvador, Bahia, to decide on the following agenda: 1. Examination of the management report and financial statements for the business year ending 31 December 2001 and the Opinion of independent auditors; 2. Allocation of the net profit for the business year; 3. Election of the members of the Supervisory Board and their respective substitute members, subject to the terms of paragraphs 4-8 of Section 141 of the Corporate Law, as amended by Law 10303, of 31 October 2001; and 4. Setting of the annual global remuneration of the members of the Supervisory Board, the Board of Directors and, as the case may be, of the Audit Board.

Pursuant to Instruction 282/98 of the CVM (Comissão de Valores Mobiliários) stockholders are hereby advised that adoption of a requisition to elect members of the Board by the cumulative voting method requires the affirmative vote of stockholders representing in aggregate a minimum of 5% (five percent) of the company's total voting stock.

Salvador, 11 April 2002

David Feffer
Chairman of the Supervisory Board

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ nº 16.404.287/0001-55
N.I.R.E. nº 29.300.016.331

MINUTES OF ORDINARY GENERAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE: 30 April 2002, at 11 am, at the company's head office, Avenida Magalhães Neto s/nº, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Pituba, Salvador, Bahia. **PRESENT**: Stockholders representing all the voting shares, and also stockholders holding preferred shares not carrying the right to vote; independent external auditors, KPMG Auditores Independentes (CRC 2SP014428/0-6"S"BA), represented by Mr. Alexandre Augusto Silva Barcelos (CRC-MG 064404/0-2). **OFFICERS OF THE MEETING:** Chairman, Luiz Cesar Pizzotti; Secretary, Bernardo Szpigel. **PUBLICATIONS AND DOCUMENTS READ:** a) Convocation announcement published in the newspapers Gazeta Mercantil of 12, 15 and 16 April 2002, the Official Gazette of the State of Bahia on 12, 13 and 16 April 2002, and the newspaper A Tarde on 12, 13 and 14 April 2002; b) Report of management, financial statements for the year ended 31 December 2001 and Opinion of the independent auditors, published in the newspapers Gazeta Mercantil and A Tarde, and the Official Gazette of the State of Bahia, on 27 March 2002; c) Proposal by management for allocation of the net profit of the year; and d) Statement of the Audit Board. **DECISIONS TAKEN UNANIMOUSLY**: **FIRST:** With those subject to legal impediment abstaining, the meeting approved the report of management and the financial statements for the year ended 31 December 2001, and also the statement of independent auditors; **SECOND:** The meeting decided that the net profit of the business year (2001), in the amount of R$ 99,088,414.24 (ninety nine million, eight hundred and eight thousand, four hundred and fourteen Reais and twenty four centavos), should be allocated as follows: R$ 4,954,420.71 (four million, nine hundred and fifty four thousand, four hundred and twenty Reais and seventy one centavos) to formation of the legal reserve; R$ 25,042,633.48 (twenty five million, forty two thousand, six hundred and thirty three Reais and forty eight centavos) for formation of the tax incentives reserve; R$ 46,630,870.80 (forty six million, six hundred and thirty thousand, eight hundred and seventy Reais and eighty centavos) for the capital increase reserve; R$ 5,181,207.87 (five million, one hundred and eighty one thousand, two hundred and seven Reais and eighty seven centavos) for a special dividend reserve, and R$ 17,279,281.38 (seventeen million, two hundred and seventy nine thousand, two hundred and eighty one Reais and thirty eight centavos) for distribution of dividends, of which R$ 6,213,000.53 (six million, two hundred and thirteen thousand Reais and fifty three centavos) have previously been distributed in the form of interim dividends, pursuant to a decision of the Supervisory Board of 22 August 2001 and R$ 11,066,280.85 (eleven million and sixty six thousand, two hundred and eighty Reais and eighty five centavos) for payment starting on 21 May 2002; **THIRD**: The meeting elected the following persons to the Supervisory Board, with mandate up to the Ordinary General Meeting of Stockholders of 2004: **DAVID FEFFER** (CPF/MF nº 882.739.628-49 - RG/SP nº 4.617.720-6), Brazilian, married, industrial proprietor, with commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9ºandar – CEP 01452-919 - São Paulo, São Paulo State; **ADHEMAR MAGON** (CPF/MF nº 047.059.398-91 - RG/SP nº 2.815.645), Brazilian, married, company manager, domiciled and resident at Alameda Campinas nº 1232 – 4ºandar – CEP 01404-001 - São Paulo, São Paulo State; **DANIEL FEFFER** (CPF/MF nº 011.769.138-08 - RG/SP nº4.617.718), Brazilian, married, lawyer,

with commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9º andar – CEP 01452-919 - São Paulo, São Paulo State; **AUGUSTO ESTEVES DE LIMA JÚNIOR** (CPF/MF nº 002.295.478-34 – RG/SP nº 459.607-9), Brazilian, divorced, lawyer, OAB/SP nº4.909, with commercial address at Rua Senador Paulo Egídio nº 72 – 15ºandar – CEP 01006-010 - São Paulo, São Paulo State; **BORIS TABACOF** (CPF/MF nº 000.616.035-20 – RG/SP nº 6.167.083), Brazilian, married, engineer, domiciled and resident at Rua Dr. James Ferraz Alvim nº 271 - apto. 231 – CEP 05641-021 - São Paulo, São Paulo State, and **JORGE EDUARDO MARTINS MORAES** (CPF/MF nº 550.770.307-82 - CREA/RJ nº 45.498-DCPF), Brazilian, legally separated, engineer, with commercial address at Av. República do Chile nº 100 - 22º andar – CEP 20139-900 - Rio de Janeiro, Rio de Janeiro State; and as their respective substitute members, the following: **JOSÉ CARLOS PENTEADO MASAGÃO** (CPF/MF nº 019.091.698-20 - RG/SP nº 3.123.487), Brazilian, married, lawyer, domiciled and resident at Alameda Ministro Rocha Azevedo nº 412 – 9ºandar - apto. 91 – CEP 01401-000 - São Paulo, São Paulo State; **ARMANDO GUEDES COELHO** (CPF/MF nº002.702.611-68 – RG/RJ nº 001.784.012-5), Brazilian, married, chemical engineer, resident and domiciled at Rua Prudente de Moraes nº 559 – apto.301 – CEP 22420-041 - Rio de Janeiro, Rio de Janeiro State; **MARCOS FRANCISCO GARDANO** (CPF/MF nº 035.444.948-68 - RG/SP nº 2.700.545), Brazilian, married, engineer, domiciled and resident at Alameda Lorena nº 1749 - apto. 801 – CEP 01424-002 - São Paulo, São Paulo State; **RUBENS BARLETTA** - (CPF/MF nº 397.909.328-04 - OAB/SP nº 33.400), Brazilian, legally separated, lawyer, with commercial address at Rua Senador Paulo Egídio nº 72 – 15º andar – CEP 01006-010 - São Paulo, São Paulo State; **FERNANDO NEY DE MORAES ARRUDA** (CPF/MF nº 010.337.948-72 – RG/SP nº 6.094.480), Brazilian, married, lawyer, domiciled and resident at Rua Valença nº 305 – CEP 01254-060 - São Paulo, São Paulo State, **and LUIZ GUIMARÃES** (CPF/MF nº 611.352.838-34 – RG/RJ nº 6.575.180-2), Brazilian, single, engineer, with commercial address at Av. República do Chile nº100 - 22ºandar – CEP 20139-900 - Rio de Janeiro, Rio de Janeiro State. It was declared, on pain of law, that those elected are not subject to any of the legal impediments, in relation to commerce or management of a commercial company, by reason of criminal condemnation. The meeting designated Mr. David Feffer as Chairman of the Supervisory Board and Mr. Adhemar Magon as Vice-Chairman; **FOURTH**: The company's Audit Board was established, in accordance with the bylaws, at the request of the stockholders OPP I Fundo de Investimento em Ações, Opportunity Lógica II Fundo de Investimento em Ações and André Cavalcanti Banks da Rocha, respectively holders of 46,261,700, 910,000 and 10 class A preferred shares. The following being elected as its members: **ROBERTO FIGUEIREDO MELLO** (CPF/MF nº 532.755.358-20 - OAB/SP nº 30.687), Brazilian, married, lawyer, resident and domiciled at Rua São Bento do Sul nº 29 – CEP 05466-060 - São Paulo, São Paulo State; **LUIZ AUGUSTO MARQUES PAES** (CPF/MF nº045.320.388-47 - RG/SP 12.605.359-5) Brazilian, married, lawyer, resident and domiciled at Rua Pedroso Alvarenga nº 345 - apto. 101 – CEP 04531-010 - São Paulo, São Paulo State and **ANDRÉ CAVALCANTI BANKS DA ROCHA** (CPF/MF nº456.689.304-91 – RG/SP nº 36.491.509-2) Brazilian, married, engineer, resident and domiciled at Rua Harmonia nº457 - apto.124 – CEP 05435-000 - São Paulo, São Paulo State, and as their respective substitute members: **ORLANDO DE SOUZA DIAS** (CPF/MF nº 046.293.378-49 - RG/SP nº4.125.301), Brazilian, married, accountant, resident and domiciled at Rua Pombeva nº 44 – CEP 05579-050 - São Paulo, São Paulo State; **ROBERTO VERTAMATTI** (CPF/MF nº 051.165.038-87 – RG/SP nº 3.944.269), Brazilian, married, economist, domiciled and resident at Rua Bela Vista nº 295 - apto. 31 – CEP 09715-030 - São Bernardo do Campo, São Paulo State, and **ALEXANDRE MAGALHÃES DA SILVEIRA** (CPF/MF nº 024.715.747-34 – RG/PE nº 560.799), Brazilian, legally separated, engineer, resident and domiciled at Av. Rui Barbosa

nº 60 - apto. 1801 – CEP 22250-020 - Rio de Janeiro, Rio de Janeiro State, with mandate up to the next Ordinary General Meeting of Stockholders, and remuneration in accordance with law; **FIFTH**: The meeting set the global remuneration of the members of the Supervisory Board, the Audit Board and the Board of Directors for the period April 2002 to March 2003 (inclusive) at up to R$ 7,000,000.00 (seven million Reais), it being for the Supervisory Board, in accordance with the bylaws, to decide on the destination of such subvention between its members and those of the Board of Directors, and also on the criterion to be applied to any adjustment of the remuneration of the managers. **Closing:** There being no further business, the above being read and agreed, this summary form was signed by those present. Salvador, 30 April 2002. Luiz Cesar Pizzotti, Chairman of the Meeting; Bernardo Szpigel, Secretary. The stockholders: Pp. COMPANHIA SUZANO DE PAPEL E CELULOSE - Luiz Cesar Pizzotti, lawyer; pp. BNDES Participações S.A.– BNDESPAR - Luiz Cesar Pizzotti, lawyer; pp. OPP I Fundo de Investimento em Ações - André Cavalcanti Banks da Rocha, Engineer; pp. Opportunity Lógica II Fundo de Investimento em Ações - André Cavalcanti Banks da Rocha, Engineer; André Cavalcanti Banks da Rocha and Bernardo Szpigel.

This is a true copy of the original inscribed in the book kept by the company for the purpose.

Luiz Cesar Pizzotti
Chairman of the Committee

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ/MF n° 16.404.287/0001-55
NIRE n° 29.300.016.331

MINUTES OF THE 196th MEETING OF THE SUPERVISORY BOARD

The Supervisory Board of **Bahia Sul Celulose S.A.** met on 30 April 2002, at 3 pm at the company's head office, the undersigned members being present. Mr. **David Feffer**, Chairman of the Board, assumed the chairmanship of the meeting, and invited me, **Luiz Cesar Pizzotti**, to be secretary. He explained that the meeting had been called to elect the Board of Directors and to set the annual remuneration of the members of the management bodies. The matter having been discussed and voted, the Supervisory Board by unanimous vote of those present re-elected to the Board of Directors, with a mandate to expire at the meeting of the Supervisory Board to be held immediately after the Ordinary General Meeting of stockholders of 2004, the following: as Superintendent Director, **Mr. Murilo Cesar Lemos dos Santos Passos** (CPF/MF no 269.050.007-87 – holder of identity card RG number 762.280 - IPF/RJ), Brazilian, married, engineer, domiciled and resident in the city and State of São Paulo at Rua Melo Morais Filho n° 264 – CEP 05610-040; as a Director, responsible for the administrative, financial and investor relations areas, **Mr. Bernardo Szpigel** (CPF/MF n° 069.291.337-87 – identity card RG number 2.397.570-IFP/RJ), Brazilian, divorced, engineer, domiciled and resident in the city and State of São Paulo, at Rua Cardoso de Melo Junior n° 530 – CEP 05462-020; as director, responsible for the international business and logistics areas, **Mr. Rogério Ziviani** CPF/MF n° 834.532.377-49 – identity card RG number 4.548.546/SSP-SP), Brazilian, single, company manager, domiciled and resident in the city and State of São Paulo, at Rua Adalívia de Toledo n° 346, apto. 81 – CEP 05683-000; as director, responsible for the industrial area, **Mr. Eloy Feliz Janesch** (CPF/MF number 005.632.939-34 – identity card RG number I/R 8369-99), Brazilian, married, mechanical engineer, domiciled and resident in the city and state of São Paulo, at Rua Canário n° 906, apto.41 – CEP 04521-000; as the director responsible for the natural resources area, **Mr. José Carlos Macedo Ferreira** (CPF/MF number 746.906.478-87 – identity card RG number 4.663.797-7/SP), Brazilian, married, engineer, domiciled and resident in Mogi da Cruzes, São Paulo State, at Rua Emilio Zappile n° 741 – CEP 08790-280, and as the director responsible for the area of distribution and domestic market sales, **Mr. Carlos Pontinha Pereira** (CPF/MF number 250.591.068-53 – identity card RG number 3.358.296-8/SP), naturalized Brazilian, married, company manager, domiciled and resident in the city and State of São Paulo, at Rua Canuto Saraiva n° 429, apto. 131–A - CEP 03113-010. The Board then, by majority of votes, decided to approve the proposal for distribution of total remuneration of the members of the management bodies, the aggregate limit value of which, R$ 7,000,000.00 (seven million Reais), was approved by the Ordinary General Meeting of Stockholders carried out on this date, as follows: R$ 250,000.00 for the Supervisory Board, R$ 250,000.00 for the Audit Board and R$ 6,500,000.00 for the Board of Directors. There being no further business, the meeting was closed and these minutes were written and being read and approved, signed by all. Salvador, 30 April 2002. David Feffer, Chairman of the Meeting; Luiz Cesar Pizzotti, Secretary. The members of the Supervisory Board: David Feffer – Chairman; Adhemar Magon - Vice-Chairman; Daniel Feffer, Augusto Esteves de Lima Junior, Boris Tabacof and Jorge Eduardo Martins Moraes – Members.

This is a true copy of the original inscribed in the book kept by the company for the purpose.

Luiz Cesar Pizzotti
Secretary

RECEIVED
2004 MAY 19 P 3:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BAHIA SUL CELULOSE S.A.
Brazilian listed company
C.N.P.J. n°. 16.404.287/0001-55
NIRE n°. 29.300.016.331

NOTICE OF CONVOCATION TO EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are hereby invited to an Extraordinary General Meeting of Stockholders, to be held at the head office, Av. Magalhães Neto s/n°, Bloco B, Sala 121 - Centro Empresarial Iguatemi II, in the city of Salvador, in the State of Bahia, on 31 July 2002, at 11:00 am, to decide on the replacement of a substitute member of the company's audit board.

Salvador, 15 July 2002

David Feffer
Chairman of the Supervisory Board

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ nº 16.404.287/0001-55
NIRE nº 29.300.016.331

MINUTES OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE: 31 July 2002, at 11:00 am, at the company's head office, at Magalhães Neto s/nº, Bloco B, Sala 121 - Centro Empresarial Iguatemi II, Salvador, Bahia. **DOCUMENTS READ, AND PUBLICATIONS:** Convocation announcements published in the newspapers "A Tarde" and "Gazeta Mercantil", of 16, 17 and 18 July, and in the "Diário Oficial do Estado da Bahia" on 16, 17 and 19 July; and the letter of resignation of Mr. Roberto Vertamatti – a substitute member of the company's Audit Board. **PRESENT:** Stockholders representing the entire voting capital; and also holders of preferred shares, not carrying the right to vote. **OFFICERS OF THE MEETING:** Chairman, Lucienne Michelle Treguer Cwikler; Secretary, Luiz Cesar Pizzotti. **DECISIONS TAKEN BY UNANIMOUS VOTE**: **1)** the resignation of Mr. Roberto Vertamatti as substitute member of the Audit Board was accepted; and **2)** Mr. Luiz Gonzaga Ramos Schubert (CPF/MF no. 080.501.128-53 - OAB/SP nº30.567), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo state, where he has an office at Rua Senador Paulo Egídio nº 72 - 15thº andar - CEP 01006-010, was elected to fill the vacancy, with mandate until the ordinary general meeting of stockholders of 2003. It was recorded that the newly elected member is not subject to any of the legal impediments. The above having been read and agreed, this summary form was signed by those present, at Salvador, 31 July 2002.

Lucienne Michelle Treguer Cwikler, Chairman of the Meeting.

Luiz Cesar Pizzotti, Secretary.

The stockholders:

P.p. COMPANHIA SUZANO DE PAPEL E CELULOSE

Lucienne Michelle Treguer Cwikler – Lawyer

Luiz Cesar Pizzotti

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ nº 16.404.287/0001-55
NIRE nº 29.300.016.331

MINUTES OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE: 17 December 2002, at 2:30 pm, at the company's head office, Av. Magalhães Neto s/nº, Bloco B, Sala 121 - Centro Empresarial Iguatemi II, Salvador-Bahia. **PUBLICATIONS**: Notices of convocation published in the newspapers "A Tarde", editions of 30 November, and 1 and 2 December 2002, "Gazeta Mercantil", of 2, 3 and 4 December 2002, and "Diário Oficial do Estado da Bahia" on 30 November, and 3 and 4 December 2002. **DOCUMENTS READ**: Proposal by the Board of Directors. **PRESENT:** Stockholder representing all the shares carrying the right to vote, and stockholder owning preferred shares not carrying the right to vote. **OFFICERS OF THE MEETING:** Chairman, Edivaldo Eduardo dos Santos; Secretary, Luiz Cesar Pizzotti. **DECISIONS TAKEN BY UNANIMOUS VOTE**: 1) So as to adapt the company's by-laws to the provisions of Law 10303 of 31 October 2001, the following proposal by the Board of Directors, with a favorable opinion by the Supervisory Board, was accepted, to **amend the head paragraphs of clauses 11 and 12** of the bylaws, to the following: "**Clause 11:** The class A preferred shares shall have the following advantages: **a**) priority in reimbursement of capital in the event of liquidation of the company; **b**) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share; **c**) full sharing in the results of the company, subject to the terms of "b" above; and d) the right to participate on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, even a reserve for monetary adjustment or for revaluation of the assets, subject to the terms of letter "b" above. Sole sub-paragraph – unchanged"; "**Clause 12** – The class B preferred shares shall have the following advantages: **a**) priority in the distribution of a minimum dividend of 6% (six percent) per year, calculated on that part of the registered capital made up of this type and class of share; **b**) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share; **c**) the right to a dividend equal to that of the common shares, using the preferential dividend for this comparison, and subject to "b" above; **d**) priority in the reimbursement of capital in the event of liquidation of the company; **e**) the right to share on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any reserve of any type, even a reserve for monetary adjustment or revaluation of assets, subject to "b" above; and **f**) full participation in the company's results, in such a way that no other type or class of shares shall have attributed to it superior advantages in relation to the company's equity. Paragraphs One and Two – unchanged; **To Clause 38,a Paragraph to be added, under Paragraph Two, renumbering the present Second Paragraph to Third,** and the said Second Paragraph now included to read as follows: "**Paragraph Two of Clause 38** – As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of the obligatory dividend, calculated in accordance with these bylaws or with Section 202 of that law, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the excess to constitution of a Future Earnings Reserve."; **Clause 40 to be** redrafted, as follows: "**Clause 40** – The financial statements shall obligatorily be audited by independent auditors registered with the CVM (*Comissão de Valores Mobiliários*). Such auditors shall be chosen and/or dismissed by the Supervisory Board, subject, as the case may be, to the terms of paragraph 2 of Section 142 of the Corporate Law." Having been read and agreed to, the above was signed in this summary form by those present. Salvador, 17 December 2002. Edivaldo Eduardo dos Santos, Chairman of the Meeting; Luiz Cesar Pizzotti, Secretary. The stockholders: P.p. COMPANHIA SUZANO DE PAPEL E CELULOSE, Edivaldo Eduardo dos Santos, Counsel; Luiz Cesar Pizzotti.

This is a true copy of the original inscribed in the book kept by the company for the purpose.

Luiz Cesar Pizzotti
Secretary

RECEIVED
2004 MAY 19 P 3:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAHIA SUL CELULOSE S.A.
Brazilian listed company
C.N.P.J. nº 16.404.287/0001-55
NIRE nº 29.300.016.331

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of stockholders, to be held at the company's head office, Av. Magalhães Neto s/nº, Bloco B, Sala 121 – Centro Empresarial Iguatemi II, in the city of Salvador, State of Bahia, on 11 March 2003, at 3:00pm, to elect one sitting member and two substitute members of the company's Supervisory Board.

Salvador, 19 February 2003

David Feffer
Chairman of the Supervisory Board

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ nº 16.404.287/0001-55
NIRE nº 29.300.016.331

MINUTES OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE: 11 March 2003, at 3 pm, at the company's headquarters, Av. Magalhães Neto s/nº, Bloco B, Sala 121 - Centro Empresarial Iguatemi II, Salvador, Bahia. **DOCUMENTS READ, AND PUBLICATIONS**: Convocation announcements published in the newspaper "A Tarde" and the "Diário Oficial do Estado da Bahia", editions of 20, 21 and 22 February 2003, and the "Gazeta Mercantil" newspaper, editions of 20, 21 and 24 February 2003. **PRESENT:** Stockholders representing the totality of the voting capital and also holders of preferred shares without the right to vote. **OFFICERS OF THE MEETING:** Chairman, Edivaldo Eduardo dos Santos; Secretary, Luiz Cesar Pizzotti. **DECISIONS BY UNANIMOUS VOTE**: **1)** the meeting elected Mr. Cláudio Thomaz Lobo Sonder (CPF/MF nº 066.934.078-20 – RG/SP nº 2.173.952), Brazilian, married, engineer, resident and domiciled in this state capital at Rua Elias Cutait nº 325, CEP: 05672-020 as a sitting member of the Supervisory Board, as a result of the existing vacancy; and as his substitute member, Mr. Antonio de Souza Correa Meyer (CPF/MF nº 215.425.978-20 – RG/SP nº 3.334.695-1), Brazilian, married, lawyer, resident and domiciled in this state capital at Av. George Saville Dodd nº 447 – CEP: 05608-020, both with mandates up to the Ordinary General Meeting of Stockholders of 2004; and **2)** elected Mr. Jorge Feffer (CPF/MF nº 013.965.718-50 – RG/SP nº 4.617.719-X), Brazilian, married, company manager, with commercial address in this state capital at Av. Brigadeiro Faria Lima nº 1355 – 9º andar, CEP: 01452-919, São Paulo, São Paulo State, as a substitute member for Mr. Daniel Feffer on the Supervisory Board of the company, as a result of the vacancy caused by the death of Mr. Marcos Francisco Gardano. It was registered that those elected have none of the legal impediments. These summary minutes having been read and agreed to, they are hereby signed by those present. Salvador, 11 March 2003. Edivaldo Eduardo dos Santos, Chairman of the Meeting; Luiz Cesar Pizzotti, Secretary. The stockholders: p.p. COMPANHIA SUZANO DE PAPEL E CELULOSE, Edivaldo Eduardo dos Santos, lawyer and Luiz Cesar Pizzotti.

This is a true copy of the original inscribed in the book kept by the company for the purpose.

Luiz Cesar Pizzotti
Secretary

BAHIA SUL CELULOSE S/A
C.N.P.J nº 16.404.287/0001-55
Brazilian listed company
N.I.R.E. 29.300.016.331

EXTRAORDINARY AND ORDINARY GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION ANNOUNCEMENT

Stockholders of Bahia Sul Celulose S/A are called to meet in Extraordinary and Ordinary General Meetings of Stockholders on 28 April 2003, at 2pm, at the company's head office, Av. Magalhães Neto s/n, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Pituba, Salvador, Bahia, to decide on the following agenda: In Extraordinary General Meeting of Stockholders: 1. Change to Clause 7 of the bylaws to enable members of the Supervisory Board to reside in Brazil or outside Brazil, and 2. Change in Clause 29 of the bylaws to increase from 6 (six) to 8 (eight) the maximum number of members of the Board of Directors. In Ordinary General Meeting of Stockholders: 1. Examination of the management report and financial statements for the year ended 31 December 2002, and the respective statement of Independent Auditors; 2. Allocation of the net profit for the business year and distribution of dividends of R$ 0.01277 per common share, R$ 0.01405 per class A preferred share and R$ 0.02306 per class B preferred share, without monetary adjustment, for the shares held at 31 December 2002; and 3. Setting of the annual global remuneration of the members of the Board of Directors, Supervisory Board and, as the case may be, the Audit Board.

Salvador, 10 April 2003.

David Feffer
Chairman of the Supervisory Board

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ nº 16.404.287/0001-55
N.I.R.E. nº 29.300.016.331

MINUTES OF EXTRAORDINARY AND ORDINARY GENERAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE: 28 April 2003, at 2:00pm, at the company's headquarters, Avenida Magalhães Neto s/nº, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Pituba, Salvador, Bahia. **PRESENT**: Stockholders representing all the voting shares and also stockholders owning preferred shares not carrying the right to vote; independent external auditors, KPMG Auditores Independentes (CRC 2SP014428/0-6"S"BA), represented by Mr. Alexandre Augusto Silva Barcelos (CRC/MG 064404/0-2). **OFFICERS OF THE MEETING:** Chairman: Luiz Cesar Pizzotti; Secretary: Isabel da Silva Ramos Kemmelmeier. **PUBLICATIONS AND DOCUMENTS READ:** a) Convocation announcement published in the Gazeta Mercantil of 11, 14 and 15 April, and in A Tarde of 11, 12 and 14 April; b) Report of management, financial statements for the business year ending 31 December 2002 and Opinion of independent auditors, published in the newspapers Gazeta Mercantil and A Tarde, on 14 March and in the Official Gazette of the State of Bahia on 15 March; c) Proposal by management for allocation of the net profit of the business year; and d) Statement of the Audit Board. **DECISIONS TAKEN UNANIMOUSLY, WITH THE ABSTENTION OF THOSE LEGALLY SUBJECT TO IMPEDIMENT: I – IN EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS: FIRST**: Clause 25 of the bylaws was changed to enable members of the Supervisory Board to reside outside Brazil. The said Clause was thus changed to read as follows: "Clause 25 – The Supervisory Board shall be made up of a minimum of 6 (six) and a maximum of 7 (seven) members and their respective substitute members, stockholders holding only preferred shares, resident in Brazil or outside Brazil, elected by the General Meeting of Stockholders and able to be dismissed by it, at any time, and also able to re-elected. The same General Meeting of Stockholders shall appoint the Chairman and Vice Chairman of this body." **SECOND**: Clause 29 of the bylaws was changed to increase from 6 (six) to 8 (eight) the maximum number of members of the Board of Directors. The said Clause was thus changed to read as follows: "Clause 29 - The Board of Directors shall be made up of a minimum of 3 (three) and a maximum of 8 (eight) members, of recognized technical and administrative ability, resident in Brazil, being one Superintendent Director and between 2 (two) and 7 (seven) Directors without special designation, elected by the Supervisory Board and able to be dismissed by it at any time, and also able to be re-elected."; **II – IN ORDINARY GENERAL MEETING OF STOCKHOLDERS: FIRST**: The report of management and the financial statements for the year ended 31 December 2002, and the statement of the independent auditors, were approved. **SECOND:** It was decided that the net profit of the business year (2002), in the amount of R$ 183,929,976.02 (one hundred and eighty three million, nine hundred and twenty nine thousand, nine hundred and seventy six Reais and two centavos), should be allocated as follows: R$ 9,196,498.80 (nine million, one hundred and ninety six thousand, four hundred and ninety eight Reais and 80 centavos) in formation of the legal reserves; R$ 117,895,303.94 (one hundred and seventeen million, eight hundred and ninety five thousand, three hundred and three Reais and ninety four centavos) for capital increase reserve; R$ 13,099,478.21 (thirteen million, ninety nine thousand, four hundred and seventy eight Reais and twenty one centavos) for a special dividend reserve, and R$ 43,738,695.07 (forty three million, seven hundred and thirty eight thousand, six hundred and ninety five Reais and seven centavos) for distribution of dividends, which will be paid starting on 30 May 2003, as to R$ 0.01277

per common share, R$ 0.01405 per class A preferred share, and R$ 0.02306 per class B preferred share; **THIRD**: The Audit Board of the company was established, as provided for in the bylaws, at the request of the stockholders OPP I Fundo de Investimento em Ações, Opportunity Lógica II Fundo de Investimento em Ações, Isabel da Silva Ramos Kemmelmeier, Hedging-Griffo Brazil Fund LLC–Tarpon Class, Tarpon Hg–Fundo de Investimentos em Ações and Romanche Investment Corporation LLC, respectively holders of 44,071,700, 720,000, 10, 1,305,000, 6,020,937 and 11,049,302 class A preferred shares, the stockholder Romanche Investment Corporation LLC also possessing 110,000 class B preferred shares. The following were elected to the Audit Board: **ROBERTO FIGUEIREDO MELLO** (CPF/MF n° 532.755.358-20 - OAB/SP n° 30.687), Brazilian, married, lawyer, resident and domiciled at Rua São Bento do Sul n° 29 – CEP 05466-060 - São Paulo, São Paulo State; **LUIZ AUGUSTO MARQUES PAES** (CPF/MF n°045.320.388-47 - RG/SP 12.605.359-5) Brazilian, married, lawyer, resident and domiciled at Rua Pedroso Alvarenga n° 345 - apto. 101 – CEP 04531-010 - São Paulo, São Paulo State, and **ISABEL DA SILVA RAMOS KEMMELMEIER** (CPF/MF n° 016.751.727-90 – RG/RJ 005418374-4) Brazilian, married, engineer, with commercial address at Av. Presidente Wilson, 231, 28° andar – CEP 20030-021 – Rio de Janeiro, RJ; and as respective substitute members: **ORLANDO DE SOUZA DIAS** (CPF/MF n° 046.293.378-49 - RG/SP n°4.125.301), Brazilian, married, accountant, resident and domiciled at Rua Pombeva n° 44 – CEP 05579-050 - São Paulo, São Paulo State; **LUIZ GONZAGA RAMOS SCHUBERT** (CPF/MF n°080.501.128-53 - OAB/SP n°30.567), Brazilian, married, lawyer, resident domiciled in São Paulo, São Paulo State, where he has an office at Rua Senador Paulo Egídio n° 72 - 15° andar - CEP 01006-010, and **FABIO ALPEROWITCH** (CPF/MF n° 153.582.338-06 – RG/SP n° 21.615.680-4), Brazilian, married, company manager, with address at Rua Geraldo Flausino Gomes, n° 78/91 - CEP 04575-060 - São Paulo, São Paulo State; to have mandate until the next Ordinary General Meeting of Stockholders and remuneration as specified by law, it being recorded that the parties elected are not subject to any of the impediments provided for by law; **FOURTH**: The maximum limit for the purposes of remuneration of the members of the Supervisory Board, the Audit Board and the Board of Directors for the period April 2003 to March 2004 (inclusive) was set at R$ 8,400,000.00 (eight million, four hundred thousand Reais) it being for the Supervisory Board, as per the bylaws, to decide on the allocation of this subvention between its members and those of the Board of Directors, and also on the criterion to be applied to any adjustment in the remuneration of the managers. **Closing:** There being no further business, the above having been read and approved, this summary form was signed by those present. Salvador, 29 April 2003. Luiz Cesar Pizzotti, Chairman of the Meeting; Isabel da Silva Ramos Kemmelmeier, Secretary. The stockholders: Pp. COMPANHIA SUZANO DE PAPEL E CELULOSE - Luiz Cesar Pizzotti. lawyer; pp. OPP I Fundo de Investimento em Ações - Isabel da Silva Ramos Kemmelmeier; pp. Opportunity Lógica II Fundo de Investimento em Ações - Isabel da Silva Ramos Kemmelmeier; pp. Hedging-Griffo Brazil Fund LLC–Tarpon Class - Isabel da Silva Ramos Kemmelmeier; pp. Tarpon Hg–Fundo de Investimentos em Ações - Isabel da Silva Ramos Kemmelmeier; pp. Romanche Investment Corporation LLC - Isabel da Silva Ramos Kemmelmeier and Isabel da Silva Ramos Kemmelmeier.

This is a true copy of the original inscribed in the book kept by the company for the purpose.

Luiz Cesar Pizzotti
Chairman of the Committee

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ nº 16.404.287/0001-55
NIRE nº 29.300.016.331

MINUTES OF THE 208th MEETING OF THE SUPERVISORY BOARD

The Supervisory Board of Bahia Sul Celulose S.A. met on 31 October 2003, at 5 pm, at the company's head office, the undersigned members being present. The Chairman of the Board, Mr. David Feffer, assumed Chairmanship of the meeting, and invited me, Luiz Cesar Pizzotti, to be Secretary. The Chairman then said that the objective of this meeting was to analyze a proposal by the directors suggesting the payment of an interim dividend to the stockholders, based on the June 30 financial statements. After discussing the matter the Board unanimously decided to authorize the payment of dividends in the amount of R$ 36,300,333.85 (thirty six million, three hundred thousand, three hundred and thirty three Reais and eighty five centavos), as follows: R$ 10.65 (ten Reais and sixty five centavos) per lot of 1,000 common shares; R$ 11.72 (eleven Reais and seventy two centavos) per lot of class A preferred shares and R$ 11.72(eleven Reais and seventy two centavos) per lot of 1,000 class B preferred shares, without monetary adjustment and for payment up to 19 December, *ad referendum* to the next Ordinary General Meeting of Stockholders. This intermediary dividend will be attributed to holders of the shares in circulation on 12 December 2003, and the shares will trade "ex-dividend" starting on 15 December. There being no further business, these minutes were written, read and approved, and are hereby signed by those present. Salvador, 31 October 2003.

David Feffer, Chairman of the Meeting

Luiz Cesar Pizzotti, Secretary of the Meeting

The members of the Board:

David Feffer – Chairman

Adhemar Magon – Vice-President

Daniel Feffer

Boris Tabacof

Augusto Esteves de Lima Junior

Cláudio Thomaz Lobo Sonder

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF THE 202nd MEETING OF THE SUPERVISORY BOARD

The Supervisory Board of Bahia Sul Celulose S.A. ("the Company"), held the meeting on 22 January 2004 at 10:00 am, at the head office, the undersigned members being present. Mr. David Feffer, Chairman of the Board, assumed the chairmanship of the meeting, and invited me, Luiz Cesar Pizzotti, to be secretary. The chairman then explained that the meeting had been called to decide on the issue of 2,843,713 (two million eight hundred and forty three thousand seven hundred and thirteen) class B book-entry shares, at the price of R$ 0.587 (five hundred and eighty seven thousandths of a Real) each, set pursuant to Section 5 of Decree 101 of April 18 1991, totaling R$ 1,669,259.53 (one million six hundred and sixty nine thousand two hundred and fifty nine Reais and fifty three centavos), to be subscribed and paid up in cash by the North Eastern Investment Fund ("FINOR" - *Fundo de Investimentos do Nordeste*), pursuant to Section 9 of Law 8167 of 16 January 1991. The subject having been discussed and put to the vote, the Supervisory Board, unanimously: **(i)** authorized the issue of 2,843,713 (two million eight hundred and forty three thousand seven hundred and thirteen) class B book-entry preferred shares, not carrying the right to vote, with the right to full sharing in the results of the Company and the right "pro rata tempore" to such dividends as may come to be declared from this date onward, for the unit price of R$ 0.587 (five hundred and eighty seven thousandths of a real), totaling R$ 1,669,259.53 (one million six hundred and sixty nine thousand two hundred and fifty nine Reais and fifty three centavos); **(ii)** declared that, according to the terms of the Special Law on Fiscal Incentives and Clause 13, Paragraph 2 of the bylaws, the present stockholders will not have the right to preference in subscription of the shares in this issue; **(iii)** suspended the meeting for the time necessary for the subscription thus authorized to take place; and **(iv)** verified that FINOR subscribed, immediately, a total of 2,843,713 (two million eight hundred and forty three thousand seven hundred and thirteen) class B book-entry preferred shares, in the amount of R$ 1,669,259.53 (one million six hundred and sixty nine thousand two hundred and fifty nine Reais and fifty three centavos), according to the Subscription Bulletin delivered to the committee. These shares will be paid up, in cash, by deposit in a linked account in the Banco do Nordeste do Brasil S/A, in the name of the Company, when the present minutes are filed with the Commercial Board of the State of Bahia; **(v)** recorded the receipt of this subscription, which is hereby homologated; **(vi)** reported that as a result of the present subscription and future paying-in of these class B book-entry preferred shares, the Company's registered capital now becomes R$ 1,239,693,090.34 (one billion two hundred and thirty nine million six hundred and ninety three thousand and ninety Reais and thirty four centavos), divided as follows:

DESCRIPTION	QUANTITY	R$
REGISTERED CAPITAL	**3,224,703,413**	**1,239,693,090.34**
NOMINAL COMMON	1,364,356,856	524,508,319.22
BOOK-ENTRY PREFERRED	1,860,346,557	715,184,771.12
CLASS A	1,833,313,825	704,792,407.30
CLASS B	27,032,732	10,392,363.82

(vii) ordered the Board of Directors to request the Commercial Board of the State of Bahia to

register the increase in the Company's registered capital from R$ 1,238,023,830.81 (one billion two hundred and thirty eight million and twenty three thousand eight hundred and thirty Reais and eighty one centavos) to R$ 1,239,693,090.34 (one billion two hundred and thirty nine million six hundred and ninety three thousand and ninety Reais and thirty four centavos), as a result of the present issue. There being no further business, the meeting was closed and these minutes written, read and approved, and signed by all. Salvador, 22 January 2004.

David Feffer, Chairman of the Meeting.

Luiz Cesar Pizzotti, Secretary.

<u>The members of the Supervisory Board:</u>

David Feffer – Chairman

Adhemar Magon – Vice-Chairman

Daniel Feffer

Boris Tabacof

Augusto Esteves de Lima Junior

Cláudio Thomaz Lobo Sonder

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF THE 212th MEETING OF THE SUPERVISORY BOARD

The Supervisory Board of the company met on 17 February 2004 at 9:00 am at the office of Bahia Sul Celulose S.A. ("the company"), at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, in the city of São Paulo, São Paulo State, all its members being present, and with the presence also of the directors Messrs Murilo Cesar Lemos dos Santos Passos and Bernardo Szpigel, the members of the Audit Board Messrs Roberto Figueiredo Mello, Luiz Augusto Marques Paes and Ms. Isabel da Silva Ramos Kemmelmeier, and the auditor of KPMG Auditores Independentes, Mr. José Luiz Ribeiro de Carvalho. Mr. David Feffer, Chairman of the Supervisory Board, assumed chairmanship of the meeting, and invited me, Luiz Cesar Pizzotti, to be secretary. He explained to his peers that the purpose of this meeting was to examine the report of management, the financial statements, the consolidated financial statements and the respective explanatory notes, the proposal for allocation of the results of the business year ended 31 December 2003, accompanied by the Opinion of independent auditors, and also the projection of the company's results, in obedience to CVM Instruction 371 of 27 June 2002. The subject having been discussed, the documents mentioned were approved, and the members of the Board decided unanimously to issue the following: "Statement of the Supervisory Board: The Supervisory Board of Bahia Sul Celulose S.A., in exercise of the functions attributed to it by law and by the bylaws, hereby states itself to be in agreement with the report of management, the financial statements, the consolidated financial statements and their respective explanatory notes, the proposal for allocation of the result of the business year ended 31 December 2003, which were put before it, accompanied by the statement of independent auditors "KPMG Auditores Independentes", and also the projection of the company's results, in accordance with CVM Instruction 371 of 27 June 2002. São Paulo, 17 February 2004." Before closing the meeting, the chairman asked for congratulations to the Board of Directors to be recorded in the minutes, for the good results achieved by the company in the business year referred to, and also to the auditors KPMG Auditores Independentes, who have provided services to the company for years, but who under CVM Instruction 308 of 14 May 1999 will not audit the company in the immediately following years. There being no further business, the meeting was closed, and these minutes written, read and approved, and signed by those present.

São Paulo, 17 February 2004

David Feffer, Chairman of the Meeting.
Luiz Cesar Pizzotti, Secretary.

The members of the Supervisory Board:
David Feffer - Chairman
Adhemar Magon - Vice-Chairman
Daniel Feffer
Boris Tabacof
Augusto Esteves de Lima Junior
Cláudio Thomaz Lobo Sonder

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF THE 214th MEETING OF THE SUPERVISORY BOARD

The Supervisory Board of Bahia Sul Celulose S.A. ("the Company") met on 3 March 2004, at 10:30am, in its office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, in the city of São Paulo, São Paulo State, with the presence of all its members. Mr. David Feffer, Chairman of the Board, assumed the chairmanship of the meeting and invited me, Luiz Cesar Pizzotti, to be secretary. He explained that the purpose of this meeting was to decide on the substitution of the auditing company KPMG Auditores Independentes by Ernst & Young Auditores Independentes S/S, inscribed in the CRC-SP under number 2SP015199/06, with head office at Av. Juscelino Kubitschek, nº 1830, Torre I, 6º andar, CEP 04543-900, in the city of São Paulo, São Paulo State, in compliance with CVM Instruction 308, of 14 May 1999, Section 31 of which creates obligatory rotation of independent auditors. The Supervisory Board discussed the subject and unanimously approved the substitution of the independent auditors starting with the business year of 2004. The Board also authorized the Board of Directors to take the necessary steps for replacement of the auditors, including signing any documents which may be necessary. There being no further business, the meeting was closed, and these minutes were written, read and being agreed, were signed by those present.

São Paulo, 3 March 2004

David Feffer, Chairman of the Meeting.

Luiz Cesar Pizzotti, Secretary.

<u>The members of the Supervisory Board</u>:

David Feffer - Chairman

Adhemar Magon - Vice-Chairman

Daniel Feffer

Boris Tabacof

Augusto Esteves de Lima Junior

Cláudio Thomaz Lobo Sonder

BAHIA SUL CELULOSE S.A.
Brazilian Listed Company
CNPJ nº 16.404.287/0001-55
N.I.R.E. nº 29.300.016.331

MINUTES OF EXTRAORDINARY AND ORDINARY GENERAL MEETINGS OF STOCKHOLDERS

DATE, TIME AND PLACE: 30 April 2004, at 10.00 am, at the company's head office, Avenida Tancredo Neves nº 274, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Pituba, Salvador - Bahia. **PRESENT**: Stockholder representing the entire voting capital; holders of preferred shares without voting rights; external auditors KPMG Auditores Independentes (CRC 2SP014428/0-6 "S"BA), represented by Mr. Auro Kunio Suzuki (CRC-1MG061942/T-5). **OFFICERS OF THE MEETING**: Chairman: Luiz Cesar Pizzotti; Secretary: Bernardo Szpigel.

PUBLICATIONS AND DOCUMENTS READ:

a) Convocation to the meeting published in the Gazeta Mercantil of 15, 16 and 19 April, 2004, and in the Diário Oficial do Estado da Bahia and the newspaper A Tarde, editions of 15, 16 and 17 April 2004.
b) Report of management, financial statements and consolidated financial statements for the year ended 31 December 2003, Opinion of independent auditors and of the Audit Board, published in the newspapers Gazeta Mercantil, A Tarde and Diário Oficial do Estado da Bahia, on 19th February 2004.

DECISIONS MADE:

I – Extraordinary General Meeting of Stockholders:
The meeting approved the proposal of the Board of Directors, with an Opinion in favor by the Supervisory Board, to reform and restructure the entire bylaws, including for the purposes of reformulating the company's administration at all levels, and to transform the Audit Board into a permanent body: these bylaws to become an integral part of these minutes and to be registered with them at the Commercial Board of the State of Bahia.

II – Ordinary General Meeting of Stockholders:

FIRST: The meeting approved the report of management, the financial statements and the consolidated financial statements for the year ended 31 December 2003. accompanied by the Opinions of the independent auditors and the Audit Board;
SECOND: The meeting decided on the following allocation for the net profit of the year (2003) totaling R$ 402,876,418.57 (four hundred and two million eight hundred and seventy six thousand four hundred and eighteen Reais and fifty seven centavos): R$ 20,143,820.93 (twenty million one hundred and forty three thousand eight hundred and twenty Reais and ninety three centavos) to the legal reserve; R$ 77,679,259.49 (seventy seven million six hundred and seventy nine thousand two hundred and fifty nine Reais and forty nine centavos) to the Tax Incentives reserve; R$ 205,908,580.52 (two hundred and five million nine hundred and eight thousand five hundred and eighty Reais and fifty two centavos) to the reserve for

increase of capital; R$ 22,878,731.17 (twenty two million eight hundred and seventy eight thousand seven hundred and thirty one Reais and seventeen centavos) to a special dividends reserve, and R$ 76,266,026.46 (seventy six million two hundred and sixty six thousand and twenty six Reais and forty six centavos) for distribution of dividends, of which total R$ 36,300,333,.85 (thirty six million three hundred thousand three hundred and thirty three Reais and eighty five centavos) have been previously distributed in interim dividends, pursuant to the Supervisory Board's decision of 30 October 2003, and R$ 39,965,692.61 (thirty nine million nine hundred and sixty five thousand six hundred and ninety two Reais and sixty one centavos), corresponding to a dividend of R$ 0.01173 per common share and R$ 0.01290 per class A and B preferred share, without monetary adjustment, the payment and/or credit of which will be made on 31 May 2004;

THIRD: The meeting elected to the Supervisory Board, with a mandate until the Ordinary General Meeting of Stockholders of 2005:

Chairman, DAVID FEFFER CPF/MF nº. 882.739.628-49 - RG/SP nº. 4.617.720-6), (Brazilian, married, industrialist with commercial address at Faria Lima, 1355 - 9º. andar, CEP: 01452-919, São Paulo, São Paulo state; **Vice-Chairman – BORIS TABACOF** (CPF/MF nº. 000.616.035-20 - RG/SP nº. 6.167.083), Brazilian, married, engineer with commercial address at Av. Brigadeiro Faria Lima, 1355 - 7º. andar, CEP: 01452-919, São Paulo, São Paulo state; **Vice-Chairman – DANIEL FEFFER** (CPF/MF nº. 011.769.138-08 - RG/SP nº. 4.617.718), Brazilian, married, lawyer, with commercial address at Av. Brigadeiro Faria Lima, 1355 - 9º. andar, CEP: 01452-919, São Paulo, São Paulo state; **Other members**: **AUGUSTO ESTEVES DE LIMA JUNIOR** (CPF/MF nº. 002.295.478-34 - RG nº. 459.607-9), Brazilian, divorced, lawyer, member number 4909, of the OAB/SP, domiciled and resident in São Paulo, São Paulo state, with office at Rua Senador Paulo Egídio, 72 - 15º andar, CEP: 01006-010; **ANTONIO DE SOUZA CORRÊA MEYER** (CPF/MF nº. 215.425.978-20 - RG nº. 3.334.695), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo state, with commercial address at Rua da Consolação, 247 - 5º andar – CEP 01301-903; **CLÁUDIO THOMAZ LOBO SONDER** (CPF/MF nº. 066.934.078-20 - RG nº. 2.173.952), Brazilian, married, engineer resident and domiciled in São Paulo, São Paulo state at Rua Elias Cutait, 325, CEP: 05672-020; **JORGE FEFFER** (CPF/MF nº. 013.965.718-50 - RG/SP nº. 4.617.719-X), Brazilian, legally separated, company manager with commercial address at Av. Brigadeiro Faria Lima, 1355 - 9º. andar, CEP: 01452-919; São Paulo, São Paulo state; **ANTONIO CARLOS DE VASCONCELOS VALENÇA** (CPF. nº. 259.082.787-34 – RG. nº. 2.172.718 – IFP-RJ) Brazilian, married, engineer with commercial address at Av. República do Chile, 100 – 6º andar – Rio de Janeiro – CEP 20.139-900; **OSCAR DE PAULA BERNARDES NETO** (CPF 037.057.307-20 - RG 7.158.672), Brazilian, married, chemical engineer domiciled and resident at Rua José de Cristo Moreira, 110 – ap. 71 – São Paulo, São Paulo state, CEP 05688-090; and registered the abstention of the stockholder The Latin American Small Capitalization Fund; and recorded that those elected are not subject to any of the legal impediments.

FOURTH: The meeting set the global annual remuneration of the Supervisory Board and the Board of Directors at R$ 8,400,000.00 (eight million four hundred thousand Reais), and under the bylaws it is the duty of the Supervisory Board to decide on the distribution of these funds between its members and those of the Board of Directors.

FIFTH: The meeting elected the Audit Board, with mandate until the Ordinary General Meeting of Stockholders 2005, as follows: the preferred stockholders

elected Mr. **Eduardo de Almeida Santos** and **Fábio Alperowitch**, qualified below, the first as sitting member and the second as substitute; the controlling stockholders elected, as sitting members, Messrs **Luiz Augusto Marques Paes** and **Rubens Barletta,** and as their respective substitutes Mr. **Roberto Figueiredo Mello** and **Luiz Gonzaga Ramos Schubert**, so that the Audit Board is constituted as follows: **Sitting Members: Luiz Augusto Marques Paes** (CPF/MF n°. 045.320.388-47 - RG SSP/SP n°. 12.605.359-5), Brazilian, married, lawyer, resident and domiciled in Sao Paulo at Rua Pedroso Alvarenga, 345 ap. 101, CEP. 04531-010; **Rubens Barletta** (CPF/MF n°. 397.909.328-04 - OAB/SP n°. 33.400), Brazilian, legally separated, lawyer, resident and domiciled in Sao Paulo with office at Rua Senador Paulo Egídio, 72 - 15°. andar, CEP. 01006-010 and **Eduardo de Almeida Santos** (CPF 080.277.007-01 – RG: 11.271.431-6 IFP), Brazilian, single, economist, with professional address at Avenida Presidente Wilson 231- 28° parte, Rio de Janeiro-RJ; and as their respective **substitute members**: **Roberto Figueiredo Mello** (CPF/MF n°. 532.755.358-20 - OAB/SP n°. 30.687), Brazilian, married, lawyer, resident and domiciled in Sao Paulo at Rua São Bento do Sul, 29 - CEP. 05466-060; **Luiz Gonzaga Ramos Schubert** (CPF/MF n°. 080.501.128-53 - OAB/SP n°. 30.567), Brazilian, married, lawyer, resident and domiciled in Sao Paulo with office at Rua Senador Paulo Egídio, 72 - 15°. andar, CEP. 01006-010 and **Fábio Alperowitch** (CPF/MF: n° 153.582.338-06 – RG: n° 21.615.680-4 – SSP/SP) Brazilian, married, company manager with residence at Rua Barão de Melgaço, 423, ap. 71 – Sao Paulo. The stockholder The Latin American Small Capitalization Fund abstained. The meeting registered that those elected are not subject to any of the legal impediments.

SIXTH: The meeting authorized the publication of these minutes in the form provided for in §2 of clause 130 of the Corporate Law.

The minutes were read and approved, and are signed below by those present. Salvador, 30 April 2004. Luiz César Pizzotti, Chairman of the meeting; Bernardo Szpigel, Secretary.

The stockholders:

pp. de COMPANHIA SUZANO DE PAPEL E CELULOSE

Luiz Cesar Pizzotti - Advogado

Luiz Cesar Pizzotti

Bernardo Szpigel

pp. de Opportunity Lógica II - Fundo de Investimento em Ações

pp. de OPP I Fundo de Investimento de Ações

pp. de Opportunity Lógica II – Inst. Fundo de Investimento em Ações

pp. Fama Futurewatch FIA

pp. Fama Futurewatch I FIA

pp. Challenger FIA

pp. Fama Sniper F.I. Financeiro

Eduardo de Almeida Santos

Eduardo de Almeida Santos

pp. The Latin American Small Capitalization Fund

Paulo Roberto Esteves

BAHIA SUL CELULOSE S.A.
Brazilian listed company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF THE 218th MEETING OF THE SUPERVISORY BOARD

The Supervisory Board of 2004 Bahia Sul Celulose S.A. met on 30 April 2004 at 5.00pm in the company's office at Av. Brigadeiro Faria Lima, 1355 – 8th Floor, in the City of São Paulo, São Paulo State, the undersigned members being present. Mr. David Feffer, Chairman of the Board, assumed the Chairmanship of the meeting and invited me, Luiz Cesar Pizzotti, to be Secretary. He then explained that the agenda of this meeting was the following: **a)** election of the Board of Directors; **b)** appointment of the members of the Management Committee and their Coordinator; and **c)** appointment of the members of the Strategy Committee and its Coordinator. The matters having been discussed and voted on, the Supervisory Board unanimously voted as follows: a) it re-elected, to the Board of Directors, with a mandate to expire at the meeting of the Supervisory Board to take place immediately after the Ordinary General Meeting of Stockholders of 2005: as Superintendent Director, Mr. **Murilo Cesar Lemos dos Santos Passos** (CPF/MF nº 269.050.007-87 - identity card RG nº 762.280-IFP/RJ), Brazilian, married, engineer, resident and domiciled in the city and state of São Paulo, at Rua Melo Morais Filho nº 218 – CEP 05610-040; as a Director, responsible for the administrative, financial and investor relations areas, Mr. **Bernardo Szpigel** (CPF/MF nº 069.291.337-87 - identity card RG nº 2.397.570-IFP/RJ), Brazilian, divorced, engineer, resident and domiciled in the city and state of São Paulo, at Rua Cardoso de Melo Junior nº 530 – CEP 05462-020; as Director, responsible for the international business area, Mr. **Rogério Ziviani** (CPF/MF nº 834.532.377-49 - identity card RG nº 4.548.546/SSP-SP), Brazilian, single, company manager, resident and domiciled in the city and state of São Paulo, at Rua Adalívia de Toledo nº 346, apto. 81 – CEP 05683-000; as Director, responsible for the industrial area, Mr. **Eloy Feliz Janesch** (CPF/MF nº 005.632.939-34 – identity card RG nº I/R 8369-99), Brazilian, married, mechanical engineer, resident and domiciled in the city and state of São Paulo, at Rua Canário nº 906, apto. 41 – CEP 04521-000; as Director, responsible for the Natural Resources area, Mr. **José Carlos Macedo Ferreira** (CPF/MF nº 746.906.478-87 - identity card RG nº 4.663.797-7/SP), Brazilian, married, engineer, domiciled and resident in Mogi da Cruzes, state of São Paulo, at Rua Emilio Zappile nº 741 – CEP 08790-285; as Director, responsible for the Distribution and Domestic Market Sales area, Mr. **Carlos Pontinha Pereira** (CPF/MF nº 250.591.068-53 - identity card RG nº 3.358.296-8/SP), naturalized Brazilian, married, company manager, domiciled and resident in the city and state of São Paulo, at Rua Canuto Saraiva nº 429, apto.131–A - CEP 03113-010; as Director, responsible for the Development and New Business area, Mr. **André Dorf** (CPF/MF nº 170.751.778-93 - identity card RG nº 14.379.624-0/SP), Brazilian, married, company manager, resident and domiciled in the city and state of São Paulo, at Rua Ceará. 101 – apto.61 – CEP 01243-010; and as Director, responsible for the logistics area. Mr. **João Mário Lourenço Filho** (CPF/MF nº 072.924.548-95 - identity card RG nº 11.048.601-8/SP), Brazilian, married, mechanical production engineer, resident and domiciled in the city and state of São Paulo, at Rua Democratas, 799 – apto.122 – CEP 04305-000; and recorded that none of them are subject to any of the legal impediments; b) it appointed, with mandate up to the Ordinary General Meeting of Stockholders of 2005, as members of the Management Committee: Mr. **David Feffer** (CPF/MF nº 882.739.628-49 - RG/SP nº 4.617.720-6), Brazilian, married, industrialist, with commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9th Floor – CEP 01452-919 - São Paulo, São Paulo state; **Fábio Eduardo De Pieri Spina** (CPF/MF nº 153.084.478-96 – RG/SP nº 20.876.482-3), Brazilian, single, lawyer, with

commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9th Floor – CEP 01452-919 – São Paulo, São Paulo state; **João Pinheiro Nogueira Batista** (CPF/MF nº 546.600.417-00 – RG/SP nº 36.605.155-6), Brazilian, married, economist with commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9º andar – CEP 01452-919 – São Paulo, São Paulo state; **Luiz Fernando Sanzogo Giorgi** (CPF/MF nº 064.116.118-77 - RG/SP nº 7.346.613), Brazilian, divorced, company manager, with commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9ºandar – CEP 01452-919 - São Paulo, São Paulo state, and **Murilo Cesar Lemos dos Santos Passos** (CPF/MF nº 269.050.007-87 – RG/RJ nº 762.280-IFP), Brazilian, married, engineer, resident and domiciled in the city and state of São Paulo, at Rua Melo Morais Filho nº 218 – CEP 05610-040; appointing Mr. David Feffer as Coordinator of the said committee, and c) appointed, with mandate up to the Ordinary General Meeting of Stockholders of 2005, as members of the **Strategy Committee**: Mr. **Claudio Thomaz Lobo Sonder** (CPF/MF nº 066.934.078-20 – RG/SP nº 2.173.952), Brazilian, married, engineer, resident and domiciled at Rua Elias Cutait nº 325, CEP: 05672-020; **David Feffer** (CPF/MF nº 882.739.628-49 - RG/SP nº 4.617.720-6), Brazilian, married, industrialist, with commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9ºandar – CEP 01452-919 - São Paulo, São Paulo state; **Daniel Feffer** (CPF/MF nº 011.769.138-08 - RG/SP nº4.617.718), Brazilian, married, lawyer, with commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9º andar – CEP 01452-919 - São Paulo, São Paulo state, and **Jorge Feffer** (CPF/MF nº 013.965.718-50 – RG/SP nº 4.617.719-X), Brazilian, legally separated, company manager, with commercial address at Av. Brigadeiro Faria Lima nº 1355 – 9º andar, CEP: 01452-919, choosing Mr. Cláudio Thomaz Lobo Sonder as Coordinator of the said Committee. There being no further business, the meeting was closed and these minutes written, read and agreed to, being signed by those present. São Paulo, 30 April 2004. David Feffer – Chairman of the Meeting. Luiz Cesar Pizzotti – Secretary. The members of the Supervisory Board: David Feffer; Daniel Feffer; Boris Tabacof; Augusto Esteves de Lima Junior; Claudio Thomaz Lobo Sonder; Antonio de Souza Corrêa Meyer; Jorge Feffer; Antonio Carlos de Vasconcelos Valença and Oscar de Paula Bernardes Neto.

This is a true copy of the original inscribed in the book kept by the company for the purpose.

Luiz Cesar Pizzotti

Secretary

BYLAWS OF

BAHIA SUL CELULOSE S.A.

RECEIVED
2004 MAY 19 P 3:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHAPTER I

Name, head office, term of duration, objects

Clause 1 - **BAHIA SUL CELULOSE S.A.** is a Brazilian corporation with authorized capital, governed by these bylaws and by the applicable legislation.

Clause 2 - The company has head office and jurisdiction in the City, Municipality and district of Salvador, State of Bahia.

Sole sub-paragraph – Installation of closure of branches, offices, agencies, subsidiary offices or warehouses shall be the subject of decision by the Board of Directors, an amount of the capital being initially allocated for each of these establishments.

Clause 3 - The company shall have indeterminate duration.

Clause 4 - The objects of the company are:

a) manufacture, sale, importation and exportation of pulp, paper and other products arising from the transformation of forest materials;

b) economic use of homogeneous forests owned by the company or by third parties;

c) importation and exportation of goods relating to the abovementioned objects;

d) land transport, by itself or by third parties;

e) participation in other companies, in any manner;

f) operation of port terminals.

CHAPTER II

Registered capital and shares

Clause 5 - **The subscribed registered capital is R$1,238,023,830.81 (one billion, two hundred and thirty eight million, twenty three thousand, eight hundred and thirty Reais and eighty one centavos), divided into 3,221,859,700 shares without par value, of which 1,364,356,856 are nominal, common shares, 1,833,313,825 are class A book-entry preferred shares, and 24,189,019 are book-entry B class preferred shares. *(Extraordinary General Meeting of Stockholders of 27 April 2001)***

Clause 6 - **The registered capital may be increased without any change in the bylaws, by decision of the Supervisory Board, up to the limit of 2,000,000,000 (two billion) class A preferred shares and up to the limit of 105,798,570 (one hundred and five million, seven hundred and ninety eight thousand, five hundred and seventy) class B preferred shares, all exclusively book-entry type. *(Extraordinary General Meeting of 18 February 1999)***

Sole sub-Paragraph - In decisions on the issuance of preferred shares the Supervisory Board shall indicate the number, type and class of shares to be issued, the period for exercise of the right of legal preference, if any, the price of issue of each share, the minimum to be paid on subscription and the period and conditions for paying-in of the balance.

Clause 7 - The preferred shares shall be of book-entry type, remaining in a deposit account at a financial institution in the name of their holders, without the issue of a certificate, in accordance with Sections 34 and 35 of the Corporate Law.

§ One - Services of custody and transfer of ownership of book-entry shares shall be provided free of charge to FINOR – Fundo de Investimentos do Nordeste – for shares subscribed by it.

§ Two - Paying in of the shares subscribed by FINOR – Fundo de Investimentos do Nordeste – shall take place by deposit of the corresponding amount in the linked account at Banco do Nordeste do Brasil S.A, in the name of the company, and the respective clearance shall be made after presentation of proof of filing with the Commercial Board of the State, and publication, in accordance with law, of the minutes of the meeting of the Supervisory Board which decides to this effect.

§ Three The class B preferred shares shall be non-transferable up to the date of issue of the Project Implementation Certificate by the competent development agency.

Clause 8 - The issue of common shares shall be a private right of the General Meeting of Stockholders; such shares shall be reserved for subscription and paying-in, in cash and/or in credits against the company, and/or through transfer of assets.

Clause 9 - The class A preferred shares shall be reserved for subscription and paying-in in cash and/or in credits against the company and/or through transfer of assets.

Clause 10 - The class B preferred shares shall be reserved for subscription with FINOR tax incentive instruments.

Clause 11 - The class A preferred shares shall have the following advantages:

a) priority in reimbursement of capital in the event of liquidation of the company;

b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) full sharing in the results of the company, subject to the terms of "b" above; and

d) the right to participate on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, even a reserve for monetary adjustment or for revaluation of assets, subject to the terms of letter "b" above. *(Extraordinary General Meeting of Stockholders of 17 December 2002)*

Sole sub-paragraph - The class A preferred shares shall not carry the right to vote.

Clause 12 - The class B preferred shares shall have the following advantages:

a) priority in the distribution of a minimum dividend of 6% (six percent) per year, calculated on that part of the registered capital made up of this type and class of share;

b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) the right to a dividend equal to that of the common shares, using the preferential dividend for this comparison, and subject to "b" above;

d) priority in the reimbursement of capital in the event of liquidation of the company;

e) the right to share on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any reserve of any type, even a reserve for monetary adjustment or revaluation of assets, subject to "b" above;

f) full participation in the company's results, in such a way that no other type or class of shares shall have superior advantages in relation to the company's equity.
(Extraordinary General Meeting of 17 December 2002)

§ One - The class B preferred shares shall not carry the right to vote.

§ Two - The class B preferred shares shall acquire the right to vote if the minimum dividends to which they have the right are not paid in three consecutive business years, and they shall maintain this right until the respective payment.

Clause 13 - The right of legal preference for subscription of shares is fully guaranteed to the common shares and the preferred shares of classes A and B, but if the company's shares are registered with the CVM, and for as long as the company retains that status, the Supervisory Board may decide to issue preferred shares, class A, under Clause 6, sole sub-paragraph, of these bylaws, without the right of preference for existing stockholders, provided that the placement is made through a sale on stock exchanges or a public subscription.

§ One - In the event of an increase of capital the class B preferred shares shall not have the right to preference in the subscription of new shares while the respective securities are in the name of FINOR.

§ Two - There shall be no preference right for subscription for shares issued under the special law for tax incentives.

Clause 14 - New types of classes of shares may be created at any time by the General Meeting of Stockholders, or the existing types and classes may be increased without maintaining their proportion to the others, but the total of preferred shares without the right to vote may not exceed 2/3 (two-thirds) of the registered capital.

Clause 15 - Assignments and transfers of common shares must obey the terms agreed in a Stockholders' Agreement deposited at the head office, in accordance with the law.

Sole sub-paragraph - Assignments and transfers of shares which are at any time agreed without compliance with the Stockholders' Agreement shall not have any effect in relation to the company, and the Board of Directors will

not allow them to be registered in the book maintained by the company for this purpose.

Clause 16 - The company may acquire preferred shares issued by itself, on decision by the Supervisory Board.

Clause 17 - Any stockholder who for any reason does not within the specified period pay up any call for capital to subscribe shares of the company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

Sole sub-paragraph - The Subscription Bulletins shall contain an express term reflecting the provisions of the head paragraph of this Clause without prejudice, in the event that the defaulting stockholder does not cure the arrears within 90 days of its occurrence, to the stockholder being subject to procedures prescribed by law, including execution under Article 107 of the Corporate Law.

CHAPTER III

The General Meeting of Stockholders

Clause 18 - The General Meeting of Stockholders shall meet, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, whenever the interests of the company so demand, subject to the legal rules governing convocation, which shall be made by the Chairman of the Supervisory Board or by his replacement member of the Supervisory Board.

Clause 19 - The General Meeting of Stockholders shall be declared to be in session by the Chairman or by his substitute on the Supervisory Board. The shareholders shall then choose the officers of the meeting, who shall invite one of those present to be Secretary of the meeting and serve as scrutinizer.

Clause 20 - The exercise of the right to vote, disciplined in the Stockholders' Agreement filed at the head office, shall be obeyed by the company in General Meetings of Stockholders.

Sole sub-paragraph - The Chairman of the General Meeting of Stockholders, at the request of any interested stockholder, shall declare invalid any vote given against any provision expressed in the Stockholders' Agreement filed at the head office, when:

a) this sanction is established for non-compliance with it; or

b) to ensure specific performance of obligations assumed.

CHAPTER IV

Management of the Company

Clause 21 - The Company shall be managed by the Supervisory Board and by the Board of Directors, in accordance with law and these bylaws.

Clause 22 - The Supervisory Board is a committee decision body, and representation of the company is a private right of the Directors.

Sole sub-paragraph - The period of mandate of the members of the Supervisory Board and of the Directors shall be 2 (two) years, but shall extend until new appointed members have been sworn in.

Clause 23 - The Ordinary General Meeting of Stockholders shall, annually, set the global amount of remuneration of the Supervisory Board and the Board of Directors, it being for the Supervisory Board to decide on the form of distribution of the amount fixed, between its members and those of the Board of Directors.

Clause 24 - The members of the Board and the Directors shall invested in their positions by signature of an undertaking of investiture in the book of minutes of the Supervisory Board or of the Board of Directors, as the case may be, subject to the terms of Clause 26 (twenty-six) of these bylaws, and its first paragraph.

SECTION 1 – THE SUPERVISORY BOARD

Clause 25 - The Supervisory Board shall be made up of at least 6 (six) and a maximum of 7 (seven) members and their respective substitute members, stockholders holding only preferred shares, resident in Brazil, elected by the General Meeting of Stockholders and able to be dismissed by it, at any time, and able to be re-elected. The same General Meeting of Stockholders shall designate the Chairman and the Vice-Chairman of this body.

Clause 26 - In the event of impediment or temporary absence, the Chairman shall be replaced by the Vice-Chairman of the Supervisory Board. During the period of replacement the Vice-Chairman shall have identical attributions to those of the Chairman.

§ One - If impeded or temporarily absent, each one of the other members of the Supervisory Board shall be replaced, in meetings of the body, by

their respective substitute. The substitute of the Chairman shall substitute him only as a member of the Supervisory Board.

§ Two - When a vacancy occurs on the Supervisory Board the substitute shall be elected by a General Meeting of Stockholders, to be called within a maximum of 30 days of the vacancy occurring.

§ Three - The substitutions provided for in this Clause shall result in the exercise of the right to vote, but not in the remuneration and other advantages of the person substituted.

Clause 27 - The Supervisory Board shall meet, ordinarily, once a month, and extraordinarily, whenever called by the Chairman, or by any one of its members, with 10 (ten) days' notice, this interval being dispensed with when all members of the Board take part in the meeting.

§ One - The meetings of the Supervisory Board shall be valid when at least 4 (four) of its members are present, subject to the terms of Clause 26 (twenty-six) and its first and third paragraphs.

§ Two - The decisions of the Supervisory Board shall be taken by a majority vote of those members present.

Clause 28 - The following shall be the attributes of the Supervisory Board:

a) to elect and to dismiss the Directors and to set the attributions and competencies of each of them when these are not provided for in these bylaws, and also, as the case may be, to make the designation referred to in letter "a" of Clause 30 (thirty) of these bylaws;

b) to choose, and to dismiss, the Independent Auditors;

c) to set the accounting criteria and practices;

d) to authorize the issue of preferred shares, in accordance with Clause 6º (six) of these bylaws and its sole sub-paragraph;

e) to set the commercial policy, which shall at all times be dictated by the best interests of the company;

f) to define the long-term global strategy to be obeyed by the company and by the affiliated and subsidiary companies;

g) to examine and approve the annual and multi-annual investment budgets which shall be prepared by the Board of Directors;

h) to approve technical and financial plans for expansion or substantial modifications to the industrial plant, equipment and real estate of the company;

i) to issue opinions on proposals by the Board of Directors to the General Meeting of Stockholders involving creation of founders' shares, changes in the obligatory dividend, changes in the company's objects, absorption of the company or absorption of another company, merger, split or dissolution of the company, participation in a group of companies, creation and issue of debentures, creation of affiliates or subsidiaries, or acquisition of stockholding control of other companies;

j) to authorize the company to acquire an interest, by shares, in another company;

l) to designate the director of relationships with the market;

m) to authorize the Board of Directors to:

m.1 to sign, change or rescind any agreements or contracts between the company and any of its stockholders with the right to vote and/or any companies directly or indirectly related to them;

m.2 to acquire, put a charge on or dispose of goods of any kind from or to the company's fixed assets, when the amount of any such transaction singly exceeds 0.52% of the stockholders' equity reported in the balance sheet of the immediately preceding half-year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the adjustment of the financial statements;

m.3 to give a guarantee of any nature, or to give a chattel mortgage, when the amount of any such transaction singly exceeds 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half-year, adjusted, up to the date of the transaction authorized, by the same indices adopted for adjustment of the financial statements;

m.4 to agree asset or liability financial transactions when the amount of any such transaction singly exceeds 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the adjustment of the financial statements;

m.5 to agree any other contracts in an amount, for any single transaction, greater than 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the correction of the financial statements;

m.6 to carry out the acts referred to in letters "a" to "c" of Clause 39 (thirty-nine) of these bylaws.

n) **to decide on issue of promissory notes for public distribution in Brazil, in accordance with the regulations of the CVM (*Comissão de Valores Mobiliários*). *(Extraordinary General Meeting of 04.10.2001)***

§ One - Matters which are not reserved by law as being of the exclusive competency of the Supervisory Board may be submitted to decision by the General Meeting of Stockholders on proposal by stockholders who individually or jointly hold at least 50% of the voting stock.

§ Two - Any proposal under the previous paragraph should be made, in writing, to the Chairman of the Supervisory Board within 30 (thirty) after the decision that is being questioned, and the effect of such decision shall be suspended during the period necessary for the General Meeting of Stockholders to decide.

SECTION II – THE BOARD OF DIRECTORS

Clause 29 - The Board of Directors shall be made up of at least 3 (three) and a maximum of 6 (six) members, of recognized technical and administrative ability, resident in Brazil, one being a Superintendent Director, and between 2 (two) and 5 (five) Directors without special designation, elected by the Supervisory Board and able to be dismissed by it, at any time, and also able to be re-elected.

Clause 30 - In the event of impediment or temporary absence of:

a) the Superintendent Director, his replacement shall be designated by the Supervisory Board from among the other Directors;

b) any other Director, his replacement shall be designated by the Superintendent Director, from among the other Directors.

Sole sub-paragraph - In the event of a seat on the Board of Directors becoming vacant, the procedure in the head paragraph of this Clause shall be followed, and the Supervisory Board shall meet within the subsequent 10 (ten) days, to fill the vacant seat. The period of mandate of the Director thus elected shall terminate simultaneously with that of his peers.

Clause 31 - The Board of Directors shall meet on convocation by the Superintendent Director, or by the majority of its members, with 5 (five) days' prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One - The meetings of the Board of Directors shall be valid when the majority of its members are present, or represented.

§ Two - Decisions of the Board of Directors shall be taken by the majority of the members present, subject to the terms of the first sub-paragraph of this Clause.

§ Three - The Board of Directors may meet independently of the formality of convocation, when there is an urgent subject, but any decision shall be valid only if taken unanimously by its elected members.

Clause 32 - The following shall be attributions of the Board of Directors:

a) to comply with the decisions of the General Meeting of Stockholders and of the Supervisory Board, and cause them to be complied with;

b) to decide on establishment or removal of branches, offices, agencies, subsidiary offices and warehouses of the company anywhere in the country;

c) to administer and manage the company's business in accordance with the orientation established by the Supervisory Board;

d) to produce monthly interim financial statements and deliver them to the Supervisory Board;

e) to propose to the General Meeting of Stockholders, after hearing by the Supervisory Board, distribution and declaration of dividends in accordance with Clause 39 (thirty-nine) of these bylaws;

f) to prepare the financial statements for each business year, including a proposal for allocation of the profit, and submit them to the Supervisory Board;

g) to prepare the annual and multi-annual budgets of operations and capital expenditure to be submitted by the Superintendent Director to the Supervisory Board;

h) to request the managers of the affiliated and subsidiary companies to demonstrate, through periodical reports, the development and the situation of each such company;

i) to approve the matters included in sub-items m.2 to m.5 of letter "m" of Clause 28 of these bylaws, when the amount does not exceed the amounts indicated in those sub-items.

Clause 33 - Each of the Directors has powers to represent the company and to carry out the acts necessary for its regular functioning, subject to the

terms of Clauses 32 (thirty-two) and 34 (thirty-four) of these bylaws, but in acts which result in creation or lifting of an obligation on the company, the company shall be represented:

a) jointly, by 2 (two) Directors; or

b) jointly, by one Director and one person holding a power of attorney, in the manner designated in that power of attorney and in accordance with the extent of the powers therein contained; or

c) jointly, by two persons holding a power of attorney, in the manner designated in that power of attorney and in accordance with the extent of the powers therein contained; or

d) singly, by one person holding a power of attorney, in specific cases, when designated for the respective purpose in the power of attorney and in accordance with the extent of the powers therein contained.

§ One - The company may be represented, singly, by any Director:

a) in acts of endorsement of checks or trade bills in favor of financial institutions, for the purposes of deposit, in the former case, and discount and/or deposit and/or trading charge and/or collection, in the latter case, also signing the respective contracts, proposals and bordereaux;

b) before any Federal, State or Municipal public office, or independent public authority, for administrative purposes;

c) before the Labor Courts and before labor unions, including matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation;

d) in relation to third parties, for the purposes of representation which do not involve an obligation on the company.

§ Two - For the company to give a power of attorney it shall be represented by 2 (two) Directors, one being the Superintendent Director. Such powers of attorney must specify the acts to be carried out and the respective powers and their period of validity.

§ Three - Except for purposes of the Courts, all other powers of attorney given by the company shall have a maximum period of validity, namely up to 31 May of the year following the year in which they are given.

Clause 34 - The following are attributions of the Superintendent Director in particular:

a) to represent the company when it is Plaintiff or Defendant in the Courts or outside the Courts, especially to receive service of notice and bear personal witness, and for these latter two functions the Superintendent Director may designate a person to represent him, giving that person a special power of attorney;

b) to represent the company in its public and private relationships at high level;

c) to carry out and cause to be carried out the general management of the company's business in accordance with the orientation established by the Supervisory Board, coordinating and supervising the activities of all the Directors;

d) to submit the annual and multi-annual budgets of operations and capital expenditure to the approval of the Board of Directors and the Supervisory Board;

e) to submit the statistics, reports and statements which give evidence of the global results of the company, including those of the affiliated and subsidiary entities, to examination by the Board of Directors;

f) to Chair the meetings of the Board of Directors, having a casting vote in the case of a tied vote on decisions;

g) to propose to the Supervisory Board:

g.1) the financial policy, at high level, to be followed by the company and by the affiliated and subsidiary companies;

g.2) the long-term global strategy to be followed by the company and by the affiliated and subsidiary companies;

g.3) acquisition by the company of an interest, through shares, of more than 10% (ten percent) in any other company;

g.4) formation of joint ventures.

CHAPTER V

The Audit Board

Clause 35 - The Audit Board is a non-permanent body, which may be established only by the General Meeting of Stockholders, at the request of stockholders, according to legislation.

Clause 36 - When established, the Audit Board shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

§ One - The Audit Board shall have the attributions and powers conferred on it by law.

§ Two - In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Three - The members elected to the Audit Board shall be empowered in their posts by means of an undertaking, recorded in the book of Minutes and Opinions of the Audit Board, within 30 (thirty) days after their election, on pain of vacancy.

CHAPTER VI

Financial statements and allocation of net profit

Clause 37 - The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared. The company shall raise semi-annual financial statements at 30 June of each year.

§ One - Before any profit share, any previous losses and the provision for income tax shall be deducted from the result of the business year.

§ Two - The amount paid or credited as interest on equity under the relevant legislation and regulations may be counted as on account of the obligatory dividend and the minimum annual dividend for the preferred shares, provided for by these bylaws and shall be for all legal purposes a part of the amount of dividends distributed by the company.

Clause 38 - Together with the financial statements the management bodies shall present to the General Meeting of Stockholders a proposal for allocation of the net profit, after deductions, in the following order, in accordance with law:

a) 5% (five percent) for the Legal Reserve Fund, up to 20% (twenty percent) of the registered capital;

b) At least 25% (twenty five percent) of the net profit adjusted in accordance with Section 202 of the Corporate Law, as obligatory dividend, which shall be declared and paid with full obedience to the rights, preferences and advantages of the preferred shares then existing, according to the law and these bylaws and, as the case may be, any resolutions of the General Meeting of Stockholders. Declaration of a dividend or interest on equity may be made on account of this distribution at the time of

preparation of the interim balance sheet for the first half of the business year.

§ One - Any balance shall be allocated in such a way as the Board of Directors proposes and the Supervisory Board recommends, and the General Meeting of Stockholders agrees, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder may be allocated to the Special Dividend Reserve for the purpose of guaranteeing continuity of 6-monthly distribution of dividends, up to a limit of 20% (twenty percent) of the registered capital.

§ Two - **As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with these bylaws or with Section 202 of that law, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the excess to constitution of a Future Earnings Reserve.** ***(Extraordinary General Meeting of Stockholders of 17 December 2002)***

§ Three - The General Meeting of Stockholders may attribute to the Supervisory Board and to the Board of Directors a sharing participation in the profits, in the cases and manner, and subject to the limitations, provided for by law.

Clause 39 - The Supervisory Board, on proposal from the Board of Directors, may:

a) decide to raise extraordinary financial statements and declare interim dividends or interest on equity on account of the profit reported by them;

b) decide to raise interim financial statements or declare dividends or interest on equity for shorter periods, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves, except that part of the capital reserves made up of the monetary correction of the paid-in capital;

c) declare intermediate dividends or interest on equity on account of retained earnings or on account of profit reserves existing in the previous financial statements.

Clause 40 - **The financial statements shall obligatorily be audited by Independent Auditors registered with the CVM (*Comissão de Valores Mobiliários*). Such auditors shall be chosen and/or dismissed by the Supervisory Board, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.** ***(Extraordinary General Meeting of 17 December 2002)***

CHAPTER VII

Liquidation

Clause 41 - The Company shall go into liquidation in the circumstances provided for by law.

- o -

I hereby certify that the above bylaws, approved by the Extraordinary General Meeting of 30 April 1998, include all the subsequent alterations (as labeled in the text), and are NOW FULLY UP TO DATE.

Salvador, 17 December 2002.

Luiz Cesar Pizzotti
Secretary

RECEIVED
2004 MAY 19 P 4:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BYLAWS OF

BAHIA SUL CELULOSE S.A.

CHAPTER I

Name, head office, term of duration, objects

Clause 1 - **BAHIA SUL CELULOSE S.A**. is a Brazilian corporation with authorized capital, governed by these bylaws and by the applicable legislation.

Clause 2 - The company has head office and jurisdiction in the City, Municipality and district of Salvador, State of Bahia.

Sole sub-paragraph – Installation of closure of branches, offices, agencies, subsidiary offices or warehouses shall be the subject of decision by the Board of Directors, an amount of the capital being initially allocated for each of these establishments.

Clause 3 - The company shall have indeterminate duration.

Clause 4 - The objects of the company are:

a) manufacture, sale, importation and exportation of pulp, paper and other products arising from the transformation of forest materials;

b) economic use of homogeneous forests owned by the company or by third parties;

c) importation and exportation of goods relating to the abovementioned objects;

d) land transport, by itself or by third parties;

e) participation in other companies, in any manner;

f) operation of port terminals.

CHAPTER II

Registered capital and shares

Clause 5 - **The subscribed registered capital is R$1,238,023,830.81 (one billion, two hundred and thirty eight million, twenty three thousand, eight hundred and thirty Reais and eighty one centavos), divided into 3,221,859,700 shares without par value, of which 1,364,356,856 are nominal, common shares, 1,833,313,825 are class A book-entry preferred shares, and 24,189,019 are book-entry B class preferred shares.** ***(Extraordinary General Meeting of Stockholders of 27 April 2001)***

Clause 6 - **The registered capital may be increased without any change in the bylaws, by decision of the Supervisory Board, up to the limit of 2,000,000,000 (two billion) class A preferred shares and up to the limit of 105,798,570 (one hundred and five million, seven hundred and ninety eight thousand, five hundred and seventy) class B preferred shares, all exclusively book-entry type.** ***(Extraordinary General Meeting of 18 February 1999)***

Sole sub-paragraph - In decisions on the issuance of preferred shares the Supervisory Board shall indicate the number, type and class of shares to be issued, the period for exercise of the right of legal preference, if any, the price of issue of each share, the minimum to be paid on subscription and the period and conditions for paying-in of the balance.

Clause 7 - The preferred shares shall be of book-entry type, remaining in a deposit account at a financial institution in the name of their holders, without the issue of a certificate, in accordance with Sections 34 and 35 of the Corporate Law.

§ One - Services of custody and transfer of ownership of book-entry shares shall be provided free of charge to FINOR – Fundo de Investimentos do Nordeste – for shares subscribed by it.

§ Two - Paying in of the shares subscribed by FINOR – Fundo de Investimentos do Nordeste – shall take place by deposit of the corresponding amount in the linked account at Banco do Nordeste do Brasil S.A, in the name of the company, and the respective clearance shall be made after presentation of proof of filing with the Commercial Board of the State, and publication, in accordance with law, of the minutes of the meeting of the Supervisory Board which decides to this effect.

§ Three The class B preferred shares shall be non-transferable up to the date of issue of the Project Implementation Certificate by the competent development agency.

Clause 8 - The issue of common shares shall be a private right of the General Meeting of Stockholders; such shares shall be reserved for subscription and paying-in, in cash and/or in credits against the company, and/or through transfer of assets.

Clause 9 - The class A preferred shares shall be reserved for subscription and paying-in in cash and/or in credits against the company and/or through transfer of assets.

Clause 10 - The class B preferred shares shall be reserved for subscription with FINOR tax incentive instruments.

Clause 11 - The class A preferred shares shall have the following advantages:

a) priority in reimbursement of capital in the event of liquidation of the company;

b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) full sharing in the results of the company, subject to the terms of "b" above; and

d) the right to participate on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, even a reserve for monetary adjustment or for revaluation of assets, subject to the terms of letter "b" above. *(Extraordinary General Meeting of Stockholders of 17 December 2002)*

Sole sub-paragraph - The class A preferred shares shall not carry the right to vote.

Clause 12 - The class B preferred shares shall have the following advantages:

a) priority in the distribution of a minimum dividend of 6% (six percent) per year, calculated on that part of the registered capital made up of this type and class of share;

b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) the right to a dividend equal to that of the common shares, using the preferential dividend for this comparison, and subject to "b" above;

d) priority in the reimbursement of capital in the event of liquidation of the company;

e) the right to share on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any reserve of any type, even a reserve for monetary adjustment or revaluation of assets, subject to "b" above;

f) full participation in the company's results, in such a way that no other type or class of shares shall have superior ownership advantages in relation to the company's equity.
(Extraordinary General Meeting of 17 December 2002)

§ One - The class B preferred shares shall not carry the right to vote.

§ Two - The class B preferred shares shall acquire the right to vote if the minimum dividends to which they have the right are not paid in three consecutive business years, and they shall maintain this right until the respective payment.

Clause 13 - The right of legal preference for subscription of shares is fully guaranteed to the common shares and the preferred shares of classes A and B, but if the company's shares are registered with the CVM, and for as long as the company retains that status, the Supervisory Board may decide to issue preferred shares, class A, under Clause 6, sole sub-paragraph, of these bylaws, without the right of preference for existing stockholders, provided that the placement is made through a sale on stock exchanges or a public subscription.

§ One - In the event of an increase of capital the class B preferred shares shall not have the right to preference in the subscription of new shares while the respective securities are in the name of FINOR.

§ Two - There shall be no preference right for subscription for shares issued under the special law for tax incentives.

Clause 14 - New types of classes of shares may be created at any time by the General Meeting of Stockholders, or the existing types and classes may be increased without maintaining their proportion to the others, but the total of preferred shares without the right to vote may not exceed 2/3 (two-thirds) of the registered capital.

Clause 15 - Assignments and transfers of common shares must obey the terms agreed in a Stockholders' Agreement deposited at the head office, in accordance with the law.

Sole sub-paragraph - Assignments and transfers of shares which are at any time agreed without compliance with the Stockholders' Agreement shall not have any effect in relation to the company, and the Board of Directors will not allow them to be registered in the book maintained by the company for this purpose.

Clause 16 - The company may acquire preferred shares issued by itself, on decision by the Supervisory Board.

Clause 17 - Any stockholder who for any reason does not within the specified period pay up any call for capital to subscribe shares of the company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

Sole sub-paragraph - The Subscription Bulletins shall contain an express term reflecting the provisions of the head paragraph of this Clause without prejudice, in the event that the defaulting stockholder does not cure the arrears within 90 days of its occurrence, to the stockholder being subject to procedures prescribed by law, including execution under Article 107 of the Corporate Law.

CHAPTER III

The General Meeting of Stockholders

Clause 18 - The General Meeting of Stockholders shall meet, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, whenever the interests of the company so demand, subject to the legal rules governing convocation, which shall be made by the Chairman of the Supervisory Board or by his replacement member of the Supervisory Board.

Clause 19 - The General Meeting of Stockholders shall be declared to be in session by the Chairman or by his substitute on the Supervisory Board. The shareholders shall then choose the officers of the meeting, who shall invite one of those present to be Secretary of the meeting and serve as scrutinizer.

Clause 20 - The exercise of the right to vote, disciplined in the Stockholders' Agreement filed at the head office, shall be obeyed by the company in General Meetings of Stockholders.

Sole sub-paragraph - The Chairman of the General Meeting of Stockholders, at the request of any interested stockholder, shall declare invalid any vote given against any provision expressed in the Stockholders' Agreement filed at the head office, when:

a) this sanction is established for non-compliance with it; or

b) to ensure specific performance of obligations assumed.

CHAPTER IV

Management of the Company

Clause 21 - The Company shall be managed by the Supervisory Board and by the Board of Directors, in accordance with law and these bylaws.

Clause 22 - The Supervisory Board is a committee decision body, and representation of the company is a private right of the Directors.

Sole sub-paragraph - The period of mandate of the members of the Supervisory Board and of the Directors shall be 2 (two) years, but shall extend until new appointed members have been sworn in.

Clause 23 - The Ordinary General Meeting of Stockholders shall, annually, set the global amount of remuneration of the Supervisory Board and the Board of Directors, it being for the Supervisory Board to decide on the form of distribution of the amount fixed, between its members and those of the Board of Directors.

Clause 24 - The members of the Board and the Directors shall invested in their positions by signature of an undertaking of investiture in the book of minutes of the Supervisory Board or of the Board of Directors, as the case may be, subject to the terms of Clause 26 (twenty-six) of these bylaws, and its first paragraph.

SECTION 1 – THE SUPERVISORY BOARD

Clause 25 - The Supervisory Board shall be made up of at least 6 (six) and a maximum of 7 (seven) members and their respective substitute members, stockholders holding only preferred shares, resident in Brazil or outside Brazil, elected by the General Meeting of Stockholders and able to be dismissed by it, at any time, and also able to re-elected. The same General Meeting of Stockholders shall appoint the Chairman and Vice-Chairman of this body. ***(Extraordinary General Meeting of Stockholders of 28 April 2003)***

Clause 26 - In the event of impediment or temporary absence, the Chairman shall be replaced by the Vice-Chairman of the Supervisory Board. During the period of replacement the Vice-Chairman shall have identical attributions to those of the Chairman.

§ One - If impeded or temporarily absent, each one of the other members of the Supervisory Board shall be replaced, in meetings of the body, by their respective substitute. The substitute of the Chairman shall substitute him only as a member of the Supervisory Board.

§ Two - When a vacancy occurs on the Supervisory Board the substitute shall be elected by a General Meeting of Stockholders, to be called within a maximum of 30 days of the vacancy occurring.

§ Three - The substitutions provided for in this Clause shall result in the exercise of the right to vote, but not in the remuneration and other advantages of the person substituted.

Clause 27 - The Supervisory Board shall meet, ordinarily, once a month, and extraordinarily, whenever called by the Chairman, or by any one of its members, with 10 (ten) days' notice, this interval being dispensed with when all members of the Board take part in the meeting.

§ One - The meetings of the Supervisory Board shall be valid when at least 4 (four) of its members are present, subject to the terms of Clause 26 (twenty-six) and its first and third paragraphs.

§ Two - The decisions of the Supervisory Board shall be taken by a majority vote of those members present.

Clause 28 - The following shall be the attributes of the Supervisory Board:

a) to elect and to dismiss the Directors and to set the attributions and competencies of each of them when these are not provided for in these bylaws, and also, as the case may be, to make the designation referred to in letter "a" of Clause 30 (thirty) of these bylaws;

b) to choose, and to dismiss, the Independent Auditors;

c) to set the accounting criteria and practices;

d) to authorize the issue of preferred shares, in accordance with Clause 6° (six) of these bylaws and its sole sub-paragraph;

e) to set the commercial policy, which shall at all times be dictated by the best interests of the company;

f) to define the long-term global strategy to be obeyed by the company and by the affiliated and subsidiary companies;

g) to examine and approve the annual and multi-annual investment budgets which shall be prepared by the Board of Directors;

h) to approve technical and financial plans for expansion or substantial modifications to the industrial plant, equipment and real estate of the company;

i) to issue opinions on proposals by the Board of Directors to the General Meeting of Stockholders involving creation of founders' shares, changes in the obligatory dividend, changes in the company's objects, absorption of the company or absorption of another company, merger, split or dissolution of the company, participation in a group of companies, creation and issue of debentures, creation of affiliates or subsidiaries, or acquisition of stockholding control of other companies;

j) to authorize the company to acquire an interest, by shares, in another company;

l) to designate the director of relationships with the market;

m) to authorize the Board of Directors to:

m.1 to sign, change or rescind any agreements or contracts between the company and any of its stockholders with the right to vote and/or any companies directly or indirectly related to them;

m.2 to acquire, put a charge on or dispose of goods of any kind from or to the company's fixed assets, when the amount of any such transaction singly exceeds 0.52% of the stockholders' equity reported in the balance sheet of the immediately preceding half-year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the adjustment of the financial statements;

m.3 to give a guarantee of any nature, or to give a chattel mortgage, when the amount of any such transaction singly exceeds 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half-year, adjusted, up to the date of the transaction authorized, by the same indices adopted for adjustment of the financial statements;

m.4 to agree asset or liability financial transactions when the amount of any such transaction singly exceeds 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the adjustment of the financial statements;

m.5 to agree any other contracts in an amount, for any single transaction, greater than 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the correction of the financial statements;

m.6 to carry out the acts referred to in letters "a" to "c" of Clause 39 (thirty-nine) of these bylaws.

n) to decide on issue of promissory notes for public distribution in Brazil, in accordance with the regulations of the CVM (*Comissão de Valores Mobiliários*). *(Extraordinary General Meeting of 04.10.2001)*

§ One - Matters which are not reserved by law as being of the exclusive competency of the Supervisory Board may be submitted to decision by the General Meeting of Stockholders on proposal by stockholders who individually or jointly hold at least 50% of the voting stock.

§ Two - Any proposal under the previous paragraph should be made, in writing, to the Chairman of the Supervisory Board within 30 (thirty) after the decision that is being questioned, and the effect of such decision shall be suspended during the period necessary for the General Meeting of Stockholders to decide.

SECTION II – THE BOARD OF DIRECTORS

Clause 29 - The Board of Directors shall be made up of a minimum of 3 (three) and a maximum of 8 (eight) members, of recognized technical and administrative ability, resident in Brazil, being one Superintendent Director and between 2 (two) and 7 (seven) Directors without special designation, elected by the Supervisory Board and able to be dismissed by it, at any time, and also able to be re-elected. ***(Extraordinary General Meeting of Stockholders of 28 April 2003)***

Clause 30 - In the event of impediment or temporary absence of:

a) the Superintendent Director, his replacement shall be designated by the Supervisory Board from among the other Directors;

b) any other Director, his replacement shall be designated by the Superintendent Director, from among the other Directors.

Sole sub-paragraph - In the event of a seat on the Board of Directors becoming vacant, the procedure in the head paragraph of this Clause shall be followed, and the Supervisory Board shall meet within the subsequent 10 (ten) days, to fill the vacant seat. The period of mandate of the Director thus elected shall terminate simultaneously with that of his peers.

Clause 31 - The Board of Directors shall meet on convocation by the Superintendent Director, or by the majority of its members, with 5 (five) days' prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One - The meetings of the Board of Directors shall be valid when the majority of its members are present, or represented.

§ Two - Decisions of the Board of Directors shall be taken by the majority of the members present, subject to the terms of the first sub-paragraph of this Clause.

§ Three - The Board of Directors may meet independently of the formality of convocation, when there is an urgent subject, but any decision shall be valid only if taken unanimously by its elected members.

Clause 32 - The following shall be attributions of the Board of Directors:

a) to comply with the decisions of the General Meeting of Stockholders and of the Supervisory Board, and cause them to be complied with;

b) to decide on establishment or removal of branches, offices, agencies, subsidiary offices and warehouses of the company anywhere in the country;

c) to administer and manage the company's business in accordance with the orientation established by the Supervisory Board;

d) to produce monthly interim financial statements and deliver them to the Supervisory Board;

e) to propose to the General Meeting of Stockholders, after hearing by the Supervisory Board, distribution and declaration of dividends in accordance with Clause 39 (thirty-nine) of these bylaws;

f) to prepare the financial statements for each business year, including a proposal for allocation of the profit, and submit them to the Supervisory Board;

g) to prepare the annual and multi-annual budgets of operations and capital expenditure to be submitted by the Superintendent Director to the Supervisory Board;

h) to request the managers of the affiliated and subsidiary companies to demonstrate, through periodical reports, the development and the situation of each such company;

i) to approve the matters included in sub-items m.2 to m.5 of letter "m" of Clause 28 of these bylaws, when the amount does not exceed the amounts indicated in those sub-items.

Clause 33 - Each of the Directors has powers to represent the company and to carry out the acts necessary for its regular functioning, subject to the terms of Clauses 32 (thirty-two) and 34 (thirty-four) of these bylaws, but in acts which result in creation or lifting of an obligation on the company, the company shall be represented:

a) jointly, by 2 (two) Directors; or

b) jointly, by one Director and one person holding a power of attorney, in the manner designated in that power of attorney and in accordance with the extent of the powers therein contained; or

c) jointly, by two persons holding a power of attorney, in the manner designated in that power of attorney and in accordance with the extent of the powers therein contained; or

d) singly, by one person holding a power of attorney, in specific cases, when designated for the respective purpose in the power of attorney and in accordance with the extent of the powers therein contained.

§ One - The company may be represented, singly, by any Director:

a) in acts of endorsement of checks or trade bills in favor of financial institutions, for the purposes of deposit, in the former case, and discount and/or deposit and/or trading charge and/or collection, in the latter case, also signing the respective contracts, proposals and bordereaux;

b) before any Federal, State or Municipal public office, or independent public authority, for administrative purposes;

c) before the Labor Courts and before labor unions, including matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation;

d) in relation to third parties, for the purposes of representation which do not involve an obligation on the company.

§ Two - For the company to give a power of attorney it shall be represented by 2 (two) Directors, one being the Superintendent Director. Such powers of attorney must specify the acts to be carried out and the respective powers and their period of validity.

§ Three - Except for purposes of the Courts, all other powers of attorney given by the company shall have a maximum period of validity, namely up to 31 May of the year following the year in which they are given.

Clause 34 - The following are attributions of the Superintendent Director in particular:

a) to represent the company when it is Plaintiff or Defendant in the Courts or outside the Courts, especially to receive service of notice and bear personal witness, and for these latter two functions the Superintendent Director may designate a person to represent him, giving that person a special power of attorney;

b) to represent the company in its public and private relationships at high level;

c) to carry out and cause to be carried out the general management of the company's business in accordance with the orientation established by the Supervisory Board, coordinating and supervising the activities of all the Directors;

d) to submit the annual and multi-annual budgets of operations and capital expenditure to the approval of the Board of Directors and the Supervisory Board;

e) to submit the statistics, reports and statements which give evidence of the global results of the company, including those of the affiliated and subsidiary entities, to examination by the Board of Directors;

f) to Chair the meetings of the Board of Directors, having a casting vote in the case of a tied vote on decisions;

g) to propose to the Supervisory Board:

g.1) the financial policy, at high level, to be followed by the company and by the affiliated and subsidiary companies;

g.2) the long-term global strategy to be followed by the company and by the affiliated and subsidiary companies;

g.3) acquisition by the company of an interest, through shares, of more than 10% (ten percent) in any other company;

g.4) formation of joint ventures.

CHAPTER V

The Audit Board

Clause 35 - The Audit Board is a non-permanent body, which may be established only by the General Meeting of Stockholders, at the request of stockholders, according to legislation.

Clause 36 - When established, the Audit Board shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

§ One - The Audit Board shall have the attributions and powers conferred on it by law.

§ Two - In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Three - The members elected to the Audit Board shall be empowered in their posts by means of an undertaking, recorded in the book of Minutes and Opinions of the Audit Board, within 30 (thirty) days after their election, on pain of vacancy.

CHAPTER VI

Financial statements and allocation of net profit

Clause 37 - The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared. The company shall raise 6-monthly financial statements at 30 June of each year.

§ One - Before any profit share, any previous losses and the provision for income tax shall be deducted from the result of the business year.

§ Two - The amount paid or credited as interest on equity under the relevant legislation and regulations may be counted as on account of the obligatory dividend and the minimum annual dividend for the preferred shares, provided for by these bylaws and shall be for all legal purposes a part of the amount of dividends distributed by the company.

Clause 38 - Together with the financial statements the management bodies shall present to the General Meeting of Stockholders a proposal for allocation of the net profit, after deductions, in the following order, in accordance with law:

a) 5% (five percent) for the Legal Reserve Fund, up to 20% (twenty percent) of the registered capital;

b) At least 25% (twenty five percent) of the net profit adjusted in accordance with Section 202 of the Corporate Law, as obligatory dividend, which shall be declared and paid with full obedience to the rights, preferences and advantages of the preferred shares then existing, according to the law and these bylaws and, as the case may be, any resolutions of the General Meeting of Stockholders. Declaration of a dividend or interest on equity may be made on account of this distribution at the time of preparation of the interim balance sheet for the first half of the business year.

§ One - Any balance shall be allocated in such a way as the Board of Directors proposes and the Supervisory Board recommends, and the General Meeting of Stockholders agrees, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder may be allocated to the Special Dividend Reserve for the purpose of guaranteeing continuity of semi-annual distribution of dividends, up to a limit of 20% (twenty percent) of the registered capital.

§ Two - **As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with these bylaws or with Section 202 of that law, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the excess to constitution of a Future Earnings Reserve.** ***(Extraordinary General Meeting of Stockholders of 17 December 2002)***

§ Three - The General Meeting of Stockholders may attribute to the Supervisory Board and to the Board of Directors a sharing participation in the profits, in the cases and manner, and subject to the limitations, provided for by law.

Clause 39 - The Supervisory Board, on proposal from the Board of Directors, may:

a) decide to raise extraordinary financial statements and declare interim dividends or interest on equity on account of the profit reported by them;

b) decide to raise interim financial statements or declare dividends or interest on equity for shorter periods, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves, except that part of the capital reserves made up of the monetary correction of the paid-in capital;

c) declare intermediate dividends or interest on equity on account of retained earnings or on account of profit reserves existing in the previous financial statements.

Clause 40 - **The financial statements shall obligatorily be audited by Independent Auditors registered with the CVM (*Comissão de Valores Mobiliários*). Such auditors shall be chosen and/or dismissed by the Supervisory Board, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law. *(Extraordinary General Meeting of 17 December 2002)***

CHAPTER VII

Liquidation

Clause 41 - The Company shall go into liquidation in the circumstances provided for by law.

- o -

I hereby certify that the above bylaws, approved by the Extraordinary General Meeting of 30 April 1998, include all the subsequent alterations (as labeled in the text), and are NOW FULLY UP TO DATE.

Salvador, 28 April 2003

Luiz Cesar Pizzotti
Secretary

RECEIVED
2004 MAY 19 P 4: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BYLAWS OF

BAHIA SUL CELULOSE S.A.

CHAPTER I

Name, head office, term of duration, objects

Clause 1 **BAHIA SUL CELULOSE S.A.** is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, acting in an ethically responsible manner and with respect for human rights.

Clause 2 The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 The Company shall have indeterminate duration.

Clause 4 The objects of the Company are:

a) manufacture, sale, importation and exportation of pulp, paper and other products arising from the transformation of forest materials, including their recycling, and products related to the printing sector;

b) formation and economic use of homogeneous forests owned by the Company or by third parties, directly or through contacts with companies specialized in forest growing and management;

c) provision of services, and importation and exportation of goods relating to the Company's objects;

d) land transport, by itself or by third parties;

e) participation as partner or holder of shares in any other company or undertaking;

f) operation of port terminals.

CHAPTER II

Registered capital and shares

Clause 5 The subscribed registered capital is R$ 1,239,693,090.34 (one billion, two hundred and thirty-nine million, six hundred and ninety-three thousand and ninety Reais and thirty-four centavos), divided into 3,224,703,413 (three billion two hundred and twenty four million seven hundred and three thousand four hundred and thirteen) shares without par value, of which 1,364,356,856 (one billion three hundred and sixty four million three hundred and fifty six thousand eight hundred and fifty six) are nominal, common shares, 1,833,313,825 (one billion eight hundred and thirty three million three hundred and thirteen thousand eight hundred and twenty-five) are class A book-entry preferred shares, and 27,032,732 (twenty-seven million thirty two thousand seven hundred and thirty two) are book-entry B class preferred shares.

§ One - The registered capital may be increased without any change in the Bylaws, by decision of the Supervisory Board, up to the limit of 2,000,000,000 (two billion) class A preferred shares and up to the limit of 105,798,570 (one hundred and five million, seven hundred and ninety eight thousand, five hundred and seventy) class B preferred shares, all exclusively book-entry type.

§ Two - In decisions on the issuance of preferred shares the Supervisory Board shall indicate the number, type and class of shares to be issued, and price and conditions of the issue, whether the form of paying-in of subscription shall be at sight or for later payment, and in the latter case the minimum to be paid on subscription and the period and conditions for paying-in of the balance.

§ Three - In the event of an increase in capital, stockholders shall have the right of preference in subscription of the shares to be issued, in proportion to the number and type of shares that they hold, for a period of 30 (thirty) calendar days from the publication of the respective notice to stockholders.

§ Four - The Supervisory Board may exclude the preference right for the existing stockholders for any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

Clause 6 The class B preferred shares shall be reserved for subscription with FINOR tax incentive instruments.

§ One - Services of custody and transfer of ownership of book-entry shares shall be provided free of charge to FINOR – Fundo de Investimentos do Nordeste – for shares subscribed by it.

§ Two - Paying in of the shares subscribed by FINOR – Fundo de Investimentos do Nordeste – shall take place by deposit of the corresponding amount in the linked account at Banco do Nordeste do Brasil S.A, in the name of the Company, and the respective clearance shall be made after presentation of proof of filing with the Commercial Board of the State, and publication, in accordance with law, of the minutes of the meeting of the Supervisory Board which decides to this effect.

§ Three - The class B preferred shares shall be non-transferable up to the date of issue of the Project Implementation Certificate by the competent development agency.

Clause 7 The class A preferred shares shall have the following advantages:

a) priority in reimbursement of capital in the event of liquidation of the Company;

b) full sharing in the results of the Company, subject to the terms of "c" above;

c) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) the right to participate on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, even a reserve for revaluation of assets, subject to the terms of letter "B" above.

Sole sub-paragraph - The class A preferred shares shall not carry the right to vote, other than in circumstances in which the law gives them this right.

Clause 8 The class B preferred shares shall have the following advantages:

a) priority in the distribution of a minimum dividend of 6% (six percent) per year, calculated on that part of the registered capital made up of this type and class of share;

b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) the right to a dividend equal to that of the common shares, using the preferential dividend for this comparison, and subject to "b" above;

d) priority in the reimbursement of capital in the event of liquidation of the Company;

e) the right to share on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any

other form, and also in the capitalization of any reserve of any type, even a reserve for revaluation of the assets, subject to "b" above;

f) full participation in the Company's results, in such a way that no other type or class of shares shall have superior advantages in respect to the Company's equity.

§ One - The class B preferred shares shall not carry the right to vote.

§ Two - The class B preferred shares shall acquire the right to vote if the minimum dividends to which they have the right are not paid in three consecutive business years, and they shall maintain this right until the respective payment.

§ Three - In the event of an increase in capital the class B preferred shares shall not have right of preference for subscription of the new shares as long as they are held in the name of FINOR.

§ Four - There shall be no preference right for subscription of securities issued under the special law for tax incentives.

Clause 9 The Company has the right, by decision of its General Meeting of Stockholders, to create new classes of preferred shares, or increase the quantity of preferred shares of existing classes, without maintaining their proportion in relation to the other shares, provided that the total number of preferred shares without the right to vote does not exceed 2/3 (two-thirds) of the registered capital. The creation of, or increase of the number of, preferred shares may also be carried out to satisfy a request of stockholders under Clause 10 of these Bylaws.

§ One - Decisions on the increase of registered capital shall indicate, in relation to the shares to be issued, how the first subsequent dividend to which the new shares are entitled shall be calculated.

§ Two - In the event of increase in capital by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity, type and class of shares as those existing at the moment prior to the increase, and the rights attributed to each type and class of shares issued by the Company must be fully obeyed.

Clause 10 Stockholders may at any time request conversion of all or part of their holdings of common shares into preferred shares. This will result in each common share being converted purely and simply into one preferred share, subject to the maximum limit set by the previous Clause.

Clause 11 Any stockholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and

subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III

The General Meeting of Stockholders

Clause 12 The General Meeting of Stockholders shall meet, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Supervisory Board, by a Vice-chairman of the Supervisory Board, or in any of the cases provided for by law.

Clause 13 The General Meeting of Stockholders shall be declared to be in session by the Chairman of the Supervisory Board, or by any of the Vice-Chairmen of the Supervisory Board, or by the Superintendent Director, and the stockholders shall then immediately elect the Chairman of the General Meeting of Stockholders, who shall request one of those present to be secretary of the Meeting.

CHAPTER IV

Management of the Company

Clause 14 The following are the Company's management bodies:

a) the Supervisory Board: and
b) the Board of Directors.

Clause 15 The Supervisory Board is a committee decision body, and representation of the Company is a private right of the Directors.

Sole sub-paragraph - The period of mandate of the members of the Supervisory Board and of the Directors shall be 1 (one) year, but shall extend until new appointed members have been sworn in. Members may be reelected.

Clause 16 The Ordinary General Meeting of Stockholders shall, annually, set the global amount of remuneration of the Supervisory Board and the Board of Directors, it being for the Supervisory Board to decide on the form of distribution of the amount fixed, between its members and those of the Board of Directors.

SECTION 1 – THE SUPERVISORY BOARD

Clause 17 The Supervisory Board shall be made up of between 5 (five) and 9 (nine) members, all stockholders, resident in or outside Brazil, elected by the General Meeting of Stockholders, which shall designate a Chairman and up to 2 (two) Vice-Chairmen from among them.

Clause 18 The Supervisory Board shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Superintendent Director, with a minimum of 2 (two) days' notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first convocation is at least 2/3 (two-thirds) of its members and, on second convocation, the majority of its members. The decisions of the Supervisory Board shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Supervisory Board shall have a casting vote.

§ One - Members of the Supervisory Board may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings of this type, deliver to the head office, or send by fax, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Supervisory Board, which must make reference to the medium by which the member stated his or her opinion.

§ Two - All members of the Supervisory Board have the right to be represented by one of their peers in the meetings of the Supervisory Board, whether for formation of a quorum, or for voting, with the option to indicate their vote, on not to do so. This representation ceases simultaneously with the closing of the meeting of the Supervisory Board.

§ Three - Similarly, votes shall be valid if made by letter, telegram, e-mail or fax, when received by the Chairman of the Supervisory Board or his substitute, up to the moment of the meeting.

§ Four - The Chairman of the Supervisory Board may invite any of the members of the Committees of the Supervisory Board or of the Board of Directors who are not members of the Supervisory Board to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company's external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five - The Supervisory Board may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information

basis at the meetings of the Supervisory Board, with the rules and conditions to be set by the Supervisory Board.

Clause 19 The following shall be the attributes of the Supervisory Board:

a) to fix the general orientation of the Company's business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

b) to elect, evaluate or dismiss the Directors, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;

c) to inspect the management of the Directors; to examine the books and papers of the Company at any time, to request information on contracts signed or about to be signed, and any other acts;

d) to decide on the issue of preferred shares, in accordance with the first to fourth paragraphs of Clause 5 (five) of these Bylaws;

e) to state an opinion on the management report and accounts of the Board of Directors;

f) to choose, and to dismiss, the Independent Auditors, subject to the right of veto provided for by law;

g) to set the accounting criteria and practices;

h) to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

i) to examine, approve, and monitor the execution of, the annual and multi-annual investment budgets, and the operational budgets, which shall be prepared by the Board of Directors;

j) to monitor and evaluate the economic and financial performance of the Company;

k) to state opinions on any proposals or recommendations made by the Board of Directors to the General Meeting of Stockholders;

l) to decide on the grant, or not as the case may be, of the right of preference to existing stockholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of Law 6404/76;

m) subject to the terms of line "l" above, to decide on the issue of securities, including promissory notes for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

n) to authorize initial or subsequent participation of the Company as a partner, stockholder or member of a consortium, in another company or undertaking, the giving of this participation in guarantee to third parties in the Company's transactions, or disposal in any manner or form of any stockholding or interest which is part of the Company's assets;

o) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

p) to appoint the Investor Relations Director;

q) to authorize the Board of Directors, with limits of authority to be defined by a resolution approved at a meeting of the Supervisory Board, the minutes of which meeting shall be duly registered with the Commercial Board of the State of Bahia:

q.1) to sell, place a charge on, or acquire, goods of any type related to the Company's fixed assets;

q.2) to give a real guarantee of any nature, or to give a chattel mortgage;

q.3) to agree asset or liability financial transactions, including those known as "vendor" transactions, in which the Company is a guarantor for its clients;

q.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

q.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;

r) to decide on the establishment of the Consultative Council to provide advice to the members of the Supervisory Board, and to set the positions, remuneration and rules for functioning of that body; and

s) to create other Committees of the Supervisory Board, whenever it deems this to be desirable, subject to the terms of Clause 21 below.

Clause 20 For the purposes of: (i) increasing interaction and cooperation between the Board of Directors and the Supervisory Board; (ii) providing deep analysis of material strategic matters, ensuring that there is adequate information and maximum quality and efficiency in the process of decision-making by the Supervisory Board; and (iii) meeting the requirements of the latest rules on corporate governance, the Committees of the Supervisory Board are hereby created, and their function shall be to give opinions on matters within their areas of competence, in accordance with these Bylaws and the decisions of the Supervisory Board.

§ One - Each Committee shall be made up of between 2 (two) and 9 (nine) people, who may be members of the Supervisory Board, appointed by that Board and having the same mandate as its members. The chairman of the Supervisory Board shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Supervisory Board so decides, and shall have the same legal duties and responsibilities as managers of a *sociedade anônima.* The Supervisory Board may dismiss or replace the members of the Committees at any time. The Committees shall decide by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two - The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three - The Supervisory Board shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 21 Without prejudice to the creation of other Committees by the Supervisory Board, the following are now created:

a) *The Management Committee:* The Supervisory Board shall specify its attributions, which shall include advising the Supervisory Board in the fulfillment of its responsibilities in relation to the areas of finance and control, management, remuneration, environment, safety, legal matters, new business, investments, relationship with the market, auditing, budgets, ethics and monitoring of results. This Committee shall give prior opinions when a decision of the Supervisory Board relates to the matters referred to in the lines of Clause 19 (nineteen) of these Bylaws, except line (h).

b) *The Strategy Committee:* The Supervisory Board shall specify its attributions, which shall include advising the supervisory Board in the fulfillment of its responsibilities in relation to the Company's long-term strategy. This Committee shall give prior opinions when a decision of the Supervisory Board relates to the matters referred to in line "h" of Clause 19 (nineteen) of these Bylaws.

Clause 22 The Chairman of the Supervisory Board has the following attributions, with the assistance, in relation to the matters in lines "b", "c" and "d" below, at his exclusive option, of the respective Committees of the Supervisory Board:

a) to represent the Supervisory Board in dealings with other parties;

b) to suggest to the Supervisory Board the general orientation of the Company's business to be transmitted to the Board of Directors;

c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Supervisory Board;

d) to accompany and give support to the activities of the Board of Directors and/or of any of its members.

Clause 23 In the event of impediment or temporary absence, the Chairman of the Supervisory Board shall be substituted by one of the Vice-Chairmen of that body, and the person substituted shall appoint the substitute; and when this does not happen the Supervisory Board shall make such appointment. The same criterion shall be adopted when in similar cases any other member is replaced by one of his peers.

§ One - If a vacancy occurs on the Supervisory Board, an Extraordinary General Meeting of Stockholders should be called, within no more than 20 (twenty) days, to decide on a replacement if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two - The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Supervisory Board, but not in the remuneration and other advantages of the person substituted.

SECTION II – THE BOARD OF DIRECTORS

Clause 24 The Board of Directors shall be made up of the Superintendent Director and between 4 (four) and 9 (nine) members, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be stockholders, elected by the Supervisory Board and able to be dismissed by it, at any time, and also to be re-elected.

§ One - The area of specific activity and competence of each of the members of the Board of Directors may be fixed by the Supervisory Board, when not specified in these Bylaws.

§ Two - The members of the Board of Directors are not permitted to give personal guarantees.

Clause 25 In the event of impediment or temporary absence of:

a) the Superintendent Director, his replacement shall be designated by the Chairman of the Supervisory Board, from among the other members of the Supervisory Board or of the Board of Directors;

b) any other Director, his replacement shall be designated by the Superintendent Director, from among the other Directors or from among the direct subordinates of, and on the recommendation of, the Director who is absent or subject to impediment, in which latter case the direct subordinate who is substituting the absent

or impeded Director will take part in all the routine activities and will have all the duties of the said Director, including that of being present at meetings of the Board of Directors to instruct on the matters relating to the Director substituted, but shall not have the right to vote or to receive that Director's remuneration.

§ One - In the event of a seat on the Board of Directors becoming vacant, the Supervisory Board shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Supervisory Board believes it convenient to fill the post. The period of mandate of the Director thus elected shall terminate simultaneously with that of his peers.

§ Two - Subject to the terms of line "b" of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the duties of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 26 The Board of Directors shall meet on convocation by the Superintendent Director, or by 2 (two) Directors, with up to 2 (two) days' prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One - The meetings of the Board of Directors shall be valid when the majority of its members are present, including the Superintendent Director or his substitute.

§ Two - Decisions at all meetings of the Board of Directors shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Superintendent Director shall have the casting vote.

§ Three - The Board of Directors may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Board of Directors be present or represented, and that the decision be taken unanimously.

Clause 27 The following shall be attributions of the Board of Directors:

a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Stockholders and of the Supervisory Board, and cause them to be complied with;

b) to administer and manage the Company's business in accordance with the orientation established by the Supervisory Board;

c) *to produce monthly interim financial statements and deliver them* to the Supervisory Board;

d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Supervisory Board;

e) to propose to the Supervisory Board the approval of the procedures referred to in Clauses 32 (thirty-two) and 33 (thirty-three) of these Bylaws;

f) to prepare the annual and multi-annual budgets for operations and investment, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Superintendent Director to the Supervisory Board;

g) to decide on the transactions indicated in lines "q.1" to "q.4" of Clause 19 (nineteen) of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Supervisory Board or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Supervisory Board;

h) to inform the Management Committee in writing with a minimum of 5 (five) days' notice, whenever any General meetings of Stockholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Board of Directors or similar body), submitting proposals aiming to make clear the likely vote of the Company in such meetings;

i) to open and/or close branch offices or warehouses throughout the whole of Brazil;

j) to inform the Supervisory Board, in the person of its Chairman, in relation to any question of singular importance for the Company's business; and

k) to seek continuous improvement in the organizational climate and the climate of results.

Clause 28 In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its directors.

§ One - The Company may be represented by one Director and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Directors, one of them necessarily the Superintendent Director, and provided that the said

power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two - No powers may be subrogated under any power of attorney, except for the purposes of court proceedings, in which case subrogation shall be allowed with a Clause reserving equal powers for the delegated party.

§ Three - The Company may, subject to the terms of this Clause, be represented by a single Director:

a) in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company's account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b) before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

c) before the Labor Courts, the Public Attorneys' Offices, or before labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation;

d) in relation to third parties, for the purposes of representation which does not involve an obligation on the Company of any nature.

§ Four - Except for purposes of the Courts, and of representation of the Company in administrative disputes with government bodies and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 29 The following are attributions of the Superintendent Director:

a) without prejudice to the terms of Clause 28 (twenty-eight) above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b) to represent the Company in its public and private relationships at high level;

c) to oversee all the Company's activities in conformity with the orientation established by the Supervisory Board;

d) to submit the annual and multi-annual budgets of operations and investment to the approval of the Board of Directors and the Supervisory Board;

e) to submit to examination by the Board of Directors the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f) to stimulate good relationship of the Board of Directors with the Committees and the Supervisory Board, based on the interests of the Company;

g) to keep the Supervisory Board, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company's activities and investments, discussing all the material aspects with him:

h) to propose to the Supervisory Board:

h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests;

h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Society or by its subsidiaries, or affiliated companies.

Sole sub-paragraph: Service of process on the Company shall be valid only when served on the Superintendent Director and one other director.

CHAPTER V

The Audit Board

Clause 30 The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

Sole sub-paragraph - In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

Financial statements and allocation of net profit

Clause 31 The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Stockholders a proposal for allocation of the net profit for the business year, adjusted in the terms of Section 202 of the Corporate Law, subject to deductions, in the following order, in accordance with law:

a) a minimum of 5% (five percent) for the Legal Reserve Fund, until it reaches 20% (twenty percent) of the registered capital;

b) the amounts which must by law be allocated to Contingency Reserves;

c) the amount necessary for the payment of a dividend which, in each business year, represents 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporate Law. Dividends shall be declared with full observance of the rights, preferences, advantages and priorities of the existing shares, in accordance with law and with these Bylaws and, as the case may be, with resolutions of the General Meeting of Stockholders.

d) Any balance shall be allocated in such a way as the Board of Directors proposes and the Supervisory Board recommends, and the General Meeting of Stockholders agrees, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder may be allocated to the Special Dividend Reserve for the purpose of guaranteeing continuity of semi-annual distribution of dividends, up to a limit of 20% (twenty percent) of the registered capital.

§ One - As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with these Bylaws or with Section 202 of that law, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the excess to constitution of a Future Earnings Reserve.

§ Two - Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, in paying-in or increase of the registered capital, or in distribution of dividends.

§ Three - The General Meeting of Stockholders may allocate a participation in the profits to the members of the Supervisory Board and the Board of Directors, in the circumstances and within the form and limits allowed by law.

Clause 32 On a proposal by the Board of Directors, approved by the Supervisory Board, the Company may pay interest to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 33 Interim financial statements shall be prepared on the last day of June of each year, and the Board of Directors may:

a) declare a semi-annual dividend, on account of the annual dividend;

b) raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

c) declare intermediate dividends on account of retained earnings or on account of profit reserves existing in the previous annual financial statements.

Clause 34 The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (*Comissão de Valores Mobiliários*). Such auditors shall be chosen and/or dismissed by the Supervisory Board, subject, as the case may be, to the terms of Paragraph 2 of Clause 142 of the Corporate Law.

CHAPTER VII

Liquidation

Clause 35 The Company shall go into liquidation in the circumstances provided for by law, and the General Meeting of Stockholders shall determine the manner of liquidation and appoint the liquidator, who should function during the period of liquidation.

Salvador, 30 April 2004.

Luiz Cesar Pizzotti
Secretary

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

For publication
Base date 31 Dec. 2002

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY OPINION ABOUT THE COMPANY.
ACCURACY OF THE INFORMATION GIVEN IS THE RESPONSIBILITY OF THE COMPANY'S MANAGERS.

01.01-IDENTIFICATION

1 -CVM CODE	2 -COMPANY NAME	3 -CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

4 - TRADE NAME	
5 - PREVIOUS COMPANY NAME	6 -NIRE
NONE	29300016331

01.02 -HEAD OFFICE

1 - FULL ADDRESS			2 -BOROUGH OR DISTRICT	
Av. Magalhães Neto S/Nº, Bloco B Sala 121			Pituba	
3 - ZIP	4 - CITY		5 -STATE	
41826-900	Salvador		SP	
6 - AREA CODE	7 - TEL.	8 - TEL.	9 -TEL.	10 -TELEX
0071	460-7900	460-7904	3037-9070	
11 - AREA CODE	12 - FAX	13 - FAX	14 -FAX	
0071	460-7906			
15 -E-MAIL				
comunicacao@bahiasul.com.br				

01.03 – STOCKHOLDERS' DEPARTMENT

1 -NAME					
CESAR ROMERO MAGALHÃES					
2 - POSITION					
Investor Relations					
3 - ADDRESS	4 - BOROUGH OR DISTRICT	5 - ZIP	6 - CITY	7 -STATE	
Av. Brigadeiro Faria Lima, 1355 -7th floor	Pinheiros	01452-919	São Paulo	SP	
8 - DDD	9 -TEL.	10 - TEL.	11 - TEL.	12 - TELEX	
(011)	3037-9070	3037-9074	3037-9075		
18 - DDD	14 - FAX	15 -FAX.	16 -FAX		
(011)	3037-9076				
17 - E-MAIL					
cesar.romero@bahiasul.com.br					

STOCKHOLDER SERVICES: OTHER LOCATIONS

18 - ITEM	19- MUNICIPALITY	20 - STATE	21- AREA CODE	22 - TEL.	23 - TEL.
01	Banco Itaú S/A – São Paulo	SP	011	5029-1809	

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

For publication
Base date 31 Dec. 2002

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

01.04 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1-NAME BERNARDO SZPIGEL				
2- ADDRESS Av. Brig. Faria Lima, 1355 – 8° andar		3-BOROUGH OR DISTRICT Pinheiros		
4-ZIP 01452-919	5-CITY São Paulo	6-ST SP		
7-DDD 011	8-TEL. 3037-9435	9-TEL. 3037-9420	10-TEL. 3037-9000	11-TELEX
12-DDD 011	13-FAX 3815.7078	14-FAX	15-FAX	
16-E-MAIL bernardo@bahiasul.com.br				

01-05- REFERENCE / AUDITORS

1- DATE OF BEGINNING OF LAST BUSINESS YEAR 01 January 2002	2- DATE OF END OF LAST FISCAL YEAR 31 December 2002
3 - DATE OF BEGINNING OF CURRENT BUSINESS YEAR 01 January 2003	4 - DATE OF END OF CURRENT BUSINESS YEAR 12 December 2003
5- NAME OF AUDITORS KPMG AUDITORES INDEPENDENTES	6 - CVM CODE 00418-9
7 - NAME OF TECHNICAL PERSON RESPONSIBLE José Luiz Ribeiro de Carvalho	8 - CPF OF TECHNICAL PERSON RESPONSIBLE 007.769.948-32

01.06 -COMPANY'S CHARACTERISTICS

1 - STOCK EXCHANGES WHERE THE COMPANY IS REGISTERED

[ ]BVBAAL [ ]BVMESB [ ]BVPR [X] BVRJ [ ]BVST [ ]BVES [ ]BVPP [ ]BVRG **[X]BOVESPA**

2 - TRADING MARKET

Stock exchange

3 - SITUATION

Operating

4 - ACTIVITY CODE

1160100 - Manufacture of paper and pulp

5 - MAIN ACTIVITY

Manufacture and sale of pulp and other products originating from forest materials.

01.07 - STOCKHOLDING CONTROL / SECURITIES

1 -TYPE OF EQUITY CONTROL

Brazilian, private sector

2 -SECURITIES ISSUED BY COMPANY

[X] SHARES	[ ] REEDEMABLE SHARES	[ ] NON-CONVERTIBLE DEBENTURES
[ ] DEBENTURES CONVERTIBLE INTO SHARES	[ ] FOUNDERS' SHARES	[ ] WARRANTS

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

For publication
Base date 31 Dec. 2002

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

01.08 - PUBLICATION OF DOCUMENTS

1 - NOTICE TO STOCKHOLDERS ON AVAILABILITY OF FINANCIAL STATEMENTS	2 - MINUTES OF ORDINARY GENERAL MEETING WHICH APPROVED FINANCIAL STATEMENTS 28 April 2003
3 - CONVOCATION TO ORDINARY GENERAL MEETING TO APPROVE THE FINANCIAL STATEMENTS 11 Apr 2003	4 - PUBLICATION OF FINANCIAL STATEMENTS 14 Mar 2003

01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION

01 - ITEM	02 - NAME OF NEWSPAPER	03 - STATE
01	A Tarde	Bahia
02	Gazeta Mercantil	São Paulo
03	Diário Oficial Da Bahia	Bahia

01.10 -INVESTOR RELATIONS DIRECTOR

1 - DATE	2 - SIGNATURE
28 May 2003	

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

02.01 - MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT BOARD

1 - ITEM	2 - NAME	3 - CPF	4 - DATE OF ELECTION	5 - TERM OF OFFICE	6 - CODE	7 -FUNCTION
01	David Feffer	882.739.628-49	30 Apr 2002	2004 OGM	2	Chairman, Supervisory Board
02	Ademar Magon	047. 059.398-91	30 Apr 2002	2004 OGM	2	Vice-Chairman, Supervisory Board
03	Boris Tabacof	000.616.035-20	30 Apr 2002	2004 OGM	2	Member, Supervisory Board
04	Augusto Esteves de Lima Jr.	002.295.478-34	30 Apr 2002	2004 OGM	2	Member, Supervisory Board
05	Daniel Feffer	011.769.138-08	30 Apr 2002	2004 OGM	2	Member, Supervisory Board
06	Cláudio Thomaz Lobo Sonder	066.934.078-20	11 Mar 2003	2004 OGM	2	Member of Board of Directors
07	Murilo Cesar Lemos dos Santos Passos	269.050.007-87	30 Apr 2002	2004 OGM	1	Superintendent Director
08	José Carlos Macedo Ferreira	746.906.478.87.	30 Apr 2002	2004 OGM	1	Natural Resources Director
09	Rogério Ziviani	834.532.377-49	30 Apr 2002	2004 OGM	1	Commercial Director
10	Eloy Feliz Janesch	005.632.939-34	30 Apr 2002	2004 OGM	1	Industrial Director
11	Bernardo Szpigel	069.291.337-87	30 Apr 2002	2004 OGM	1	Financial, Administrative and Investor Relations Director
12	Carlos Pontinha Pereira	250.591.068-53	30 Apr 2002	2004 OGM	1	Commercial Director
13	André Dorf	170.751.778-93	04.30.2003	2004 OGM	1	Development and New Business Director
14	João Mário Lourenço Filho	072.924.548-95	04.30.2003	2004 OGM	1	Logistics Director

(*) OGM - Ordinary General Meeting of Stockholders

(**) CODE: 1 – Member only of Board of Directors
2 – Member only of Supervisory Board
3 – Member of Board of Directors and Supervisory Board

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

02.02 - PROFESSIONAL AND EDUCATIONAL ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER AND DIRECTOR

SUPERVISORY BOARD

DAVID FEFFER
Chairman of the Supervisory Board

Date of birth: 11/13/1956
Academic qualifications: Industrialist, with specialization course in Business Administration at Imede, Switzerland.
Professional experience: 1973: Colibri printing company – production and photocomposition, intern. 1973-1974: Cartográfica Francisco Mazza – plastic packaging production, transformation, extrusion and printing. 1974: Companhia Suzano de Papel e Celulose – intern, Forest Division; 1977-1978 – intern in various areas of production, programming and control; 1978-1979 – Transportation Division Manager.

Suzano: Executive Director since 1993.
SPP Nemo S.A. Industrial e Comercial Exportadora: Director-President.
Premesa S.A.: Director Vice-President.
Petroflex Ind. e Com. S.A. and Bahia Sul Cellulose S.A.: Substitute member of the Supervisory Board.
Polipropileno S.A.: Vice-Chairman of Board and substitute member of Consultative Council.
Polibrasil Resinas S.A and Polibrasil Participações S.A.: Chairman of Consultative Councils.
Polipropileno Participações S.A.: Chairman of the Supervisory Board.
Suzano Química Ltda.: Director-President.
Politeno Indústria e Comércio: Chairman of Board.
Vocal Comércio de Veículos Ltda.: Managing Director.
NemoFeffer S.A.: Director-Vice President.
Polpar S.A.: Vice-President of Board and Director-President.

ADEMAR MAGON
Vice-Chairman of the Supervisory Board

Academic qualifications: Degree in business administration, PUC University of São Paulo.
Professional experience: 1962 and 1963: Highways and Public Works Secretariat – Engineering and New Works Assistant. 1964-1972: Indústrias de Papel Rio Verde S.A. – Head of Purchasing and Importation Department. 1972-1981: Suzano – Financial Manager.

Suzano: Director, Vice-Chairman of the Supervisory Board and Investor Relations Director.
NemoFeffer S.A. and **Polpar** S.A.: Director and Investor Relations Director.
Suzano Química Ltda: Director.
SPP Nemo S.A. Industrial e Comercial Exportadora: Executive Director.
Politeno, Petroflex and Rio Polímeros S.A.: Member of Supervisory Board.
Polipropileno Participações S.A.: Member of Supervisory Board, Superintendent Director, Investor Relations Director.
Polibrasil Participações S.A.: Director, Member of Consultative Council.
Polibrasil Resinas S.A.: Director of Consultative Council.
Polipropileno S.A.: Member of Supervisory Board and Consultative Council.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

DANIEL FEFFER
Member of Supervisory Board

Date of birth: 10/28/1959
Academic qualifications: Degree in law, from Mackenzie University.
Professional experience: 1977: Culture Secretariat of São Paulo State – Assistant.
1978 to 1982: Suzano Papel e Celulose – Sales Department. 1982 to 1984: Idel Aronis law firm.

Suzano: Director since April 1997.
1984-1985 -- Assistant to Directors; 1985 – Communications and Marketing Manager;
1987-1989 – Special Products Manager; 1992-1997 – Divisional Director of A and C units.

NemoFeffer S.A., **Polpar** S.A.: Director-President.
Polipropileno Participações S.A: Chairman of Supervisory Board.
Suzano Química Ltda: Director-Vice President
Polipropileno S.A. and **Petroflex** Indústria e Comércio S.A.: President of the Consultative Council
SPP Nemo S.A. Indústria e Comércio Exportadora: Director-Vice President.
Politeno Indústria e Comércio S.A.: Substitute Member of Supervisory Board.
Copene Petroquímica do Nordeste S.A.: Member of Supervisory Board.
Premesa S.A.: Director-President.
Lazam Corretores de Seguros Ltda.: Technical Director, since 1991.

AUGUSTO ESTEVES DE LIMA JUNIOR
Member of Supervisory Board

Academic qualification: Degree in law, from São Paulo University.
Professional experience: Legal counsel to: AEG do Brasil Produtos Elétricos e Eletrônicos Ltda, Artur Eberhardt S.A. Indústrias Reunidas, Companhia Suzano de Papel e Celulose, Indústrias Arteb S.A. and Rolamentos FAG Ltda.; and other companies.

NemoFeffer S.A.: Chairman of Supervisory Board.
Member of Supervisory Board of:
Artur Eberhardt S.A. Indústrias Reunidas
Banco ABN Amro
Real Previdência e Seguros S.A.
Banco Alfa de Investimentos S.A.
Financeira Alfa S.A. Crédito Financiamento e Investimentos
Alfa Seguros e Previdência S.A.
Alfa Arrendamento Mercantil S.A.
Alfa Corretora de Câmbio e Valores Mobiliários
Companhia Cimento Portland
Indústrias Arteb S.A.
Polpar S.A.
VVD Volkswagen Corretagem de Seguros Ltda.: Member of Consultative Council.
Taluk S.A.: Director.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

BORIS TABACOF
Member of Supervisory Board

Date of birth: 07/28/1928
Academic qualification: Degree in civil engineering, from Escola Politécnica da Universidade da Bahia.
Professional experience: Public sector: Secretary of the Treasury of the State of Bahia in the administrations of Governors Lomanto Júnior and Luiz Vianna Filho, 1965-1974; President of Banespa (Banco do Estado de São Paulo) in 1998 and 1999. Private sector: To 1970 – lecturer at Economic Sciences Faculty of Universidade Católica de Salvador. 1970-1975 – Director-Superintendent of Safra financial group. 1988: Sharp S.A. Equipamentos Eletrônicos – Executive Vice-President; 1988-1993 – Director-Superintendent of Bahia Sul Celulose S.A.

Suzano Group companies: Director, 1975 to 1988;
Brazilian Foreign Trade Association: Council Member.
Centro das Indústrias do Estado de São Paulo – Ciesp/Fiesp: Vice-President.
Fiesp (São Paulo State Industries Federation): President of Higher Economics Council.
Brazilian Pulp and Paper Association (Bracelpa): President.
Ação Comunitária do Brasil: Council Member.
Sepaco (Social Service of the São Paulo Paper, Card and Cork Industry): Vice-Chairman of Board.
Albert Einstein Israelite Hospital: Vice-Chairman.
FAO of the UN, Rome: Member of the Advisory Committee on Paper and Wood Products.
Abrace (Brazilian Association of Large Electricity Consumers): Member of Governing Council.
Britain Brazil Business Forum: President of the Brazilian Committee.
Pulp and Eucalyptus Producers Institute of Lisbon: President of the Assembly.
Mudes Foundation, Rio de Janeiro: Member of Curator Council.
Nemo Feffer S.A.: Vice-Chairman of Supervisory Board.

CLAUDIO THOMAZ LOBO SONDER
Board Member

Date of birth: 04/25/1942
Academic qualification: Degrees in chemical engineering and economics, Mackenzie University.
Professional experience: 35 years in Chemical and Pharmaceutical industries. 1983-1993: Hoechst do Brasil Química e Farmacêutica S.A. – Chairman of Supervisory Board. 1994-1998: Hoechst AG, Frankfurt – Member of Executive Group. Since 1999: Executive Chairman of Celanese AG, Kronberg, Germany.

Suzano: Member of Supervisory Board.
Board member of:
Dresdner Bank Latin America, Hamburg.
German Chemical Industries Federation, Frankfurt.
Latino-Americana Association, Hamburg.
Suzano Petroquímica S.A.: Member of Supervisory Board.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

Board of Directors

MURILO CESAR LEMOS DOS SANTOS PASSOS
Superintendent Director

Date of birth: 07/06/1947
Academic qualifications: Degree in chemical engineering, Rio de Janeiro Federal University.
Professional experience: 1971-1977: Trade and Industry Ministry – Assistant to Minister, Executive Secretary of Executive Committee for Pulp and Paper, Coordinator of Industry Groups of Industrial Development Council (CDI).
Vale do Rio Doce: 1977-1989 – Wood/Pulp and Environment Director, Wood and Pulp Superintendent, Manager of Studies Department, Manager of Support Group to Vice-Presidency and Board of Directors; 1990-1993, Director of Forest Products, Environment and Metals (steel and aluminum). 1989-1990: Cenibra (Celulose Nipo-Brasileira), Director-President; Florestas Rio Doce S.A., Director-President.

JOSE CARLOS MACEDO FERREIRA
Natural Resources Director

Date of birth: 04/18/1951
Academic qualifications: Degree in Agronomy, Veterinary and Agronomy Faculty of Jaboticabal.
Professional experience: Cia. Suzano de Papel e Celulose: 1974-1977 – Forest Supervisor; 1977-1981 – Forest Manager and Coordinator; 1981-1984 – Regional Operational Manager; 1984-1987 – Operational Manager; 1987-1989 – Natural Resources Operational and Administrative Manager; 1989-1996 – Director of Transurbes Agro-Florestal; 1996-1997 – Director of the Pulp Plant.

ROGÉRIO ZIVIANI
Commercial Director

Date of birth: 11/28/1956
Academic qualifications: Degree in business management, Mackenzie University; MBA from New Hampshire College; specialization in international management.
Professional experience: 1983-1990: Aracruz Celulose S.A. – Sales Director for Brazil and North America.

ELOY FELIZ JANESCH
Industrial Director

Academic qualification: Degree in mechanical engineering from Federal University of Paraná.
Professional experience: 1968-1969: Cia. Metropolitana de Construções – Equipment Maintenance Engineer. From 1969-1986: Olinkraft (currently Igaras) – Engineering Assistant in Engineering Department, Project Manager, Engineering Department Manager, Technical Manager (engineering, maintenance, warehouse storage, technical services). 1986-1990: Impel – Partner-Manager. 1990-1992: Jaakko Poyry Engenharia – Project Manager. With Bahia Sul Celulose S.A. since 1992.
Has participated in numerous courses, seminars and technical visits inside and outside Brazil.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

BERNARDO SZPIGEL
Financial/Administrative Director; Investor Relations Director

Date of birth: 09/27/1945
Academic qualifications: Degree in mechanical engineering from ITA (Aeronautical Technical Institute, Brazil); MSc. in electrical engineering from PUC University, Rio de Janeiro. PhD in business administration and MSc in management science from University of California at Berkeley.
Professional experience: Vale do Rio Doce: 1986-1987 – Commercial Director; 1987-1990 – Vice-President; 1991-1993 – Coordinator of International area. 1994/1995: Cofap S.A. – Commercial Director.

CARLOS PONTINHA PEREIRA
Commercial Director

Date of Birth: 05/09/1945
Academic qualifications: Degree in business management from the Senador Flaquer Higher Education Institute; Post graduation at the Getúlio Vargas Foundation and Escola Superior de Propaganda e Marketing.
Professional experience: After administrative posts in a financial institution and an engineering company, operated his own beverage distribution company, before joining Cia. Suzano de Papel e Celulose in 1972 as a sales representative. In 1996 became Commercial Director. Has held important posts in sector organizations and associations.

ANDRÉ DORF
Development and New Business Director

Date of birth: 27/03/1973
Academic qualifications: Getúlio Vargas Foundation School of Business Administration, São Paulo, 1992-1996. Courses: Salomon Brothers Analyst Training Program, Salomon Brothers, New York, 1997; Finance Course, SSJ, São Paulo, 1992, 1995; Finance Course, University of California at Santa Barbara, 1993.
Professional experience: 1993-1996 – JTA Comércio de Alimentos e Manuf. Ltda., food supplier to fast-food industry; Horeca restaurant and hotel catering company. 1996-1999: Banco Patrimônio de Investimento (Salomon Brothers/Citigroup subsidiary) – Asset Management Sales, Corporate Finance Associate. 1999-2000: Chase Manhattan Bank – Investment Banking Associate. 2001-2002: JP Morgan, São Paulo – Senior Investment Banking Associate. 2002: JP Morgan Latin America Corporate Finance Group, New York – Senior Associate, Global Paper and Packaging.

JOAO MARIO LOURENCO FILHO
Logistics Director

Date of birth: 27/09/1964
Academic qualifications: Degree in mechanical production engineering, FEI; postgraduate studies in business management, São Paulo University (USP).
Professional experience: 1986-1985: Mangels, São Bernardo, São Paulo, Brazil – Quality and Productivity Engineering Supervisor. 1985-2002: PriceWaterhouseCoopers – Consulting. 2002-2003: IBM Business Consulting Services.

Supply Chain Operation Solutions América Latina: Director.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

03.01 - CAPITAL DISTRIBUTION EVENTS

1 -EVENT	2 -DATE OF EVENT	3 - INDIVIDUALS AND LEGAL ENTITIES PRESENT	4 -INSTITUTIONAL INVESTORS	5 - STOCKHOLDERS' AGREEMENT	6 - PREFERRED SHARES WITH VOTING RIGHTS
Extraordinary and Ordinary General Meeting of Stockholders	28 Apr 2003	449	77	NO	NO
7 - PREFERRED SHARES CARRYING THE RIGHT TO VOTE					
8 - DATE OF LAST STOCKHOLDERS' AGREEMENT					

03.02 - POSITIONS OF STOCKHOLDERS HOLDING MORE THAN 5% OF THE VOTING SHARES

1 - ITEM	2 – FULL NAME	3 – TAX NUMBER (CPF OR CNPJ)	4 - NATIONALITY	5 - STATE	6 – COMMON SHARES (thousand)	7 - %	8 – PREFERRED SHARES (thousand)	9 - %	10 - TOTAL SHARES (thousand)	11 - %	12 – AT DATE	13 - PARTICIPATION IN STOCKHOLDERS' AGREEMENT	14 – CONTROLLING STOCKHOLDER
01	CIA SUZANO DE PAPEL E CELULOSE	60.651.726/0001-16	BRAZILIAN	SP	1,364,357	100.00	1,661,564	99.45	3,025,921	93.92	30 April 2003		YES
97	SHARES HELD IN TREASURY				0	0.0	0	0.0	0	0.0			
98	OTHERS				0	0.0	195,939	10.55	195,939	10.55			
99	TOTAL				1,364,357	100.0	1,857.503	100.00	3,221,860				

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

03.03 – OWNERSHIP OF MAJOR STOCKHOLDINGS, TO LEVEL DEFINING INDIVIDUALS

1 – Item	2 – CONTROLLING STOCKHOLDER / INVESTOR	3 – AT DATE:
01	**CIA SUZANO DE PAPEL E CELULOSE S.A.**	30 April 2003

1 - ITEM	2 – FULL NAME					3 – TAX NUMBER (CPF OR CNPJ)		4 - NATIONALITY		5 - STATE
6 – COMMON SHARES (thousand)	7 - %	8 – PREFERRED SHARES (thousand)	9 - %	10 - TOTAL SHARES (thousand)	11 - %	12 – AT DATE		13 - PARTICIPATION IN STOCKHOLDERS' AGREEMENT	14 – CONTROLLING STOCKHOLDER	
0101	NEMOFEFFER S.A.					60.651.809/0001-05		Brazilian		
97,364,166	99.99	136,323	0.09	97,500,489	37.71	30 April 2003				
0102	BNDES PARTICIPAÇÕES S.A. – BNDESPAR					00.383.281/0001-09		Brazilian		
0	0.0	32.590.140	20.22	32.590.140	12.61					
0103	CAIXA PREV. FUNC. DO BANCO DO BRASIL					33.754.482/0001-24		Brazilian		
0	0.0	12.790.260	7.94	12,790,260	4.95					
0104	OTHERS							Brazilian		
10,292	0.01	115,628,603	71.74	115,638,895	44.73					
0199	TOTAL							Brazilian		
97,374,458	100.0	161,145,326	100.00	258,519,784	100.00					

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

03.03 – OWNERSHIP OF MAJOR STOCKHOLDINGS, TO LEVEL DEFINING INDIVIDUALS

1 - Item	2 - Name	3 - CPF/CNPJ	4 - Nationality	5 - State	6 - Common shares held	7 - %	8- Preferred shares held	9 - %	10 - Total shares	11 - %	
010101	Ruben Feffer	157.423.548-60	Brazilian	SP	4,999,545	12.50	4,055,567	11.93	9,055,112	12.24	
010102	Jorge Feffer	013.965.718-50	Brazilian	SP	4,999,545	12.50	4,.057,267	11.93	9,056,812	12.24	
010103	David Feffer	882.739.628-49	Brazilian	SP	4,999,545	12.50	4,059,068	11.94	9,058,613	12.24	
010104	Daniel Feffer	011.769.138-08	Brazilian	SP	4,999,545	12.50	4.077.567	11.99	9,077,112	12.27	-
010105	Betty V. Feffer	011.769.348-05	Brazilian	SP	8,999,187	22.50	7.605.831	22.37	16,605,018	22.43	
010106	Fanny Feffer	688.071.208-87	Brazilian	SP	11,002,630	27.50	7,620,440	22.41	18,623,070	25.17	
010107	Others				3	0.00	2,524,260	7.43	2,524,263	3.41	
010199	Total				40,000,000	100.00	34,000,000	100.00	74,000,000	100.00	-

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

For publication
Base date 31 Dec. 2002

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

04.01 – COMPOSITION OF REGISTERED CAPITAL

1 - LAST AMENDMENT DATE: 16 Mar 2003

2 - ITEM	3 - TYPE OF STOCK	4 - NOMINAL OR BOOK-ENTRY	5 - PAR VALUE, R$	6 - NUMBER OF SHARES (thousand)	7 - SUBSCRIBED (R$ '000)	8 - PAID IN (R$ '000)
01	COMMON	NOMINAL		1,364,357	524,264	524,264
02	PREFERRED					
03	PREFERRED - CLASS A	BOOK-ENTRY		1,833,314	704,465	704,465
04	PREFERRED - CLASS B	BOOK-ENTRY		24,189	9,295	9,295
05	PREFERRED - CLASS C					
06	PREFERRED CLASS D					
07	PREFERRED CLASS E					
08	PREFERRED CLASS F					
09	PREFERRED CLASS G					
10	PREFERRED CLASS H					
11	OTHER CLASSES					
99	TOTAL			3,221,860	1,238,024	1,238,024

04.02 - SUBSCRIBED STOCK; AND CHANGES IN THE LAST THREE YEARS

1 - ITEM	2 - DATE OF CHANGE	3 - REGISTERED CAPITAL (R$ thousand)	4 - AMOUNT OF CHANGE (R$ thousand)	5 - EVENT GIVING RISE TO CHANGE	6 - SHARES ISSUED (thousand)	8 - STOCK ISSUE PRICE (R$)
01	28 Mar 2000	1,235,849	(307,436)	Reduction of registered capital	0	0.0000
02	31 Mar 2000	1,236,513	664	Private share subscription in cash	1,896	0.3500
03	19 Oct 2000	1,236,609	96	Private share subscription in cash	295	0.3270
04	16 Mar 2001	1,238,024	1,415	Private share subscription in cash	5,052	0.2800

04.04 - AUTHORIZED STOCK

1 - SHARES (thousand)	2 - VALUE (R$ thousand)	3 - DATE OF AUTHORIZATION	
2,105,799		18 Feb. 1999	

04.05 - BREAKDOWN OF AUTHORIZED CAPITAL

ITEM	1 - TYPE	2 - CLASS	3 - SHARES AUTHORIZED FOR ISSUE (thousand)
01	Preferred	A	2,000,000
01	Preferred	B	105,799

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

06.01- FUNDS DISTRIBUTED IN THE LAST THREE YEARS

1 - ITEM	2 - TYPE	HOW APPROVED		5 - BUSINESS	6 - NET PROFIT/LOSS	7 - AMOUNT	8 - TYPE OF	9 - CLASS	10 - TOTAL in	11 - PAYMENT
		3- EVENT	4-DATE	YEAR ENDED	IN PERIOD (R$ '000)	PER SHARE	SHARES		(RS thousand)	START DATE
01	DIVIDEND	Meeting of Supervisory Board	15/03/2001	31/12/2000	221,523	0. 00461000	COMMON		6,290	29/03/2001
02	DIVIDEND	Meeting of Supervisory Board	15/03/2001	31/12/2000	221,523	0.00507000	PREFERRED	A	9,295	29/03/2001
03	DIVIDEND	Meeting of Supervisory Board	15/03/2001	31/12/2000	221,523	0.01157000	PREFERRED	B	196	29/03/2001
04	DIVIDEND	Meeting of Supervisory Board	15/03/2001	31/12/2000	221,523	0.07750000	PREFERRED	B	15	29/03/2001
05	DIVIDEND	Meeting of Supervisory Board	15/03/2001	31/12/2000	221,523	0.00466000	PREFERRED	B	1	29/03/2001
06	DIVIDEND	Meeting of Supervisory Board	02/08/2001	30/06/2001	37,447	0.00176000	COMMON		2,401	04/09/2001
07	DIVIDEND	Meeting of Supervisory Board	02/08/2001	30/06/2001	37,447	0.00194000	PREFERRED	A	3,557	04/09/2001
08	DIVIDEND	Meeting of Supervisory Board	02/08/2001	30/06/2001	37,447	0.01153000	PREFERRED	B	221	04/09/2001
09	DIVIDEND	Meeting of Supervisory Board	02/08/2001	30/06/2001	37,447	0.00682000	PREFERRED	B	34	04/09/2001
10	DIVIDEND	Meeting of Supervisory Board	30/04/2002	31/12/2001	99,088	0.00319000	COMMON		4,352	21/05/2002
11	DIVIDEND	Meeting of Supervisory Board	30/04/2002	31/12/2001	99,088	0.00351000	PREFERRED	A	6,435	21/05/2002
12	DIVIDEND	Meeting of Supervisory Board	30/04/2002	31/12/2001	99,088	0.01153000	PREFERRED	B	221	21/05/2002
13	DIVIDEND	Meeting of Supervisory Board	30/04/2002	31/12/2001	99,088	0.0115600	PREFERRED	B	58	21/05/2002
14	DIVIDEND	Meeting of Supervisory Board	28/04/2003	31/12/2002	183,930	0.0127700	COMMON		17,423	30/05/2003
15	DIVIDEND	Meeting of Supervisory Board	28/04/2003	31/12/2002	183,930	0.0140500	PREFERRED	A	25,758	30/05/2003
16	DIVIDEND	Meeting of Supervisory Board	28/04/2003	31/12/2002	183,930	0.0230600	PREFERRED	B	558	30/05/2003

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

06.03 - RULES IN BYLAWS GOVERNING THE REGISTERED CAPITAL

1- ITEM	2 - SHARE TYPE	3 - SHARE CLASS	4 - % of TOTAL STOCK	TYPE OF DIVIDEND			8 - BASIS OF CALCULATION	9 - PRIORITY ON REIMBURSEMENT	10 - PREMIUM	11 - VOTING RIGHTS
				5 - FIXED %	6 - MINIMUM %	7- CUMULATIVE %				
01	PREFERRED	A	56.90	0.00	25.00	0.00	BASED ON NET PROFIT	YES	NO	NO
02	PREFERRED	B	0.75	0.00	6.00	0.00	BASED ON REGISTERED CAPITAL	YES	NO	NO
03	COMMON		42.35	0.00	25.00	0.00		NO	NO	YES

06.04 - CHANGES TO THE BYLAWS

1-DATE OF LAST AMENDMENT	2-COMPULSORY DIVIDEND (% OF NET PROFIT)
28/04/2003	25.00%

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

For publication
Base date 31 Dec. 2002

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

7.01 - EARNINGS AND PROFIT SHARES OF MANAGEMENT

1 - MANAGEMENT PROFIT SHARES	2 – MANAGEMENT'S GLOBAL EARNINGS (R$ thousand)	3 – FREQUENCY
YES	4,998	ANNUAL

07.02 – PROFIT SHARING OR OTHER CONTRIBUTIONS IN LAST THREE YEARS

1 – END OF LAST BUSINESS YEAR: 31//12/2002
2 – END OF PRIOR BUSINESS YEAR: 31/12/2001
3 - END OF SECOND. PRIOR BUSINESS YEAR: 31/12/2000

4 - ITEM	5 – DESCRIPTION OF PROFIT SHARE OR CONTRIBUTION	6 – PAID IN LAST BUSINESS YEAR [1] R$ '000	7 - PAID IN PRIOR BUSINESS YEAR [2] R$ '000	8 – PAID IN 2nd PRIOR BUSINESS YEAR [3] R$ '000
01	PROFIT SHARES PAID TO DEBENTURE HOLDERS	0	0	0
02	PROFIT SHARES PAID TO EMPLOYEES	6,474	3,382	4,610
03	PROFIT SHARES PAID TO MANAGEMENT	0	0	0
04	PROFIT SHARES ON FOUNDERS' SHARES	0	0	0
05	RELIEF FUND CONTRIBUTIONS	0	0	0
06	PENSION FUND CONTRIBUTIONS	0	0	0
07	OTHER CONTRIBUTIONS	0	0	0
08	NET PROFIT IN THE YEAR	183,930	99,088	221,523
09	NET LOSS IN THE YEAR	0	0	0

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

09.01-BRIEF HISTORY OF THE COMPANY

Bahia Sul Celulose S.A. was created on 8 December 1987 by **Companhia Suzano de Papel e Celulose**, holder of internationally recognized technology for manufacture of eucalyptus pulp and paper, and by **Companhia Vale do Rio Doce**, which owned major forest reserves in the region where Bahia Sul's plant is located.

In 1989 and 1990, respectively, two other entities joined these two majority partners by subscribing preferred shares: **BNDES Participações S.A. (BNDESPar),** and the **International Finance Corporation, IFC.**

The company is located in the extreme south of the Brazilian State of Bahia, on the coast, 900km from Salvador, 1,250km from São Paulo and 320km from the Port of Vitória, the port through which all its exports are shipped. The industrial plant is close to the BR101 Highway in the Municipality of Mucuri. The planted forests are located in the extreme south of the State of Bahia and in the north of the State of Espírito Santos, in non-contiguous areas which total 168,000 hectares, of which 106,000 hectares are in fact planted with eucalyptus. 56,000 hectares of this total land area is given over to preservation of native species, river basins and water tables. The remaining 8,000 hectares are occupied with buildings and roads. As well as these areas, the company works with partner-growers of eucalyptus, using a total of 17,000 hectares.

Bahia Sul produces bleached eucalyptus pulp, and printing and writing paper (in reels, and folio size). Building of the industrial plant began in June 1989. Operations started in March 1992 with the pulp mill, followed in February 1990 by the paper mill.

The pulp mill was conceived for an output of 500,000 tons/year, and today its capacity has been increased by optimization of processes to 570,000 tons/year. Of the total production of pulp, about 185,000 tons are put into the production of 215,000 tons of paper, resulting in a total of 600,000 tons of products for sale.

Approximately 71% of production goes to exports, to more than 50 countries in all the continents, through two subsidiaries, **Bahia Sul International Trading Limited**, located in the Cayman Islands, and **Bahia Sul America Inc.**, located in the United States.

Bahia Sul believes that environmental preservation is a primary condition of its existence. Its planning involved plant with a minimum environmental impact and a wide-ranging program of monitoring and control. Also, investments in formation of a culture of respect for the environment and continual improvement of environmental preservation today guarantee levels of emissions that are well below the standards set by both the Brazilian and the international legislation.

This philosophy for sustainable growth allied to a pioneer attitude to environmental management earned the company ISO14001 certification in September 1996, making it the first company in the sector, worldwide, and the first in America, to obtain this certification.

In May 2000 Bahia Sul received the Millennium Business Award for Environmental Achievement, a prize for business excellence in environmental management, promoted by the ICC (International Chamber of Commerce), and by the United Nations Environment Program (UNEP). The prize classifies companies' environmental policies and management systems, their systems for managing natural resources, their technological innovation, their global view and their relationships with the community – it is an important recognition of the efforts the company has made to produce with quality and in an environmentally responsible way.

In September 2001, through its wholly owned subsidiary Bahia Sul International Trading Limited, Bahia Sul paid cash to acquire 49.99% of the special purpose company **Sonae Produtos e Derivados Florestais**, SGPS, S.A. (SPDF), the other 50.01% being owned by the Portuguese Group Sonae. The objective was to participate jointly with Sonae in the privatization of **Portucel** – Empresa Produtora de Pasta e Papel, S.A. – an important company in the paper and pulp sector in Portugal. SPDF currently holds 29% of Portucel.

In January 2003 the company exercised its right to withdraw from the privatization of Portucel, in which it had been participating since September 2001 jointly with the Portuguese group Sonae. The reason for this decision was that the Portuguese government made changes to the model, which resulted in a very complex process and made it unfeasible for the company to meet its initial objectives which included participation in the control of Portucel.

In October 2001 Bahia Sul received the National Quality Prize, of Brazil – PNQ 2001. This is the most important business excellence prize in Brazil, and as a result the company was distinguished by its management excellence on criteria for evaluation of world class companies.

In 2002, formation of the forest base for the future second pulp mill continued, through planting by the company itself and incentive encouragement of planting by partner growers – and principally, with the acquisition of a total of 39,800 hectares of land.

On 20 September 2002 an auction was held on the São Paulo Stock Exchange (Bovespa) to exchange preferred shares in Bahia Sul for preferred shares in Companhia **Suzano** de Papel e Celulose. This resulted in the exchange of 682.2 million preferred shares of Bahia Sul, or one-third of the shares in circulation in the market, and all the shares of BNDESPAR and the other related parties, being exchanged for Shares in **Suzano**. As a result of this Companhia Suzano increased its stake in the total capital of Bahia Sul from 73% to 94%.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

09.02-CHARACTERISTICS OF THE SECTOR IN WHICH THE COMPANY OPERATES

PULP

The sector requires high investment of capital in equipment for production.

The standard of the company's plant is on a par with the most advanced countries in the world, able to produce product quality accepted by the most demanding first-world markets.

As a result of the high investment and the international-level state-of-the-art technology demanded by the sector, the number of producers of bleached market pulp in Brazil is currently only six, of which Bahia Sul is one.

The selling prices of pulp are competitive in the international market, due to the high forest productivity of Brazil, which results in low cost of the raw material, wood.

Historically the price of short fiber bleached pulp in the international market is cyclical.

PRINTING AND WRITING PAPER

The sector currently operates under free competition, since there are a considerable number of producing companies in the country, almost all of them controlled by Brazilian capital, and at an advanced stage of technology, with installed production capacity approximately 50% greater than the total demand of the domestic market, the excess being exported.

COMPARATIVE ADVANTAGES OF BAHIA SUL

Low production costs.

Self-sufficiency in supply of wood. Bahia Sul has approximately 160,000 hectares of its own eucalyptus forest.

Average distance of 61km between the planted areas and the mill.

Generator of its own energy.

Environmentally conscious: Bahia Sul meets world standards for environmental monitoring and preservation, ISO14001 certification in September 1996.

Vertical integration – wood/pulp/paper.

High level of industrial automation.

09.03 - PRODUCTS AND SERVICES OFFERED

The market is cyclical in prices, with periodicity of between five and seven years, and susceptible to some variation, though lower, in volumes. Demand is growing in line with gross world output, and the supply capacity grows in a relationship with the market cycles of paper and pulp. Within the year the most frequent seasonal variation is related to the Northern Hemisphere holiday period, when there is a slight reduction of activity.

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

For publication
Base date 31 Dec. 2002

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

10.01-PRODUCTS AND SERVICES OFFERED

1 - ITEM	1 - MAIN PRODUCTS AND/OR SERVICES	2 - % of NET SALES REVENUE
01	Bleached eucalyptus fiber pulp	52.45
02	Printing and writing papers	47.55

10.02-RAW MATERIALS AND SUPPLIERS

1 - ITEM	2 - RAW MATERIAL	3 - IMPORTED	4 – VALUE IMPORTED	5-AVAILABLE IN DOMESTIC MARKET	6-AVAILABLE IN FOREIGN MARKET	7 - NAME OF SUPPLIER	8 - TYPE	9 - % OF COMPANY'S TOTAL PURCHASES
01	FUEL OIL	NO		YES	YES	PETROBRAS DISTRIBUIDORA S.A.	1	14.07
02	LIQUID CAUSTIC SODA	NO		YES	YES	TRIKEM S.A.	1	14.86
03	OXYGEN	NO		YES	YES	WHITE MARTINS	1	1.17
04	CHLORINE IN SOLUTION	NO		YES	YES	TRIKEM S.A.	1	3.39
05	STARCH	NO		YES	YES	CORN PRODUCTS BRASIL	1	7.97
06	OPTICAL WHITENER	NO		YES	YES	CIBA ESPECIAL.QUIM.LTDA	1	9.86
07	HYDROGEN PEROXIDE	NO		YES	YES	BRAGUSSA S.A.	1	5.77
08	CALCIUM CARBONATE					SPECIALITY MINERALS DO BRASIL	1	6.98

SUPPLIE: 1 - NON RELATED COMPANY
2 - SUBSIDIARY
3 - AFFILIATED COMPANY
4 - INDIRECT CONTROLLING COMPANY
5 - RELATED COMPANY

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

10.03 - MAIN CUSTOMERS BY PRODUCT / SERVICE

1 - ITEM	2 - ITEM	3- CUSTOMER'S NAME	4 - % OF TOTAL SALES REVENUE
001		PULP	
001	001	DOMESTIC MARKET	7.97
001	002	EXPORTS	45.74
002		PAPER	
002	001	DOMESTIC MARKET	27.34
002	002	EXPORTS	18.95

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

11.01 – PRODUCTION PROCESS

THE INDUSTRIAL PROCESS OF MANUFACTURE OF PULP

In the plant the wood is received with bark, in lengths from 2 to 6 meters, and transferred to drums where the bark is mechanically removed. The cleaned timbers then go through chipping machines where they are transformed into chips with the shapes and dimensions that are convenient for boiling. These are stocked in a pile in the open air, from which they proceed to grading for size, and are then sent to the boiling area. Rejects and bark are shredded and taken to the biomass pile for production of energy.

In the boiling area the chips are fed into the continuous digester where lignin is dissolved in the black liquor which results from the cooking of cellulose fiber. The resulting mass coming out of the digester goes through a system for separating out knots and then through a three-stage pressure separator to remove stalks. In the pre-bleaching the washed pulp receives oxidized white liquor and is sent to the reactor together with oxygen, which results in additional removal of lignin.

In the storage tower the pre-bleached pulp is pumped to the bleaching area where it undergoes whitening with chlorine dioxide, sodium hydroxide and oxygen, in alternation, in bleaching towers. After the bleaching, the pulp is stocked in "medium-consistency" bleaching towers in the bleached paste evaporation and drying area. The dried pulp is then thickened on filters, and taken to intermediate pulp tanks, where it is pumped to the tanks of the drying and paper making machines, and from there to the entry openings in the paper mill, which produces a continuous sheet with a 90% level of dryness. This is cut into sheets in standardized shapes, which are piled, weighed, pressed and packed in bundles.

The weak black liquor arising from the boiling undergoes evaporation to increase its concentration of solids so that it can be burnt in the recovery boiler. The organic part of the liquor is burnt and the inorganic part dissolved. The heat from the boiler is used to produce steam, which is used in the process, and also to produce electricity. The dissolved inorganic products flow from the boiler to the dissolving tank, producing the green liquor which is sent for causticizing, where the liquor for cooking is produced.

THE PAPER PRODUCTION PROCESS

Paper is made from bleached 100% kraft pulp, produced by the company. Estimated annual production is 238,000 tons/year, in reels and sheets of various widths, diameters and weights.
Chemical additives are applied to help in formation of the sheet, such as mineral components (alkaline collagen, precipitated calcium carbonate), specific products for retention of these materials, and others to encourage adherence of fibers and surface finishing.
White papers for printing, continuous forms, and copying are produced, with weights varying between 56 and 100 grams per square foot.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

11.02- PROCESS OF SALE, DISTRIBUTION, MARKETS AND EXPORTATION

SALES

Bahia Sul Celulose operates in the domestic market and also in the export markets in Latin America, North America, Europe, the Middle East, Asia and Africa. To sell its exports it uses its wholly-owned subsidiaries **Bahia Sul International Trading** (Cayman Islands) and **Bahia Sul America** (United States).

Sales of paper are to the publishing and printing industries, manufacturers of notebooks, other paper products and industry.

DOMESTIC MARKET

Pulp and paper

The company has its own sales team handling the whole of the Brazil, and also commercial representatives.

EXPORT MARKET

Pulp

Sales are made through commercial agents with wide experience and in some cases directly to industrial clients.

Paper

Sales are made through the company's own sales structure and also through commissioned agents and resale companies.

DISTRIBUTION AND MARKETS

DOMESTIC MARKET

Pulp and Paper

Sales are made ex-mill and also free mill delivered.

EXPORT MARKET

Pulp

North America – sales DDP ("delivered duty paid") where the product is delivered to the client's plant.

Europe/Asia – sold CIF (client clears at destination port).

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

Paper

North America – DDP (free delivery) sales through the subsidiary **Bahia Sul America** and/or sales CFR destination port, through resale companies.

Europe – DDP sales (free delivery) with the support of advanced rotating inventory, and also sales CFR destination port, via local agents.

Other regions – Sales CFR (cost and freight) to local clients, made directly or indirectly.

EXPORTS:
Percentages of net sales revenue:

	2000	**2001**	**2002**
Pulp	47.77%	48.97%	45.74%
Paper	14.93%	15.14%	18.95%

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

MAIN COMPETITORS IN BRAZIL

BLEACHED (MARKET) EUCALYPTUS PULP – THOUSANDS OF TONS / YEAR

Competitor	Production	Sales
Aracruz Celulose S.A.	1656	1585
Cenibra (Celulose Nipo-Brasileira S.A.)	831	845
Bahia Sul Celulose S.A.	392	389
Votorantim Celulose e Papel S.A.	342	318
Jarí Celulose S.A. (long and short fiber)	290	292
Riocell S.A.	277	271

PRINTING AND WRITING PAPERS – THOUSANDS OF TONS / YEAR
(excludes coated, and cut sizes)

Champion Papel e Celulose Ltda	239	240
Bahia Sul Celulose S.A.	227	222
Votorantim Celulose e Papel S.A.	193	192
Ripasa S.A. Celulose e Papel	132	129
Cia. Suzano de Papel e Celulose	98	96

Source: Bracelpa (Brazilian Paper and Pulp Association), January to December 2002.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

12.01- MAIN PATENTS, TRADEMARKS AND FRANCHISES

BRAND NAME		OWNER	EXPIRY DATE
Category	No.	Description	
MUCURI		**BAHIA SUL CELULOSE S.A.**	**30/01/2010**
Category	01.60	Chemicals, pulp, woodpulp, cork	
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	
MUCURI		**BAHIA SUL CELULOSE S.A.**	**06/02/2010**
Category	37.30	Forestry and reforestation services	
PAPEL MUCURI		**BAHIA SUL CELULOSE S.A.**	**30/01/2010**
Category	01.60	Chemicals, pulp, woodpulp, cork	
PAPEL MUCURI		**BAHIA SUL CELULOSE S.A.**	**09/11/2009**
Category	40.15	Merchandise sales services including import/export	
CELULOSE MUCURI		**BAHIA SUL CELULOSE S.A.**	**21/10/2007**
Category	01.60	Chemicals, pulp, woodpulp, cork	
CELULOSE MUCURI		**BAHIA SUL CELULOSE S.A.**	**09/06/2008**
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	
CELULOSE MUCURI		**BAHIA SUL CELULOSE S.A.**	**28.08.2011**
Category	40.15	Merchandise sales services including import/export	
BSC		**BAHIA SUL CELULOSE S.A.**	**30/01/2010**
Category	01.60	Chemicals, pulp, woodpulp, cork	
BSC		**BAHIA SUL CELULOSE S.A.**	**04/11/2007**
Category	37.30	Forestry and reforestation services	
BSCSA		**BAHIA SUL CELULOSE S.A.**	**30/01/2010**
Category	01.60	Chemicals, pulp, woodpulp, cork	
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

12.01- MAIN PATENTS, TRADEMARKS AND FRANCHISES (continued)

PAPEL BSC		**BAHIA SUL CELULOSE S.A.**	**21/10/2007**
Category	01.60	Chemicals, pulp, woodpulp, cork	

PAPEL BSC		**BAHIA SUL CELULOSE S.A.**	**09/06/2008**
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

PAPEL BSC		**BAHIA SUL CELULOSE S.A.**	**06/02/2010**
Category	40.15	Merchandise sales services including import/export	

CELULOSE BS		**BAHIA SUL CELULOSE S.A.**	**21/10/2007**
Category	01.60	Chemicals, pulp, woodpulp, cork	

CELULOSE BSC		**BAHIA SUL CELULOSE S.A.**	**21/10/2007**
Category	01.60	Chemicals, pulp, woodpulp, cork	

CELULOSE BSC		**BAHIA SUL CELULOSE S.A.**	**30.01.2010**
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

PAPEL BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**21/10/2007**
Category	01.60	Chemicals, pulp, woodpulp, cork	

PAPEL BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**28/08/2011**
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

PAPEL BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**26/05/2008**
Category	40.15	Merchandise sales services including import/export	

BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**21/02/2007**
Category	01.60	Chemicals, pulp, woodpulp, cork	

BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**09/01/2010**
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

12.01- MAIN PATENTS, TRADEMARKS AND FRANCHISES (continued)

BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**04/11/2007**
Category	37.30	Forestry and reforestation services	

BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**26/05/2008**
Category	40.15	Merchandise sales services including import/export	

BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**02/01/2010**
Category	1.60	Chemicals, pulp, woodpulp, cork	

BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**03/04/2010**
Category	37.30	Forestry and reforestation services	
Category	40.15	Merchandise sales services including import/export	

CELLULOSE BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**30/01/2010**
Category	01.60	Chemicals, pulp, woodpulp, cork	
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

CELLULOSE BAHIA SUL		**BAHIA SUL CELULOSE S.A.**	**06/02/2010**
Category	37.30	Forestry and reforestation services	
Category	40.15	Merchandise sales services including import/export	

GRANDIS PAPER		**BAHIA SUL CELULOSE S.A.**	**08/10/2006**
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

YARDLEY		**BAHIA SUL CELULOSE S.A.**	**08/09/2008**
Category	16	Labels and packages	

BAHIA-CEL		**BAHIA SUL CELULOSE S.A.**	**23/09/2007**
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

SHADE 500		**BAHIA SUL CELULOSE S.A.**	**In process of registration**
Category	16.10	Paper, cardboard	
Category	16.20	Books, albums, printed matter	
Category	16.30	Office items, teaching and drawing materials	

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

For publication
Base date 31 Dec. 2002

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

13.01 - SIGNIFICANT PROPERTIES

1-ITEM	2 – TYPE OF PROPERTY			3 – ADDRESS						
4 – MUNICIPALITY	5 – STATE	6 -TOTAL AREA (thousand sq. mt.)	7 – BUILDING AREA (THOUSAND SQ. MT.)	8 - TIME HELD	9 - INSURANCE	10 - MORTGAGE	11 - HIRED FROM THIRD PARTIES	12 - DATE OF AGREEMENT	13 - TERM OF HIRING	
14 – COMMENTS										
01	PLANT			RODOVIA BR 101 – KM 945.4 [Highway BR101, Km 945.4]						
Mucuri	Bahia	1,332,800	160,699	14 years	YES	NO	NO			
02	FORESTS			Various locations in Brazil						
Various	Bahia	1,825,930,000	1,091,220,000	15 years	YES	NO	NO			

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

14.01 – FORECASTS FOR THE BUSINESS AND/OR RESULTS

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

14.02 – RECOMMENDED, BUT NOT OBLIGATORY, INFORMATION

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

14.03 – OTHER INFORMATION CONSIDERED TO BE IMPORTANT FOR FULLER UNDERSTANDING OF THE COMPANY

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

14.05 – INVESTMENT PROJECTS

Bahia Sul has followed a policy of making investments at the appropriate level to maintain its production capacity, competitiveness, quality improvements, productivity, and environmental improvements and control, using the most modern technology and methods available in the market. In 2003 approximately R$ 130 million will be invested in the industrial area, and approximately R$ 90m in forests, with purchase of new land, and formation of forests (new planting and maintenance of existing forests), as well as some R$ 7 million in information technology and other investments in the administrative area.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

15.01 - ENVIRONMENTAL PROBLEMS

Bahia Sul's ISO14001 certification was the first in the world for a forest products company, and is the result of its dedicated operations since the project was conceived, in terms of efficient environmental preservation and sustainable development.

The company SGS Forestry made an evaluation of the forest environmental management system in terms of adequacy to the FSC (Forest Stewardship Council) criteria, with good results.

Bahia Sul is internationally recognized for its environmental indices of low atmospheric emission, liquid effluent quality and experience in recycling organic residues for use in the forest area.

Its results in terms of environmental indicators are better than the established target levels. Consumption of water and fuel are lower. The practice of selective collection of residues has been expanded to cover the industrial plant, and the useful life of the industrial landfill has been extended.

Bahia Sul's effluents have been characterized as free of chronic and acute toxicity, verified through programs for monitoring of heavy metals and effluent toxicity.

In natural resources, re-vegetation of wood areas used was continued, along with the work in biodiversity of soils and micro-basins, and introduction of new tree cloning techniques (including "cloning gardens").

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

16.01 – LITIGATION IN WHICH CLAIMS ARE MADE AGAINST THE COMPANY WITH VALUE HIGHER THAN 5% OF STOCKHOLDERS' EQUITY OR NET PROFIT

1 - ITEM	2 - DESCRIPTION	3 - % OF STOCKHOLDERS' EQUITY	4 - % OF NET PROFIT	5 - PROVISION	6 -VALUE (R$ '000)
01	LABOUR ACTIONS	0.00	0.00		0.00
02	TAX CLAIMS	0.00	0.00		0.00
03	OTHER ACTIONS	0.00	0.00		0

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

17.01 - TRANSACTIONS WITH ASSOCIATED COMPANIES

1 -	GUARANTEES	BALANCE OUTSTANDING ON CONTRACT, in 31 December 2003 R$ '000	%
	BNDES – PAPER MILL	560	100%
	BNDES – INDUSTRIAL PLANT	14,328	100%

2 - TRANSACTIONS WITH RELATED PARTIES (*)

	Assets	Liabilities	Purchases/ sales	Expenses
BAHIA SUL AMERICA Inc.		-	-	-
BAHIA SUL INTERNATIONAL TRADING				
- FX contracts receivable	222,075	-	-	452,884
- Financings, loans and accounts payable	-	371,475	-	-
Cia. SUZANO DE PAPEL E CELULOSE				
- Loan – principal	-	12,783	-	-
- Loan – interest	-	235	3,476	-
- Purchase of raw material	10,659	84	8,054	163,609

The parent company, Cia. Suzano de Papel e Celulose (Suzano), contracted an export financing in the amount of US$200 million, guaranteed on export receivables which are being transferred to it by the company. In 2002, the company transferred exports to Suzano in the amount of R$ 126,944. In this transaction the company made a financial gain of R$ 2,446.

In the fourth quarter of 2002 the company acquired from its holding company Cia. Suzano de Papel e Celulose approximately 15,000 hectares of lands and forests in the region of Sao Mateus, in the State of Espírito Santo, for R$ 65 million. This sale, made at market price, was supported by a valuation by an independent valuer.

The loan with the parent company matures in November 2003 and costs 11% per year.

(*) The transactions with related companies are carried out on identical conditions of price, delivery and payment period to those used in transactions with third parties.

The company's offices in São Paulo are located within the premises of Cia. Suzano de Papel e Celulose, on contractual prices and conditions similar to those for real estate in the region.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

18.01 – BYLAWS

BYLAWS OF
BAHIA SUL CELULOSE S.A.

CHAPTER I

Name, head office, term of duration,
objects

Clause 1 - BAHIA SUL CELULOSE S.A. is a Brazilian corporation with authorized capital, governed by these bylaws and by the applicable legislation.

Clause 2 - The company has head office and jurisdiction in the City, Municipality and district of Salvador, State of Bahia.

Sole sub-paragraph – Installation of closure of branches, offices, agencies, subsidiary offices or warehouses shall be the subject of decision by the Board of Directors, an amount of the capital being initially allocated for each of these establishments.

Clause 3 - The company shall have indeterminate duration.

Clause 4 - The objects of the company are:

a) manufacture, sale, importation and exportation of pulp, paper and other products arising from the transformation of forest materials;

b) economic use of homogeneous forests owned by the company or by third parties;

c) importation and exportation of goods relating to the abovementioned objects;

d) land transport, by itself or by third parties;

e) participation in other companies, in any manner;

f) operation of port terminals.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

CHAPTER II

Registered capital and shares

Clause 5 - The subscribed registered capital is R$1,238,023,830.81 (one billion, two hundred and thirty eight million, twenty three thousand, eight hundred and thirty Reais and eighty one centavos), divided into 3,221,859,700 shares without par value, of which 1,364,356,856 are nominal, common shares, 1,833,313,825 are class A book-entry preferred shares, and 24,189,019 are book-entry B class preferred shares. *(Extraordinary General Meeting of Stockholders of 27 April 2001)*

Clause 6 - The registered capital may be increased without any change in the bylaws, by decision of the Supervisory Board, up to the limit of 2,000,000,000 (two billion) class A preferred shares and up to the limit of 105,798,570 (one hundred and five million, seven hundred and ninety eight thousand, five hundred and seventy) class B preferred shares, all exclusively book-entry type. *(Extraordinary General Meeting of 18 February 1999)*

Sole sub-paragraph - In decisions on the issuance of preferred shares the Supervisory Board shall indicate the number, type and class of shares to be issued, the period for exercise of the right of legal preference, if any, the price of issue of each share, the minimum to be paid on subscription and the period and conditions for paying-in of the balance.

Clause 7 - The preferred shares shall be of book-entry type, remaining in a deposit account at a financial institution in the name of their holders, without the issue of a certificate, in accordance with Sections 34 and 35 of the Corporate Law.

§ One - Services of custody and transfer of ownership of book-entry shares shall be provided free of charge to FINOR – Fundo de Investimentos do Nordeste – for shares subscribed by it.

§ Two - Paying in of the shares subscribed by FINOR – Fundo de Investimentos do Nordeste – shall take place by deposit of the corresponding amount in the linked account at Banco do Nordeste do Brasil S.A, in the name of the company, and the respective clearance shall be made after presentation of proof of filing with the Commercial Board of the State, and publication, in accordance with law, of the minutes of the meeting of the Supervisory Board which decides to this effect.

§ Three The class B preferred shares shall be non-transferable up to the date of issue of the Project Implementation Certificate by the competent development agency.

Clause 8 - The issue of common shares shall be a private right of the General Meeting of Stockholders; such shares shall be reserved for subscription and paying-in, in cash and/or in credits against the company, and/or through transfer of assets.

Clause 9 - The class A preferred shares shall be reserved for subscription and paying-in in cash and/or in credits against the company and/or through transfer of assets.

Clause 10 - The class B preferred shares shall be reserved for subscription with FINOR tax incentive instruments.

Clause 11 - The class A preferred shares shall have the following advantages:

a) priority in reimbursement of capital in the event of liquidation of the company;

b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) full sharing in the results of the company, subject to the terms of "b" above; and

d) the right to participate on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, even a reserve for monetary adjustment or for revaluation of assets, subject to the terms of letter "b" above. *(Extraordinary General Meeting of Stockholders of 17 December 2002)*

Sole sub-paragraph - The class A preferred shares shall not carry the right to vote.

Clause 12 - The class B preferred shares shall have the following advantages:

a) priority in the distribution of a minimum dividend of 6% (six percent) per year, calculated on that part of the registered capital made up of this type and class of share;

b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) the right to a dividend equal to that of the common shares, using the preferential dividend for this comparison, and subject to "b" above;

d) priority in the reimbursement of capital in the event of liquidation of the company;

e) the right to share on equal conditions with the common shares in the distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any reserve of any type, even a reserve for monetary adjustment or revaluation of assets, subject to "b" above;

f) full participation in the company's results, in such a way that no other type or class of shares shall have superior ownership advantages in relation to the company's equity. *(Extraordinary General Meeting of 17 December 2002)*

§ One - The class B preferred shares shall not carry the right to vote.

§ Two - The class B preferred shares shall acquire the right to vote if the minimum dividends to which they have the right are not paid in three consecutive business years, and they shall maintain this right until the respective payment.

Clause 13 - The right of legal preference for subscription of shares is fully guaranteed to the common shares and the preferred shares of classes A and B, but if the company's shares are registered with the CVM, and for as long as the company retains that status, the Supervisory Board may decide to issue preferred shares, class A, under Clause 6, sole sub-paragraph, of these bylaws, without the right of preference for existing stockholders, provided that the placement is made through a sale on stock exchanges or a public subscription.

§ One - In the event of an increase of capital the class B preferred shares shall not have the right to preference in the subscription of new shares while the respective securities are in the name of FINOR.

§ Two - There shall be no preference right for subscription for shares issued under the special law for tax incentives.

Clause 14 - New types of classes of shares may be created at any time by the General Meeting of Stockholders, or the existing types and classes may be increased without maintaining their proportion to the others, but the total of preferred shares without the right to vote may not exceed 2/3 (two-thirds) of the registered capital.

Clause 15 - Assignments and transfers of common shares must obey the terms agreed in a Stockholders' Agreement deposited at the head office, in accordance with the law.

Sole sub-paragraph - Assignments and transfers of shares which are at any time agreed without compliance with the Stockholders' Agreement shall not have any effect in relation to the company, and the Board of Directors will not allow them to be registered in the book maintained by the company for this purpose.

Clause 16 - The company may acquire preferred shares issued by itself, on decision by the Supervisory Board.

Clause 17 - Any stockholder who for any reason does not within the specified period pay up any call for capital to subscribe shares of the company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

Sole sub-paragraph - The Subscription Bulletins shall contain an express term reflecting the provisions of the head paragraph of this Clause without prejudice, in the event that the defaulting stockholder does not cure the arrears within 90 days of its occurrence, to the stockholder being subject to procedures prescribed by law, including execution under Article 107 of the Corporate Law.

CHAPTER III

The General Meeting of Stockholders

Clause 18 - The General Meeting of Stockholders shall meet, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, whenever the interests of the company so demand, subject to the legal rules governing convocation, which shall be made by the Chairman of the Supervisory Board or by his replacement member of the Supervisory Board.

Clause 19 - The General Meeting of Stockholders shall be declared to be in session by the Chairman or by his substitute on the Supervisory Board. The shareholders shall then choose the officers of the meeting, who shall invite one of those present to be Secretary of the meeting and serve as scrutinizer.

Clause 20 - The exercise of the right to vote, disciplined in the Stockholders' Agreement filed at the head office, shall be obeyed by the company in General Meetings of Stockholders.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

Sole sub-paragraph - The Chairman of the General Meeting of Stockholders, at the request of any interested stockholder, shall declare invalid any vote given against any provision expressed in the Stockholders' Agreement filed at the head office, when:

a) this sanction is established for non-compliance with it; or

b) to ensure specific performance of obligations assumed.

CHAPTER IV

Management of the Company

Clause 21 - The Company shall be managed by the Supervisory Board and by the Board of Directors, in accordance with law and these bylaws.

Clause 22 - The Supervisory Board is a committee decision body, and representation of the company is a private right of the Directors.

Sole sub-paragraph - The period of mandate of the members of the Supervisory Board and of the Directors shall be 2 (two) years, but shall extend until new appointed members have been sworn in.

Clause 23 - The Ordinary General Meeting of Stockholders shall, annually, set the global amount of remuneration of the Supervisory Board and the Board of Directors, it being for the Supervisory Board to decide on the form of distribution of the amount fixed, between its members and those of the Board of Directors.

Clause 24 - The members of the Board and the Directors shall invested in their positions by signature of an undertaking of investiture in the book of minutes of the Supervisory Board or of the Board of Directors, as the case may be, subject to the terms of Clause 26 (twenty-six) of these bylaws, and its first paragraph.

SECTION 1 – THE SUPERVISORY BOARD

Clause 25 - The Supervisory Board shall be made up of at least 6 (six) and a maximum of 7 (seven) members and their respective substitute members, stockholders holding only preferred shares, resident in Brazil or outside Brazil, elected by the General Meeting of Stockholders and able to be dismissed by it, at any time, and also able to re-elected. The same General Meeting of Stockholders shall appoint the Chairman and Vice-Chairman of this body. *(Extraordinary General Meeting of Stockholders of 28 April 2003)*

Clause 26 - In the event of impediment or temporary absence, the Chairman shall be replaced by the Vice-Chairman of the Supervisory Board. During the period of replacement the Vice-Chairman shall have identical attributions to those of the Chairman.

§ One - If impeded or temporarily absent, each one of the other members of the Supervisory Board shall be replaced, in meetings of the body, by their respective substitute. The substitute of the Chairman shall substitute him only as a member of the Supervisory Board.

§ Two - When a vacancy occurs on the Supervisory Board the substitute shall be elected by a General Meeting of Stockholders, to be called within a maximum of 30 days of the vacancy occurring.

§ Three - The substitutions provided for in this Clause shall result in the exercise of the right to vote, but not in the remuneration and other advantages of the person substituted.

Clause 27 - The Supervisory Board shall meet, ordinarily, once a month, and extraordinarily, whenever called by the Chairman, or by any one of its members, with 10 (ten) days' notice, this interval being dispensed with when all members of the Board take part in the meeting.

§ One - The meetings of the Supervisory Board shall be valid when at least 4 (four) of its members are present, subject to the terms of Clause 26 (twenty-six) and its first and third paragraphs.

§ Two - The decisions of the Supervisory Board shall be taken by a majority vote of those members present.

Clause 28 - The following shall be the attributes of the Supervisory Board:

a) to elect and to dismiss the Directors and to set the attributions and competencies of each of them when these are not provided for in these bylaws, and also, as the case may be, to make the designation referred to in letter "a" of Clause 30 (thirty) of these bylaws;

b) to choose, and to dismiss, the Independent Auditors;

c) to set the accounting criteria and practices;

d) to authorize the issue of preferred shares, in accordance with Clause 6° (six) of these bylaws and its sole sub-paragraph;

e) to set the commercial policy, which shall at all times be dictated by the best interests of the company;

f) to define the long-term global strategy to be obeyed by the company and by the affiliated and subsidiary companies;

g) to examine and approve the annual and multi-annual investment budgets which shall be prepared by the Board of Directors;

h) to approve technical and financial plans for expansion or substantial modifications to the industrial plant, equipment and real estate of the company;

i) to issue opinions on proposals by the Board of Directors to the General Meeting of Stockholders involving creation of founders' shares, changes in the obligatory dividend, changes in the company's objects, absorption of the company or absorption of another company, merger, split or dissolution of the company, participation in a group of companies, creation and issue of debentures, creation of affiliates or subsidiaries, or acquisition of stockholding control of other companies;

j) to authorize the company to acquire an interest, by shares, in another company;

l) to designate the director of relationships with the market;

m) to authorize the Board of Directors to:

m.1 to sign, change or rescind any agreements or contracts between the company and any of its stockholders with the right to vote and/or any companies directly or indirectly related to them;

m.2 to acquire, put a charge on or dispose of goods of any kind from or to the company's fixed assets, when the amount of any such transaction singly exceeds 0.52% of the stockholders' equity reported in the balance sheet of the immediately preceding half-year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the adjustment of the financial statements;

m.3 to give a guarantee of any nature, or to give a chattel mortgage, when the amount of any such transaction singly exceeds 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half-year, adjusted, up to the date of the transaction authorized, by the same indices adopted for adjustment of the financial statements;

m.4 to agree asset or liability financial transactions when the amount of any such transaction singly exceeds 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the adjustment of the financial statements;

m.5 to agree any other contracts in an amount, for any single transaction, greater than 1.04% of the stockholders' equity reported in the balance sheet for the immediately preceding half year, adjusted, up to the date of the transaction authorized, by the same indices adopted for the correction of the financial statements;

m.6 to carry out the acts referred to in letters "a" to "c" of Clause 39 (thirty-nine) of these bylaws.

n) to decide on issue of promissory notes for public distribution in Brazil, in accordance with the regulations of the CVM (*Comissão de Valores Mobiliários*). *(Extraordinary General Meeting of 04.10.2001)*

§ One - Matters which are not reserved by law as being of the exclusive competency of the Supervisory Board may be submitted to decision by the General Meeting of Stockholders on proposal by stockholders who individually or jointly hold at least 50% of the voting stock.

§ Two - Any proposal under the previous paragraph should be made, in writing, to the Chairman of the Supervisory Board within 30 (thirty) after the decision that is being questioned, and the effect of such decision shall be suspended during the period necessary for the General Meeting of Stockholders to decide.

SECTION II – THE BOARD OF DIRECTORS

Clause 29 - The Board of Directors shall be made up of a minimum of 3 (three) and a maximum of 8 (eight) members, of recognized technical and administrative ability, resident in Brazil, being one Superintendent Director and between 2 (two) and 7 (seven) Directors without special designation, elected by the Supervisory Board and able to be dismissed by it, at any time, and also able to be re-elected. *(Extraordinary General Meeting of Stockholders of 28 April 2003)*

Clause 30 - In the event of impediment or temporary absence of:

a) the Superintendent Director, his replacement shall be designated by the Supervisory Board from among the other Directors;

b) any other Director, his replacement shall be designated by the Superintendent Director, from among the other Directors.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01398-6	BAHIA SUL CELULOSE S.A.	16.404.287/0001-55

Sole sub-paragraph - In the event of a seat on the Board of Directors becoming vacant, the procedure in the head paragraph of this Clause shall be followed, and the Supervisory Board shall meet within the subsequent 10 (ten) days, to fill the vacant seat. The period of mandate of the Director thus elected shall terminate simultaneously with that of his peers.

Clause 31 - The Board of Directors shall meet on convocation by the Superintendent Director, or by the majority of its members, with 5 (five) days' prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One - The meetings of the Board of Directors shall be valid when the majority of its members are present, or represented.

§ Two - Decisions of the Board of Directors shall be taken by the majority of the members present, subject to the terms of the first sub-paragraph of this Clause.

§ Three - The Board of Directors may meet independently of the formality of convocation, when there is an urgent subject, but any decision shall be valid only if taken unanimously by its elected members.

Clause 32 - The following shall be attributions of the Board of Directors:

a) to comply with the decisions of the General Meeting of Stockholders and of the Supervisory Board, and cause them to be complied with;

b) to decide on establishment or removal of branches, offices, agencies, subsidiary offices and warehouses of the company anywhere in the country;

c) to administer and manage the company's business in accordance with the orientation established by the Supervisory Board;

d) to produce monthly interim financial statements and deliver them to the Supervisory Board;

e) to propose to the General Meeting of Stockholders, after hearing by the Supervisory Board, distribution and declaration of dividends in accordance with Clause 39 (thirty-nine) of these bylaws;

f) to prepare the financial statements for each business year, including a proposal for allocation of the profit, and submit them to the Supervisory Board;

g) to prepare the annual and multi-annual budgets of operations and capital expenditure to be submitted by the Superintendent Director to the Supervisory Board;

h) to request the managers of the affiliated and subsidiary companies to demonstrate, through periodical reports, the development and the situation of each such company;

i) to approve the matters included in sub-items m.2 to m.5 of letter "m" of Clause 28 of these bylaws, when the amount does not exceed the amounts indicated in those sub-items.

Clause 33 - Each of the Directors has powers to represent the company and to carry out the acts necessary for its regular functioning, subject to the terms of Clauses 32 (thirty-two) and 34 (thirty-four) of these bylaws, but in acts which result in creation or lifting of an obligation on the company, the company shall be represented:

a) jointly, by 2 (two) Directors; or

b) jointly, by one Director and one person holding a power of attorney, in the manner designated in that power of attorney and in accordance with the extent of the powers therein contained; or

c) jointly, by two persons holding a power of attorney, in the manner designated in that power of attorney and in accordance with the extent of the powers therein contained; or

d) singly, by one person holding a power of attorney, in specific cases, when designated for the respective purpose in the power of attorney and in accordance with the extent of the powers therein contained.

§ One - The company may be represented, singly, by any Director:

a) in acts of endorsement of checks or trade bills in favor of financial institutions, for the purposes of deposit, in the former case, and discount and/or deposit and/or trading charge and/or collection, in the latter case, also signing the respective contracts, proposals and bordereaux;

b) before any Federal, State or Municipal public office, or independent public authority, for administrative purposes;

c) before the Labor Courts and before labor unions, including matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation;

d) in relation to third parties, for the purposes of representation which do not involve an obligation on the company.

§ Two - For the company to give a power of attorney it shall be represented by 2 (two) Directors, one being the Superintendent Director. Such powers of attorney must specify the acts to be carried out and the respective powers and their period of validity.

§ Three - Except for purposes of the Courts, all other powers of attorney given by the company shall have a maximum period of validity, namely up to 31 May of the year following the year in which they are given.

Clause 34 - The following are attributions of the Superintendent Director in particular:

a) to represent the company when it is Plaintiff or Defendant in the Courts or outside the Courts, especially to receive service of notice and bear personal witness, and for these latter two functions the Superintendent Director may designate a person to represent him, giving that person a special power of attorney;

b) to represent the company in its public and private relationships at high level;

c) to carry out and cause to be carried out the general management of the company's business in accordance with the orientation established by the Supervisory Board, coordinating and supervising the activities of all the Directors;

d) to submit the annual and multi-annual budgets of operations and capital expenditure to the approval of the Board of Directors and the Supervisory Board;

e) to submit the statistics, reports and statements which give evidence of the global results of the company, including those of the affiliated and subsidiary entities, to examination by the Board of Directors;

f) to Chair the meetings of the Board of Directors, having a casting vote in the case of a tied vote on decisions;

g) to propose to the Supervisory Board:

g.1) the financial policy, at high level, to be followed by the company and by the affiliated and subsidiary companies;

g.2) the long-term global strategy to be followed by the company and by the affiliated and subsidiary companies;

g.3) acquisition by the company of an interest, through shares, of more than 10% (ten percent) in any other company;

g.4) formation of joint ventures.

CHAPTER V

The Audit Board

Clause 35 - The Audit Board is a non-permanent body, which may be established only by the General Meeting of Stockholders, at the request of stockholders, according to legislation.

Clause 36 - When established, the Audit Board shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

§ One - The Audit Board shall have the attributions and powers conferred on it by law.

§ Two - In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Three - The members elected to the Audit Board shall be empowered in their posts by means of an undertaking, recorded in the book of Minutes and Opinions of the Audit Board, within 30 (thirty) days after their election, on pain of vacancy.

CHAPTER VI

Financial statements and allocation of net profit

Clause 37 - The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared. The company shall raise 6-monthly financial statements at 30 June of each year.

§ One - Before any profit share, any previous losses and the provision for income tax shall be deducted from the result of the business year.

§ Two - The amount paid or credited as interest on equity under the relevant legislation and regulations may be counted as on account of the obligatory dividend and the minimum

annual dividend for the preferred shares, provided for by these bylaws and shall be for all legal purposes a part of the amount of dividends distributed by the company.

Clause 38 - Together with the financial statements the management bodies shall present to the General Meeting of Stockholders a proposal for allocation of the net profit, after deductions, in the following order, in accordance with law:

a) 5% (five percent) for the Legal Reserve Fund, up to 20% (twenty percent) of the registered capital;

b) At least 25% (twenty five percent) of the net profit adjusted in accordance with Section 202 of the Corporate Law, as obligatory dividend, which shall be declared and paid with full obedience to the rights, preferences and advantages of the preferred shares then existing, according to the law and these bylaws and, as the case may be, any resolutions of the General Meeting of Stockholders. Declaration of a dividend or interest on equity may be made on account of this distribution at the time of preparation of the interim balance sheet for the first half of the business year.

§ One - Any balance shall be allocated in such a way as the Board of Directors proposes and the Supervisory Board recommends, and the General Meeting of Stockholders agrees, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder may be allocated to the Special Dividend Reserve for the purpose of guaranteeing continuity of semi-annual distribution of dividends, up to a limit of 20% (twenty percent) of the registered capital.

§ Two - As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with these bylaws or with Section 202 of that law, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the excess to constitution of a Future Earnings Reserve. *(Extraordinary General Meeting of Stockholders of 17 December 2002)*

§ Three - The General Meeting of Stockholders may attribute to the Supervisory Board and to the Board of Directors a sharing participation in the profits, in the cases and manner, and subject to the limitations, provided for by law.

Clause 39 - The Supervisory Board, on proposal from the Board of Directors, may:

a) decide to raise extraordinary financial statements and declare interim dividends or interest on equity on account of the profit reported by them;

b) decide to raise interim financial statements or declare dividends or interest on equity for shorter periods, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves, except that part of the capital reserves made up of the monetary correction of the paid-in capital;

c) declare intermediate dividends or interest on equity on account of retained earnings or on account of profit reserves existing in the previous financial statements.

Clause 40 - The financial statements shall obligatorily be audited by Independent Auditors registered with the CVM (*Comissão de Valores Mobiliários*). Such auditors shall be chosen and/or dismissed by the Supervisory Board, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law. *(Extraordinary General Meeting of 17 December 2002)*

CHAPTER VII

Liquidation

Clause 41 - The Company shall go into liquidation in the circumstances provided for by law.

- o -

I hereby certify that the above bylaws, approved by the Extraordinary General Meeting of 30 April 1998, include all the subsequent alterations (as labeled in the text), and are NOW FULLY UP TO DATE.

Salvador, 28 April 2002.

Luiz Cesar Pizzotti
Secretary

Bahia Sul Celulose S.A.

Interim financial information Three-month period ended March 31, 2002 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

Bahia Sul Celulose S.A.

Interim financial information

Three-month period ended March 31, 2002

(Unaudited)

Contents

Management report (based on the consolidated interim financial information)

Bahia Sul presented a net profit of R$ 24 million in the first quarter of 2002, against a net profit of R$ 8 million in the same period of 2001. The result of this first quarter of 2002, when compared with the same quarter of the previous year, presents the positive effects of the higher volume of sales and the lower exchange devaluation in the period, and the negative result of the decrease in prices of pulp and paper on the international market.

The prices of Company's products performed on the international market, in dollars, have shown a decrease in the first quarter of 2002, in comparison to the same quarter of the previous year. As a consequence, when comparing the first quarter of 2002 with the same period of the previous year, the average unit price, in Reais, presents a reduction of 11.5%.

The volume sold in this quarter was 146.0 thousand tons of pulp and paper (72% to the foreign market), 17.2% higher than the first quarter of 2001, due to the increase of demand on the international market, when compared with the first quarter of the previous year. The sales of pulp were 92.5 thousand tons (86% to the foreign market) and sales of paper were 53.5 thousand tons (47% to the foreign market).

Production in the first three months of 2002 was 146.7 thousand tons of products, 0.2% less than the same period of the previous year, comprising 88.0 thousand tons of pulp and 58.7 thousand tons of paper.

The net sales for the quarter was R$ 173.9 million, 3.7% higher than the same period for the previous year, due to the combination of the increase of 17.2% in the volume sold and the reduction of 11.5% in the average product's price.

The average unit cost of the products presented an increase of 5.5%, when comparing the first quarter of 2002 to the same period of the previous year.

The net monetary and exchange variation expense (included in financial expenses and revenues, on the statement of income) recorded in the quarter amounted to R$ 14.3 million, against an amount of R$ 52.0 million in the same period of the previous year. The difference was due to the variation of the exchange rate in the first quarter of the previous year, of 10.5%. In the first quarter of 2002 the exchange rate variation was 0.14%.

The operating cash flow, measured by the EBITDA (Earnings before interest, income tax, depreciation and amortization) amounted R$ 82.2 million in the quarter, 9.3% less than in the same period of the previous year. This operating cash flow is still satisfactory, if we take into consideration the low levels of pricing of products on the international market.

The (annualized) Net Debt/EBITDA ratio increased from 2.24 at the end of the first quarter of 2001, to 2.98, influenced by the financial funding for participating in the investment in Portucel, and by the reduction of the EBITDA.

The operating investments reached R$ 15.7 million in the first quarter of 2002.

KPMG Auditores Independentes

Mail address
Caixa Postal 401
40001-970 Salvador BA
Brasil

Office address
Av. Tancredo Neves, 1672 [illegible]
41820-020 Salvador BA
Brasil

Accountants' review report

The Board of Directors and Shareholders
Bahia Sul Celulose S.A.
São Paulo - SP

We have reviewed the interim financial information of Bahia Sul Celulose S.A. and the consolidated interim financial information for the Company and its subsidiaries for the quarter ended March 31, 2002, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim information described above for it to be in accordance with the accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation interim financial information.

April 26, 2002

KPMG Auditores Independentes
CRC-SP-14.428"S"BA

José Luiz Ribeiro de Carvalho
Accountant CRC-SP141128/O-S"BA"

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Balance sheets

(In thousands of Brazilian Reais - R$)

	(Unaudited) March 31, 2002	December 31, 2001
Assets		
Current assets	408,712	592,833
Cash and cash equivalents	667	5,109
Interest earning bank deposits	62,117	232,660
Trade accounts receivable	214,099	235,795
Inventories	73,892	71,323
Other accounts receivable	13,685	9,942
Prepaid expenses	402	1,123
Deferred income tax	35,896	28,633
Deferred social contribution	7,954	8,248
Noncurrent assets	201,644	212,656
Deferred income tax	140,943	153,373
Deferred social contribuiton	40,625	41,805
Other accounts receivable	19,911	17,280
Prepaid expenses	165	198
Permanent assets	2,168,918	1,886,897
Investments	297,919	7,905
Net property, plant and equipment	1,855,977	1,862,183
Deferred charges	15,022	16,809
Total assets	2,779,274	2,692,386

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Balance sheets

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	(Unaudited) March 31, 2002	December 31, 2001
Current liabilities	458,638	481,359
Loans and financing	362,126	364,738
Trade accounts payable	24,220	26,419
Accrued interest	15,704	25,779
Accrued payroll taxes and salaries	9,734	13,972
Taxes payable other than on income	3,919	2,003
Other accounts payable	640	524
Provisions	30,325	33,204
Dividends	11,070	11,070
Social contribution tax	900	3,650
Noncurrent liabilities	791,463	705,629
Loans and financing	791,463	705,629
Shareholders' equity	1,529,173	1,505,398
Capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Profit reserves	175,591	175,591
Retained earnings	23,775	-
Total liabilities and shareholders' equity	2,779,274	2,692,386

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended March 31	
	2002	**2001**
Net sales	172,723	184,377
Cost of goods sold	(84,674)	(76,095)
Gross profit	88,049	108,282
Selling expenses	(17,115)	(13,421)
General and administrative expenses	(8,880)	(7,494)
Amortization of deferred charges	(1,787)	(1,722)
Financial income	11,895	24,623
Financial expenses	(28,901)	(88,975)
Other operating income	1,345	783
Equity interest in subsidiaries	(11,762)	111
Operating profit	32,844	22,187
Nonoperating (expenses) income	(179)	514
Profit before income and social contribution taxes	32,665	22,701
Deferred income tax	(5,167)	1,094
Deferred social contribution	(1,474)	(611)
Social contribution tax	(2,249)	(1,308)
Net profit for the period	23,775	21,876
Number of shares (thousands)	3,221,860	3,221,860
Net profit per share	0.00738	0.00679

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

Notes to the interim financial information

Three-month period ended March 31, 2002 (unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The Company's operation consist of the manufacturing and sale in Brazil and abroad of short fiber pulp and paper for printing and writing, as well as the development and maintenance of forests for lumber used by the Company, or sold to third parties.

The Company's foreign subsidiaries, Bahia Sul International Trading, based in Grand Cayman, and Bahia Sul America Inc., based in Wilmington, Delaware, USA, are used to perform foreign sales (exports).

The Company is established in a tax incentive area (SUDENE), and has been granted an exemption from income tax for a period of ten years expired on December 31, 2001 for pulp (Portaria DAI/PTE 330/93), and up to December 31, 2002 for paper (Portaria DAI/PTE 428/93).

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM).

3 Summary of significant accounting practices

The accounting practices were applied in the same manner as they had been to the preparation of the financial statements for the year-ended December 31, 2001.

(In thousands of Brazilian Reais - R$)

4 Reconciliation of statements of income and shareholders' equity (Between Parent Company and Consolidated information)

	Statements of income (Unaudited)	
	Quarter ended March 31, 2002	Quarter ended March 31, 2001
Parent company	23,775	21,876
(-) Unrealized net loss (income) on transactions entered into with consolidated subsidiaries	352	(13,804)
Consolidated	24,127	8,072

	Shareholders' equity	
	March 31, 2002 (Unaudited)	December 31, 2001
Parent company	1,529,173	1,505,398
(-) Unrealized income on transactions entered into with consolidated subsidiaries	(7,079)	(7,431)
Consolidated	1,522,094	1,497,967

5 Income tax and social contribution

Exemption from income tax (SUDENE)

The Company has been granted an exemption from income tax (SUDENE) which expired of in 2001 for pulp and in 2002 for paper.

The income tax relating to the SUDENE's tax exemption has neither been accounted for as an expense in the statement of income nor as a capital reserve directly into the shareholders' equity. At year-end, the amount of the exemption for the year is allocated to a capital reserve as destination of a portion of net income, thus complying with the legal provision that prohibits the distribution of this exemption to the shareholders. The exemption amount for the first quarter of 2002 was R$ 4,278.

(In thousands of Brazilian Reais - R$)

Deferred income and social contribution taxes

The recorded deferred income and social contribution taxes is derived from:

	R$
Tax loss carry-forwards	218,571
Provision for doubtful accounts	6,847
Total	225,418

The Company presented, as of March 31, 2002, income tax losses carry forward of R$ 732,701 and negative basis of social contribution of R$ 566,103.

The balances of income tax losses carry forward and negative basis of social contribution were offset by an allowance in the amount of R$ 15,554 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets, considering that their utilization will occur only after the exemption period.

6 Financial instruments

The Company has performed derivative transactions, until the end of 2001, where there was an outstanding position with derivatives related to "swaps" of CDI interest rate to US dollars in an amount equivalent to US$ 61.4 million, as a protection to short-term investments in domestic currency, facing the financial commitments in US dollar.

The Company performed swap operations of interest rates to hedge its foreign currency loans up the limit of US$ 70 million, in order to minimize risks, changing floating interest rates in to fixed rates.

The gains and losses on derivative operations performed during the period were recognized in the financial statements.

7 Guarantees

On March 31, 2002, there were outstanding vendor operations with its clients in the amount of R$ 42,998 (R$ 42,845 in December 31, 2001), in which the Company participated as an intervening guarantor.

(In thousands of Brazilian Reais - R$)

8 Loans and financing

	Index		Interest	Parent Company (Unaudited) March 31, 2002	Parent Company December 31, 2001	Consolidated (Unaudited) March 31, 2002	Consolidated December 31, 2001
For acquisition of equipment:							
Local currency:							
BNDES - FINEM	TJLP (1)	(2)	[illegible] p.a.	254,825	257,120	254,825	257,120
BNDES - FINAME	TJLP (1)	(2)	[illegible] p.a.	8,325	11,568	8,325	11,568
BNDES - Automatico	TJLP (1)	(2)	[illegible] p.a.	[illegible]	[illegible]	[illegible]	[illegible]
Working capital							
Eurobonds	US$ (2)	(3)	10.625% p.a.	232,360	[illegible]		-
Syndicated Loan	US$ (2)	(3)	LIBOR + [illegible] p.a.			232,360	[illegible]
BNDES - Exim	TJLP (1)		[illegible] p.a.	[illegible]	[illegible]	[illegible]	[illegible]
Loans from shareholders:							
Companhia Suzano de Papel e Celulose	TJLP (1)	(2)	1% p.a.	[illegible]	21,652	[illegible]	21,652
Advances on export contracts and export notes	US$		[illegible] p.a.	514,665	[illegible]	[illegible]	[illegible]
Promissory note loan	US$ (4)		LIBOR + 2% to 2.5% p.a.			-	[illegible]
Total debt				[illegible]	[illegible]	[illegible]	[illegible]
Current portion included in current liabilities				[illegible]	[illegible]	[illegible]	[illegible]
Noncurrent liabilities				[illegible]	[illegible]	[illegible]	[illegible]

The maturities of loans and financing are as follows:

2003	[illegible]
2004	[illegible]
2005	[illegible]
2006	[illegible]
2007	[illegible]
2008 onwards	[illegible]
	[illegible]

(1) Capitalization of interest corresponds to the exceeding portion at 6% p.a. over the long-term interest rate (TJLP) [illegible] Bank.

(2) Financing is secured by guarantees by the shareholder Companhia Suzano de Papel e Celulose and/or by mortgages of plant, rural properties and timbers and pledges of the financed assets.

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the eurobonds are due, [illegible] at LIBOR plus 2.60% p.a. The eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(4) Short-term "Bridge" loan, for the purpose of obtaining funds for the investment in association with SONAE (Portugal) - see Note [illegible].

(In thousands of Brazilian Reais - R$)

9 Investments

	Percent held	Parent Company		Consolidated	
		March 31, 2002	December 31, 2001	March 31, 2001	December 31, 2001
Bahia Sul International Trading	100%	291,720	1,795	-	-
Bahia Sul America Inc.	100%	5,679	5,590	-	-
SPDF (Portucel)	49.99%	-	-	290,942	290,092
Others	-	520	520	520	-
		292,919	2,905	291,032	290,612

By means of a Memorandum of Intent, dated on September 18, 2001, the Company, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., agreed with Sonae SGPS, S.A., an important Portuguese group, to participate with SONAE in a 29% share in Portucel - Empresa Produtora de Pasta e Papel S.A (PORTUCEL) and, in a second step, to join in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of the voting shares. This is foreseen to occur in 2002, which, if successful, Bahia Sul and SONAE will have joint control of PORTUCEL.

PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products amounting to 1.3 million tons.

The interest of the Company in PORTUCEL is performed through a company named Sonae Produtos e Derivados Florestais - SGPS, S.A. (SPDF), in which the Company has 49.99% of capital and SONAE the remaining 50.01%.

In accordance with the conditions stated on the Memorandum of Intent, if the parties do not succeed in acquiring the shares in the privatization process, which would result in the joint-control of PORTUCEL, the Company can sell its current participation.

On September 2001, the Company made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions (US$ 125 millions), equivalent to R$ 290 millions.

(In thousands of Brazilian Reais - R$)

Considering that this investment is contractually conditioned on a future event (success in the acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in the investment group until the future event occurs. The success of the acquisition will determine if the nature of this investment is permanent, that is the joint-control of PORTUCEL.

During the first quarter of 2002, the Company performed a capital increase in its wholly-owned subsidiary Bahia Sul International Trading in the amount of R$ 302 millions (US$ 125 millions), in order to provide it with funds to invest in the SPDF.

10 Cancellation of Bahia Sul's public-held company registration

On February 6, 2002, the Company and its parent Cia Suzano de Papel e Celulose (CSPC), publicly notified their intention of canceling the Company's registration as public-held company. For this purpose, CSPC will perform an offer to acquire the shares held by other shareholders. The price offered for the Company shares, of R$ 646.43 per one thousand shares, will constitute a credit to the seller against CSPC, usable exclusively to subscribe preferred shares in a CSPC capital increase, which will be performed by the issuing price of R$ 12.96 per share. The relation resulting from these two prices - purchase and subscription - are derived from the economic-financial appraisals of the two companies proceeded, separately, by J. P. Morgan S.A. Bank and by UBS Warburg S.A. Bank.

11 Subsequent event

On April 18, 2002, the Company submitted to the CVM documentation adapting the public offer registration request mentioned in note 10, in order to comply with the terms of CVM statement 361/01.

Consolidated interim financial information

Consolidated balance sheets - Assets

Consolidated balance sheets - Liabilities and shareholders' equity

Consolidated statements of income

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated balance sheets

(In thousands of Brazilian Reais - R$)

Assets	(Unaudited) March 31, 2002	December 31, 2001
Current assets	382,805	593,056
Cash and cash equivalents	19,448	12,302
Interest earning bank deposits	123,228	329,421
Trade accounts receivable	93,822	117,188
Inventories	88,370	86,192
Other accounts receivable	13,685	9,949
Prepaid expenses	402	1,123
Deferred social contribution	7,954	28,633
Deferred income tax	35,896	8,248
Noncurrent assets	204,801	216,011
Deferred income tax	143,179	155,757
Deferred social contribuiton	41,546	42,776
Other accounts receivable	19,911	17,280
Prepaid expenses	165	198
Permanent assets	2,162,011	2,169,604
Investments	291,012	290,612
Net property, plant and equipment	1,855,977	1,862,183
Deferred charges	15,022	16,809
Total assets	2,749,617	2,978,671

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated balance sheets

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	(Unaudited) March 31, 2002	December 31, 2001
Current liabilities	436,060	775,075
Loans and financing	337,438	654,830
Trade accounts payable	24,377	26,807
Accrued interest	13,188	23,882
Accrued payroll taxes and salaries	9,734	13,972
Taxes payable other than on income	3,956	2,003
Other accounts payable	2,420	682
Provisions	32,977	38,179
Dividends	11,070	11,070
Social contribution tax	900	3,650
Noncurrent liabilities	791,463	705,629
Loans and financing	791,463	705,629
Shareholders' equity	1,522,094	1,497,967
Capital	1,238,024	1,238,024
Capital reserves	267,374	267,374
Retained earnings (accumulated losses)	16,696	(7,431)
Total liabilities and shareholders' equity	2,749,617	2,978,671

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$)

	Quarter ended March 31,	
	2002	**2001**
Net sales	173,874	167,654
Cost of goods sold	(97,849)	(79,128)
Gross profit	76,025	88,526
Selling expenses	(6,813)	(8,149)
General and administrative expenses	(8,893)	(7,595)
Amortization of deferred charges	(1,787)	(1,722)
Financial income	12,423	25,801
Financial expenses	(38,920)	(89,265)
Other operating income	1,409	881
Operating profit	33,444	8,477
Nonoperating (expenses) profit	(179)	514
Profit before income and social contribution taxes	33,265	8,991
Deferred income tax	(5,315)	1,094
Deferred social contribution	(1,524)	(611)
Social contribution tax and income tax of subsidiary	(2,299)	(1,402)
Net profit for the period	24,127	8,072

See the accountants' review report and accompanying notes to the interim financial information.

RECEIVED
2004 MAY 19 P 4:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bahia Sul

Bahia Sul Celulose S.A.

Interim financial information Six-month period ended June 30, 2002 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

Bahia Sul Celulose S.A.

Interim financial information

Six-month period ended June 30, 2002

(Unaudited)

Contents

Management report (based on consolidated interim financial information)

A reduction in NORSCAN inventory levels was noted during the semester, with greater intensity in the second quarter, reaching 1.3 thousand tons at the end of June. The prices of bleached eucalyptus pulp, in US dollars, presented consistent recovery, reaching, at the beginning of July, the quotation of US$ 510 CIF Europe.

The US dollar exchange rate closed the semester in R$ 2.84 per dollar, a variation of 22.6% in the first six-month of 2002, verified almost in its total, between May and June. This trend of domestic currency depreciation is partially explained by the increase in the risk perception for Brazil, by the uncertainties of the North American economy and by the political scenario.

During the semester, production reached 313.7 thousand tons (196.4 thousand tons of market pulp and 117.3 thousand tons of paper); a production 3.5% higher than the same period of the prior year.

In the same period, 312.2 thousand tons were traded, a volume 2.2% higher than that verified in the first semester of 2001. In this volume, pulp corresponds to 201.2 thousand tons (86.1% for export) and paper corresponds to 111.0 thousand tons (47.6% for export).

Net sales for this semester were R$ 390.2 million, 3.6% higher than the same period of the prior year, with an increase of 2.2% in the volume sold, and 1.4% in the average practiced prices in Reais.

The cost of goods sold, in the first semester, presented an increase of 9.5% in comparison with the first six months of 2001. Out of this variation, 3.8% results from the greater volume of sales and the remaining related to other cost components.

The gross profit for this semester was R$ 180.1 million, representing a decrease of 3% in relation to the first six months of 2001.

The net monetary and exchange variations in the six-month period (included in expenses and financial income) were R$ 74.5 million, which is mainly a reflex of the expressive valuation of the US dollar, in the second quarter of 2002. It is important to note that the devaluation of the local currency, maintaining the exchange rate at the levels reached, should bring, in the future, an improvement in the operating revenue, especially in exports, tending to offset the current loss recorded.

The net profit reached R$ 35.2 million in the six-month period, against R$ 33.1 million for the same period of 2001.

The generation of operating cash in the semester, measured by EBITDA, was R$ 192.5 million, corresponding to a margin of 49.3% on net sales, against 52.0% in the same period of 2001.

The ratio net debt/EBITDA (annualized) developed from 2.04 at the end of the first semester of 2001 to 2.88 at the end of the current semester. This was mainly due to the application of funds in the investment in PORTUCEL.

The operating investments in the period amounted to R$ 30.9 million, whereas in the same period of the prior year R$ 59.2 million were invested. The variation results mainly from investments for implementation, in 2001, of two paper cutters.

Accountants' review report

The Board of Directors and Shareholders
Bahia Sul Celulose S.A.
Salvador - BA

We have reviewed the interim financial information of Bahia Sul Celulose S.A. and the consolidated interim financial information for the Company and its subsidiaries for the six-month period ended June 30, 2002, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in accordance with the accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

July 31, 2002

KPMG Auditores Independentes
CRC-SP-14.428"S"BA

José Luiz Ribeiro de Carvalho
Accountant CRC-SP-141128/O S-BA

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**June 30, 2002**	**March 31, 2002**
Current assets	491,332	408,712
Cash and cash equivalents	13,299	667
Interest earning bank deposits	67,898	62,117
Trade accounts receivable	270,807	214,099
Inventories	73,682	73,892
Deferred income tax and social contribution	51,736	43,850
Other accounts receivable	13,763	13,685
Prepaid expenses	147	402
Noncurrent assets	208,395	201,644
Deferred income tax and social contribuiton	185,659	181,568
Other accounts receivable	22,604	19,911
Prepaid expenses	132	165
Permanent assets	2,266,539	2,168,918
Investments	403,014	297,919
Net property, plant and equipment	1,849,439	1,855,977
Deferred charges	14,086	15,022
Total assets	2,966,266	2,779,274

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**June 30, 2002**	**March 31, 2002**
Current liabilities	535,083	458,638
Loans and financing	416,845	362,126
Accrued interest	29,555	15,704
Trade accounts payable	22,955	24,220
Provisions	36,000	30,325
Income tax and social contribuiton	13,137	-
Accrued payroll taxes and salaries	12,340	9,734
Taxes payable other than on income	3,383	4,819
Other accounts payable	862	640
Dividends	6	11,070
Noncurrent liabilities	883,355	791,463
Loans and financing	883,355	791,463
Shareholders' equity	1,547,828	1,529,173
Capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Profit reserves	175,591	175,591
Unapropriated retained earnings	42,430	23,775
Total liabilities and shareholders' equity	2,966,266	2,779,274

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Semester ended June 30,		Three-month ended June 30,	
	2002	**2001**	**2002**	**2001**
Net sales	389,136	376,857	216,413	192,480
Cost of goods sold	(176,439)	(169,965)	(91,765)	(93,870)
Gross profit	212,697	206,892	124,648	98,610
Selling expenses	(38,103)	(32,258)	(20,988)	(18,837)
General and administrative expenses	(17,808)	(15,483)	(8,928)	(7,989)
Amortization of deferred charges	(2,723)	(3,443)	(936)	(1,721)
Financial income	54,215	20,647	43,320	10,144
Financial expenses	(251,341)	(136,963)	(222,440)	(62,108)
Other operating income	2,954	1,659	1,609	876
Equity interest in subsidiaries	93,232	2,074	104,994	1,963
Operating profit	53,123	43,125	20,279	20,938
Nonoperating expenses	(601)	(5,078)	(422)	(5,592)
Profit before income and social contribution taxes	52,522	38,047	19,857	15,346
Deferred income tax	(7,556)	2,062	(2,389)	968
Deferred social contribution	(245)	111	1,229	722
Social contribution tax	(2,291)	(2,773)	(42)	(1,465)
Net profit for the period	42,430	37,447	18,655	15,571
Number of shares (thousands)	3,221,860	3,221,860	3,221,860	3,221,860
Net profit per share	0.01	0.01	0.01	0.00

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

Notes to the interim financial information

Six-month period ended June 30, 2002 (unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The Company's operations consist of the manufacturing and sale, in Brazil and abroad, of short fiber pulp and paper for printing and writing, as well as the development and maintenance of forests for lumber used by the Company, or sold to third parties.

The Company's foreign subsidiaries, Bahia Sul International Trading Ltd., based in Grand Cayman, and Bahia Sul América Inc., based in Delaware, USA, are used to perform foreign sales (exports).

2 Presentation of the interim financial information

The interim financial information was prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM).

3 Description of significant accounting practices

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year-ended December 31, 2001.

Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of income. For the foreign operations, their assets and liabilities were translated into Reais at the foreign exchange rate ruling at the balance sheet date.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances and call deposits.

Interest earning bank deposits

Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

Allowance for doubtful accounts

Established at an amount considered sufficient to cover any possible losses arising on the collection of accounts receivable.

Inventories

Stated at the lower of average cost of acquisition or production, which does not exceed market value.

Investments

Investments in subsidiaries and associated companies were valued using the equity method. Other investments were valued at cost.

Property, plant and equipment

Recorded at cost of acquisition, formation or construction including interest and other financial charges during construction. Timber resources are comprised of costs of acquisition, formation and maintenance. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets. Depletion of timber resources is computed on the basis of harvests at the cost of timber.

Deferred charges

Recorded at purchase or formation cost and amortized over a maximum period of 10 years.

Rights and obligations

Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

Interest on loans and financing

Interest on loans and financing are accrued to the incurred period utilizing the effective interest rate.

Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic resources will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

Income and social contribution taxes

Income tax - computed at the rate of 15% of taxable income, plus an additional of 10%. Social contribution tax - computed at the rate of 9% of taxable income. Deferred income and social contribution taxes were calculated for carry forward fiscal losses and for temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes.

Method for conversion of foreign accounts

The foreign currency values are converted to the local currency, based on the exchange rate at the end of the balance. The accounting practices applied are adjusted to that of the Parent Company.

Recognition of effects of inflation

The fixed asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

The Company is voluntarily presenting the statements of changes in financial position, prepared as an additional information.

(In thousands of Brazilian Reais - R$)

4 Consolidated interim financial information

The consolidated interim information of June 30, 2002 includes the interim financial information of Bahia Sul Celulose S.A. and its subsidiaries Bahia Sul International Trading Ltd and Bahia Sul América Inc.

The consolidation process of balance sheet and statements of income is based on the horizontal sum of assets, liabilities, revenues and expenses, and the following eliminations:

a. Investment in the subsidiaries' capital, profit reserves, accumulated losses, and investments;
b. Balances of assets and/or liabilities between the consolidated companies; and
c. Unrealized results on inter-company transactions.

Reconciliation of the statements of income and shareholders' equity

	Statements of income			
	Three-month period ended June 30, 2002	Six-month period ended June 30, 2002	Three-month period ended June 30, 2001	Six-month period ended June 30, 2001
Parent Company	18.655	42,430	15,571	37,447
(-) Unrealized net (income) loss on transactions with consolidated subsidiaries	(7,620)	(7,268)	9,450	(4,354)
Consolidated	11,035	35,162	25,021	33,093

	Shareholders' equity	
	June 30, 2002	March 31, 2002
Parent Company	1,547,828	1,529,173
(-) Unrealized income on transactions with consolidated subsidiaries	(14,699)	(7,079)
Consolidated	1,533,129	1,522,094

(In thousands of Brazilian Reais - R$)

5 Trade accounts receivable

	Parent Company		Consolidated	
	June 30, 2002	**March 31, 2002**	**June 30, 2002**	**March 31, 2002**
Domestic clients	51,964	44,200	51,964	44,200
Foreign clients	227,918	178,354	101,806	58,077
Export bills discounted	(6,472)	(5,852)	(6,472)	(5,852)
Allowance for doubtful accounts	(2,603)	(2,603)	(5,313)	(2,603)
	270,807	214,099	141,985	93,822

6 Inventories

	Parent Company		Consolidated	
	June 30, 2002	**March 31, 2002**	**June 30, 2002**	**March 31, 2002**
Finished goods	16,467	16,862	32,922	31,341
Work in process	1,824	1,492	1,824	1,492
Raw materials	16,851	19,422	16,851	19,422
Maintenance and other materials	38,540	36,116	38,540	36,116
	73,682	73,892	90,137	88,371

7 Income tax and social contribution

Exemption from income tax (SUDENE)

The Company was granted with an exemption from income tax (SUDENE) up to 2001 for pulp; and up to December 31, 2002 for paper.

(In thousands of Brazilian Reais - R$)

The income tax relating to the SUDENE tax exemption has neither been accounted for as an expense in the statement of income nor as a capital reserve directly into the shareholders' equity. At year-end, after the determination of the net profit, the amount of the exemption for the year is allocated to a capital reserve as a portion of net income, thus complying with the legal provision that prohibits the distribution of this exemption to the shareholders.

Deferred income and social contribution taxes

The deferred income and social contribution taxes are supported by income projections that evidence future taxable income in sufficient amount to offset these balances, and is based on the following sources and balances:

	Parent Company		**Consolidated**	
	June 30, 2002	**March 31, 2002**	**June 30, 2002**	**March 31, 2002**
Income tax losses carry forward	178,685	172,526	178,685	172,526
Income tax negative basis of social contribution	50,260	46,045	50,260	46,045
Provision for doubtful accounts	8,450	6,847	14,848	10,004
	237,395	225,418	243,793	228,575

The Company presented, as of June 30, 2002, income tax losses carry forwards of R$ 792,831 and negative bases of social contribution in the amount of R$ 620,553.

The balances of income tax loss carry forwards and negative bases of social contribution were offset by an allowance in the amount of R$ 25,112 for both of the taxes, representing protection against possible adverse future events on the realization of these deferred assets.

Foreign income tax

The Company recorded a provision in the amount of R$ 13,137, in the Parent Company, related to income tax and social contribution of its foreign subsidiaries, in accordance with the local Provisionary Measure 2158-34 of June 29, 2001. These values are presented as current liabilities at June 30, 2002.

(In thousands of Brazilian Reais - R$)

8 Investments

Parent Company

	Percentage held	Investment June 30, 2002	Investment March 31, 2002	Equity interest June 30, 2002	Equity interest March 31, 2002
Bahia Sul International Trading	100%	395,742	291,720	92,170	986
Bahia Sul América Inc.	100%	7,064	5,679	1,474	1,088
Others	-	208	520	(412)	-
		403,014	297,919	93,232	2,074

Consolidated

	Percentage held	Investment June 30, 2002	Investment March 31, 2002	Equity interest June 30, 2002	Equity interest March 31, 2002
Sonae Prod. Derivados Florestais SGPS S.A.	49,99%	384,045	290,492	-	-
Others	-	208	520	(412)	-
		384,253	291,012	(412)	-

By means of a Memorandum of Understanding, signed on September 18, 2001, the Company, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., entered into partnership with Sonae SGPS, S.A., an important Portuguese group, with the initial objective of sharing with SONAE a 29% share in Portucel - Empresa Produtora de Pasta e Papel S.A (PORTUCEL) and, in a second step, to participate in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of the voting capital, which is forecast to occur in 2002, and, if successful, Bahia Sul and SONAE will have joint control of PORTUCEL.

PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products of around 1.3 million tons.

The interest of the Company in PORTUCEL is made by intermediary of a company named Sonae Produtos e Derivados Florestais - SGPS, S.A. (SPDF), in which the Company holds 49.99% of the capital and SONAE the remaining 50.01%.

In September 2001, the Company made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions, equivalent to R$ 384 million at June 30, 2002.

(In thousands of Brazilian Reais - R$)

In accordance with the conditions stated in the Memorandum of Understanding, if the parties are not successful in acquiring the shares in the privatization process of PORTUCEL in a quantity sufficient to guarantee them joint control, the Company may dispose its interest in this enterprise.

Due to the fact that the permanence of this investment is conditioned to a future event (success in acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in investments until the future event occurs. Success in the acquisition will determine if the nature of this investment is permanent, i.e. joint-control of PORTUCEL.

During the first quarter of 2002, the Company performed a capital increase in its wholly owned subsidiary Bahia Sul International Trading in the amount of R$ 302 millions (US$ 125 millions), in order to provide it with funds to invest in SPDF.

9 Property, plant and equipment, net

	Parent Company		Consolidated	
	June 30, 2002	**March 31, 2002**	**June 30, 2002**	**March 31, 2002**
Machinery and equipment	1,219,432	1,224,455	1,219,432	1,224,455
Buildings	331,559	332,798	331,559	332,798
Forests	166,799	164,317	166,799	164,317
Land and farms	97,296	92,590	97,296	92,590
Vehicles	4,873	5,446	4,873	5,446
Others	7,552	6,985	7,552	6,985
Construction-in-progress	21,928	29,386	21,928	29,386
	1,849,439	1,855,977	1,849,439	1,855,977

10 Deferred charges, net

	Parent Company		Consolidated	
	June 30, 2002	**March 31, 2002**	**June 30, 2002**	**March 31, 2002**
Pre-operating expenses	14,086	15,022	14,086	15,022
	14,086	15,022	14,086	15,022

(In thousands of Brazilian Reais - R$)

11 Loans and financing

	Index			Interest	(Unaudited) Parent Company		(Unaudited) Consolidated	
					June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
For acquisition of equipment:								
Local currency:								
BNDES - FINEM	TJLP	(1)	(2)	7% to 12% p.a.	256,263	254,323	256,263	254,323
BNDES - FINAME	TJLP	(1)	(2)	7.5% to 10.5% p.a.	6,442	8,323	6,442	8,323
BNDES - Automatic	TJLP	(1)	(2)	8% to 9.5% p.a.	2,543	3,030	2,543	3,030
Working capital:								
Advances on export contracts and export notes	US$			4% a 8.50% p.a.	719,599	614,665	719,599	589,977
Eurobonds	US$	(2)	(3)	10.625% p.a.	284,440	232,360	-	-
Sindicated Loan	US$	(2)	(3)	LIBOR+2.6 % p.a	-	-	284,440	232,360
BNDES - Exim	TJLP	(1)		7.65% to 7.70% p.a.	5,825	16,006	5,825	16,006
Loans from shareholders:								
Companhia Suzano de Papel e Celulose:	TJLP	(1)	(2)	11% p.a.	25,088	24,882	25,088	24,882
Total debt					1,300,200	1,153,589	1,300,200	1,128,901
Current liabilities					416,845	362,126	416,845	337,438
Noncurrent liabilities					883,355	791,463	883,355	791,463
Interest accrued					29,555	15,704	22,132	13,188

The maturities of loans and financing are as follows:

2003	70,802
2004	455,770
2005	149,061
2006	148,822
2007	23,824
2008 onwards	35,076
	883,355

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) issued by the Brazilian Central Bank.

(2) Financing is secured by guarantees by its shareholder Companhia Suzano de Papel e Celulose and/or by mortgages of plant, rural properties and timbers and pledges of the financed assets.

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(In thousands of Brazilian Reais - R$)

12 Financial instruments

Considering the requirements of the Normative Instruction no. 235/95 from CVM, the Company made an evaluation of its assets and liabilities as at June 30, 2002 and concluded that the recorded amounts do not differ significantly from their market values.

In order to minimize interest rate risks, the Company performed swap operations, changing floating interest rates into fixed rates, to hedge its foreign currency loans up the limit of US$ 85 million.

The gains and losses on derivative operations performed during the period were recognized in the interim financial information.

13 Guarantees

On June 30, 2002, there were outstanding vendor operations with its clients in the amount of R$ 40,592 (R$ 42,998 in March 31, 2002), in which the Company participated as an intervening guarantor.

14 Cancellation of Bahia Sul's public-held company registration

On February 6, 2002, the Company and its Parent Companhia Suzano de Papel e Celulose publicly notified their intention of closing the Company's capital. For this purpose, Companhia Suzano de Papel e Celulose will make a Public Offer of Exchange of Shares to the holders of preferred shares issued by the Company. The reference value of the operation, of R$ 646.43 per lot of one thousand shares of the Company, will constitute a credit to the seller before Companhia Suzano de Papel e Celulose, usable exclusively to subscribe preferred shares in a capital increase which will be made at the issuing price of R$ 12.96 per share, which payment will be made by transferring to Companhia Suzano de Papel e Celulose of the current shares of the Company. This relation results from the economic and financial evaluations of both companies made separately by Banco UBS Warburg and J.P. Morgan. On April 18, 2002, the Company submitted to the CVM documentation adapting the public offer registration in order to comply with the terms of CVM Instruction 361/01 and the notice for the operation is awaiting the approval of that agency.

15 Relevant event

On July 10, 2002, the Company and Aracruz Celulose S.A. signed with Companhia Vale do Rio Doce and its subsidiary Florestas Rio Doce S.A. a letter of intent with the standard purchase conditions, in equal parts, by Aracruz and by Bahia Sul, of the assets that Florestas Rio Doce S/A holds in the region of São Mateus, in the State of Espírito Santo.

The assets to be acquired amount to approximately 40 thousand hectares of land and eucalyptus forest planted on it, and the estimated total value of the operation amounts to R$ 137 million, which is subject to specific variations on this kind of business. The closing of the operation is conditioned to the conclusion of the forestry, legal and financial audit, which is being performed by the intending purchasers.

This intended acquisition aims at the composition of a forestry basis necessary to future operations.

(In thousands of Brazilian Reais - R$)

16 Additional information

Statements of changes in financial position

	Parent Company		Consolid
	June 30, 2002	**June 30, 2001**	**June 30, 2002**
Sources of funds			
Operations			
Net profit for the period	42,430	37,447	35,162
Items not affecting working capital			
Depreciation, amortization and depletion	45,385	44,564	45,385
Residual cost on disposal of permanent assets	993	7,417	993
Deferred income tax and social contribution	(6,093)	(2,173)	(9,136)
Equity interest in subsidiaries	(93,232)	(2,074)	412
Monetary variation of noncurrent assets and liabilties	130,863	58,485	36,910
From operations	120,346	143,666	109,726
From shareholders and others			
Noncurrent loans and financing	133,532	65,565	133,532
Capital increase in cash	-	1,415	-
Transfer of noncurrent to current assets	15,676	-	15,676
	149,208	66,980	149,208
	269,554	210,646	258,934
Applications of funds			
Increase in Property, plant and equipment	30,911	59,228	30,911
Increase in investments	301,876	-	100
	332,787	59,228	31,011
Noncurrent assets	5,322	2,015	5,322
Transfer of noncurrent to current liabilities	86,670	64,683	86,670
	424,779	125,926	123,003
(Decrease) increase in working capital	(155,225)	(84,720)	(135,931)
Changes in working capital:			
Changes in current assets	(101,501)	108,005	(103,335)
Changes in current liabilities	(53,724)	(23,285)	239,266

Consolidated interim financial information

Consolidated balance sheets - Assets

Consolidated balance sheets - Liabilities and shareholders' equity

Consolidated statements of income

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**June 30, 2002**	**March 31, 2002**
Current assets	489,721	382,805
Cash and cash equivalents	21,067	19,448
Interest earning bank deposits	170,865	123,228
Trade accounts receivable	141,985	93,822
Inventories	90,137	88,370
Deferred income tax and social contribution	51,736	43,850
Other accounts receivable	13,784	13,685
Prepaid expenses	147	402
Noncurrent assets	214,793	204,801
Deferred income tax	145,311	143,179
Deferred social contribuiton	46,746	41,546
Other accounts receivable	22,604	19,911
Prepaid expenses	132	165
Permanent assets	2,247,778	2,162,011
Investments	384,253	291,012
Net property, plant and equipment	1,849,439	1,855,977
Deferred charges	14,086	15,022
Total assets	2,952,292	2,749,617

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**June 30, 2002**	**March 31, 2002**
Current liabilities	535,808	436,060
Loans and financing	416,845	337,438
Trade accounts payable	25,107	24,377
Accrued interest	22,132	13,188
Accrued payroll taxes and salaries	12,340	9,734
Taxes payable other than on income	16,520	3,956
Other accounts payable	2,893	2,420
Provisions	39,965	32,977
Dividends	6	11,070
Social contribution tax	-	900
Noncurrent liabilities	883,355	791,463
Loans and financing	883,355	791,463
Shareholders' equity	1,533,129	1,522,094
Capital	1,238,024	1,238,024
Capital reserves	267,374	267,374
Unapropriated retained earnings	27,731	16,696
Total liabilities and shareholders' equity	2,952,292	2,749,617

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$)

	Semester ended June 30,		Three-month ended June 30,	
	2002	**2001**	**2002**	**2001**
Net sales	390,246	376,780	216,373	209,126
Cost of goods sold	(210,179)	(191,877)	(112,330)	(112,749)
Gross profit	180,067	184,903	104,043	96,377
Selling expenses	(14,243)	(16,199)	(7,430)	(8,050)
General and administrative expenses	(17,963)	(15,666)	(9,070)	(8,071)
Amortization of deferred charges	(2,723)	(3,443)	(936)	(1,721)
Financial income	12,670	22,198	1,240	11,460
Financial expenses	(117,480)	(136,727)	(79,554)	(62,525)
Other operating income	3,018	1,931	1,609	1,050
Equity interest in subsidiaries	(412)	-	(412)	-
Operating profit	42,934	36,997	9,490	28,520
Nonoperating expenses	(601)	(5,078)	(422)	(5,592)
Profit before income and social contribution taxes	42,333	31,919	9,068	22,928
Deferred income tax	(5,441)	2,062	(126)	968
Deferred social contribution	683	2,071	2,207	2,682
Income and social contribution taxes	(2,413)	(2,959)	(114)	(1,557)
Net profit for the period	35,162	33,093	11,035	25,021

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul

Bahia Sul Celulose S.A.

Interim financial information
Nine-month period ended
September 30, 2002 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

Bahia Sul Celulose S.A.

Interim financial information

Nine-month period ended September 30, 2002 (Unaudited)

Contents

Management report (based on consolidated interim financial information)

The third quarter of 2002 was characterized by volatility in the domestic financial market and by uncertainties and turbulences in the economy worldwide.

In this context, there was significant devaluation of the Real, with the exchange rate varying 36.9% in the third quarter, accumulating a variation of 67.9% in the nine months of 2002.

The price of short fiber eucalyptus pulp on the international market in the quarter was US$ 510 per ton in Europe and in the USA, presenting stability in relation to the closing price of the second quarter of 2002.

At the end of September 2002, the Company had inventories of 50.3 thousand tons, equivalent to approximately 30 days of sales.

The accumulated production in the first nine months of this year was 454.0 thousand tons, representing an increase of 1.4 % in relation to the same period of the previous year.

Paper production reached 169.7 thousand tons, 10.8% higher than that recorded in 2001. Of this production, 107.9 thousand tons was in rolls and 61.8 thousand tons in folio size cut paper . The market pulp production 3.5% lower than the same period of 2001, was 284.3 thousand tons.

There was a change in the production mix (more paper production and less pulp production), mainly due to the start-up of operation of two cutters in August 2001.

The volume traded in the first nine months of 2002 totaled 455.3 thousand tons (70.3% for export). This volume represents a decrease of 3.0%, when compared to the same period of the previous year, because, in that period, there was a decrease in inventories formed at the end of 2000.

The volume of pulp sold in the nine months of 2002 was 283.3 thousand tons (86.1% for export) and the volume of paper was 172.0 thousand tons (44.2% for export). In the traded volume of paper, rolls correspond to 111.5 thousand tons and the folio size cut paper to 60.5 thousand tons.

The net income from sales in the nine months of 2002 was R$ 637.0 million, 11.3% higher than that recorded in the same period of 2001, the result of the combination of a 14.6% increase in the average prices in Reais and a decrease of 3.0% in the volume sold.

In the composition of the net income, pulp is responsible for 50.1%, paper in rolls for 30.9% and folio size cut paper for 18.8%.

The variation in the mix of products sold, the increase in the logistic cost of the products exported (for the most part in dollars), and the increase of the cost of part of the inputs, increased the average cost per unit of the company by 12.0% in these nine months of 2002.

The income from the activity - *EBIT* accumulated up to September 2002 was R$ 254.9 thousand, compared to R$ 217.7 thousand in the same period of the previous year. This increase was strongly influenced by the increase of prices in Reais and by the improvement in quality of the mix of products.

The generation of operating cash - *EBITDA* in the nine months of 2002 was R$ 321.3 million, 11.8% higher than the same period of 2001. The accumulated *EBITDA* margin in these first months of 2002 was 50.4%.

The accumulated net income on September 2002 was R$ 30.1 million.

Independent accountants' review report

The Board of Directors and Shareholders
Bahia Sul Celulose S.A.
Salvador - BA

We have reviewed the interim financial information of Bahia Sul Celulose S.A. and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2002, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in accordance with the accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 25, 2002

KPMG Auditores Independentes
CRC-SP-14.428"S"BA

Adelino Dias Pinho
Accountant CRC-SP-97.869"S"BA

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2002**	**June 30, 2002**
Current assets	687,724	491,332
Cash and cash equivalents	19,466	13,299
Interest earning bank deposits	169,465	67,898
Trade accounts receivable	369,196	270,807
Inventories	74,707	73,682
Deferred income and social contribution taxes	41,575	51,736
Other accounts receivable	13,045	13,763
Prepaid expenses	270	147
Noncurrent assets	287,605	208,395
Deferred income and social contribution taxes	258,905	185,659
Other accounts receivable	28,601	22,604
Prepaid expenses	99	132
Permanent assets	2,521,394	2,266,539
Investments	553,264	403,014
Net property, plant and equipment	1,952,405	1,849,439
Deferred charges	15,725	14,086
Total assets	3,496,723	2,966,266

See the accountants' review report and accompanying notes to the interim financial information

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**September 30, 2002**	**June 30, 2002**
Current liabilities	658,340	509,364
Loans and financing	534,597	416,845
Accrued interest	28,267	29,555
Trade accounts payable	28,502	22,955
Income and social contribuiton taxes	12,940	13,137
Accrued payroll taxes and salaries	14,030	12,340
Taxes payable other than on income	3,234	3,383
Other accounts payable	36,765	11,143
Dividends	5	6
Noncurrent liabilities	1,286,522	909,074
Loans and financing	1,187,188	883,355
Accounts payable	70,096	-
Provisions	29,238	25,719
Shareholders' equity	1,551,861	1,547,828
Capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Appropriated retained earnigs	175,591	175,591
Accumulated profit	46,463	42,430
Total liabilities and shareholders' equity	3,496,723	2,966,266

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Nine-month period ended September 30,		Three-month period ended September 30,	
	2002	**2001**	**2002**	**2001**
Net sales	638,919	538,636	249,783	161,779
Cost of goods sold	(272,195)	(256,082)	(95,756)	(86,117)
Gross profit	366,724	282,554	154,027	75,662
Selling expenses	(58,638)	(48,107)	(20,535)	(15,849)
General and administrative expenses	(29,877)	(24,567)	(12,069)	(9,084)
Amortization of deferred charges	(3,662)	(5,165)	(939)	(1,722)
Financial income	150,246	79,722	96,031	34,536
Financial expenses	(680,525)	(299,657)	(429,184)	(138,155)
Other operating income	4,244	3,207	1,290	1,548
Equity interest in subsidiaries	243,382	2,409	150,150	335
Operating loss	(8,106)	(9,604)	(61,229)	(52,729)
Nonoperating expenses (income)	(912)	337	(311)	5,415
Loss before income and social contribution taxes	(9,018)	(9,267)	(61,540)	(47,314)
Deferred income tax	48,565	4,588	56,121	2,526
Deferred social contribution	19,856	1,253	20,101	1,142
Income and social contribuition tax	(12,940)	(18)	(10,649)	2,755
Net profit (loss) for the period	46,463	(3,444)	4,033	(40,891)
Number of shares (thousands)	3,221,860	3,221,860	3,221,860	3,221,860
Net profit (loss) per share	0.01442	(0.00107)	0.00125	(0.01269)

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

Notes to the interim financial information

Nine-month period ended September 30, 2002 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The Company's operations consist of the manufacturing and sale, in Brazil and abroad, of short fiber pulp and paper for printing and writing, as well as the development and maintenance of forests for lumber used by the Company, or sold to third parties.

The Company's foreign subsidiaries, Bahia Sul International Trading Ltd., based in Grand Cayman, and Bahia Sul América Inc., based in Delaware, USA, are used to perform foreign sales (exports).

2 Presentation of the interim financial information

The interim financial information was prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM).

3 Description of significant accounting practices

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year-ended December 31, 2001.

Foreign currency - Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of income. For the foreign operations, their assets and liabilities were translated into Reais at the foreign exchange rate ruling at the balance sheet date;

Cash and cash equivalents - are comprised of cash balances and call deposits;

Interest earning bank deposits - Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

Allowance for doubtful accounts - Established at an amount considered sufficient to cover any possible losses arising on the collection of accounts receivable;

Inventories - are valued at average cost of acquisition or production, which does not exceed market value;

Investments - Investments in subsidiaries were valued using the equity method. Others investments were valued at cost;

Property, plant and equipment - Recorded at cost of acquisition, formation or construction including interest and other financial charges during construction. Timber resources are comprised of costs of acquisition, formation and maintenance. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets. Depletion of timber resources is computed on the basis of harvests at the cost of timber;

Deferred charges - Recorded at purchase or formation cost and amortized over a maximum period of 10 years;

Rights and obligations - Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

Interest on loans and financing - Interest on loans and financing are accrued to the incurred period utilizing the effective interest rate;

Provisions - A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic resources will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

Revenue - Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

(In thousands of Brazilian Reais - R$)

Income and social contribution taxes - Income and social contribution taxes on the net profits of the period comprise both current and deferred taxes. The income tax of the period is calculated on taxable net profits using the current rates as at the balance sheet date.
The current rates are as follows:

Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).
Social contribution tax - Computed at the rate of 9% of adjusted taxable income.
Deferred income and social contribution taxes were calculated for carry forward fiscal losses and temporary differences and they are presented in the current assets and non-current assets.
Deferred income and social contribution taxes are recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilized.

Method for conversion of foreign subsidiaries - the interim financial information were converted to the domestic currency equivalent using the foreign exchange sell rate in the effect at the end of the year. When applicable, their accounting practices were adjusted to those of the parent company;

Recognition of effects of inflation - The fixed asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

The Company is voluntarily presenting the statements of changes in financial position, prepared as an additional information.

Some balances for the periods ended in June 30, 2002 and September 30, 2001 were reclassified in order to be consistent with the current interim financial information presentation.

(In thousands of Brazilian Reais - R$)

4 Consolidated interim financial information

The consolidated interim information for the period ended September 30, 2002 include the interim financial information of Bahia Sul Celulose S.A. and its subsidiaries Bahia Sul International Trading Ltd and Bahia Sul Amèrica Inc.

The consolidation process of balance sheet and statements of income is based on the horizontal sum of assets, liabilities, revenues and expenses, and the following eliminations:

a. Investment in the subsidiaries' capital, profit reserves, accumulated losses, and investments;

b. Balances of assets and/or liabilities between the consolidated companies; and

c. Effects of significant transaction performed between the companies.

Reconciliation of the statements of income and shareholders' equity

	Statements of income			
	Three-month period ended September 2002	**Nine-month period ended September 2002**	**Three-month period ended September 2001**	**Nine-month period ended September 2001**
Parent Company	4,033	46,463	(40,891)	(3,444)
Elimination of unrealized net (income) loss obtained by Parent Company in transactions with subsidiaries	(9,082)	(16,350)	9.586	5.232
Consolidated	(5,049)	30,113	(31,305)	1,788

	Shareholders' equity	
	September 2002	**June 2002**
Parent Company	1,551,861	1,547,828
Elimination of unrealized net income obtained by Parent Company in transactions with subsidiaries	(23,781)	(14,699)
Consolidated	1,528,080	1,533,129

(In thousands of Brazilian Reais - R$)

5 Trade accounts receivable

	Parent Company		Consolidated	
	September 30, 2002	**June 30, 2002**	**September 30, 2002**	**June 30, 2002**
Domestic clients	69,628	51,964	69,628	51,964
Foreign clients	308,272	227,918	110,896	101,806
Export bills discounted	(6,101)	(6,472)	(6,101)	(6,472)
Allowance for doubtful accounts	(2,603)	(2,603)	(5,869)	(5,313)
	369,196	270,807	168,554	141,985

6 Inventories

	Parent Company		Consolidated	
	September 30, 2002	**June 30, 2002**	**September 30, 2002**	**June 30, 2002**
Finished goods	13,338	16,467	36,614	32,922
Work in process	2,470	1,824	2,470	1,824
Raw materials	20,833	16,851	20,833	16,851
Maintenance and other materials	38,066	38,540	38,066	38,540
	74,707	73,682	97,983	90,137

(In thousands of Brazilian Reais - R$)

7 Income tax and social contribution

Exemption from income tax (SUDENE)

The Company was granted with an exemption from income tax (SUDENE) up to 2001 for pulp; and up to December 31, 2002 for paper.

The income tax relating to the SUDENE tax exemption has neither been accounted for as an expense in the statement of income nor as a capital reserve directly into the shareholders' equity. At year-end, after the determination of the net profit, the amount of the exemption for the year is allocated to a capital reserve as a portion of net income, thus complying with the legal provision that prohibits the distribution of this exemption to the shareholders.

Deferred income and social contribution taxes

The deferred income and social contribution taxes assets are supported by income projections that evidence future taxable income in sufficient amount to offset these balances, in a period, which does not exceed the maximum stated in CVM Instruction 371/2002 (10 years), and is based on the following sources and balances:

	Parent Company		Consolidated	
	September 30, 2002	**June 30, 2002**	**September 30, 2002**	**June 30, 2002**
Income tax losses carry forward	225,398	178,685	225,398	178,685
Income tax negative basis of social contribution	67,295	50,260	67,295	50,260
Provision for doubtful accounts	7,787	8,450	18,348	14,848
	300,480	237,395	311,041	243,793

The Company presented, as of September 30, 2002, income tax losses carry forwards of R$ 1,001,005 and negative basis of social contribution in the amount of R$ 835,983.

The deferred amount derived from tax loss carry forwards and negative basis of social contribution were offset by an allowance in the amount of R$ 32,798 for both of the taxes, representing protection against possible adverse future events on the realization of these deferred assets.

(In thousands of Brazilian Reais - R$)

Foreign income tax

The Company recorded a provision in the amount of R$ 12,940 (R$ 13,137 in June 30, 2002), in the Parent Company, related to income tax and social contribution incident on the profits of its foreign subsidiaries, in accordance with the local Provisionary Measure 2158-34 of June 29, 2001. These values are presented as current liabilities at September 30, 2002.

8 Investments

Parent Company

		Investment		Equity interest	
	Percentage held	September 30, 2002	June 30, 2002	September 30, 2002	September 30, 2001
Bahia Sul International Trading Ltd	100,00%	542,700	395,742	239,128	327
Bahia Sul América Inc.	100,00%	9,844	7,064	4,254	2,082
Others	-	720	208	-	-
		553,264	403,014	243,382	2,409

Consolidated

		Investment		Equity interest	
	Percentage held	September 30, 2002	June 30, 2002	September 30, 2002	September 30, 2001
Sonae Prod. Derivados Florestais SGPS S/A	49,99%	523,977	384,045	-	-
Others	-	720	208	-	-
		524,697	384,253	-	-

By means of a Memorandum of Understanding, signed on September 18, 2001, the Company, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., entered into partnership with Sonae SGPS, S.A., an important Portuguese group, with the initial objective of sharing with SONAE a 29% share in Portucel - Empresa Produtora de Pasta e Papel S.A (PORTUCEL) and, in a second step, to participate in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of the voting capital, which is forecast to occur in 2002, and, if successful, Bahia Sul and SONAE will have joint control of PORTUCEL.

PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products of around 1.3 million tons.

(In thousands of Brazilian Reais - R$)

The interest of the Company in PORTUCEL is made by intermediary of a company named Sonae Produtos e Derivados Florestais - SGPS, S.A. (SPDF), in which the Company holds 49.99% of the capital and SONAE the remaining 50.01%.

In September 2001, the Company made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions, equivalent to R$ 524 million at September 30, 2002.

In accordance with the conditions stated in the Memorandum of Understanding, if the parties are not successful in acquiring the shares in the privatization process of PORTUCEL in a quantity sufficient to guarantee them joint control, the Company may dispose its interest in this enterprise.

Due to the fact that the permanence of this investment is conditioned to a future event (success in acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in investments until the future event occurs (the acquisition of shared control of PORTUCEL). Success in the acquisition will determine if the nature of this investment is permanent, and, consequently, if the equity accounting method is also permanent.

During the first quarter of 2002, the Company performed a capital increase in its wholly owned subsidiary Bahia Sul International Trading in the amount of R$ 302 millions (US$ 125 millions), in order to provide it with funds to invest in SPDF.

(In thousands of Brazilian Reais - R$)

9 Property, plant and equipment, net

		Parent Company		Consolidated	
	Useful life	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Buildings	25 at 35 years	328,345	331,559	328,345	331,559
Machinery and equipment	35 years	1,208,869	1,219,432	1,208,869	1,219,432
Vehicles	5 years	4,515	4,873	4,515	4,873
Others	5 at 10 years	8,162	7,552	8,162	7,552
Land and farms	-	160,940	97,296	160,940	97,296
Forests	(1)	205,753	166,799	205,753	166,799
Construction-in-progress	-	35,821	21,928	35,821	21,928
		1,952,405	1,849,439	1,952,405	1,849,439

(1) Depletion of reserves is based on timber harvest.

10 Deferred charges, net

	Parent Company		Consolidated	
	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Pre-operating expenses	15,725	14,086	15,725	14,086

(In thousands of Brazilian Reais - R$)

11 Loans and financing

	Index			Interest	Parent Company September, 30 2002	Parent Company June 30, 2002	Consolidated September 30, 2002	Consolidated June 30, 2002
For acquisition of equipment:								
BNDES - FINEM	TJLP	(1)	(2)	7.00% to 12% p.a.	263,587	256,263	263,587	256,263
BNDES - FINAME	TJLP	(1)	(2)	7.5% to 10.5% p.a.	5,509	6,442	5,509	6,442
BNDES - Automatic	TJLP	(1)	(2)	8% to 9.5% p.a.	2,050	2,543	2,050	2,543
Working capital:								
Advances on export contracts	US$			4.00% a 8.50% p.a.	1,029,943	719,599	1,029,943	719,599
Eurobonds	US$	(3)		10.625% p.a.	389,490	284,440	-	-
Sindicated Loan	US$	(3)		LIBOR + 2.6 % p.a	-	-	389,490	284,440
BNDES - Exim	TJLP	(1)		7.65% to 7.70% p.a.	5,880	5,825	5,880	5,825
Companhia Suzano de Papel e Celulose:	TJLP	(1)		11% p.a.	25,326	25,088	25,326	25,088
					1,721,785	1,300,200	1,721,785	1,300,200
Current liabilities					534,597	416,845	534,597	416,845
Noncurrent liabilities					1,187,188	883,355	1,187,188	883,355
Interest accrued					28,267	29,555	24,058	22,132

The maturities of loans and financing are as follows:

2003	55,708	70,802
2004	652,561	455,770
2005	217,840	149,061
2006	184,212	148,822
2007	32,597	23,824
2008 onwards	44,270	35,076
	1,187,188	883,355

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) issued by the Brazilian Central Bank.

(2) Financing is secured by guarantees by its shareholder Companhia Suzano de Papel e Celulose and/or by mortgages of plant, rural properties and timbers and pledges of the financed assets.

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(In thousands of Brazilian Reais - R$)

12 Related companies

The Company's Parent Cia Suzano de Papel e Celulose (Suzano) entered into a export financing transaction in the amount of US$ 200 million that is based on the export receivables that is being transferred by the Company. During the nine-month period ended on 2002, the Company transferred exports to Suzano in the amount of R$ 69,582.

13 Provision for contingencies

	Parent Company		Consolidated	
	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Tax	23,577	20,057	23,577	20,057
Labor	5,161	5,162	5,161	5,162
Others	500	500	500	500
	29,238	25,719	29,238	25,719

Provision for contingencies were recorded in order to cover the Company on potencial losses due to administrative and judicial contingencies related to fiscal, labor and social security matters, in amounts considered as sufficient, based on its legal counselors opinion.

14 Financial instruments

Considering the requirements of the Normative Instruction no. 235/95 from CVM, the Company made an evaluation of its assets and liabilities as at September 30, 2002 and concluded that the recorded amounts do not differ significantly from their market values.

In order to minimize interest rate risks, the Company performed swap operations, changing floating interest rates into fixed rates, to hedge its foreign currency loans up the limit of US$ 120 million.

The gains and losses on derivative operations performed during the period were recognized in the interim financial information.

(In thousands of Brazilian Reais - R$)

15 Guarantees

On September 30, 2002, there were outstanding vendor operations with its clients in the amount of R$ 47,698 (R$ 40,592 in June 30, 2002), in which the Company participated as an intervening guarantor.

16 Cancellation of Bahia Sul's public-held company registration

Through a joint Relevant Fact published on September 24, 2002, the Company and its Parent Companhia Suzano de Papel e Celulose (Suzano), informed the shareholders and the market that, on September 20, 2002, an Auction was held at BOVESPA, concerning the Public Offer for Exchange of Preferred Shares issued by Bahia Sul Celulose S.A. for Preferred Shares issued by Suzano, according to the Call for Bid published on August 16, 2002.

After the Auction, it was verified that the shareholders of 682,177,844 preferred shares of the Company had accepted the Exchange Offer, representing 62% of the outstanding shares on the market, among the shareholders who participated in the Auction. Considering the percentage of the acceptors of the Exchange Offer, which is lower than the minimum required by CVM rules (66%), the Company will continue as a publicly-held company.

17 Acquisition of land and forests

On September 30, 2002, the Company and Aracruz Celulose S.A. (Aracruz) signed a contract with Companhia Vale do Rio Doce and its subsidiary Florestas Rio Doce S.A. through which the general lines and the purchase conditions were agreed upon, jointly and in equal parts, by the Company and Aracruz, of the assets that Florestas Rio Doce S.A. held in the region of São Mateus, in the State of Espírito Santo.

The assets are composed of approximately 40 thousand hectares of land and the eucalyptus forests planted on it, in the amount of R$ 193.3 million. Through this transaction, the Company and Aracruz became successors of a preexisting contract of sale and purchase of timber from the assets acquired with a third-party, in the amount of R$ 49.5 million. The Company recorded its part in the operation, in the amount of R$ 96.7 million payable, in the short and long term, which should be paid in 12 quarterly installments, with the first being due on December 2002. With the closing of the transaction, the Company and Aracruz, each individually, will control half of the assets.

Bahia Sul Celulose S.A.

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional Information

Statements of changes in financial position

	Parent Company		Consolidated	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Sources of funds				
From operations				
Net profit (loss) for the period	46,463	(3,444)	30,113	1,788
Items not affecting working capital				
Depreciation, amortization and depletion	67,563	67,593	67,563	67,593
Net book value of permanent assets disposed of	1,551	7,963	1,551	7,963
Deferred income tax and social contribution	(69,838)	(6,482)	(77,044)	(7,494)
Equity interest in subsidiaries	(243,382)	(2,408)	-	-
Provisions	5,217	-	5,217	-
Monetary variation of noncurrent assets and liabilities	395,002	120,626	161,118	120,626
	202,576	183,848	188,518	190,476
Others souces:				
Noncurrent loans and financing	222,586	145,943	222,586	145,943
Noncurrent purchase	70,096	-	70,096	-
Capital increase in cash	-	1,415	-	1,415
Transfer of noncurrent to current assets	20,439	-	20,439	-
	313,121	147,358	313,121	147,358
	515,697	331,206	501,639	337,834
Applications of funds				
Additions to permanent assets				
Property, plant and equipment	158,252	89,431	158,252	89,431
Investments	301,976	-	200	333,961
	460,228	89,431	158,452	423,392
Noncurrent assets	11,320	3,576	11,320	3,576
Transfer of noncurrent to current liabilities	136,030	162,516	136,030	162,516
Dividends	-	6,213	-	6,213
	607,578	261,736	305,802	595,697
(Decrease) increase in working capital	(91,881)	69,470	195,837	(257,863)
Changes in current assets	109,121	152,027	106,091	161,225
Changes in current liabilities	(201,002)	(82,557)	89,746	(419,088)

Consolidated interim financial information

Consolidated balance sheets - Assets

Consolidated balance sheets - Liabilities and shareholders' equity

Consolidated statements of income

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2002**	**June 30, 2002**
Current assets	684,917	489,721
Cash and cash equivalents	88,417	21,067
Interest earning bank deposits	261,774	170,865
Trade accounts receivable	168,554	141,985
Inventories	97,983	90,137
Deferred income and social contribution taxes	41,575	51,736
Other accounts receivable	26,344	13,784
Prepaid expenses	270	147
Noncurrent assets	298,166	214,793
Deferred income and social contribution taxes	269,466	192,057
Other accounts receivable	28,601	22,604
Prepaid expenses	99	132
Permanent assets	2,492,827	2,247,778
Investments	524,697	384,253
Net property, plant and equipment	1,952,405	1,849,439
Deferred charges	15,725	14,086
Total assets	3,475,910	2,952,292

See the accountants' review report and accompanying notes to the interim financial information

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**September 30, 2002**	**June 30, 2002**
Current liabilities	661,308	510,089
Loans and financing	534,597	416,845
Accrued interest	24,058	22,132
Trade accounts payable	29,759	25,107
Accrued payroll taxes and salaries	14,030	12,340
Income and social contribuiton taxes	12,940	13,137
Taxes payable other than on income	3,234	3,383
Other accounts payable	42,685	17,139
Dividends	5	6
Noncurrent liabilities	1,286,522	909,074
Loans and financing	1,187,188	883,355
Accounts payable	70,096	-
Provisions	29,238	25,719
Shareholders' equity	1,528,080	1,533,129
Capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Appropriêted retained earnigs	175,591	175,591
Accumulated profit	22,682	27,731
Total liabilities and shareholders' equity	3,475,910	2,952,292

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to the CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$)

	Nine month period ended September 30,		Three-month period ended September 30,	
	2002	**2001**	**2002**	**2001**
Net sales	637,027	572,566	246,781	195,786
Cost of goods sold	(329,417)	(302,837)	(119,238)	(110,960)
Gross profit	307,610	269,729	127,543	84,826
Selling expenses	(23,272)	(25,190)	(9,029)	(8,991)
General and administrative expenses	(30,361)	(25,174)	(12,398)	(9,508)
Amortization of deferred charges	(3,662)	(5,165)	(939)	(1,722)
Financial income	150,473	80,071	97,379	33,334
Financial expenses	(436,795)	(297,129)	(278,891)	(135,863)
Other operating income	4,548	3,536	1,530	1,605
Equity interest in subsidiaries	-	-	412	-
Operating (loss)profit	(31,459)	678	(74,393)	(36,319)
Nonoperating expenses	(912)	(5,457)	(311)	(379)
Loss before income and social contribution taxes	(32,371)	(4,779)	(74,704)	(36,698)
Deferred income tax	53,651	4,588	59,092	2,526
Deferred social contribution	21,976	2,265	21,293	194
Income and social contribution taxes	(13,143)	(286)	(10,730)	2,673
Net profit (loss) for the period	30,113	1,788	5,681	(33,978)
Number of shares (thousands)	3,221,860	3,221,860	3,221,860	3,221,860
Net profit (loss) per share	0.00935	0.00055	0.00176	(0.01055)

See the accountants' review report and accompanying notes to the interim financial information.

KPMG

Bahia Sul Celulose S.A.

Interim financial information Three-month period ended March 31, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

Bahia Sul Celulose S.A.

Interim financial information

Three-month period ended March 31, 2003 (Unaudited)

Contents

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brazil

Central tel 55 (11) 3067-3000
Fax National 55 (11) 3067-3752
International 55 (11) 3079-2916
www.kpmg.com.br

Management report (based on consolidated interim financial information)

The net sales in the first quarter of 2003 was R$ 266.8 million against a cost of goods sold of R$ 108.2 million, generating profits and gross margin of R$ 158.7 million and 59.5%, respectively.

The improvement in gross margin results from the increase of 59.5% in the average unit prices in Reais, and a smaller increase of 15.0% in unit costs between the two periods, although there was a decrease of 3.6% in the sales volume.

A volume of 140,7 thousand tons of products was sold in the first quarter of 2003 (91.2 thousand tons of pulp and 49.5 thousand tons of paper). Inventories at the end of March, 2003 were equivalent to a 38-day production volume.

Administrative expenses increased about R$ 9.0 million in absolute terms, mainly due to adjustment of provisions.

The income from activity (EBIT) accumulated up to March, 2003 were R$ 135.8 million compared to R$ 59.9 million for the same period of 2002, representing an increase of 126.7%.

Cash flow generation measured by the EBITDA, accumulated up to March, 2003 was R$ 159.9 million, equivalent to a growth of 94.6% when compared to the same period of 2002 and corresponding to an EBITDA margin of 59.9%.

Net monetary and exchange variations contributed to the result with an amount of R$ 46.1 million recorded for the quarter, mainly due to the appreciation of the Real to the Dollar during the period. Approximately 73% of cash available at the end of the quarter were invested in local currency and the remaining value was invested in dollars on deposit certificates abroad.

The net profit for the first quarter of 2003 totaled R$ 104.3 million, up R$ 80.2 million compared to the profit recorded for the same period of 2002.

There was a decrease in the annualized Net Debt/EBITDA ratio in the period; this went from a multiplier of 2.53 at the end of the fourth quarter of 2002 to a multiplier of 1.65 at the end of March, 2003. Net indebtedness on March 31, 2003 was R$ 1,080.1 million (US$ 322.1 million) compared to R$ 1,242.7 million (US$ 351.7 million) on December 31, 2002. If we consider the subsequent event occurred on April 30, 2003 relating to the return of the value previously invested in Portugal in the amount of €136 million, the annualized Net Debt/EBITDA ratio drops to 0.87.

KPMG Auditores Independentes

Mail address	Office address	
Caixa Postal 2467	R. Dr. Renato Paes de Barros, 33	Central tel 55 (11) 3067-3000
01060-970 São Paulo SP	04530-904 São Paulo SP	Fax National 55 (11) 3067-3752
Brazil	Brazil	International 55 (11) 3079-2916
		www.kpmg.com.br

Independent accountants' review report

The Board of Directors and Shareholders
Bahia Sul Celulose S.A.
Salvador - BA

We have reviewed the interim financial information of Bahia Sul Celulose S.A. and the consolidated interim financial information for the Company and its subsidiaries for the three-month period ended March 31, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

April 30, 2003

KPMG Auditores Independentes
CRC SP14428"S"BA

José Luiz Ribeiro de Carvalho
Accountant CRC SP141128/O-S-BA

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**March 31, 2003**	**December 31, 2002**
Current assets	708,230	687,551
Cash and cash equivalents	11,593	4,872
Interest earning bank deposits	247,246	202,070
Trade accounts receivable	273,016	306,592
Inventories	90,739	78,159
Other accounts receivable	724	863
Recoverable taxes	10,267	8,663
Deferred income and social contribution taxes	73,961	84,117
Prepaid expenses	684	2,215
Noncurrent assets	155,255	179,848
Deferred income and social contribution taxes	116,299	146,065
Advances to timber producers	25,976	21,110
Judicial deposits	12,947	12,607
Prepaid expenses	33	66
Permanent assets	2,561,839	2,557,458
Investments	534,183	526,114
Net property, plant and equipment	2,011,322	2,014,513
Deferred charges	16,334	16,831
Total assets	3,425,324	3,424,857

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	March 31, 2003	December 31, 2002
Current liabilities	632,960	638,224
Loans and financing	484,663	503,727
Trade accounts payable	33,336	28,169
Taxes payable other than on income	3,333	5,098
Income and social contribution taxes	18,221	738
Dividends payable	43,744	43,744
Accrued salaries and payroll taxes	10,448	12,026
Other accounts payable	39,215	44,722
Noncurrent liabilities	1,044,371	1,141,044
Loans and financing	951,200	1,049,174
Provisions	36,385	29,350
Accounts payable	56,786	62,520
Shareholders' equity	1,747,993	1,645,589
Share capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Profit reserves	315,782	315,782
Accumulated profit	102,404	-
Total liabilities and shareholders' equity	3,425,324	3,424,857

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended March 31,	
	2003	**2002**
Net sales	252,805	172,723
Cost of goods sold	(91,705)	(84,674)
Gross profit	161,100	88,049
Selling expenses	(19,507)	(17,115)
General and administrative expenses	(18,724)	(10,667)
Financial income	1,022	11,895
Financial expenses	30,005	(28,901)
Other operating income	1,600	1,345
Equity interest in subsidiaries	7,895	(11,762)
Operating profit	163,391	32,844
Nonoperating income (expense)	1,222	(179)
Profit before income and social contribution taxes	164,613	32,665
Income and social contribution taxes	(22,287)	(2,249)
Deferred income tax	(35,995)	(5,167)
Deferred social contribution	(3,927)	(1,474)
Net profit for the period	102,404	23,775
Number of shares (thousands)	3,221,860	3,221,860
Net profit per share	0.03178	0.00738

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

Notes to the interim financial information

Three-month period ended March 31, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The Company's operations consist of the manufacture and sale, locally and abroad, of eucalyptus short fiber pulp and paper for printing and writing, as well as the development and maintenance of eucalyptus forests for own use and for sale.

Its products are sold abroad through its subsidiaries Bahia Sul International Trading and Bahia Sul América Inc. incorporated respectively in Cayman Islands and Delaware, in the USA.

The Company is established in a tax incentive area (SUDENE) and has been granted an exemption from income tax for a period of ten years up to December 31, 2001 for pulp (Portaria DAI/PTE 330/93) and up to December 31, 2002 for paper (Portaria DAI/PTE 428/93).

The Company has submitted to ADENE (ex-SUDENE) a new request for a tax incentive with regards to income tax for a further 10 years, this time with a tax reduction of 75%, based on a project for diversification and modernization. If, eventually, the aforementioned request is not received favorably, the company, through a simple request for recognition, will have the right to the reduction in income tax of 37.5% in 2003, 25% from 2004 to 2008 and 12.5% from 2009 to 2012.

2 Presentation of the interim financial information

The interim financial information was prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules from Brazilian Securities and Exchange Commission (CVM) which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting practices

a. **Income statement:** Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency:** Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date;

c. **Derivative financial instruments:** Derivative financial instruments, such as swaps and future contracts, are recorded at the balance sheet initially at cost and subsequently restated according to the contractual terms to reflect amounts accrued through the balance sheet date. The utilization of derivate financial instruments is to minimize the risk on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

d. **Interest earning bank deposits:** Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Allowance for doubtful accounts:** Established at an amount considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories:** Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments:** Investments in subsidiaries were valued using the equity method, and other investments were valued at cost;

h. **Property, plant and equipment:** Recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is provided using the straight-line method and based on the useful life of the assets as mentioned in Note 9. The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated based on the harvests and the average cost of the forest;

i. **Deferred charges:** Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years;

j. **Rights and obligations:** Are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions:** Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

l. **Income and social contribution taxes:** Income and social contribution taxes on the profit for the period comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

The current tax rates are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax loss carryforward, negative basis of social contribution and temporary differences were set up in accordance with CVM Instruction 371 of June 27, 2002 and take into consideration the history of profitability, the expectations of future taxable income generation, based on a technical viability study.

The Company is presenting the statements of cash flows, in the Parent Company and Consolidated, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial positions, in the Parent Company and Consolidated, prepared as an additional information.

3 Consolidated interim financial information

The consolidated interim information for the period ended March 31, 2003 include the interim financial information of Bahia Sul Celulose S.A. and its subsidiaries Bahia Sul International Trading Ltd and Bahia Sul América Inc.

(In thousands of Brazilian Reais - R$)

The consolidation process of balance sheet and statements of income is based on the horizontal sum of assets, liabilities, revenues and expenses, and the following eliminations and adjustments:

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d. Identification of minority interests in the consolidated financial statements.

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period		Shareholders' equity	
	March 31, 2003	March 31, 2002	March 31, 2003	December 31, 2002
Parent Company	**102,404**	**23,775**	**1,747,993**	**1,645,589**
Elimination of unrealized income (loss) by the parent Company in transactions with subsidiaries	2,899	550	(16,726)	(29,737)
Deferred income and social contribution taxes on the eliminations above	(988)	(198)	(988)	10,112
Consolidated	**104,315**	**24,127**	**1,730,279**	**1,625,964**

(In thousands of Brazilian Reais - R$)

4 Trade accounts receivable

	Parent Company		Consolidated	
	March 31, 2003	**December 31, 2002**	**March 31, 2003**	**December 31, 2002**
Domestic clients	67,282	77,340	67,282	77,340
Foreign clients	212,113	236,795	110,643	113,317
Export bills discounted	(2,048)	(3,212)	(2,048)	(3,212)
Allowance for doubtful accounts	(4,331)	(4,331)	(7,525)	(7,696)
	273,016	**306,592**	**168,352**	**179,749**

5 Inventories

	Parent Company		Consolidated	
	March 31, 2003	**December 31, 2002**	**March 31, 2003**	**December 31, 2002**
Finished goods	24,596	14,711	45,925	40,566
Work-in-process	2,593	2,351	2,593	2,351
Raw materials	20,823	20,647	20,823	20,647
Maintenance and other materials	42,727	40,450	42,727	40,450
	90,739	**78,159**	**112,068**	**104,014**

(In thousands of Brazilian Reais - R$)

6 Credit from disposal of investments

By means of a Relevant Fact, published in the press on January 14, 2003, the Company and its parent company Cia. Suzano de Papel e Celulose communicated to its shareholders and to the market that they had decided, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that they had formed with the latter in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), as the conditions originally foreseen for maintenance of the association were not being fulfilled. The objective of such association was to acquire control of Portucel - Empresa Produtora de Pasta e Papel S.A. (Portucel), through participation in the privatization process of the latter, in the modality then in progress.

In keeping with this, this investment is shown at its recovery amount in the Current Assets in "Credit from disposal of investments" in the amount of R$ 498,572 (see Note 16).

7 Income and social contribution taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective book values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectation of generating future taxable income, determined by a technical valuation approved by management, also recognized tax credits on tax loss carry-forwards and negative basis of social contribution of prior years.

Based on this study of the projections of taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years. In these projections the incentive of reduction of income tax by 37.5% in 2003, 25% from 2004 to 2008 and 12.5% from 2009 to 2012, is being taken into consideration. (see Note 1)

(In thousands of Brazilian Reais - R$)

The recorded deferred income and social contribution taxes is derived from:

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Tax losses carry-forward	130,506	166,159	130,506	166,159
Negative basis of social Contribution	44,360	48,105	44,360	48,105
Temporary differences	15,394	15,918	24,518	26,030
	190,260	**230,182**	**199,384**	**240,294**

The Company presented, as at March 31, 2003, tax losses carry forward of R$ 542,389 and a negative basis of social contribution of R$ 515,908.

The credits resulting from balances of tax losses carry forward and negative basis of social contribution were offset by an allowance in the amount of R$ 7,163 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets.

Income and social contribution taxes on foreign profits

The Company recorded a provision in the amount of R$ 12,526, in the Parent Company, related to income tax and social contribution incident on the profits of its foreign subsidiaries, in accordance with the local Provisional Measure 2158-34 of June 29, 2001. These amounts are presented as current liabilities at March 31, 2003.

(In thousands of Brazilian Reais - R$)

8 Investments

PARENT COMPANY

	Percentage held	Investments March 31, 2003	Investments December 31, 2002	Equity interest March 31, 2003	Equity interest March 31, 2002
Bahia Sul International Trading Ltd.	100.00%	524,056	515,824	8,232	(11,851)
Bahia Sul América Inc.	100.00%	8,713	9,050	(337)	89
Other investments	-	1,414	1,240	-	-
		534,183	526,114	7,895	(11,762)

CONSOLIDATED

	Investments March 31, 2003	Investments December 31, 2002
Other investments	1,414	1,240
	1;414	1,240

(In thousands of Brazilian Reais - R$)

9 Property, plant and equipment - Parent Company and Consolidated

	Useful life	March 31, 2003	December 31, 2002
Buildings	25 at 35 years	478,254	479,204
Machinery and equipment	10 at 35 years	1,690,730	1,678,379
Others	5 at 10 years	26,664	35,965
		2,195,648	2,193,548
Accumulated depreciation	-	(668,595)	(653,520)
Land and farms	-	207,791	207,600
Timber resources	-	231,700	227,887
Construction-in-progress	-	44,778	38,998
		2,011,332	**2,014,513**

10 Deferred charges, net - Parent Company and Consolidated

	March 31, 2003	December 31, 2002
Software costs	16,334	16,831
	16,334	**16,831**

(In thousands of Brazilian Reais - R$)

11 Loans and financing

	Index			Interest	Parent Company March 31, 2003	Parent Company December 31, 2002	Consolidated March 31, 2003	Consolidated December 31, 2002
Property, plant and equipment								
BNDES - FINEM	TJLP	(1)	(2)	7% to 12% p.a.	247,320	257,314	247,320	257,314
BNDES - FINAME	TJLP	(1)	(2)	7.5% to 10.5% p.a.	5,649	6,269	5,649	6,269
BNDES - Automatic	TJLP	(1)	(2)	8% to 9.5% p.a.	1,477	1,656	1,477	1,656
Working capital:								
Advances on export contracts	US$			3% to 10% p.a.	803,624	884,159	803,624	884,159
Eurobonds	US$	(3)		10.625% p.a.	335,310	353,330	-	-
Syndicated loan	US$	(3)		LIBOR + 2.6 % p.a	-	-	335,310	353,330
Companhia Suzano de Papel e Celulose	TJLP	(1)		11% p.a.	12,931	12,783	12,931	12,783
					1,406,311	1,515,511	1,406,311	1,515,511
Current liabilities					455,111	466,337	455,111	466,337
Noncurrent liabilities					951,200	1,049,174	951,200	1,049,174
Interest payable					29,552	37,390	25,927	29,414
The loans and financing mature as follows:								
2004					512,108	596,474		
2005					196,943	203,739		
2006					167,995	173,210		
2007					28,637	30,017		
2008 onward					45,517	45,734		
					951,200	1,049,174		

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Financing is secured by guarantees by its shareholder Companhia Suzano de Papel e Celulose and/or by mortgages of plant, rural properties and timbers and pledges of the financed assets;

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for a cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(In thousands of Brazilian Reais - R$)

12 Related companies

The parent company Cia Suzano de Papel e Celulose (Suzano) contracted an export financing operation in the amount equivalent to US$ 200 million, based on export receivables, which are being transferred by the Company. During the first quarter of 2003, the Company transferred exports to Suzano in the amount of R$ 40,163.

13 Provision for contingencies - Parent Company and Consolidated

	March 31, 2003	December 31, 2002
Tax	29,351	23,694
Labor	5,630	5,656
Social security	1,404	-
	36,385	**29,350**

Provision for contingencies were recorded to provide for possible losses in the administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

14 Financial instruments

Considering the requirements of the Normative Instruction no. 235/95 from CVM, the Company made an evaluation of its assets and liabilities as at March 31, 2003, concluding that the recorded amounts do not differ significantly from their market values.

In order to minimize interest rate risks, the Company performed swap operations, changing floating interest rates into fixed rates, to hedge its foreign currency loans up the limit of US$ 86 million.

The gains and losses on derivative operations, performed during the three-month period of 2003 were recognized in the interim financial information.

(In thousands of Brazilian Reais - R$)

15 Guarantees

On March 31, 2003, the Company had outstanding "vendor" operations with its clients in the amount of R$ 72,778 (R$ 68,829 in December 31, 2002), in which the Company participated as an intervening guarantor.

16 Subsequent Event

On April 31, 2003, in the sequence of the contractual option of withdrawal exercised by the Company (see Note 6), Sonae proceeded with the acquisition of the total interest detained by the Company, through its integral subsidiary Bahia Sul International Trading Ltd, in SPDF, corresponding to 49.99% of the respective capital share. The amount received by Bahia Sul International Trading Ltd was € 136.2 million.

(In thousands of Brazilian Reais - R$)

Additional information

Statements of changes in financial position

	Parent company		Consolidated	
	March 31, 2003	**March 31, 2002**	**March 31, 2003**	**March 31, 2002**
Source of funds				
From operations				
Net income for the period	102,404	23,775	104,315	24,127
Items not affecting working capital				
Depreciation, amortization and depletion	24,076	23,234	24,076	23,234
Net book value of permanent assets disposed of	2,456	428	2,456	428
Deferred income and social contribution taxes	39,922	4,282	40,910	4,480
Equity interest in subsidiares	(7,895)	11,762	-	-
Provisions	7,035	-	7,035	-
Interest exchange and monetary variations of noncurrent assets and liabilites	(42,954)	3,083	(42,954)	3,083
	125,044	**66,564**	**135,838**	**55,352**
From third parties				
Noncurrent loans and financing	40,530	130,493	40,530	130,493
Transfer of noncurrent assets	-	9,360	-	9,360
	40,530	**139,853**	**40,530**	**139,853**
Total of source	**165,574**	**206,417**	**176,368**	**195,205**
Applications of funds				
Permanent assets				
Increase in investments	174	301,776	174	400
Increase in property, plant and equipament	22,450	15,669	22,450	15,669
Increase in deferred charges	394	-	394	-
	23,018	317,445	23,018	16,069
Noncurrent assets	15,329	2,630	15,329	2,630
Transfer of noncurrent liabilties to current liabilities	101,284	47,742	101,284	47,742
Total of applications	**139,631**	**367,817**	**139,631**	**66,441**
Increase (decrease) in working capital	**25,943**	**(161,400)**	**36,737**	**128,764**
Changes in working capital				
Current assets	20,679	(184,121)	30,689	(210,250)
Current liabilities	5,264	22,721	6,048	339,014
	25,943	**(161,400)**	**36,737**	**128,764**

(In thousands of Brazilian Reais - R$)

Additional information

Statements of cash flows

	Parent company		Consolidated	
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002
Cash flows from operating activity				
Net income for the period	102,404	23,775	104,315	24,127
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, depletion and amortization	24,076	23,234	24,076	23,234
Result on sale of fixed assets	(1,222)	179	(1,222)	179
Equity interest in subsidiaries	(7,895)	11,762	-	-
Deferred income and social contribution taxes	39,922	6,691	40,910	6,839
Interest and exchange and monetary variation charges	(63,242)	3,999	(63,242)	16,238
Provisions	(123)	-	(4,218)	-
Changes in assets and liabilities				
Increase in trade accounts receivable	33,576	21,696	11,397	23,366
Increase in inventories	(12,580)	(2,569)	(8,054)	(2,179)
Increase in other current and noncurrent assets	(5,107)	(5,670)	495	(5,613)
Increase in suppliers	5,167	(2,199)	4,085	(2,430)
Increase (decrease) in income and social contribution taxes	17,484	(2,750)	17,484	(2,750)
Increase (decrease) in other currents liabilities	(15,264)	(15,160)	(10,871)	(16,442)
Net cash from operating activities	117,196	62,988	115,155	64,569
Cash flows from investing activities				
Acquisition of property, plant and equipament and deferred charges	(22,844)	(15,669)	(22,844)	(15,669)
Acquisition of investments	(174)	(301,776)	(174)	(400)
Proceeds generated from sale of fixed assets	3,678	249	3,678	249
Net cash used in investing activities	(19,340)	(317,196)	(19,340)	(15,820)
Cash flows from financing activities				
Proceeds from loans and financing	82,363	206,175	82,363	206,175
Payments on loans and financing	(128,321)	(126,952)	(128,321)	(453,971)
Net cash from (used in) financing activities	(45,958)	79,223	(45,958)	(247,796)
Increase in cash and cash equivalents				
At the beginning of the year	206,942	237,769	302,263	341,723
At the end of the year	258,839	62,784	352,119	142,676
Increase (decrease) in cash and cash equivalents	51,897	(174,985)	49,856	(199,047)

Consolidated interim financial information

Consolidated balance sheets - Assets

Consolidated balance sheets - Liabilities and shareholders' equity

Consolidated statements of income

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**March 31, 2003**	**December 31, 2002**
Current assets	1,221,897	1,191,208
Cash and cash equivalents	25,740	29,527
Interest earning bank deposits	326,379	272,736
Trade accounts receivable	168,352	179,749
Inventories	112,068	104,014
Other accounts receivable	5,874	6,900
Recovarable taxes	10,267	8,663
Deferred income and social contribution taxes	73,961	84,117
Credit from disposal of investments	498,572	503,287
Prepaid expenses	684	2,215
Noncurrent assets	164,379	189,960
Deferred income and social contribution taxes	125,423	156,177
Advances to timber producers	25,976	21,110
Judicial deposits	12,947	12,607
Prepaid expenses	33	66
Permanent assets	2,029,070	2,032,584
Investments	1,414	1,240
Net property, plant and equipment	2,011,322	2,014,513
Deferred charges	16,334	16,831
Total assets	3,415,346	3,413,752

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**March 31, 2003**	**December 31, 2002**
Current liabilities	640,696	646,744
Loans and financing	481,038	495,751
Trade accounts payable	41,337	37,252
Taxes payable other than on income	3,333	5,098
Income and social contribuiton taxes	18,221	738
Dividends payable	43,744	43,744
Accrued salaries and payroll taxes	10,448	12,026
Other accounts payable	42,575	52,135
Noncurrent liabilities	1,044,371	1,141,044
Loans and financing	951,200	1,049,174
Provisions	36,385	29,350
Accounts payable	56,786	62,520
Shareholders' equity	1,730,279	1,625,964
Share capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Profit reserves	315,782	315,782
Accumulated profit	84,690	(19,625)
Total liabilities and shareholders' equity	3,415,346	3,413,752

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three month period ended March 31,	
	2003	**2002**
Net sales	266,831	173,874
Cost of goods sold	(108,166)	(97,849)
Gross profit	158,665	76,025
Selling expenses	(6,033)	(6,813)
General and administrative expenses	(18,827)	(10,680)
Financial income	(3,296)	12,423
Financial expenses	33,783	(38,920)
Other operating income	2,079	1,409
Operating profit	166,371	33,444
Nonoperating income (expense)	1,222	(179)
Profit before income and social contribution taxes	167,593	33,265
Income and social contribuition taxes	(22,368)	(2,299)
Deferred income tax	(36,721)	(5,315)
Deferred social contribution	(4,189)	(1,524)
Net profit for the period	104,315	24,127
Number of shares (thousands)	3,221,860	3,221,860
Net profit per share	0.03238	0.00749

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

Interim financial information Six-month period ended June 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

Bahia Sul Celulose S.A.

Interim financial information

Six-month period ended June 30, 2003 (Unaudited)

Contents

Management report (based on consolidated interim financial information)

The Company posted a net profit of R$145.7 million in the second quarter of 2003, R$134.6 million greater than the second quarter of 2002. Higher prices and foreign exchange gains were the main drivers of the improvement. Cash generation - EBITDA - grew 34.5% to R$148.3 million, yielding a 54.3% EBITDA margin.

Production volume in the second quarter of 2003 was 161,400 tons (107,200 tons of market pulp and 54,200 tons of paper), 3.4% below the same period last year.

Net revenues in the second quarter rose 26.1% to R$273.0 million due to a 37.0% increase in average prices in local currency. Sales volume declined 8.0% compared to the same period last year to 153,000 tons (96,700 tons of pulp and 56,200 tons of paper).

- Domestic Market: domestic net sales rose 52.7% to R$105.9 million in the second quarter due to the implementation of price increases.

- Export Market: export sales rose 13.6% to R$167.1 million in the second quarter of 2003. Average prices in local currency were 37.0% above the same period last year due to higher prices in US dollars and the devaluation of the Real against the US dollar. Higher prices more than compensated for lower export volume, which declined 17.1%.

Average cost of goods sold per tonne this quarter was 20.0% above the second quarter of 2002. Pulp "cash cost" was US$137/tonne in the first half of 2003, stable when compared to the same period last year.

Gross margin for the quarter reached 54.6%, 6.5 percentage points above the same period last year, but below the 59.5% margin attained in the first quarter of 2003. This was largely due to the revaluation of the Real against the US dollar in the last three months, which lowered revenue in local currency but was partially offset by the US dollar price increase.

Administrative expenses totaled R$14.9 million, a R$5.9 million increase relative to the second quarter of 2002. This increase was caused by higher labor costs (salary inflation adjustments and profit sharing) as well as consulting and advisory fees.

Selling expenses rose by R$2.7 million in absolute terms this quarter. This is explained by the higher volume of domestic sales and consequently higher freight expenses, which are variable. Higher export expenses were also incurred as a result of the devaluation of the Real since these expenses are denominated in US dollars.

Operating cash generation - as measured by EBITDA - rose 34.5% in the second quarter to R$148.3 million.

Net financial expense reached R$25.5 million, R$7.4 million above the same period last year, as it was impacted by foreign exchange rate fluctuations on average gross debt in the last three months.

Net monetary and exchange rate fluctuations produced a gain of R$89.7 million this quarter since the Real revalued against the US dollar during the second quarter. Bahia Sul's cash balance amounted to R$799.6 million at the end of the quarter, of which 36.0% was invested in local currency and the balance was invested in certificates of deposit abroad.

Second quarter 2003 net income reached R$145.7 million, increasing by R$134.6 million when compared to the second quarter of 2002.

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brazil

Central tel 55 (11) 3067-3000
Fax National 55 (11) 3067-3752
International 55 (11) 3079-2916
www.kpmg.com.br

Independent accountants' review report

The Board of Directors and Shareholders
Bahia Sul Celulose S.A.
Salvador - BA

We have reviewed the interim financial information of Bahia Sul Celulose S.A. and the consolidated interim financial information for the Company and its subsidiaries for the six-month period ended June 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

July 23, 2003

KPMG Auditores Independentes
CRC SP14428"S"BA

José Luiz Ribeiro de Carvalho
Accountant CRC SP141128/O-S-BA

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**June 30, 2003**	**March 31, 2003**
Current assets	709,091	708,230
Cash and cash equivalents	1,692	11,593
Interest earning bank deposits	288,745	247,246
Trade accounts receivable	279,804	273,016
Inventories	87,979	90,739
Other accounts receivable	815	724
Recoverable taxes	7,553	10,267
Deferred income and social contribution taxes	42,358	73,961
Prepaid expenses	145	684
Noncurrent assets	167,814	155,255
Deferred income and social contribution taxes	122,055	116,299
Advances to timber producers	32,230	25,976
Judicial deposits	13,529	12,947
Prepaid expenses	-	33
Permanent assets	2,499,648	2,561,839
Investments	466,748	534,183
Property, plant and equipment	2,016,031	2,011,322
Deferred charges	16,869	16,334
Total assets	3,376,553	3,425,324

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	June 30, 2003	March 31, 2003
Current liabilities	558,725	632,960
Loans and financing	449,540	484,663
Trade accounts payable	24,455	33,336
Taxes payable other than on income	3,915	3,333
Income and social contribution taxes	19,731	18,221
Dividends payable	12	43,744
Accrued salaries and payroll taxes	13,832	10,448
Other accounts payable	47,240	39,215
Noncurrent liabilities	923,244	1,044,371
Loans and financing	840,626	951,200
Provision for contingencies	37,983	36,385
Accounts payable	44,635	56,786
Shareholders' equity	1,894,584	1,747,993
Share capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Profit reserves	315,782	315,782
Accumulated profit	248,995	102,404
Total liabilities and shareholders' equity	3,376,553	3,425,324

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended june 30,		Six-month period ended June 30,	
	2003	**2002**	**2003**	**2002**
Net sales	300,444	231,291	537,867	389,136
Cost of goods sold	(134,748)	(106,643)	(211,071)	(176,439)
Gross profit	165,696	124,648	326,796	212,697
Selling expenses	(23,865)	(20,988)	(43,372)	(38,103)
General and administrative expenses	(15,451)	(9,864)	(34,175)	(20,531)
Financial income	(8,221)	42,320	(7,199)	54,215
Financial expenses	137,786	(222,440)	167,791	(251,341)
Other operating income	1,545	1,609	3,145	2,954
Interest on equity in subsidiaries	(67,236)	104,994	(59,341)	93,232
Operating profit	190,254	20,279	353,645	53,123
Nonoperating income (expenses)	157	(422)	1,379	(601)
Profit before income and social contribution taxes	190,411	19,857	355,024	52,522
Income and social contribution taxes	(43,820)	(1,202)	(106,029)	(10,092)
Net profit for the period	146,591	18,655	248,995	42,430
Number of shares (thousands)	3,221,860	3,221,860	3,221,860	3,221,860
Net profit per share	0.04550	0.00579	0.07728	0.01317

See the accountants' review report and accompanying notes to the interim financial information.

Notes to the interim financial information

Six-month period ended June 30, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The Company's operations consist of the manufacture and sale, locally and abroad, of eucalyptus short fiber pulp and paper for printing and writing, as well as the development and maintenance of eucalyptus forests for own use and for sale.

Its products are sold abroad through its wholly-owned subsidiaries Bahia Sul International Trading and Bahia Sul América Inc. incorporated respectively in Cayman Islands and Delaware, USA.

The Company is established in a tax incentive area (SUDENE) and was granted an exemption from income tax for a period of ten years up to December 31, 2001 for pulp (Portaria DAI/PTE 330/93) and up to December 31, 2002 for paper (Portaria DAI/PTE 428/93).

The Company obtained from ADENE (ex-SUDENE) a new tax incentive for a 75% reduction in income tax, for an additional 10 years period, starting 2002 for pulp and 2003 for paper, applicable to all exploitation profit generated in this period.

2 Presentation of the interim financial information

The interim financial information was prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting practices

a. **Income statement:** Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency:** Monetary assets and liabilities denominated in foreign currency were translated into Reais at the foreign exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries, assets and liabilities were translated into Reais at the foreign exchange rate in effect at the balance sheet date;

c. **Financial instruments:** Financial instruments, such as swaps and future contracts, are recorded at the balance sheet initially at cost and subsequently restated according to the contractual terms to reflect amounts accrued through the balance sheet date. The utilization of financial instruments is to minimize the risk on loans and financing in foreign currency. In conformity with its policy, the Company does not hold or issue financial instruments for trading purposes;

d. **Interest earning bank deposits:** Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Allowance for doubtful accounts:** Established at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories:** Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments:** Investments in subsidiaries were valued using the equity method, and other investments were valued at cost;

h. **Property, plant and equipment, Net:** Recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is provided using the straight-line method and is based on the useful life of the assets as mentioned in Note 9. The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated based on harvests and the average cost of the forest;

i. **Deferred charges, Net:** Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years;

j. **Rights and obligations:** Price-level restated according to exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions:** Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

l. **Income and social contribution taxes:** Income and social contribution taxes on the taxable income for the period comprises current and deferred tax.

   Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, which are as follows:

   - Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).

   - Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

   The deferred tax assets resulting from tax loss carry forward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and take into consideration the history of profitability and the expectation of generating future taxable income, based on a technical viability study.

The Company is presenting the statements of cash flows, for the Parent Company and Consolidated, prepared in accordance with NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial positions, for the Parent Company and Consolidated, both prepared as additional information.

3 Consolidated interim financial information

The consolidated interim information for the period ended June 30, 2003 include the interim financial information of Bahia Sul Celulose S.A. and its wholly-owned subsidiaries Bahia Sul International Trading Ltd and Bahia Sul América Inc.

(In thousands of Brazilian Reais - R$)

The consolidation process of balance sheet and statements of income is based on the horizontal sum of assets, liabilities, revenues and expenses, and the following eliminations and adjustments:

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions.

Reconciliation of the statements of income and shareholders' equity

	Net profit			Shareholders' equity	
	Three-month period ended June 30, 2003	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002	Six-month period ended June 30, 2003	Three-month period ended March 31, 2003
Consolidated	145,656	249,971	35,162	1,875,935	1,730,279
Elimination of unrealized income (loss) by the parent Company in transactions with subsidiaries, Net of income and social contribution taxes	935	(976)	7,268	18,649	17,714
Parent Company	146,591	248,995	42,430	1,894,584	1,747,993

4 Trade accounts receivable

	Parent Company		Consolidated	
	June 30, 2003	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Domestic customers	86,198	67,282	86,198	67,282
Foreign customers	200,721	212,113	104,486	110,643
Export bills discounted	(2,784)	(2,048)	(2,784)	(2,048)
Allowance for doubtful accounts	(4,331)	(4,331)	(7,067)	(7,525)
	279,804	273,016	180,833	168,352

(In thousands of Brazilian Reais - R$)

5 Inventories

	Parent Company		Consolidated	
	June 30, 2003	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Finished goods	22,813	24,596	47,881	45,925
Work-in-process	1,947	2,593	1,947	2,593
Raw materials	18,453	20,823	18,453	20,823
Maintenance and other materials	44,766	42,727	44,766	42,727
	87,979	90,739	113,047	112,068

6 Credit from disposal of investments - Consolidated

In January 2003, the Company and its parent company Cia Suzano de Papel e Celulose communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the withdraw contractual option exercised by the Company, Sonae acquired the total interest held by the Company through its wholly-owned subsidiary Bahia Sul International Trading Ltd., in the SPDF, corresponding to 49.99% of its corresponding capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

7 Income and social contribution taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective book values.

(In thousands of Brazilian Reais - R$)

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectation of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on tax loss carry-forwards and negative basis of social contribution.

Based on this study of the projections for taxable income, the Company estimates that it will recover the tax credits within the limited period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 9 years. In these projections, the new incentive for reduction in income tax rates of 75% is being taken into consideration (see Note 1).

The recorded deferred income and social contribution taxes is derived from:

	Parent Company		Consolidated	
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Tax losses carry-forward	121,034	130,506	121,034	130,506
Negative basis of social Contribution	35,594	44,360	35,594	44,360
Temporary differences	7,785	15,394	17,389	24,518
	164,413	190,260	174,017	199,384

The Company presented, as of June 30, 2003, tax losses carry forward of R$ 540,192 and negative basis of social contribution of R$ 411,698.

The credits resulting from balances of tax losses carry forward and negative basis of social contribution were offset by an allowance in the amount of R$ 15,474 for both taxes, representing protection related to possible future adverse events on the realization of these deferred assets.

Income and social contribution taxes on foreign profits

The Company recorded a provision in the amount of R$ 15,829, in the Parent Company, related to income tax and social contribution on the profits generated by its foreign subsidiaries, in accordance with local Provisional Measure 2158-34 of June 29, 2001. These amounts are presented as current liabilities at June 30, 2003.

(In thousands of Brazilian Reais - R$)

8 Investments - Parent Company

		Investments		Equity interest	
	Percentage held	June 30, 2003	March 31, 2003	June 30, 2003	June 30, 2002
Bahia Sul International Trading Ltd.	100.00%	458,324	524,056	(57,500)	92,170
Bahia Sul América Inc.	100.00%	7,570	8,713	(1,481)	1,474
Other investments	-	854	1,414	(360)	(412)
		466,748	534,183	(59,341)	93,232

9 Property, plant and equipment - Parent Company and Consolidated

	Useful life	June 30, 2003	March 31, 2003
Buildings	25 to 35 years	481,609	478,254
Machinery and equipment	10 to 35 years	1,701,341	1,690,730
Others	5 to 10 years	28,110	26,664
		2,211,060	2,195,648
Accumulated depreciation		(685,001)	(668,595)
Land and farms		212,393	207,791
Timber resources		239,688	231,700
Construction-in-progress		37,891	44,778
		2,016,031	2,011,322

10 Deferred charges, Net - Parent Company and Consolidated

	June 30, 2003	March 31, 2003
Software implementation costs	16,869	16,334
	16,869	16,324

(In thousands of Brazilian Reais - R$)

11 Loans and financing

	Index			Interest	Parent Company June 30, 2003	Parent Company March 31, 2003	Consolidated June 30, 2003	Consolidated March 31, 2003
Property, plant and equipment:								
BNDES - FINEM	TJLP	(1)	(2)	7% to 12% p.a.	233,667	247,320	233,667	247,320
BNDES - FINAME	TJLP	(1)	(2)	7.5% to 11.59% p.a.	5,027	5,649	5,027	5,649
BNDES - Automatic	TJLP	(1)	(2)	7.5% to 10% p.a.	1,296	1,477	1,296	1,477
Working capital:								
Advances on export contracts	US$			4.85% to 9.15% p.a.	718,805	803,624	718,805	803,624
Eurobonds	US$	(3)		10.625% p.a.	287,200	335,310	-	-
Syndicated loan	US$	(3)		LIBOR + 2.6 % p.a	-	-	287,200	335,310
Loan with Companhia Suzano de Papel e Celulose	TJLP	(1)		11% p.a.	13,112	12,931	13,112	12,931
Imports financing	US$			7.1% p.a	830	-	830	-
					1,259,937	1,406,311	1,259,937	1,406,311
Current liabilities					419,311	455,111	419,311	455,111
Noncurrent liabilities					840,626	951,200	840,626	951,200
Interest payable					30,229	29,552	24,316	25,927
The loans and financing mature as follows:								
2004					403,405	512,108		
2005					206,363	196,943		
2006					152,850	167,995		
2007					24,637	28,637		
2008 onward					53,371	45,517		
					840,626	951,200		

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Financing is secured by guarantees from its shareholder Companhia Suzano de Papel e Celulose and/or by mortgages of plant, rural properties and timbers and pledges of the financed assets;

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the Eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for a cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary up to its maturity date on July 2004.

(In thousands of Brazilian Reais - R$)

12 Related parties

The parent company Cia Suzano de Papel e Celulose contracted an export financing operation in the amount equivalent to US$ 200 million, based on export receivables, which are being transferred by the Company. During the first quarter of 2003, the Company transferred exports to Suzano in the amount of R$ 77,001.

During the second quarter of 2003, the company sold to its parent company Companhia Suzano de Papel e Celulose 13.3 thousand tons of pulp, corresponding to R$ 23 million, under market conditions, due to the start-up of some equipment of the parent company's production expansion project.

13 Provision for contingencies - Parent Company and Consolidated

	June 30, 2003	March 31, 2003
Taxes and social security	32,875	30,755
Labor	5,108	5,630
	37,983	36,385

Provision for contingencies were recorded to provide for possible losses in the administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

14 Accounts payable - Land and forests

During 2002, the Company acquired land and eucalyptus forests planted on it, in the region of Sao Mateus - ES, which are payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at June 30, 2003, amount to R$ 31,518 and R$ 44,635, respectively (R$ 28,135 and R$ 56,786 at March 31, 2003).

(In thousands of Brazilian Reais - R$)

15 Financial instruments

Considering the requirements of the Normative Instruction no. 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of June 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

In order to minimize interest rate risks, the Company performed swap operations, changing floating interest rates into fixed rates, in order to hedge its foreign currency loans up to the limit of US$ 120 million.

The gains and losses on derivative operations, performed during the first six-months of 2003, were recognized in the interim financial information.

16 Guarantees

At June 30, 2003, the Company had outstanding "vendor" operations with its clients in the amount of R$ 60,478 (R$ 72,778 at March 31, 2002), in which the Company participated as an intervening guarantor.

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information

Statements of changes in financial position

	Parent company		Consolidated	
	Six-month period ended June 30,		Six-month period ended June 30,	
	2003	2002	2003	2002
Source of funds				
From operations				
Net income for the period	248,995	42,430	249,971	35,162
Items not affecting working capital				
Depreciation, amortization and depletion	47,467	45,385	47,467	45,385
Net book value of permanent assets disposed of	5,590	993	5,590	993
Deferred income and social contribution taxes	24,010	(6,093)	24,518	(9,136)
Interest on equity in subsidiares	59,341	(93,232)	360	412
Provisions	8,632	-	8,632	-
Interest, exchange variation and monetary variations of noncurrent assets and liabilites	(156,816)	130,863	(156,815)	36,910
	237,219	120,346	179,723	109,726
From third parties				
Noncurrent loans and financing	149,835	133,532	149,835	133,532
Transfer of noncurrent assets	-	15,676	-	15,676
	149,835	149,208	149,835	149,208
Total of sources	387,054	269,554	329,558	258,934
Applications of funds				
Permanent assets				
Increase in investments	-	301,876	-	100
Increase in property, plant and equipament	53,112	30,911	53,112	30,911
Increase in deferred charges	1,475	-	1,475	-
	54,587	332,787	54,587	31,011
Noncurrent assets	11,976	5,322	11,976	5,322
Transfer of noncurrent liabilties to current liabilities	219,452	86,670	219,452	86,670
Total of applications	286,015	424,779	286,015	123,003
Increase (decrease) in working capital	101,039	(155,225)	43,543	135,931
Changes in working capital				
Current assets	21,540	(101,501)	(39,275)	(103,335)
Current liabilities	79,499	(53,724)	82,818	239,266
Increase (decrease) in working capital	101,039	(155,225)	43,543	135,931

Bahia Sul Celulose S.A.

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information

Statements of cash flows

	Parent company		Consolidated	
	Six-month period ended June 30,		Six-month period ended June 30,	
	2003	2002	2003	2002
Cash flows from operating activity				
Net income for the period	248,995	42,430	249,971	35,162
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, depletion and amortization	47,467	45,385	47,467	45,385
Result on sale of fixed assets	(1,379)	601	(1,379)	601
Equity interest in subsidiaries	59,341	(93,232)	360	412
Deferred income and social contribution taxes	65,770	(5,336)	66,278	(8,379)
Interest, exchange variation and monetary variation charges	(210,488)	196,697	(210,488)	114,984
Provisions	8,632	-	8,632	-
Changes in operating assets and liabilities (short-term and long-term)				
Decrease (increase) in trade accounts receivable	26,788	(35,012)	(1,084)	(24,797)
Increase in inventories	(9,820)	(2,359)	(9,033)	(3,945)
Increase in other current and noncurrent assets	(8,749)	(8,103)	(10,320)	(8,117)
Increase in suppliers	(3,714)	(3,464)	(2,959)	(1,700)
Increase (decrease) in income and social contribution taxes	18,993	(2,750)	18,993	(2,750)
Decrease (increase) in other currents liabilities	(21,905)	18,895	(25,978)	14,232
Net cash from operating activities	219,931	153,752	130,460	161,088
Cash flows from investing activities				
Acquisition of property, plant and equipament and deferred charges	(54,587)	(30,911)	(54,587)	(30,911)
Acquisition of investments	-	(301,876)	-	(100)
Credit from disposal of investments	-	-	503,287	-
Proceeds generated from sale of fixed assets	6,969	392	6,969	392
Net cash used in investing activities	(47,618)	(332,395)	455,669	(30,619)
Cash flows from financing activities				
Dividend paid	(43,732)	(11,064)	(43,732)	(11,064)
Proceeds from loans and financing	228,214	262,134	228,214	262,134
Payments on loans and financing	(273,300)	(228,999)	(273,300)	(531,330)
Net cash from (used in) financing activities	(88,818)	22,071	(88,818)	(280,260)
Increase (decrease) in cash and cash equivalents				
At the beginning of the year	206,942	237,769	302,263	341,723
At the end of the year	290,437	81,197	799,574	191,932
Increase (decrease) in cash and cash equivalents	83,495	(156,572)	497,311	(149,791)

Consolidated interim financial information

Consolidated balance sheets - Assets

Consolidated balance sheets - Liabilities and shareholders' equity

Consolidated statements of income

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**June 30, 2003**	**March 31, 2,003**
Current assets	1,151,933	1,221,897
Cash and cash equivalents	8,470	25,740
Interest earning bank deposits	791,104	326,379
Trade accounts receivable	180,833	168,352
Inventories	113,047	112,068
Other accounts receivable	8,423	5,874
Recovarable taxes	7,553	10,267
Deferred income and social contribution taxes	42,358	73,961
Credit from disposal of investments	-	498,572
Prepaid expenses	145	684
Noncurrent assets	177,418	164,379
Deferred income and social contribution taxes	131,659	125,423
Advances to timber producers	32,230	25,976
Judicial deposits	13,529	12,947
Prepaid expenses	-	33
Permanent assets	2,033,754	2,029,070
Investments	854	1,414
Property, plant and equipment	2,016,031	2,011,322
Deferred charges	16,869	16,334
Total assets	3,363,105	3,415,346

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	June 30, 2003	March 31, 2003
Current liabilities	563,926	640,696
Loans and financing	443,627	481,038
Trade accounts payable	34,293	41,337
Taxes payable other than on income	3,915	3,333
Income and social contribuiton taxes	19,731	18,221
Dividends payable	12	43,744
Accrued salaries and payroll taxes	13,832	10,448
Other accounts payable	48,516	42,575
Noncurrent liabilities	923,244	1,044,371
Loans and financing	840,626	951,200
Provision for contingencies	37,983	36,385
Accounts payable	44,635	56,786
Shareholders' equity	1,875,935	1,730,279
Share capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Profit reserves	315,782	315,782
Accumulated profit	230,346	84,690
Total liabilities and shareholders' equity	3,363,105	3,415,346

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$)

	Three-month period ended june 30,		Six-month period ended June 30,	
	2003	**2002**	**2003**	**2002**
Net sales	288,332	231,251	539,781	390,246
Cost of goods sold	(139,404)	(127,208)	(232,188)	(210,179)
Gross profit	148,928	104,043	307,593	180,067
Selling expenses	(10,122)	(7,430)	(16,155)	(14,243)
General and administrative expenses	(15,514)	(10,006)	(34,341)	(20,686)
Financial income	(47,775)	1,240	(51,071)	12,670
Financial expenses	112,019	(79,554)	145,802	(117,480)
Other operating income	1,663	1,609	3,742	3,018
Interest on equity in subsidiaries	(360)	(412)	(360)	(412)
Operating profit	188,839	9,490	355,210	42,934
Nonoperating income (expense)	157	(422)	1,379	(601)
Profit before income and social contribution taxes	188,996	9,068	356,589	42,333
Income and social contribuition taxes	(43,340)	1,967	(106,618)	(7,171)
Net profit for the period	145,656	11,035	249,971	35,162

See the accountants' review report and accompanying notes to the interim financial information.

KPMG

Bahia Sul Celulose S.A.

Interim financial information Nine-month period ended September 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission - CVM)

KPMG

Bahia Sul Celulose S.A.

Interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

Contents

Management report (based on consolidated interim financial information)

The Global Pulp Market

NORSCAN's September inventory levels stood at 1.68 million tons, or 27 days of production, 150 thousand tons below the August 2003 level. This reduction is higher than the average historical seasonal drop of 110 thousand tons and reflects an expansion of shipments and a lower level of production, which was equal to 88% of production capacity in September. Over the course of the quarter there was initially a price drop, which was reversed in September, given the consistent trend toward positively surpassing the historical levels of inventory's fluctuation. In North America, the price of eucalyptus pulp rose by US$20/ton in October 2003.

Production and Cash Cost

The production of market pulp reached 298.6 thousand tons, whereas the production of paper reached 165.6 thousand tons over the first nine months of 2003, vs. 284.3 thousand tons of market pulp and 169.7 thousand tons of paper during the same period last year. In the third quarter of 2003, the production of market pulp reached 102.7 thousand tons and paper production reached 57.5 thousand tons, vs. 87.9 thousand tons of market pulp and 52.4 thousand tons of paper during the same period last year. The cash cost of market pulp production (unit production cost minus depreciation and amortization) in the third quarter stood at US$ 157 per ton, having been mainly influenced by the appreciation of the Real.

Net Revenue

Bahia Sul reported net revenues of R$ 261.4 million for the third quarter of 2003, reflecting growth of 5.9% vs. net revenues of R$ 246.8 million for the same period in 2002. This growth results from the combined impact of a 9.8% increase in volume sold and a 3.5% drop in the average pricing of our products in reais. In terms of sales volumes, the external market accounted for 73.5% of the total in the third quarter of 2003, vs. 65.6% over the same period in 2002.

Net revenues from the external market posted growth of 9.0%, reaching R$ 170.0 million for the quarter, vs. R$ 156.0 million in the same period of 2002, as a result of exports 23.0% higher, which more than offset the 11.4% reduction of the average prices in reais. Pulp net revenues from the external market reached R$ 122.0 million in the third quarter of 2003, or 17.0% more than was sold in the same period of 2002, mainly due to a 30.6% growth of exported volumes. Net revenues for paper from the external market amounted to R$ 48.0 million in the third quarter of 2003, 7.2% lower than the R$ 51.8 million posted for the same period in 2002, largely as a result of a 6.8% reduction of average prices in reais, given that the volume drop in the third quarter of 2003 was not significant.

In the domestic market, net revenues reached R$ 91.4 million for the third quarter of 2003, vs. R$ 90.7 million for the same period in 2002. The volume of sales during this quarter was 15.3% lower than the volume reached in the third quarter of 2002, which was offset by an average price 18.9% higher in reais.

Cost of goods sold

The cost of goods sold rose by 8.6%, to R$ 129.4 million in the third quarter of 2003, vs. a cost of goods sold of R$ 119.2 million in the third quarter of 2002. This was due to a 9.8% growth of volume sold, given that the average unit cost of the products dropped by 1.1%.

Gross Profit

Gross profit, at R$ 132.0 million for the third quarter of 2003, rose by 3.5% vs. the gross profit of R$ 127.5 million achieved in the same period in 2002. Higher gross profit was due, primarily, to a 28.6% increase in the volume of pulp sales, which overcame the 15.4% reduction in the volume of paper sold.

Gross margin for the third quarter of 2003 was 50.5%, vs. a gross margin of 51.7% for the same period in 2002. This drop was mainly influenced by the reduction of average prices in reais in foreign markets, where volumes are larger.

Sales expenses

Sales expenses fell by 2.3%, to R$ 8.8 million, for the third quarter of 2003, vs. R$ 9.0 million for the same period in 2002. This reduction is largely the result of the lower US dollar exchange rate, which applies to sales expenses abroad, and of the change of destination of exports to markets in which part of the expenses incurred abroad are shouldered by customers.

Administrative expenses

This quarter's administrative expenses totaled R$ 10.5 million and were 15.0% lower than the R$ 12.4 million of the third quarter of 2002. During the first nine months of 2003, administrative expenses increased by 43.0%, to R$ 43.4 million, vs. R$ 30.4 million for the same period in 2002, mainly because of R$ 7.8 million of non-recurrent expenses, of which R$ 5.0 million consisted of provisions for taxes and R$ 2.8 million consisted of provisions for a profit-sharing program, besides the increase of labor costs.

EBITDA

Operating cash generation - EBITDA reached R$ 137.5 million in the third quarter of 2003, 6.8% above EBITDA of R$ 128.8 million for the same period of 2002. EBITDA margin over net revenues, at 52.6% for the third quarter of 2003, was 0.4% percentage points higher than the 52.2% margin posted for the same period in 2002, mainly because of the higher volume of pulp sold in the external market.

Financial expenses

Net financial expenses for the third quarter of 2003 amounted to R$ 12.4 million, vs. R$ 22.3 million for the third quarter of 2002. This was mainly due to interest having applied to a lower base of foreign-denominated debt, resulting from the lower US dollar exchange rate during the period, as well as to the return, in April of this year, of the investment made in Portugal, totaling € 136 million, which also helped to reduce net debt.

Net monetary changes

Net monetary and exchange rate changes, when one compares the third quarters of 2003 and 2002, had a negative impact of R$ 6.3 million and R$ 159.2 million respectively. The greater impact of the third quarter of 2002 was due, primarily, to a 27.0% devaluation of the real vis à vis the US dollar during that period, vs. only 1.8% in the third quarter of 2003.

As for the nine month of 2003, there was a net gain from monetary and exchange rate changes, due mainly to a 21.0% appreciation of the real vis à vis the US dollar.

Income tax and social contribution

Income tax and social contribution on profit amounted to R$ 31.4 million in the third quarter of 2003, vs. a tax credit of R$ 69.7 million for the same period in 2002. Taxable income this quarter results mainly from the impact of the real appreciation vis à vis the US dollar during the period and its impact on Bahia Sul's revenues and indebtedness.

Net profit

Net profit for the third quarter of 2003 reached R$ 64.3 million (R$ 0.01997/share), vs. a R$ 5.0 million loss (R$ 0.00157/share) for the same period in 2002. During the first nine months of 2003, Bahia Sul posted net profit of R$ 314.3 million (R$ 0.09755/share).

Cash and indebtedness

Net debt at the end of the third quarter of 2003 stood at R$ 442.6 million, vs. R$ 1,395.7 million at the end of the same period last year. The reduction is directly related with the return of the amount invested in Portugal in the second quarter of 2003.

Of the available amount of R$ 766.9 million at the end of this quarter, a total of 34.2% was invested in local currency and the balance was invested in US dollars.

Investments

During this third quarter, investment reached R$ 44.1 million, of which R$ 16.4 million went toward the optimization project and R$ 12.5 million toward the acquisition of forests and plantations connected with the project of expanding the pulp plant.

Disclaimer

Some of the statements contained herein may refer to estimates or statements concerning future outlooks. Such statements are subject to both known and unknown risks and uncertainties, which may cause them to fail to materialize or may lead to a reality substantially different from what had been expected. These risks include, among others, changes in future demand for the Company's products, changes in the factors that affect domestic and international product prices, changes in the structure of costs, changes in the seasonal behavior of markets, changes in the pricing of competitors, changes in the foreign exchange rate, and changes in Brazil's political and economic set of circumstances, or in those of developing and international markets. Investors are warned not to make investment decisions based on these statements, which Bahia Sul is under no obligation to update.

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo, SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP
Brazil

Central tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
www.kpmg.com.br

Independent accountants' review report

The Board of Directors and Shareholders
Bahia Sul Celulose S.A.
Salvador - BA

We have reviewed the interim financial information of Bahia Sul Celulose S.A. and the consolidated interim financial information for the Company and its wholly-owned subsidiaries for the nine-month period ended September 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its wholly-owned subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its wholly-owned subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for them to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 20, 2003

KPMG Auditores Independentes
CRC SP14428"S"BA

José Luiz Ribeiro de Carvalho
Accountant CRC SP141128/O-S-BA

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	September 30, 2003	June 30, 2003
Current assets	1,118,052	709,091
Cash and cash equivalents	1,730	1,692
Interest earning bank deposits	626,156	288,745
Trade accounts receivable	331,583	279,804
Inventories	99,472	87,979
Other accounts receivable	4,337	815
Recoverable taxes	8,942	7,553
Deferred income and social contribution taxes	40,955	42,358
Prepaid expenses	4,877	145
Noncurrent assets	152,441	167,814
Deferred income and social contribution taxes	99,583	122,055
Advances to timber producers	38,775	32,230
Judicial deposits	14,083	13,529
Permanent assets	2,162,055	2,499,648
Investments	110,421	466,748
Property, plant and equipment	2,035,287	2,016,031
Deferred charges	16,347	16,869
	3,432,548	3,376,553

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**September 30, 2003**	**June 30, 2003**
Current liabilities	937,470	558,725
Loans and financing	822,864	449,540
Trade accounts payable	36,589	24,455
Taxes payable other than on income	4,635	3,915
Income and social contribution taxes	16,975	19,731
Dividends payable	10	12
Accrued salaries and payroll taxes	18,640	13,832
Other accounts payable	37,757	47,240
Noncurrent liabilities	540,969	923,244
Loans and financing	463,961	840,626
Provision for contingencies	36,305	37,983
Accounts payable	40,703	44,635
Shareholders' equity	1,954,109	1,894,584
Share capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Profit reserves	315,782	315,782
Accumulated profit	308,520	248,995
	3,432,548	3,376,553

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30		Nine-month period ended September 30	
	2003	**2002**	**2003**	**2002**
Net sales	251,302	249,783	789,169	638,919
Cost of goods sold	(104,675)	(95,756)	(315,746)	(272,195)
Gross profit	146,627	154,027	473,423	366,724
Selling expenses	(25,151)	(20,535)	(68,523)	(58,638)
General and administrative expenses	(11,085)	(13,008)	(45,260)	(33,539)
Financial income	15,015	96,031	7,816	150,246
Financial expenses	(53,410)	(429,184)	114,381	(680,525)
Other operating income, net	1,713	1,290	4,858	4,244
Interest on equity in subsidiaries	13,905	150,150	(45,436)	243,382
Operating profit (loss)	87,614	(61,229)	441,259	(8,106)
Nonoperating income (expenses)	686	(311)	2,065	(912)
Profit (loss) before income and social contribution taxes	88,300	(61,540)	443,324	(9,018)
Income and social contribution taxes	(28,775)	65,573	(134,804)	55,481
Net profit for the period	59,525	4,033	308,520	46,463
Number of shares (thousands)	3,221,860	3,221,860	3,221,860	3,221,860
Net profit per share	0.01848	0.00125	0.09576	0.01442

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

Notes to the interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The Company's operations consist of the manufacture and sale, locally and abroad, of eucalyptus short fiber pulp and paper for printing and writing, as well as the development and maintenance of eucalyptus forests for own use and for sale.

Its products are sold abroad through its wholly-owned subsidiaries Bahia Sul International Trading Ltd., incorporated in Cayman Islands, and Bahia Sul América, Inc., incorporated in Delaware, USA.

The Company is established in a tax incentive area (SUDENE) and was granted an exemption from income tax for a period of ten years up to December 31, 2001 (Portaria DAI/PTE 330/93) for pulp, and up to December 31, 2002 for paper (Portaria DAI/PTE 428/93).

The Company obtained from ADENE (ex-SUDENE) a new tax incentive for a 75% reduction in income tax, for an additional 10 year period, starting 2002 for pulp and 2003 for paper, applicable to all exploitation profit generated in this period.

2 Presentation of the interim financial information

The interim financial information was prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting practices

a. **Income statement** - Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency** - Monetary assets and liabilities denominated in foreign currency were translated into Reais at the foreign exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries, assets and liabilities were translated into Reais at the foreign exchange rate in effect at the balance sheet date;

c. **Financial instruments** - Financial instruments, such as swaps and future contracts, are recorded at the balance sheet initially at cost and subsequently restated according to the contractual terms to reflect amounts accrued through the balance sheet date. The utilization of financial instruments is to minimize the risk on loans and financing in foreign currency. In conformity with its policy, the Company does not hold or issue financial instruments for trading purposes;

d. **Interest earning bank deposits** - Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Allowance for doubtful accounts** - Established at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories** - Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments** - Investments in subsidiaries were valued using the equity method, and other investments were valued at cost;

h. **Property, plant and equipment** - Recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is provided using the straight-line method and is based on the useful life of the assets as mentioned in Note 9. The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated based on harvests and the average cost of the forest;

i. **Deferred charges** - Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years;

j. **Rights and obligations** - Price-level restated according to exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. Provisions - Recognized in the bahnce sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

l. Income and social contribution taxes - Income and social contribution taxes on the taxable income for the period comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, which are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax loss carry forward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002.

The Company is presenting the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial position, both prepared as additional information.

3 Consolidated interim financial information

The consolidated interim information for the period ended June 30, 2003 include the interim financial information of Bahia Sul Celulose S.A. and its wholly-owned subsidiaries Bahia Sul International Trading Ltd and Bahia Sul América Inc.

(In thousands of Brazilian Reais - R$)

The consolidation process of balance sheet and statements of income is based on the horizontal sum of assets, liabilities, revenues and expenses, and the following eliminations and adjustments:

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings; and
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions.

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period			
	Three-month period ended September 30, 2003	Nine-month period ended September 30, 2003	Three-month period ended September 30, 2002	Nine-month period ended September 30, 2002
Consolidated	64,328	314,299	(5,049)	30,113
Elimination of unrealized income (loss) by the parent Company in transactions with subsidiaries, net of income and social contribution taxes	(4,803)	(5,779)	9,082	16,350
Parent Company	59,525	308,520	4,033	46,463

	Shareholders' equity	
	September 30, 2003	June 30, 2003
Consolidated	1,940,263	1,875,935
Elimination of unrealized income (loss) by the parent Company in transactions with subsidiaries, net of income and social contribution taxes	13,846	18,649
Parent Company	1,954,109	1,894,584

(In thousands of Brazilian Reais - R$)

4 Trade accounts receivable

	Parent Company		Consolidated	
	September 30, 2003	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Domestic customers	86,467	86,198	76,618	86,198
Foreign customers	250,692	200,721	115,423	104,486
Export bills discounted	(305)	(2,784)	(305)	(2,784)
Allowance for doubtful accounts	(5,271)	(4,331)	(8,055)	(7,067)
	331,583	279,804	186,681	180,833

5 Inventories

	Parent Company		Consolidated	
	September 30, 2003	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Finished goods	34,253	22,813	53,414	47,881
Work-in-process	2,045	1,947	2,045	1,947
Raw materials	19,401	18,453	19,401	18,453
Maintenance and other materials	43,773	44,766	43,773	44,766
	99,472	87,979	118,633	113,047

6 Income and social contribution taxes

Income tax - Reduction of 75% ADENE

The Company was granted an income tax rate reduction of 75% up to 2011 for pulp, and up to 2012 for paper.

(In thousands of Brazilian Reais - R$)

The income tax, resulting from this reduction, is not record as an expense in the statements of income. However, at the end of the year, and after net income is obtained, the reduction amount is recorded as a capital reserve, as a partial destination of the net income for the year, in order to comply with the legal requirement of not distributing to the shareholders the obtained reduction. The reduction amount of the reductions, for the nine-month period ended on September 30,2003, is R$ 58,254.

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective book values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company recognized tax credits on tax loss carry-forwards and negative basis of social contribution, based on its expectation of generating future taxable income, supported by a technical valuation approved by management.

Based on this study of projections for taxable income, the Company estimates that it will recover the tax credits within the limited period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 9 years. In these projections, the new incentive for reduction in income tax rates of 75% is being taken into consideration (see Note 1).

The recorded deferred income and social contribution taxes are derived from:

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Tax losses carry-forward	99,360	121,034	99,360	121,034
Negative basis of social contribution	33,790	35,594	33,790	35,594
Temporary differences	7,388	7,785	14,521	17,389
	140,538	164,413	147,671	174,017

(In thousands of Brazilian Reais - R$)

The Company presented, as of June 30, 2003, tax losses carry forward of R$ 435,707 and negative basis of social contribution of R$ 390,329.

The credits resulting from balances of tax losses carry forward and negative basis of social contribution were offset by an allowance in the amount of R$ 10,907 for both taxes, representing protection related to possible future adverse events on the realization of these deferred assets.

Income and social contribution taxes on foreign profits

The Company recorded a provision in the amount of R$ 16,243, in the Parent Company, related to income tax and social contribution on income generated by its foreign subsidiaries, in accordance with local Provisional Measure 2158-34 of June 29, 2001. These amounts are presented as current liabilities at September 30, 2003.

7 Investments - Parent Company

		Investments		Equity interest	
	Percentage held	September 30, 2003	June 30, 2003	September 30, 2003	September 30, 2002
Bahia Sul International Trading Ltd.	100.00%	101,823	458,324	(43,735)	239,128
Bahia Sul América Inc.	100.00%	7,787	7,570	(1,263)	4,254
Other investments	-	811	854	(438)	-
		110,421	466,748	(45,436)	243,382

In January 2003, the Company and its parent company Cia. Suzano de Papel e Celulose communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

(In thousands of Brazilian Reais - R$)

On April 30, 2003, subsequently to the withdraw contractual option exercised by the Company, Sonae acquired the total interest held by the Company through its wholly-owned subsidiary Bahia Sul International Trading Ltd., in the SPDF, corresponding to 49.99% of its capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

During the third quarter of 2003, the Company performed a capital reduction of its wholly - owned subsidiary Bahia Sul International Trading Ltd., in the amount of US$ 125.1 million (R$ 370.3 million), in order to repatriate these funds to Brazil.

8 Property, plant and equipment - Parent Company and Consolidated

	Useful life	September 30, 2003	June 30, 2003
Buildings	25 to 35 years	482,258	481,609
Machinery and equipment	10 to 35 years	1,714,032	1,701,341
Others	5 to 10 years	28,602	28,110
		2,224,892	2,211,060
Accumulated depreciation		(701,609)	(685,001)
Land and farms		215,961	212,393
Timber resources		248,796	239,688
Construction-in-progress		47,247	37,891
		2,035,287	2,016,031

9 Deferred charges - Parent Company and Consolidated

	September 30, 2003	June 30, 2003
Software implementation costs	23,799	23,729
Amortization	(7,452)	6,860
	16,347	16,869

(In thousands of Brazilian Reais - R$)

10 Loans and financing

	Index			Interest	Parent Company September 30, 2003	Parent Company June 30, 2003	Consolidated September 30, 2003	Consolidated June 30, 2003
Property, plant and equipment:								
BNDES - FINEM	TJLP	(1)	(2)	7% to 12% p.a.	225,758	235,190	225,758	235,190
BNDES - FINAME	TJLP	(1)	(2)	7.5% to 11.59% p.a.	4,942	5,055	4,942	5,055
BNDES - Automatic	TJLP	(1)	(2)	7.5% to 10% p.a.	1,114	1,300	1,114	1,300
Working capital:								
Advances on export contracts	US$			4.85% to 9.15% p.a.	739,667	732,019	740,935	732,019
Eurobonds	US$	(3)		10.625% p.a.	299,847	301,693	-	-
Syndicated loan	US$	(3)		LIBOR + 2.6 % p.a	-	-	221,271	295,780
Loan with Companhia Suzano de Papel e Celulose	TJLP	(1)		11% p.a.	14,652	14,079	14,652	14,079
Imports financing	US$			7.1% p.a	845	830	845	830
					1,286,825	1,290,166	1,209,517	1,284,253
Current liabilities					822,864	449,540	745,556	443,627
Noncurrent liabilities					463,961	840,626	463,961	840,626
The loans and financing mature as follows:								
2004					27,808	403,405		
2005					209,901	206,363		
2006					155,475	152,850		
2007					25,178	24,637		
2008 onward					45,599	53,371		
					463,961	840,626		

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Financing is secured by guarantees from its shareholder Companhia Suzano de Papel e Celulose and/or by mortgages of plant, rural properties and timbers and pledges of the financed assets; and

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the Eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for a cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary up to its maturity date in July 2004.

(In thousands of Brazilian Reais - R$)

11 Related parties

	Subsidiary	Parent Company	
	Bahia Sul International Trading, Ltd	**Cia. Suzano de Papel e Celulose**	**Total**
Trade accounts receivable	251,001	6,850	257,851
Current and non-current loans and financing	299,847	14,652	314,499
Net sales	368,956	42,838	411,794
Financial (expenses) income	(23,337)	1,835	(21,502)

The parent company Cia. Suzano de Papel e Celulose (Suzano) contracted an export financing operation in the amount equivalent to US$ 200 million, based on export receivables, which are being transferred by the Company. During the first quarter of 2003, the Company transferred exports to Suzano in the amount of R$ 109,112.

12 Provision for contingencies - Parent Company and Consolidated

	September 30, 2003	June 30, 2003
Taxes and social security	31,197	32,875
Labor	5,108	5,108
	36,305	37,983

Provision for contingencies was recorded for possible losses in the administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

(In thousands of Brazilian Reais - R$)

13 Accounts payable - Land and forests

During 2002, the Company acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, which are payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at September 30, 2003, amount to R$ 24,934 and R$ 40,703, respectively (R$ 31,518 and R$ 44,635 at June 30, 2003).

14 Financial instruments

Considering the requirements of the Normative Instruction no. 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of September 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

In order to minimize interest rate risks, the Company performed swap operations, changing floating interest rates into fixed rates, in order to hedge its foreign currency loans up to the limit of US$ 120 million.

The gains and losses on derivative operations, performed during the first nine-months of 2003, were recognized in the interim financial information.

Also, in order to limitate the effects of foreign exchange rate variation, the Company performed, during this quarter, derivative operations (currency terms - NDF) in the amount of US$ 125,1 million, which are related to the return of the funds for the Portucel investment (note 7).

15 Guarantees

At September 30, 2003, the Company had outstanding "vendor" operations with its clients in the amount of R$ 48,279 (R$ 60,478 at June 30, 2002), in which the Company participated as an intervening guarantor.

Bahia Sul Celulose S.A.

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information

Statements of changes in financial position

	Parent company		Consolidated	
	Nine-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Source of funds				
From operations				
Net profit for the period	308,520	46,463	314,299	30,113
Items not affecting working capital				
Depreciation, amortization and depletion	71,213	67,563	71,213	67,563
Net book value of permanent assets disposed of	7,297	1,551	7,297	1,551
Deferred income and social contribution taxes	46,482	(69,838)	49,461	(77,044)
Interest on equity in subsidiares	45,436	(243,382)	438	-
Provision for contingencies	6,955	5,217	6,955	5,217
Interest, exchange variation and monetary variations of noncurrent assets and liabilites	(154,639)	395,003	(154,639)	161,118
From third parties				
Noncurrent loans and financing	158,817	222,586	158,817	222,586
Noncurrent accounts payable	-	70,096	-	70,096
Capital Reduction on Subsidiares	370,266	-	-	-
Transfer of noncurrent assets	-	6,209	-	6,209
	860,347	501,467	453,841	487,409
Applications of funds				
Permanent assets				
Increase in investments	35	301,976	35	200
Increase in property, plant and equipament	97,229	155,674	97,229	155,674
Increase in deferred charges	1,545	2,578	1,545	2,578
	98,809	460,228	98,809	158,452
Noncurrent assets	19,075	11,320	19,075	11,320
Transfer of noncurrent liabilities to current liabilities	611,208	136,030	611,208	136,030
	729,092	607,578	729,092	305,802
Increase (decrease) in working capital	131,255	(106,111)	(275,251)	181,607
Changes in working capital				
Current assets	430,501	94,891	(59,465)	91,861
Current liabilities	(299,246)	(201,002)	(215,786)	89,746
	131,255	(106,111)	(275,251)	181,607

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information

Statements of cash flows

	Parent company		Consolidated	
	Nine-month period ended September 30,		Nine-month period ended September 30,	
	2003	2002	2003	2002
Cash flows from operating activity				
Net profit for the period	308,520	46,463	314,299	30,113
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, depletion and amortization	71,213	67,563	71,213	67,563
Result on sale of fixed assets	(2,065)	912	(2,065)	912
Equity interest in subsidiaries	45,436	(243,382)	438	-
Deferred income and social contribution taxes	89,644	(68,421)	92,623	(75,627)
Interest, exchange and monetary variation charges	(175,038)	584,587	(176,444)	362,942
Provision for contingencies	6,955	5,217	6,955	5,217
Changes in operating assets and liabilities (short-term and long-term)				
Increase in trade accounts receivable	(24,991)	(133,401)	(6,932)	(51,366)
Increase in inventories	(21,313)	(3,384)	(14,619)	(11,791)
Increase in other current and noncurrent assets	(25,490)	(13,472)	(19,831)	(26,764)
Increase in suppliers	8,420	28,661	215	29,530
Increase (decrease) in income and social contribution taxes	16,237	9,290	16,237	9,290
Decrease (increase) in other currents liabilities	(34,978)	74,353	(37,148)	72,828
Net cash from operating activities	262,550	354,986	244,941	412,847
Cash flows from investing activities				
Acquisition of property, plant and equipament and deferred charges	(98,774)	(158,252)	(98,774)	(158,252)
Acquisition of investments	(35)	(301,976)	(35)	(200)
Capital reduction in subsidiares	370,267	-	-	-
Credit from disposal of investments	-	-	503,287	-
Proceeds generated from sale of fixed assets	9,362	639	9,362	639
Net cash from (used in) investing activities	280,820	(459,589)	413,840	(157,813)
Cash flows from financing activities				
Dividend paid	(43,734)	(11,065)	(43,734)	(11,065)
Proceeds from loans and financing	297,807	404,556	297,807	404,556
Payments on loans and financing	(376,499)	(337,726)	(448,177)	(640,057)
Net cash from (used in) financing activities	(122,426)	55,765	(194,104)	(246,566)
Increase (decrease) in cash and cash equivalents				
At the beginning of the year	206,942	237,769	302,263	341,723
At the end of the year	627,886	188,931	766,940	350,191
Increase (decrease) in cash and cash equivalents	420,944	(48,838)	464,677	8,468

Consolidated interim financial information

Consolidated balance sheets - Assets

Consolidated balance sheets - Liabilities and shareholders' equity

Consolidated statements of income

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2003**	**June 30, 2003**
Current assets	1,131,743	1,151,933
Cash and cash equivalents	26,473	8,470
Interest earning bank deposits	740,467	791,104
Trade accounts receivable	186,681	180,833
Inventories	118,633	113,047
Other accounts receivable	4,715	8,423
Recoverable taxes	8,942	7,553
Deferred income and social contribution taxes	40,955	42,358
Prepaid expenses	4,877	145
Noncurrent assets	159,574	177,418
Deferred income and social contribution taxes	106,716	131,659
Advances to timber producers	38,775	32,230
Judicial deposits	14,083	13,529
Permanent assets	2,052,445	2,033,754
Investments	811	854
Property, plant and equipment	2,035,287	2,016,031
Deferred charges	16,347	16,869
	3,343,762	3,363,105

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	September 30, 2003	June 30, 2003
Current liabilities	862,530	563,926
Loans and financing	745,556	443,627
Trade accounts payable	37,467	34,293
Taxes payable other than on income	4,635	3,915
Income and social contribution taxes	16,975	19,731
Dividends payable	10	12
Accrued salaries and payroll taxes	18,640	13,832
Other accounts payable	39,247	48,516
Noncurrent liabilities	540,969	923,244
Loans and financing	463,961	840,626
Provision for contingencies	36,305	37,983
Accounts payable	40,703	44,635
Shareholders' equity	1,940,263	1,875,935
Share capital	1,238,024	1,238,024
Capital reserves	91,783	91,783
Profit reserves	315,782	315,782
Accumulated profit	294,674	230,346
	3,343,762	3,363,105

See the accountants' review report and accompanying notes to the interim financial information.

Bahia Sul Celulose S.A.

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$)

	Three-month period ended September 30		Nine-month period ended September 30	
	2003	**2002**	**2003**	**2002**
Net sales	261,400	246,781	801,181	637,027
Cost of goods sold	(129,447)	(119,238)	(361,635)	(329,417)
Gross profit	131,953	127,543	439,546	307,610
Selling expenses	(8,824)	(9,029)	(24,979)	(23,272)
General and administrative expenses	(11,137)	(13,337)	(45,578)	(34,023)
Financial income	28,830	286,118	(22,241)	367,568
Financial expenses	(47,528)	(467,630)	98,274	(653,890)
Other operating income, net	1,790	1,530	5,532	4,548
Interest on equity in subsidiaries	(78)	412	(438)	-
Operating profit (loss)	95,006	(74,393)	450,216	(31,459)
Nonoperating income (expense)	686	(311)	2,065	(912)
Profit (loss) before income and social contribution taxes	95,692	(74,704)	452,281	(32,371)
Income and social contribution taxes	(31,364)	69,655	(137,982)	62,484
Net profit (loss) for the period	64,328	(5,049)	314,299	30,113

See the accountants' review report and accompanying notes to the interim financial information.

RECEIVED
2004 MAY 19 P 4:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Consolidated Quarterly Financial Information

Bahia Sul Celulose S.A.

March 31, 2004

BAHIA SUL CELULOSE S.A.

CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

March 31, 2004

Contents

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Management and Shareholders
Bahia Sul Celulose S.A.

1. We have performed a special review of the Quarterly Financial Information of Bahia Sul Celulose S.A. and the consolidated balance sheets of Bahia Sul Celulose S.A. and subsidiaries for the quarter ended March 31, 2004, including the balance sheets, statements of income, report on the Company's performance and other relevant information, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries and discussions with the management responsible for the Company's accounting, financial and operational areas in respect to the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or could have relevant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM).

4. The financial information for the year ended December 31, 2003, presented for comparative purposes was audited by other independent auditors who issued an unqualified opinion on February 16, 2004. The Quarterly Financial Information for the three-month period ended March 31, 2003, also presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified special review report on April 30, 2003.

5. Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of changes in financial position and of cash flow for the quarter ended March 31, 2004, which are presented to provide supplementary information about the Company and its subsidiaries are not required as an integral part of the Quarterly Financial Information. These statements for the quarter ended March 31, 2004 were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the quarter ended March 31, 2004, taken as a whole.

Salvador, April 27, 2004

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6-F-BA

Idésio S. Coelho Jr.
Partner
Contador CRC 1SP163904/O-0-S-BA

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

BAHIA SUL CELULOSE S.A.

BALANCE SHEETS
March 31, 2004 and December 31, 2003
(In thousands of reais)

	Company		Consolidated	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
	(Unaudited)		(Unaudited)	
Assets				
Current assets:				
Cash and marketable securities	**657,972**	670,437	**772,375**	797,047
Trade accounts receivable	**313,794**	328,029	**190,864**	194,306
Inventories	**109,384**	104,894	**129,076**	124,451
Other accounts receivable	**1,455**	3,039	**12,021**	9,473
Recoverable taxes	**15,538**	13,089	**15,538**	13,089
Deferred income and social contribution taxes	**26,135**	26,163	**26,135**	26,163
Prepaid expenses	**740**	2,546	**740**	2,546
Total current assets	**1,125,018**	1,148,197	**1,146,749**	1,167,075
Noncurrent assets:				
Recoverable taxes	**3,548**	3,654	**3,548**	3,654
Deferred income and social contribution taxes	**83,131**	93,354	**89,639**	100,037
Judicial deposits	**15,778**	15,042	**15,778**	15,042
Advances to suppliers	**51,227**	46,250	**51,227**	46,250
Other accounts receivable	**5,959**	3,074	**5,959**	3,074
	159,643	161,374	**166,151**	168,057
Permanent assets:				
Investments	**115,763**	106,470	**709**	777
Property, plant and equipment	**2,084,232**	2,051,816	**2,084,232**	2,051,816
Deferred charges	**15,158**	15,753	**15,158**	15,753
	2,215,153	2,174,039	**2,100,099**	2,068,346
Total assets	**3,499,814**	3,483,610	**3,412,999**	3,403,478

	Company		Consolidated	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
	(Unaudited)		(Unaudited)	
Liabilities and shareholders' equity				
Current liabilities:				
Trade accounts payable	**37,112**	42,069	**38,519**	53,374
Loans and financing	**830,305**	862,012	**752,869**	781,230
Taxes payable other than on income	**10,273**	8,026	**10,273**	8,026
Accrued salaries and payroll taxes	**12,792**	14,772	**12,792**	14,772
Accounts payable	**47,753**	49,854	**49,609**	52,174
Dividends payable	**39,979**	40,230	**39,979**	40,230
Total current liabilities	**978,214**	1,016,963	**904,041**	949,806
Noncurrent liabilities:				
Loans and financing	**410,224**	437,128	**410,224**	437,128
Provision for contingencies	**24,885**	24,478	**24,885**	24,478
Others	**28,894**	32,842	**28,894**	32,842
	464,003	494,448	**464,003**	494,448
Shareholders' equity:				
Capital	**1,238,024**	1,238,024	**1,238,024**	1,238,024
Capital reserves	**169,462**	169,462	**169,462**	169,462
Income reserves	**564,713**	564,713	**551,738**	551,738
Retained earning	**85,398**	-	**85,731**	-
	2,057,597	1,972,199	**2,044,955**	1,959,224
Total liabilities and shareholders' equity	**3,499,814**	3,483,610	**3,412,999**	3,403,478

See accompanying notes.

BAHIA SUL CELULOSE S.A.

STATEMENTS OF INCOME
Three months ended March 31, 2004 and 2003
(In thousands of reais, except income per share)

	Company		Consolidated	
	Three Months Ended March 31,			
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross sales	**277,820**	266,776	**284,144**	280,802
Sales deductions	**(6,419)**	(13,971)	**(6,419)**	(13,971)
Net sales	**271,401**	252,805	**277,725**	266,831
Cost of goods sold	**(117,503)**	(91,705)	**(140,045)**	(108,166)
Gross profit	**153,898**	161,100	**137,680**	158,665
Operating income (expenses):				
Selling expenses	**(28,516)**	(19,507)	**(8,450)**	(6,033)
General and administrative expenses	**(14,910)**	(18,724)	**(15,101)**	(18,827)
Financial income	**17,218**	1,022	**19,078**	(3,296)
Financial expenses	**(32,976)**	30,005	**(28,620)**	33,783
Other operating income	**1,317**	1,600	**1,317**	2,079
Equity interest in subsidiaries and affiliates	**9,293**	7,895	**(68)**	-
	(48,574)	2,291	**(31,844)**	7,706
Operating income	**105,324**	163,391	**105,836**	166,371
Nonoperating income, net	**2,388**	1,222	**2,388**	1,222
Income before income and social contribution taxes	**107,712**	164,613	**108,224**	167,593
Income and social contribution taxes	**(22,314)**	(62,209)	**(22,493)**	(63,278)
Net income for the period	**85,398**	102,404	**85,731**	104,315
Number of shares (in thousands)	**3,221,860**	3,221,860	**3,221,860**	3,221,860
Net income per share	**0.02651**	0.03178	**0.02661**	0.03238

See accompanying notes.

BAHIA SUL CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(UNAUDITED)

1. Operations

The Company's operations consist of the manufacture and sale, locally and abroad, of short fiber pulp and paper for printing and writing, as well as the development and maintenance of forests for lumber, used by the Company or sold to third parties.

Its products are sold abroad through its wholly-owned subsidiaries Bahia Sul International Trading Ltd. and Bahia Sul América Inc. incorporated respectively in the Cayman Islands and Delaware, USA.

The Company is established in a tax incentive area (former SUDENE) and gained income tax exemption for a period of ten years up to December 31, 2001 for pulp production, and up to December 31, 2002 for paper production.

The Company obtained from ADENE (former SUDENE) a tax incentive with a 75% reduction of the income tax for a 10-year period starting in 2002 for pulp and 2003 for paper, applicable to the operating profit generated during that period of time.

2. Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the regulations established by the Brazilian Securities and Exchange Commission (CVM).

Summary of Principal Accounting Practices

a) Income statement

Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

BAHIA SUL CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

2. **Presentation of the Quarterly Financial Information** (Continued)

b) Accounting estimates

Accounting estimates were based on objective and subjective aspects, considering management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the definition of useful lives of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, contingencies and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statement of income. Assets and liabilities of foreign subsidiaries and affiliates were translated into reais at the foreign exchange rate in force at the balance sheet date.

d) Derivative financial instruments

Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet date. Derivative financial instruments aim to minimize the risks involved in loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e) Marketable securities

Marketable securities are recorded at cost, plus income accrued to the balance sheet date, not exceeding market value.

2. Presentation of the Quarterly Financial Information (Continued)

f) Allowance for doubtful accounts

Allowance for doubtful accounts is established at an amount considered sufficient by management to cover any possible losses on the collection of accounts receivable.

g) Inventories

Inventories are stated at average acquisition or production cost, not exceeding market value.

h) Investments

Investments in subsidiaries and affiliates are valued using the equity method.

i) Property, plant and equipment

Property, plant and equipment are recorded at the acquisition, development or construction cost (including interest and other financial charges). Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 9, considering the estimated useful lives of the assets.

Reforestation costs include acquisition, development and maintenance expenses. Depletion is calculated in accordance with the harvests, based on the average cost of the forests.

j) Deferred charges

Deferred charges are recorded at purchase and development cost, less amortization, which is calculated using the straight-line method over a maximum period of 10 years.

k) Rights and obligations

Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued to the balance sheet date.

2. Presentation of the Quarterly Financial Information (Continued)

l) Provisions

Provision are recognized in the balance sheet when the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

m) Noncumulative PIS/COFINS

Tax debits arising from the sale of products and tax credits relating to the purchase of raw materials, services and other materials to be used in production, as well as to initial inventory balances and to depreciation costs, as established by Laws No. 10637/02 and No. 10833/03, are charged to the income statement for the period as deductions from sales. Tax debits and credits referring respectively to financial income and expenses are deducted from these items in the statement of income.

n) Income and social contribution taxes

Income and social contribution taxes on the income for the period comprises current and deferred taxes.

Current tax is the expected tax payable on the taxable income for the year, using tax rates in force at the balance sheet date. Current tax rates are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional 10%).
- Social contribution tax - Computed at the rate of 9% of adjusted net income.

The deferred tax asset resulting from tax losses carryforward, negative basis of social contribution and temporary differences was determined in accordance with CVM Instruction 371/02.

2. Presentation of the Quarterly Financial Information (Continued)

o) Statements of cash flows and changes in financial position

The statements of cash flows (prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors) and the statements of changes in financial position (parent company and consolidated) are being presented as supplementary information.

3. Consolidated Quarterly Financial Information

The accounting policies have been consistently applied by the consolidated companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Bahia Sul Celulose S.A. and its wholly-owned subsidiaries Bahia Sul Trading Ltd. and Bahia Sul América Inc.

The consolidation process for the balance sheet and statements of income is based on the combination of assets, liabilities, revenues and expenses followed by eliminations and adjustments as described below:

a) Elimination of intercompany asset and liability account balances;

b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;

c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions; and

d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheet.

The financial period of the subsidiaries included in the consolidated financial statements is the same as that of the Parent company.

(In thousands of reais)

3. Consolidated Quarterly Financial Information (Continued)

Reconciliation of net income for the period and shareholders' equity between consolidated and parent company:

	Net income		Shareholders' equity	
	Three Months Ended March 31		March 31,	December 31,
	2004	2003	2004	2003
Consolidated	**85,731**	104,315	**2,044,955**	1,959,224
Elimination of (unearned) earned income recorded by parent company in transactions with subsidiaries	**(508)**	(2,899)	**12,467**	19,658
Income and social contribution taxes on the eliminations above	**175**	988	**175**	(6,683)
Company	**85,398**	102,404	**2,057,597**	1,972,199

4. Cash and Marketable Securities

	Company		Consolidated	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Cash and banks	**508**	2,781	**8,410**	26,801
Marketable securities	**657,464**	667,656	**763,965**	770,246
	657,972	670,437	**772,375**	797,047

The marketable securities refer substantially to bank deposit certificates remunerated at rates that vary from 99% to 102% of the Brazilian Interbank Deposit Certificate (CDI) rate, Certificates of Bank Deposits with swap for US dollars at an average rate of 3.42% per annum plus exchange variations of the US dollar, and overseas deposits remunerated at the average rate of 0.9% per annum plus exchange variation of the US dollar.

(In thousands of reais)

5. Trade Accounts Receivable

	Company		Consolidated	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Domestic receivable	**63,636**	73,374	**63,636**	73,374
Foreign receivable:				
Subsidiaries	**257,995**	246,029	**-**	-
Third parties	**3,188**	13,541	**141,023**	128,599
Discounted export receivable	**(8,999)**	(2,889)	**(8,999)**	(2,889)
Allowance for doubtful accounts	**(2,026)**	(2,026)	**(4,796)**	(4,778)
	313,794	328,029	**190,864**	194,306

6. Inventories

	Company		Consolidated	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Finished goods	**30,800**	33,716	**50,492**	53,273
Work in process	**3,981**	1,745	**3,981**	1,745
Raw materials	**21,093**	20,635	**21,093**	20,635
Maintenance and other materials	**53,510**	48,798	**53,510**	48,798
	109,384	104,894	**129,076**	124,451

7. Income and Social Contribution Taxes

Income tax - Reduction of 75% ADENE

The Company was granted with an income tax rate reduction of 75% up to 2011 for pulp, and up to 2012 for paper.

Income tax expense is recorded net of such incentive. However, at the end of the year, and after net income is determined, the reduction amount is appropriated to a capital reserve, as a partial allocation of net income for the year, in compliance with the legal requirement that prevents distribution of this amount in the form of dividends. The reduction amount in the first quarter of 2004 was R$ 15,509.

(In thousands of reais)

7. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective book values.

The recorded deferred income and social contribution taxes are derived from:

	Company		Consolidated	
	March 31, 2004	**December 31, 2003**	**March 31, 2004**	**December 31, 2003**
Tax loss carryforward	**75,335**	83,618	**75,335**	83,618
Negative basis of social contribution	**27,729**	30,336	**27,729**	30,336
Tax credits on temporary differences	**6,202**	5,563	**12,710**	12,246
	109,266	119,517	**115,774**	126,200
Less current assets	**26,135**	26,163	**26,135**	26,163
Noncurrent assets	**83,131**	93,354	**89,639**	100,037

The Company presented, at March 31, 2004, tax loss carryforward relating to income taxes of R$ 333,128 (R$ 373,726 in December 2003), and relating to negative bases of social contribution tax of R$ 317,942 (R$ 348,703 in December 2003).

The balances of tax loss carryforward were offset by an allowance in the amount of R$ 8,832 at March 31, 2004 for both taxes, to face possible adverse events on the realization of these deferred assets.

In accordance with CVM Instruction 371/02, and based on expected future taxable income, as determined in a technical study approved by the Board of Directors, the Company recognized tax credits on income tax loss carryforwards and negative basis of social contribution tax, with no statutory limitation. The carrying value of the deferred tax asset is reviewed annually by the Company and the related adjustments are immaterial vis-à-vis the Company's initial forecast. This analysis takes into consideration the new income tax reduction of 75% (see Note 1).

(In thousands of reais)

7. Income and social contribution taxes (Continued)

Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Company		Consolidated	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
2004	**15,737**	26,163	**15,737**	26,163
2005	**20,672**	20,672	**20,672**	20,672
2006	**17,898**	17,898	**17,898**	17,898
2007	**9,414**	9,414	**9,414**	9,414
2008	**10,512**	10,512	**10,512**	10,512
2009 to 2012	**35,033**	34,858	**41,541**	41,541
	109,266	119,517	**115,774**	126,200

The expected recoverability of the tax credits is based on the projections of future taxable income, taking into consideration various business and financial assumptions at yearend. Accordingly, these estimates may differ from the effective taxable income in the future due to the inherent uncertainties involving these estimates.

8. Investments - Company

	Subsidiaries			Affiliated Company	
	Bahia Sul International Trading Ltd	Bahia Sul America Inc.	Bahia Sul Holding	Pakprint S.A.	Total
a) Participation held					
At March 31, 2004 and December 31, 2003					
Voting capital	100%	100%	100%	10%	
b) Subsidiaries information					
Adjusted net equity	107,174	7,879	-	5,354	
Adjusted net income	8,947	38	-	(79)	
c) Investments					
Balances at December 31, 2002	**515,824**	**9,050**	**-**	**1,240**	**526,114**
Acquisitions and subscriptions	-	-	174	90	264
Capital decrease	(370,267)	-	-	-	(370,267)
Equity interest	(47,652)	(1,262)	-	(527)	(49,441)
Other	-	-	-	(200)	(200)
Balances at December 31, 2003	**97,905**	**7,788**	**174**	**603**	**106,470**
Equity interest	9,270	91	-	(68)	9,293
Balances at March 31, 2004	**107,175**	**7,879**	**174**	**535**	**115,763**

(In thousands of reais)

9. Property, Plant and Equipment - Company and Consolidated

	Average annual depreciation rate	March 31, 2004 Cost	March 31, 2004 Accumulated Depreciation	March 31, 2004 Net	December 31, 2003 Net
Buildings	3.01%	481,775	(169,249)	312,526	316,813
Machinery and equipment	3.03%	1,721,462	(546,518)	1,174,944	1,184,827
Other depreciable assets	19.28%	29,733	(18,470)	11,263	11,093
Land and farms	-	216,937	-	216,937	216,742
Timberland	-	255,414	-	255,414	254,132
Construction in progress	-	113,148	-	113,148	68,209
		2,818,469	(734,237)	2,084,232	2,051,816

10. Deferred Charges - Company and Consolidated

	March 31, 2004 Cost	March 31, 2004 Accumulated Amortization	March 31, 2004 Net	December 31, 2003 Net
Software implementation costs	23,799	(8,641)	15,158	15,753
	23,799	(8,641)	15,158	15,753

(In thousands of reais)

11. Loans and Financing

	Index	Average Annual Interest rate	Company March 31, 2004	Company December 31, 2003	Consolidated March 31, 2004	Consolidated December 31, 2003
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1)(2) 9.96%	**206,642**	196,113	**206,642**	196,113
BNDES – Finem	Basket of currencies	(1)(2) 8.87%	**22,763**	18,784	**22,763**	18,784
BNDES – Finame	TJLP	(1)(2) 9.03%	**5,358**	5,571	**5,358**	5,571
BNDES – Automatic	TJLP	(1)(2) 8.00%	**855**	987	**855**	987
For working capital:						
Advances on export contracts	US$	4.76%	**698,838**	769,212	**700,019**	771,870
Eurobonds	US$	(3) 10.625%	**298,586**	304,184	**-**	-
Syndicated loan	US$	(3) 3.81%	**-**	-	**219,969**	220,744
Imports financing	US$	3.97%	**7,487**	4,289	**7,487**	4,289
			1,240,529	1,299,140	**1,163,093**	1,218,358
Less current liabilities			**830,305**	862,012	**752,869**	781,230
Noncurrent liabilities			**410,224**	437,128	**410,224**	437,128

Long-term loans and financing mature as follows:	March 31, 2004	December 31, 2003
April to December 2005	**154,278**	211,244
2006	**157,765**	155,348
2007	**29,381**	25,217
2008	**15,217**	10,427
2009 onwards	**53,583**	34,892
	410,224	437,128

1) Capitalization term that corresponds to the portion of 6% p.a. exceeding the long-term interest rate (TJLP) published by the Brazilian Central Bank.

2) Financing is secured by mortgages on plant, rural properties and timberland, and guarantees of the financed assets.

3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading Ltd. obtained foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing matures in a three-year period, which is the same period that the Eurobonds are due, and bears interest at the LIBOR plus 2.60% p.a. During the third quarter of 2003 it was prepaid US$ 25 million for such financing. The Eurobonds will be held until maturity (July 2004) by the aforementioned wholly-owned subsidiary.

(In thousands of reais)

12. Related Parties

	Assets		Liabilities				
	Current		Current				
	Trade accounts receivable	Other	Accounts payable	Dividends	Eurobonds	Sales of products and services	Financial charges
Consolidated companies:							
Bahia Sul International Trading Ltd	257,995	-	-	-	298,586	152,454	(7,709)
	257,995	-	-	-	298,586	152,454	(7,709)
Non-consolidated companies:							
Cia Suzano de Papel e Celulose	8,416	10,631	-	37,513	-	48,252	1,237
Sun Paper & Board	25,806	-	-	-	-	22,602	-
Nemotrade Corporation	4,839	-	655	-	-	2,111	-
SPP Agaprint Indl. e Coml. Ltda	5,199	-	5	-	-	2,215	-
Consolidated	44,260	10,631	660	37,513	-	75,180	1,237
Company	302,255	10,631	660	37,513	298,586	227,634	(6,472)

Significant assets and liabilities at March 31, 2004, as well as the transactions that influenced the income for the period, related to operations with related parties, result from transactions between the Company and its subsidiary Bahia Sul International Trading Ltd and with its parent company Cia. Suzano de Papel e Celulose and its other subsidiaries, which were substantially performed under normal market conditions for the respective types of transactions.

The parent company Cia. Suzano de Papel e Celulose contracted export financing in an amount equivalent to US$ 200 million, guaranteed by exports receivable that are being transferred to it by the Company. In the first quarter of 2004, the Company transferred exports to Suzano in the amount of R$ 29,760 (R$ 162,385 in 2003).

13. Provision for Contingencies - Company and Consolidated

	March 31, 2004	December 31, 2003
Taxes:		
PIS/COFINS	**15,358**	14,936
ICMS	**3,000**	3,000
	18,358	17,936
Labor and civil	**6,527**	6,542
	24,885	24,478

(In thousands of reais)

13. Provision for Contingencies - Company and Consolidated (continued)

These provisions are recognized to provide for probable losses in administrative and civil cases relating to tax, civil and labor claims considered as probable losses at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

PIS/COFINS

A provision recognized for unpaid PIS and COFINS in view of the legal discussion regarding the tax calculation basis (charged on other income). As of March 31, 2004, the Company has judicial deposits in the amount of R$ 1,573 for PIS and R$ 13,049 for COFINS.

ICMS

Provisions related to tax delinquency notices currently being contested or appealed against.

14. Accounts Payable - Land and Forests

In 2002, the Company acquired land and the eucalyptus forests planted on it, in the region of São Mateus - ES, which are payable in installments through the end of 2007. The amounts related to this acquisition, presented in current and noncurrent liabilities at March 31, 2004, amount to R$ 25,179 and R$ 28,894, respectively (R$ 32,770 and R$ 32,842 in December 2003).

15. Shareholders' Equity

At December 31, 2003, subscribed and paid-in capital is represented by 1,364,356,856 common shares, 1,833,313,825 class "A" preferred shares, and 24,189,019 class "B" preferred shares, with no par value.

Preferred shares have no voting rights, however, their holders have priority in capital reimbursement in the event of Company liquidation. Class "A" preferred shares are entitled to dividends 10% greater than those paid on common stock, as provided for in item I of article 17 of Law No. 6404/76, reworded by Law No. 9457/97. Class "B" preferred shares are entitled to a prioritary dividend corresponding to 6% of the capital represented by this class of shares. The bylaws stipulate mandatory payment of a minimum 25% dividend, calculated on net income for the year adjusted in accordance with the provisions of Law No. 6404/76, article 202.

16. Financial instruments

a) Valuation

The financial instruments included in the balance sheet, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values.

b) Credit risk

The sales policies of the Company and of its subsidiaries are subordinated to credit policies determined by management and aim at minimizing any problems arising from customer default. This objective is attained by management through careful selection of the customer portfolio, which takes into consideration payment ability (credit analysis) and sales diversification (risk dilution).

c) Exchange and interest risk

The results of the Company and its subsidiaries are subject to significant variations, as their liabilities are substantially indexed to foreign currencies, particularly the U.S. dollar, and thereby subject to respective exchange rate volatility.

In order to minimize interest rate risks, the Company performed swap transactions, exchanging floating interest rates to fixed rates, to hedge its foreign currency loans up to the limit of a notional amount of US$ 115.4 million.

Also, in order to limit the effects of foreign exchange rate variation, the Company performed derivative operations (currency terms - NDF) in the notional amount of US$ 105.3 million.

The results determined up to March 31, 2004 from the operations with derivatives were recognized in the financial statements.

(In thousands of reais)

16. Net Financial Result

	Company		Consolidated	
	Three Months Ended March 31,			
	2004	2003	2004	2003
Interest income	**25,823**	8,561	**27,318**	8,290
Loss on swap transactions	**(10,574)**	-	**(10,574)**	-
Gain on monetary and exchange variations	**1,969**	(7,539)	**2,334**	(11,586)
Financial income	**17,218**	1,022	**19,078**	(3,296)
Interest expenses	**(21,339)**	(27,548)	**(13,852)**	(22,247)
Loss on monetary and exchange variations	**(9,776)**	59,108	**(9,792)**	57,663
Loss on swap transactions	**(1,653)**	-	**(3,013)**	-
Other financial expenses	**(208)**	(1,555)	**(1,963)**	(1,633)
Financial expenses	**(32,976)**	30,005	**(28,620)**	33,783
Financial result, net	**(15,758)**	31,027	**(9,542)**	30,487

17. Statements of EBITDA (Unaudited and Not Reviewed)

	Company		Consolidated	
	Three Months Ended March 31,			
	2004	2003	2004	2003
Operating income	**105,324**	163,391	**105,836**	166,371
Financial expenses	**32,976**	(30,005)	**28,620**	(33,783)
Financial income	**(17,218)**	(1,022)	**(19,078)**	3,296
Equity interest in subsidiaries	**(9,293)**	(7,895)	**68**	-
Depreciation, depletion and amortization	**24,006**	24,076	**24,006**	24,076
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	**135,795**	148,545	**139,452**	159,960

(In thousands of reais)

18. Guarantees

At March 31, 2004, there were outstanding vendor operations with its customers in the amount of R$ 53,288 (R$ 60,235 in December 2003), in which the Company participated as a guarantor.

19. Commitments

The Company signed a loan agreement with Aracruz Celulose S.A. for the loan of up to 1,900 thousand cubic meters of eucalyptus timber to be harvested by Aracruz Celulose S.A. up to December 31, 2004. The agreement provides for the return of an equivalent volume in similar operational conditions to occur between 2006 and 2008. The Company records the receivable, related to the volume already delivered to Aracruz Celulose S.A. in the amount of R$ 5,539 (R$ 2,653 in December 2003), in noncurrent assets.

BAHIA SUL CELULOSE S.A.

SUPPLEMENTARY INFORMATION
Statements of Changes in Financial Position
(In thousands of reais)
(UNAUDITED)

	Company		Consolidated	
	Three Months Ended March 31,			
	2004	2003	**2004**	2003
WORKING CAPITAL PROVIDED BY:				
Operations:				
Net income for the period	**85,398**	102,404	**85,731**	104,315
Items not affecting working capital:				
Depreciation, depletion and amortization	**24,006**	24,076	**24,006**	24,076
Net book value of permanent assets disposed	**7,464**	2,456	**7,464**	2,456
Deferred income and social contribution taxes	**10,223**	29,766	**10,398**	30,754
Equity interest in subsidiaries and affiliates	**(9,293)**	(7,895)	**68**	-
Provision for contingencies	**407**	7,035	**407**	7,035
Exchange and monetary variations and long-term interest, net	**4,032**	(42,954)	**4,032**	(42,954)
Working capital provided by operations	**122,237**	114,888	**132,106**	125,682
Third parties:				
Noncurrent loans and financing	**71,248**	40,530	**71,248**	40,530
TOTAL WORKING CAPITAL PROVIDED	**193,485**	155,418	**203,354**	166,212
WORKING CAPITAL USED FOR:				
Increase in investments	**-**	174	**-**	174
Increase in property, plant and equipment	**63,291**	22,450	**63,291**	22,450
Increase in deferred charges		394		394
	63,291	23,018	**63,291**	23,018
Noncurrent assets	**8,493**	5,173	**8,493**	5,173
Transfer from noncurrent to current liabilities	**106,131**	101,284	**106,131**	101,284
TOTAL WORKING CAPITAL USED	**177,915**	129,475	**177,915**	129,475
INCREASE IN WORKING CAPITAL	**15,570**	25,943	**25,439**	36,737
CHANGES IN WORKING CAPITAL				
Current assets	**(23,179)**	20,679	**(20,326)**	30,689
Current liabilities	**38,749**	5,264	**45,765**	6,048
INCREASE IN WORKING CAPITAL	**15,570**	25,943	**25,439**	36,737

BAHIA SUL CELULOSE S.A.

SUPPLEMENTARY INFORMATION (Continued)
Statements of Cash Flows
(In thousands of reais)
(UNAUDITED)

	Company		Consolidated	
	Three Months Ended March 31,			
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income for the period	**85,398**	102,404	**85,731**	104,315
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, depletion and amortization	**24,006**	24,076	**24,006**	24,076
Income on sale of property, plant and equipment	**(2,388)**	(1,222)	**(2,388)**	(1,222)
Equity interest in subsidiaries and affiliates	**(9,293)**	(7,895)	**68**	-
Deferred income and social contribution taxes	**10,251**	39,922	**10,426**	40,910
Interest, exchange and monetary variation, net	**9,574**	(63,243)	**9,090**	(60,745)
Provision for contingencies	**407**	(123)	**407**	(4,218)
Changes in assets and liabilities related to operations:				
Increase in trade accounts receivable	**14,235**	33,576	**3,442**	11,397
Increase in other current and noncurrent assets	**(12,041)**	(17,687)	**(16,308)**	(7,559)
(Increase) decrease in other current and noncurrent liabilities	**(22,567)**	7,387	**(29,098)**	10,697
Net cash from operating activities	**97,582**	117,195	**85,376**	117,651
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in investments	-	(174)	-	(174)
Increase in property, plant and equipment	**(63,291)**	(22,450)	**(63,291)**	(22,450)
Increase in deferred charges	-	(394)	-	(394)
Credit loss on credit from disposal of investment	-	-	-	(3,755)
Proceeds generated from sale of fixed assets	**9,852**	3,678	**9,852**	3,678
Net cash used in generated by investing activities	**(53,439)**	(19,340)	**(53,439)**	(23,095)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividend payments	**(251)**	-	**(251)**	-
Proceeds from loans and financing	**109,046**	82,363	**109,046**	82,363
Payment on loans and financing	**(165,403)**	(128,321)	**(165,404)**	(128,321)
Net cash used in financing activities	**(56,608)**	(45,958)	**(56,609)**	(45,958)
Effects of exchange rate variation on cash and marketable securities	-	-	-	1,258
CHANGES IN CASH AND MARKETABLE SECURITIES				
At the beginning of the year	**670,437**	206,942	**797,047**	302,263
At the end of the year	**657,972**	258,839	**772,375**	352,119
INCREASE (DECREASE) IN CASH AND MARKETABLE SECURITIES	**(12,465)**	51,897	**(24,672)**	49,856

BAHIA SUL CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE
Financial data was submitted to review of Independent Auditors
(UNAUDITED)

The pulp market

International eucalyptus pulp prices were increased in February, March and April, after a reduction in January. Average prices in 1Q04 in Europe were US$ 510 / ton (CIF Europe) and prices reached US$ 550 per ton on 1 April – compared with an average of US$ 503/ ton in 2003.

The improvement in international prices reflects four factors: (i) the positive economic outlook, especially in the United States and China; (ii) strength of the Euro; (iii) the high spread over long fiber pulp prices and (iv) the positve behavior of world inventories during the quarter, when capacity utilization grew to 98% and deliveries/capacity touched 100%.

If these conditions remain, the outlook for eucalyptus pulp prices will continue to be positive. There is also the seasonal effect of maintenance shutdowns in the Northern Hemisphere, which among other factors should also keep the second quarter positive.

The paper market

The retraction in domestic demand for uncoated printing and writing papers in 2003 continued in the first quarter of 2004. There was a reduction of 6.6% and 2.9% in sales volume in comparison with 1Q03 and 4Q03, respectively.

In the international market the average price difference between uncoated woodfree paper (Reels CIF Northern Europe) and eucalyptus pulp was US$ 261 per ton, in line with the historical average of US$ 250 per ton.

Production and cash cost

In 1QO4 we produced 104.4 thousand tons of market pulp and 59.0 thousand tons of paper – compared with 88.7 thousand tons of market pulp and 53.8 thousand tons of paper in 1Q03. In 4Q03, we produced 114.2 thousand tons of market pulp and 56.6 thousand tons of paper.

In 1Q04 total production was 163.4 thousand tons (market pulp and printing and writing paper in reels and sheets), 14.6% more than in the first quarter of 2003, mainly due to our decision to move the scheduled maintenance shutdown this year from March to April. Of the total produced, 104.4 thousand tons was market pulp, 17.6% more than in 1Q03; and 59.0 thousand tons was printing and writing paper, 9.5% more than in 1Q03.

Production and cash cost (Continued)

Our market pulp production cost is among the lowest in the world, and the expansion of the Mucuri unit will consolidate the strength of this position. Our pulp cash production cost in 1QO4 was US$ 155/ton, which compares with US$ 127/ton in 1Q03, mainly as a result of the variation in the exchange rate. In 4Q03 it was US$ 148 per ton.

Total volume sold

Our total volume sold in 1Q04 was 167.2 thousand tons, 19.0% more than the 140.5 thousand tons we sold in the first quarter of 2003. Of this, 21.3% (35.6 thousand tons) was sold to the domestic market, and the remaining 78.3% was exported.

In 4Q03 we sold 169.1 thousand tons of finished products, 1.1% more than in this first quarter of 2004.

In 1Q04 we sold 113.4 thousand tons of pulp, 24.7% more than in 1Q03, and we exported 94.0% of this total.

Our total sales volume of paper, 53.9 thousand tons, was 8.7% more than in 1Q03, mainly due to the retraction in domestic demand for paper. In 2003 we exported 46.5% of our total sales volume, compared with 37.8% in 2002.

Net sales

Total net sales in 1Q04 were R$ 277.7 million, 4.1% more than in 1Q03. This reflected a 12.6% reduction in prices in Reais, mainly due to the appreciation of the Brazilian currency in the period, offset by the effect of a 19.0% increase in volume sold, to 140.5 thousand tons. With the fall in domestic consumption of paper, we re-directed sales to the export market – which provided 70.6% of our net revenue in 1Q04, compared with 64.2% in 1Q03.

Net sales (Continued)

Export net sales, at R$ 196.1 million, were 14.5% higher in 1Q04 than in 1Q03 – reflecting a 34.2% increase in volume sold, to 131.6 thousand tons, offset by our 14.7% reduction in average prices in Reais, to R$ 1,490.0 per ton. Our total pulp sales volume in 1Q04 was 106.6 thousand tons, 34.3% higher than in 1Q03 and our paper volume was 33.9% higher, at 25.0 thousand tons, in 1Q04 than in 1Q03.

1Q04 domestic market net sales, at R$ 81.6 million, were 14.6% lower than in 1Q03. This reflects volume sold 16.0% lower than in 1Q03 (at 35.6 thousand tons), partly offset by the effect of average prices 1.7% higher, at R$ 2,291.3 per ton. Pulp volume sold, at 6.8 thousand tons, was 41.1% lower than in 1Q03, and paper volume was 6.6% lower.

Total net sales increased by 1.9% from 4Q03 to 1Q04 – on a 3.1% increase in average prices, which more than offset a reduction of 1.1% in total volume.

The net effect of the "PIS/COFINS" on sales and the credits derived from purchases of raw material, services and other inputs linked to production and from the initial balances of inventories and depreciation (according to Federal Laws 10,637/02 and 10,833/03) were reported as sales deductions in the income statement. The line items financial expenses and income presented in the income statement are reported net of the respective debits and credits derived from this tax.

Pulp net sales

1Q04 net sales from pulp were 55.2% of total net sales, compared with 53.3% in 1Q03 and 53.4% in 4Q03.

1Q04 pulp net sales, at R$ 153.2 million, were 7.7% higher than in 1Q03, reflecting prices 13.6% lower in Reais, at R$ 1,351.2 per ton, due to the appreciation of the Brazilian currency in the period – offset by a 24.7% increase in volume sold, from 91.0 thousand tons in 1Q03 to 113.4 thousand tons in 1Q04.

Compared to 4Q03, 1Q04 pulp net sales increased 5.4%, mainly reflecting a 4.4% increase in average prices in Reais, corresponding to an increase of US$ 21.0 per ton in international prices.

BAHIA SUL CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (Continued)
Financial data was submitted to review of Independent Auditors
(UNAUDITED)

Net sales (Continued)

Paper net sales

In this quarter, paper net sales were 44.8% of total net sales – compared with 46.7 % in 1Q03 and 46.6% in 4Q03.

Our paper net sales in 1Q04 were R$ 124.5 million, the same level as in 1Q03. Prices in Reais in 1QO4 were 8.0% lower, at R$ 2,312.1 per ton, while volume sold, at 53.9 thousand tons, was 8.7 % higher. The percentage of volume exported was 46.5% in 1Q04, compared to 37.8% in 1Q03, reflecting the retraction in local demand.

In comparison to 4Q03 our paper net sales were 2.0% lower, mainly reflecting the 7.7% reduction in export volume sold in the quarter, which in part reflected the postponement of shipment to the following months. Average international paper prices rose 3.7% in the quarter.

Cost of goods sold

Our unit cost of goods sold in 1QO4 was R$ 837.37 per ton, 8.8% higher than in 1Q03, mainly reflecting (i) the increasing costs of labor and other fixed costs; and (ii) the larger proportion of paper in exports, which have higher freight costs. The unit cost was 1.4 % lower than in 4Q03, on lower exports of paper, in spite of the increase in unit freight costs, in the quarter.

Gross profit

Gross profit in 1QO4, at R$ 137.7 million, was 13.2 % lower than the 1Q03 gross profit of R$ 158.7 million. Gross margin was 49.6%, compared to 59.5 % in 1Q03, mainly due to the effect of the appreciation of the Real on our prices in Reais.

1Q04 gross profit was 6.8% higher than in 4Q03, and 2.3 percentage points higher.

BAHIA SUL CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (Continued)
Financial data was submitted to review of Independent Auditors
(UNAUDITED)

Selling expenses

Selling expenses in the quarter, at R$ 8.5 million, were 40.1 % higher than in 1Q03, mainly because of the increase in volume of exports, mainly of pulp, and the increase in logistics costs, as well as growth in personnel expenses. In comparison to 4Q03, selling expenses were 21.9% lower, mainly due to the reduction in volume of exports of paper and services.

General and administrative expenses

G&A expenses in 1Q04 were 19.1% less than in 1Q03, mainly due to the tax provision posted in 1Q03 but not recurring in this quarter. Compared to 4Q03, administrative expenses were 32.5% higher, reflecting reductions in 4Q03 in relation to the tax provision made in 1Q03 and the provision for profit-sharing.

Ebitda

Our cash flow in 1Q04 as measured by Ebitda was R$ 139.5 million, 12.8% less than in 1Q03. Ebitda margin (on net sales) was 50.2% in 1Q04, 9.7 percentage points less than in 1Q03 and 1.5 percentage points higher than in 4Q03.

Net financial results

We recorded net financial income of R$ 2.1 million in 1Q04, compared to net financial expenses of R$ 15.6 million in 1Q03. The reduction reflects lower net indebtedness, due to the positive effect of the appreciation of the Real on both debt and cash, and also inflow of the proceeds from the sale of the stake in Portucel in April 2003, and our own cash flow. Compared to 4Q03, net financial expense was R$ 8.1 million lower, mainly due to the lower volatility of the exchange rate and its impact on swap transactions.

The net contribution to our 1Q04 result from foreign exchange and monetary variations was an expense of R$ 7.5 million, compared to revenue of R$ 46.1 million in the 1Q03 result. These effects essentially reflect the volatility of the exchange rate in the two years.

BAHIA SUL CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (Continued)
Financial data was submitted to review of Independent Auditors
(UNAUDITED)

Income tax and Social Contribution

Our provision for income tax and the Social Contribution on net income in 1Q04 were R$ 22.5 million, 64.4% less than the provision recorded in 1Q03. This variation was due to (i) lower taxable income in 1Q04 and (ii) 75% income tax incentive that was approved on the 2Q03 by Adene (the Development Agency for the Brazilian Northeast) considering the expansion and modernization project.

Net income

1Q04 net income was R$ 85.7 million (R$ 0.0266 per share), 17.8% less than our 1Q03 net income of R$ 104.3 million (R$ 0.0324 per share).

Cash and indebtedness

Net debt on 31 March 2004 was R$ 390.7 million. This compares with R$ 421.3 million on 31 December 2003. These figures are equivalent to US$ 134.3 million and US$ 145.8 respectively. On 31 March 2004, 56.1% of our cash position was invested or denominated in US dollars.

Capital expenditure

Our total capital expenditure in 1Q04 was R$ 63.3 million, of which R$ 49.1 million was investment in industrial projects, including R$ 38.7 million in the optimization project and R$ 14.2 million invested in forests, including R$ 5.9 million for the formation of the forest base for the expansion project.

The total already invested in the optimization project reached R$ 72.6 million or US$ 24.3 million, of a total estimated investment of US$ 66.0 million.

The pulp market

International eucalyptus pulp prices were increased in February, March and April, after a reduction in January. Average prices in 1Q04 in Europe were US$ 510 / ton (CIF Europe) and prices reached US$ 550 per ton on 1 April – compared with an average of US$ 503/ ton in 2003.

The improvement in international prices reflects four factors: (i) the positive economic outlook, especially in the US and China; (ii) strength of the Euro; (iii) the high spread over long fiber pulp prices and (iv) the positve behavior of world inventories during the quarter, when capacity utilization grew to 98% and deliveries/capacity touched 100%.

If these conditions remain, the outlook for eucalyptus pulp prices will continue to be positive. There is also the seasonal effect of maintenance shutdowns in the Northern Hemisphere, which among other factors, should also keep the second quarter positive.

The paper market

The retraction in domestic demand for uncoated printing and writing papers in 2003 continued in the first quarter of 2004. There was a reduction of 6.6% and 2.9% in sales volume in comparison with 1Q03 and 4Q03, respectively.

In the international market the average price difference between uncoated woodfree paper (Reels CIF Northern Europe) and eucalyptus pulp was US$ 261 per ton, in line with the historical average of US$ 250 per ton.

Production and cash cost

In 1QO4 we produced 104.4 thousand tons of market pulp and 59.0 thousand tons of paper – compared with 88.7 thousand tons of market pulp and 53.8 thousand tons of paper in 1Q03. In 4Q03, we produced 114.2 thousand tons of market pulp and 56.6 thousand tons of paper.

In 1Q04 total production was 163.4 thousand tons (market pulp and printing and writing paper in reels and sheets), 14.6% more than in the first quarter of 2003, mainly due to our decision to move the scheduled maintenance shutdown this year from March to April. Of the total produced, 104.4 thousand tons was market pulp, 17.6% more than in 1Q03; and 59.0 thousand tons was printing and writing paper, 9.5% more than in 1Q03.

Our market pulp production cost is among the lowest in the world, and the expansion of the Mucuri unit will consolidate the strength of this position. Our pulp cash production cost in 1QO4 was US$ 155/ton, which compares with US$ 127/ton in 1Q03, mainly as a result of the variation in the exchange rate. In 4Q03 it was US$ 148 per ton. Of this increase, approximately US$ 3.80 per ton is non-recurring, and reflects: (i) additional costs arising from problems in the refractory lining of the lime furnace in Mucuri caused by strong rains; and (ii) the indirect effects of this on production, including a reduction of about 4 thousand tons in pulp production in February. The other elements of the cost increase were due to higher prices of inputs and labor.

Total volume sold

4.1% revenue growth, and 19.0% volume growth, year-on-year.

Our total volume sold in 1Q04 was 167.2 thousand tons, 19.0% more than the 140.5 thousand tons we sold in the first quarter of 2003. Of this, 21.3% (35.6 thousand tons) was sold to the domestic market, and the remaining 78.3% was exported.

In 4Q03 we sold 169.1 thousand tons of finished products, 1.1% more than in this first quarter of 2004.

In 1Q04 we sold 113.4 thousand tons of pulp, 24.7% more than in 1Q03, and we exported 94.0% of this total.

Our total sales volume of paper, 53.9 thousand tons, was 8.7% more than in 1Q03, mainly due to the retraction in domestic demand for paper. In 2003 we exported 46.5% of our total sales volume, compared with 37.8% in 2002.

Net sales

Total net sales in 1Q04 were R$ 277.7 million, 4.1% more than in 1Q03. This reflected a 12.6% reduction in prices in Reais, mainly due to the appreciation of the Brazilian currency in the period, offset by the effect of a 19.0% increase in volume sold, to 140.5 thousand tons. With the fall in domestic consumption of paper, we re-directed sales to the export market – which provided 70.6% of our net revenue in 1Q04, compared with 64.2% in 1Q03.

Export net sales, at R$ 196.1 million, were 14.5% higher in 1Q04 than in 1Q03 – reflecting a 34.2% increase in volume sold, to 131.6 thousand tons, offset by our 14.7% reduction in average prices in Reais, to R$ 1,490.0 per ton. Our total pulp sales volume in 1Q04 was 106.6 thousand tons, 34.3% higher than in 1Q03 and our paper volume was 33.9% higher, at 25.0 thousand tons, in 1Q04 than in 1Q03.

1Q04 domestic market net sales, at R$ 81.6 million, were 14.6% lower than in 1Q03. This reflects volume sold 16.0% lower than in 1Q03 (at 35.6 thousand tons), partly offset by the effect of average prices 1.7% higher, at R$ 2,291.3 per ton. Pulp volume sold, at 6.8 thousand tons, was 41.1% lower than in 1Q03, and paper volume was 6.6% lower.

Total net sales increased by 1.9% from 4Q03 to 1Q04 – on a 3.1% increase in average prices, which more than offset a reduction of 1.1% in total volume.

The net effect of the "PIS/COFINS" on sales and the credits derived from purchases of raw material, services and other inputs linked to production and from the initial balances of inventories and depreciation (according to Federal Laws 10,637/02 and 10,833/03) were reported as sales deductions in the income statement. The line items financial expenses and income presented in the income statement are reported net of the respective debits and credits derived from this tax.

Pulp net sales

1Q04 net sales from pulp were 55.2% of total net sales, compared with 53.3% in 1Q03 and 53.4% in 4Q03.

1Q04 pulp net sales, at R$ 153.2 million, were 7.7% higher than in 1Q03, reflecting prices 13.6% lower in Reais, at R$ 1,351.2 per ton, due to the appreciation of the Brazilian currency in the period – offset by a 24.7% increase in volume sold, from 91.0 thousand tons in 1Q03 to 113.4 thousand tons in 1Q04.

Compared to 4Q03, 1Q04 pulp net sales increased 5.4%, mainly reflecting a 4.4% increase in average prices in Reais, corresponding to an increase of US$ 21.0 per ton in international prices.

Paper net sales

In this quarter, paper net sales were 44.8% of total net sales – compared with 46.7 % in 1Q03 and 46.6% in 4Q03.

Our paper net sales in 1Q04 were R$ 124.5 million, the same level as in 1Q03. Prices in Reais in 1Q04 were 8.0% lower, at R$ 2,312.1 per ton, while volume sold, at 53 .9 thousand tons, was 8.7 % higher. The percentage of volume exported was 46.5% in 1Q04, compared to 37.8% in 1Q03, reflecting the retraction in local demand.

In comparison to 4Q03 our paper net sales were 2.0% lower, mainly reflecting the 7.7% reduction in export volume sold in the quarter, which in part reflected the

postponement of shipment to the following months. Average international paper prices rose 3.7% in the quarter.

Cost of goods sold

Our unit cost of goods sold in 1Q04 was R$ 837.37 per ton, 8.8% higher than in 1Q03, mainly reflecting (i) the increasing costs of labor and other fixed costs; and (ii) the larger proportion of paper in exports, which have higher freight costs. The unit cost was 1.4 % lower than in 4Q03, on lower exports of paper, in spite of the increase in unit freight costs, in the quarter.

Gross profit

Gross profit in 1Q04, at R$ 137.7 million, was 13.2 % lower than the 1Q03 gross profit of R$ 158.7 million. Gross margin was 49.6%, compared to 59.5 % in 1Q03, mainly due to the effect of the appreciation of the Real on our prices in Reais.

1Q04 gross profit was 6.8% higher than in 4Q03, and 2.3 percentage points higher.

Selling expenses

Selling expenses in the quarter, at R$ 8.5 million, were 40.1 % higher than in 1Q03, mainly because of the increase in volume of exports, mainly of pulp, and the increase in logistics costs, as well as growth in personnel expenses. In comparison to 4Q03, selling expenses were 21.9% lower, mainly due to the reduction in volume of exports of paper and services.

General and administrative expenses

G&A expenses in 1Q04 were 19.1% less than in 1Q03, mainly due to the tax provision posted in 1Q03 but not recurring in this quarter. Compared to 4Q03, administrative expenses were 32.5% higher, reflecting reductions in 4Q03 in relation to the tax provision made in 1Q03 and the provision for profit-sharing.

Ebitda

Our cash flow in 1Q04 as measured by Ebitda was R$ 139.5 million, 12.8% less than in 1Q03. Ebitda margin (on net sales) was 50.2% in 1Q04, 9.7 percentage points less than in 1Q03 and 1.5 percentage points higher than in 4Q03.

Net financial revenues

We posted net financial revenues of R$ 2.1 million in 1Q04, compared to net financial revenues of R$ 15.6 million in 1Q03. The reduction reflects lower net indebtedness, due to the positive effect of the appreciation of the Real on both debt and cash, and also inflow of the proceeds from the sale of the stake in Portucel in April 2003, and our own cash flow. Compared to 4Q03, net financial expenses were R$ 8.1 million lower, mainly due to the lower volatility of the exchange rate and its impact on swap transactions.
The net contribution to our 1Q04 result from foreign exchange and monetary variations was an expense of R$ 7.5 million, compared to revenue of R$ 46.1 million in the 1Q03 result. These effects essentially reflect the volatility of the exchange rate in the two years.

Income tax and Social Contribution

Our provisions for income tax and the Social Contribution on net income in 1Q04 were R$ 22.5 million, 64.4% less than the provision posted in 1Q03. This variation was due to (i) lower taxable income in 1Q04 and (ii) 75% income tax incentive that was

approved on the 2Q03 by Adene (the Development Agency for the Brazilian Northeast) considering the expansion and modernization project.

Net income

1Q04 net income of R$ 85.7 million

1Q04 net income was R$ 85.7 million (R$ 0.0266 per share), 17.8% less than our 1Q03 net income of R$ 104.3 million (R$ 0.0324 per share).

Cash and indebtedness

Net debt on 31 March 2004 was R$ 390.7 million. This compares with R$ 421.3 million on 31 December 2003. These figures are equivalent to US$ 134.3 million and US$ 145.8 respectively. On 31 March 2004, 56.1% of our cash position was invested or denominated in US dollars.

Capital expenditure

Our total capital expenditure in 1Q04 was R$ 63.3 million, of which R$ 49.1 million was investment in industrial projects, including R$ 38.7 million in the optimization project and R$ 14.2 million invested in forests, including R$ 5.9 million for the formation of the forest base for the expansion project.

The total already invested in the optimization project reached R$ 72.6 million or US$ 24.3 million, of a total estimated investment of US$ 66.0 million.

Production volume (in thousand tons)

	1Q04	1Q03	2003	2002
Pulp	113.4	91.0	412.8	391.1
Paper in reels	53.9	49.5	151.4	144.7
Paper - folio size	-	-	70.7	78.6
Total	167.2	140.5	634.9	614.3

Net sales and sales volume (in thousand)

	1Q04		1Q03		2003		2002	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**81,606**	**35.6**	**95,575**	**42.4**	**381,288**	**178.3**	**323,448**	**185.3**
Pulp	9,033	6.8	19,977	11.6	88,019	60.5	61,436	54.0
Paper	72,573	28.8	75,598	30.8	293,269	117.8	261,017	131.3
Wood	-	-	0	-	-	-	995	-
Export Market	**196,119**	**132.6**	**171,256**	**98.3**	**692,368**	**441.5**	**592,461**	**426.2**
Pulp	144,183	106.6	123,822	79.6	484,284	345.1	418,918	335.5
Paper	51,936	26.0	47,434	18.7	208,084	96.4	173,543	90.6
Total	**277,725**	**168.2**	**266,831**	**140.7**	**1,073,656**	**619.8**	**915,909**	**611.5**
Pulp	153,216	113.4	143,799	91.2	572,303	405.6	480,354	389.5
Paper	124,509	54.9	123,032	49.5	501,353	214.2	434,560	221.9
Wood	-	-	0	-	-	-	995	-

Balance Sheet

(in thousand of Reais)

ASSETS	March 31, 2004	Dec. 31, 2004
CURRENT ASSETS		
CASH AND CASH EQUIVALENT	772,375	797,047
TRADE ACCOUNTS RECEIVABLE	190,864	194,306
ACCOUNTS RECEIVABLE	12,021	9,473
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXE!	15,538	13,089
INVENTORIES	129,076	124,451
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	26,135	26,163
PREPAID EXPENSES	740	2,546
	1,146,749	1,167,075
NON CURRENT ASSETS		
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	89,639	100,037
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXE!	3,548	3,654
ADVANCES TO TIMBER PRODUCERS	51,227	46,250
JUDICIAL DEPOSITS	15,778	15042
OTHER DEBTORS	5,959	3,074
	166,151	168,057
PERMANENT ASSETS		
INVESTMENTS	709	777
PROPERTY, PLANT AND EQUIPMENT	2,084,232	2,051,816
DEFERRED CHARGES	15,158	15,753
	2,100,099	2,068,346
TOTAL ASSETS	3,412,999	3,403,478

LIABILITIES	March 31, 2004	Dec. 31, 2004
CURRENT LIABILITIES		
TRADE ACCOUNTS PAYABLE	38,519	53,374
LOANS AND FINANCING	752,869	781,230
SALARIES AND PAYROLL TAXES	12,792	14,772
TAXES AND CONTRIBUTIONS	2,961	3,210
INCOME AND SOCIAL CONTRIBUTION TAX	7,312	4,816
DIVIDENDS PAYABLE	39,979	40,230
OTHER ACCOUNTS PAYABLE	49,609	52,174
	904,041	949,806
NON CURRENT LIABILITIES		
OTHER ACCOUNTS PAYABLE	28,894	32,842
LOANS AND FINANCING	410,224	437,128
PROVISIONS	24,885	24,478
	464,003	494,448
SHAREHOLDER'S EQUITY		
SHARE CAPITAL	1,238,024	1,238,024
CAPITAL RESERVES	169,462	169,462
PROFIT RESERVES	551,738	551,738
ACCUMULATED PROFIT (LOSSES)	85,731	-
	2,044,955	1,959,224
TOTAL LIABILITIES	3,412,999	3,403,478

Statement of Income

(in thousand of Reais)

	1Q04	% of net sales	4Q03	1Q04-4Q03 Growth	1Q03	% of net sales	1Q04-1Q03 Growth
GROSS SALES	284,144	102.3	283,781	0.1	280,802	105.2	1.2
SALES TAXES	(6,419)	(2.3)	(11,307)	(43.2)	(13,971)	(5.2)	(54.1)
NET SALES	**277,725**	**100**	**272,474**	**1.9**	**266,831**	**100**	**4.1**
COST OF SALES	(140,045)	(50.4)	(143,561)	(2.4)	(108,166)	(40.5)	29.5
GROSS PROFIT	**137,680**	**49.6**	**128,913**	**6.8**	**158,665**	**59.5**	**(13.2)**
SELLING EXPENSES	(8,450)	(3.0)	(10,816)	(21.9)	(6,033)	(2.3)	40.1
GENERAL AND ADMINISTRATIVE EXPENSES	(15,101)	(5.4)	(11,546)	30.8	(18,827)	(7.1)	(19.8)
FINANCIAL EXPENSES	(18,828)	(6.8)	(23,095)	(18.5)	(23,880)	(8.9)	(21.2)
FINANCIAL INCOME	*16,744*	*6.0*	*12,867*	*30.1*	*8,290*	*3.1*	*102.0*
EQUIVALÊNCIA PATRIMONIAL	(68)	(0.0)	(89)	(23.6)	-	-	-
OTHER OPERATING INCOME	1,317	0.5	1,755	(25.0)	2,079	0.8	(36.7)
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE RATE VARIATION	**113,294**	**40.8**	**97,989**	**15.6**	**120,294**	**45.1**	**(5.8)**
NET MONETARY AND EXCHANGE RATE VARIATION	(7,458)	(2.7)	7,352	(201.4)	46,077	17.3	116.2
OPERATING PROFIT	**105,836**	**38.1**	**105,341**	**0.5**	**166,371**	**62.4**	**(36.4)**
NONOPERATING INCOME	2,388	0.9	3,866	(38.2)	1,222	0.5	(95.4)
NET INCOME (LOSS) BEFORE SOCIAL CONTRIBUTION	**108,224**	**39.0**	**109,207**	**(0.9)**	**167,593**	**62.8**	**(35.4)**
INCOME TAX AND SOCIAL CONTRIBUTION	(22,493)	(8.1)	(13,980)	60.9	(63,278)	(23.7)	(64.5)
NET INCOME FOR THE PERIOD	**85,731**	**30.9**	**95,227**	**(10.0)**	**104,315**	**39.1**	**(17.8)**
DEPRECIATION / DEPLETION / AMORTIZATION	**24,005**		**24,437**		**24,077**		
EBIT	115,446		108,306		135,884		
EBITDA	139451		132,743		159,961		
GROSS PROFIT / NET SALES	49.60%		47.30%		59.50%		
EBITDA / NET SALES	47.50%		48.70%		59.90%		
NET DEBT / EBITDA (anualized)	0.70		0.79		1.65		

Statements of cash flow **(in thousand of Reais)**

	Controladora		Consolidado	
	1Q04	1Q03	1Q04	1Q03
Cash flows from operating activities				
Net income for the year	85,398	102,404	85,731	104,315
Adjustements to reconcile net income to cash generated from operating activities				
Depreciation, depletion and amortization	24,006	24,076	24,006	24,076
Result on sale of property, plant and equipment	(2,388)	(1,222)	(2,388)	(1,222)
Equity interest in subsidiaries and affiliates	(9,293)	(7,895)	68	-
Deferred income and social contribution taxes	10,251	39,922	10,426	40,910
Interest, exchange and monetary varation of noncurrent assets and lia	9,574	(63,243)	9,090	(60,745)
Increase in provisions	407	(123)	407	(4,218)
Changes in assets and liabilities				
Increase in accounts receivable and other receivable	14,235	33,576	3,442	11,397
Increase in other current and non-current assets	(12,041)	(17,687)	(16,308)	(7,559)
Increase (reduction) in other current liabilities	(22,567)	7,387	(29,098)	10,697
Net cash from operating activities	97,582	117,195	85,376	117,651
Cash flows from investing activities				
Acquisition of investments	-	(174)	-	(174)
Acquisition of property, plant and equipment	(63,291)	(22,450)	(63,291)	(22,450)
Increase of deferred charges	-	(394)	-	(394)
Loss on disposal of investment	-	-	-	(3,755)
Receipt from sale of property, plant and equipment	9,852	3,678	9,852	3,678
Net cash used in investing actitivities	(53,439)	(19,340)	(53,439)	(23,095)
Cash flows from financing activities				
Pagamentos de dividendos	(251)	-	(251)	-
Loans received	109,046	82,363	109,046	82,363
Payment of loans	(165,403)	(128,321)	(165,404)	(128,321)
Net cash from financing activities	(56,608)	(45,958)	(56,609)	(45,958)
Effects of exchange rate variation on cash and cash equivalents	-	-	-	1,258
Increase (decrease) in cash and cash equivalents				
Beginning of year	670,437	206,942	797,047	302,263
End of year	657,972	258,839	772,375	352,119
Decrease in cash and cash equivalents	(12,465)	51,897	(24,672)	49,856

Loans and financing **(in thousand of Reais)**

	Index	Interest	Parent Company Mar/2004	Parent Company Dec/2003	Consolidated Mar/2004	Consolidated Dec/2003
Property, plant and equipment						
BNDES - Finem	TJLP (1) (2)	9.96%	206,642	196,113	206,642	196,113
BNDES - Finem	Cesta de moedas (1) (2)	8.87%	22,763	18,784	22,763	18,784
BNDES - Finame	TJLP (1) (2)	9.03%	5,358	5,571	5,358	5,571
BNDES - Automático	TJLP (1) (2)	8.00%	855	987	855	987
Working capital						
Exports financing	US$	4.76%	698,838	769,212	700,019	771,870
Eurobonus	US$ (3)	10,625%	298,586	304,184	-	-
Syndicated Loan	US$ (3)	3.81%	-	-	219,969	220,744
Foreign Credit Lines	US$	3.97%	7,487	4,289	7,487	4,289
			1,240,529	1,299,140	1,163,093	1,218,358
Current Liabilities			830,305	862,012	752,869	781,230
Noncurrent Liabilities			410,224	437,128	410,224	437,128
Maturity of noncurent liabilities						
April to December 2005			154,278	211,244		
2006			157,765	155,348		
2007			29,381	25,217		
2008			15,217	10,427		
2009 onwards			53,583	34,892		
			410,224	437,128		

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long term interest rate (TJLP) issued by the Brazilian Central Bank.
(2) The loans are guaranteed by plant mortgage, farms, forests and lien of assets linked to the financing.
(3) In the beginning of July 2001, the wholly owned sudsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the eurobonds are due, for a cost of LIBOR plus 2.60% p.a. During the third quarter of 2003 we anticipated the payment of US$ 25 million of this loan. The Eurobonds will be held in trust by the aforementioned owned subsidiary up to its maturity date on July 2004.

SUZANO Bahia Sul

COMPANHIA SUZANO DE PAPEL E CELULOSE AND BAHIA SUL CELULOSE S.A.

Announce Studies for the Merger of Suzano and Bahia Sul

São Paulo, April 28, 2004.Companhia Suzano de Papel e Celulose (Suzano) - (Bovespa: SUZA4; Latibex: BRSUZAACNPR9; ADRI: CSZPY) and **Bahia Sul Celulose S.A.** (Bahia Sul) - (Bovespa: BSUL5), announced today:

A) The Companies hired a study for the definition of a simpler corporate structure with the potential integration of the two Companies into a single corporation, which would bring sinergies and benefits, including the concentration into a single entity in the capital markets;
B) The referred studies indicate, up to this moment, that the most adequate alternative to reach the proposed objective, would be the merger of Suzano into Bahia Sul, which assures a higher value to the shareholders of both Companies;
C) As soon as these studies and other steps related to this envisaged transaction are finalized, the terms and conditions will be submitted to the Administrations of both Companies and promptly reported to the market.

The adoption of a single entity in the capital Markets is part of the operational and corporate integration of the two Companies, and represents an important step in the reorganization cycle that started after the acquisition by Suzano of 100% of the control of Bahia Sul.

Companhia Suzano de Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with a pulp capacity production of 1.005 thousand tons and paper capacity production of 775 thousand tons. The Company offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. The Company has four lines of principal products: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; (iv) and paperboard. The Companys' shares are listed on on the Level 1 of Corporate Governance of the Bovespa (SUZA4), on Latibex, in Madrid and an ADR Level 1 program is also offered to US investors.

Bahia Sul Celulose SA is one of the world's most competitive producers of market pulp and printing and writing paper. It has installed production capacity for 585 thousand tons of bleached eucalyptus pulp and 225 thousand tons of uncoated printing and writing paper, and is self-sufficient in wood and in generation of the electricity that its production requires. Located at the southern extremity of Brazil's state of Bahia, close to the BR 101 highway, in the municipality of Mucuri, it is at an average distance of 61 km from its forests of eucalyptus – its main raw material, and 320 km from the port of Vitória, from which it ships all of its exports – which are approximately 70% of its total sales.

Bahia Sul is controlled by, and managed as a single unit with, Cia. Suzano de Papel e Celulose, which holds 94% of its total capital.

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include the finalization of the referred studies, the approval by the Board of Directors and Shareholders and the actual implementation of the transaction.

www.suzano.com.br
ri@suzano.com.br

Investor Relations:
Gustavo Poppe - Phone: 55 11 3037.9062
Cesar Romero - Phone: 55 11 3037.9009
Fernando Mearim - Phone: 55 11 3037.9359

BAHIA SUL CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55

MATERIAL ANNOUNCEMENT

On today's date Bahia Sul Celulose S.A. (Bahia Sul) and Aracruz Celulose S.A. (Aracruz) signed a letter of intent with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA) settling outline agreement and basic conditions for the purchase, jointly and in equal parts by Bahia Sul and by Aracruz, of the assets (lands and forest planted with eucalyptus) which FRDSA holds in the region of São Mateus, in the state of Espírito Santo.

These assets consist of approximately 40,000 hectares of land, and the eucalyptus forests planted on them, the estimated value of the transaction being R$ 137,000,000 (one hundred and thirty-seven million Reais), subject to the variations to be expected in this type of transaction.

Bahia Sul and Aracruz will make separate purchase transactions, since each will acquire exactly one half of the assets which are the subject of the transaction.

According to the letter of intent that has been signed, completion of the transaction is subject to finalization of a forestry, legal, and financial audit which is being carried out by the intending purchasers, and subject to the negotiation and signing of all the contracts necessary for the transaction.

For Bahia Sul, the object of the transaction is to build the forest base necessary for its future industrial expansion projects, and for optimization of its forest assets. The detailed manner of the joint acquisition of the area will be defined in a memorandum of understanding to be signed at the opportune moment between Bahia Sul and Aracruz.

São Paulo, 10 June 2002.

Bernardo Szpigel

Investor Relations Director

BAHIA SUL CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55

MATERIAL ANNOUNCEMENT

On 30 September of this year Bahia Sul Celulose S.A. (Bahia Sul) and Aracruz Celulose S.A (Aracruz) signed a general agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA) governing the purchase and sale of assets (lands, and planted eucalyptus forests) which FRDSA holds in the region of São Mateus, in the state of Espírito Santo.

The assets consist of approximately 40,000 hectares of land, and the eucalyptus forests planted on them. The total value of the transaction is R$ 191,403,756.40 (one hundred and ninety-one million four hundred and three thousand seven hundred and fifty-six Reais and forty centavos), including the assignment by FRDSA to the acquiring parties of a pre-existing contract for the supply of wood.

The purchase and sale, the basic lines of which were set out in a letter of intent signed on 10 June 2002, was effected by Bahia Sul and Aracruz jointly, and as a result each of the two acquiring parties will be owner of precisely one-half of the assets which are the subject of the transaction.

As informed previously, for Bahia Sul, the objective of the transaction is to build the forest base necessary for its future industrial expansion projects, and for optimization of its forest assets.

São Paulo, 2 October 2002.

Bernardo Szpigel

Investor Relations Director

SUZANO
COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ. N°. 60.651.726/0001-16

Bahia Sul
BAHIA SUL CELULOSE S.A.
Publicly Held Company
CNPJ N°. 16.404.287/0001-55

RELEVANT FACT

Further to the information disclosed in the jointly published Relevant Fact on September 26, 2001, and in the Relevant Fact published on November 14, 2001, the Board of Directors of **COMPANHIA SUZANO DE PAPEL E CELULOSE** (**"CSPC"**) and the Board of Directors of **BAHIA SUL CELULOSE S.A.** (**"BS"**) inform the market the conclusion of the studies that were being carried out, regarding the convenience and opportunity of implementing the unification of the corporate structure of the two companies that operate in the same segment, of Pulp & Paper.

In order to allow a greater market valuation for the **CSPC** and **BS** shareholders, a proposition will be submitted to the **BS** shareholders for cancellation of its registration as a publicly held company, and the presentation by **CSPC,** of a public offer for the acquisition of the preferred shares issued by **BS,** to be paid, exclusively, with new preferred shares issued by **CSPC.** This proposal will enable: (i) the optimization of the synergies between the two companies, as well as (ii) the consolidation of the outstanding shares (free

float) solely under one publicly held company, increasing the liquidity for the shareholders of both **CSPC** and **BS.**

The resolution regarding the cancellation of the registration of **BS**, and subsequent public offer made to the minority shareholders of this company, shall be made in accordance with the provisions set forth in CVM Instruction No. 229/95, with the wording given by CVM Instructions No. 345/00 and 357/01.

The purchase price to be proposed ("PRICE"), per thousand (1,000) preferred shares issued by **BS**, will be six hundred and forty-six reais, forty-three cents (R$ 646,43); this PRICE was based on the economic-financial evaluation of the **BS** and **CSPC** shares prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A. The PRICE will be paid to those **BS** shareholders who accept the offer, by credit on their behalf with **CSPC**; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of **CSPC**, to be resolved upon by an Extraordinary General Meeting to be timely convened, in which it will be assured to the shareholders of **CSPC**, in compliance with the legislation in force, the right of first refusal to subscribe to such capital increase, and the PRICE of the new shares to be issued shall be set according to their respective economic value. These shares shall be entitled to the same rights, privileges and restrictions applicable to current preferred shares of **CSPC**.

The credit corresponding to the PRICE shall entitle the person that accepts the offer to subscribe preferred shares issued by **CSPC,** at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio applied for substitution of the preferred shares issued by **BS,** held by those who accept the public offer to be made to them, for the preferred shares issued by **CSPC,** was based on the

comparison between the economic value of the shares issued by **BS** and the value assessed, utilizing the same criterion, for the shares issued by **CSPC**, which in turn was based on the economic-financial evaluation studies mentioned above.

When the public offer announced hereby is concluded, the shareholders of **BS** that accept the offer, shall become shareholders of **CSPC**, which, in turn, will increase its share interest in the capital stock of **BS**.

São Paulo/Salvador, February 5, 2002

COMPANHIA SUZANO DE PAPEL E CELULOSE

Adhemar Magon
Vice-President and Investor Relations Officer

BAHIA SUL CELULOSE S.A.

Bernardo Szpigel
Investor Relations Officer

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ. No. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Publicly Held Company
CNPJ. No.16.404.287/0001-55

RELEVANT FACT

COMMUNICATION TO THE PREFERRED SHAREHOLDERS

OF

BAHIA SUL CELULOSE S.A.

Companhia Suzano de Papel e Celulose ("**Offeror**"), in its capacity as offeror in the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A., under the terms of the Public Offering published in the Edition of August 16, 2002 of the newspapers "Gazeta Mercantil", "Valor Econômico", "O Estado de São Paulo" and "A Tarde" (in Bahia) ("Public Offering"), informs the shareholders of preferred stock issued by Bahia Sul Celulose S.A. the following:

1. The fees payable to the São Paulo Stock Exchange (BOVESPA) and the settlement rate to the Brazilian Chamber of Liquidation and Custody (CBLC), arising from the participation in the auction to be held on the 20th of September at 1:00 p.m., shall be borne in full by the Offeror.

2. The Offeror undertakes, also, the brokerage costs and fees payable to the broker companies that shall represent the participants in the auction

referred to in the previous item, at the rate of 0.15% of the value of the transactions registered in the São Paulo Stock Exchange (BOVESPA) for each participant, at the time of the auction held for the Public Offering. The participants of the auction, however, shall bear the cost of the broker's fee when and if it exceeds the rate established in this item.

3. For the purposes as provided in items 1 and 2, the participants in the auction should take all the necessary action before the broker houses that are going to represent them, so that these values, observing the parameter established above, are not charged from the brokers, since they shall be borne by the Offeror.

4. For further clarifications, please contact Cesar Romero Magalhães (Tel. 11 3816 9684 – email: cesar.romero@bahiasul.com.br)

São Paulo, September 10, 2002.
Bernardo Szpigel
Investor Relations Officer

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. N°. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Publicly Held Company
C.N.P.J. N°. 16.404.287/0001-55

RELEVANT FACT

We inform our shareholders and to the market in general that:

1. On the 20th of September, 2002 at the São Paulo Stock Exchange – BOVESPA, was held the Auction relative to the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. (Bahia Sul) for preferred shares issued by Companhia Suzano de Papel e Celulose (Suzano), according to the Call for Bids published on the 16th of August, 2002 by "Gazeta Mercantil" and other newspapers.

2. Once the Auction was closed, it was verified that holders of 682,177,844 preferred shares of Bahia Sul accepted the Swap Offer, a number representing about 62% of the shares outstanding in the market of the shareholders that participated in the Auction. Considering the percentage of the shareholders that have accepted the Swap Offer, Bahia Sul shall continue as a publicly owned company.

3. Considering the number of shares of shareholders that accepted the Swap Offer, whether or not a part of those outstanding in the market, and including the shares held by BNDESPAR, Suzano had an increase of its capital stock in the amount of four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, (R$ 483.737.235,80), sp that it now amounts to one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), with the issuance of 37,325,404 new preferred shares, as resolved in the Meeting of the Board of Directors, held on the same date of September 20, 2002, immediately after the closing of the Auction, and final settlement made by the Brazilian Chamber of Liquidation and Custody ("CBLC").

4. As from the 20th of September, 2002, Suzano now holds around ninety-four percent (94%) of the capital stock of Bahia Sul.

São Paulo, September 24, 2002.

COMPANHIA SUZANO DE PAPEL E CELULOSE

BAHIA SUL CELULOSE S.A.

BERNARDO SZPIGEL
Chief Financial and Investor Relations Officer

SUZANO

Bahia Sul

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ No. 60.651.726/0001-16

BAHIA SUL CELULOSE S.A.
Publicly Held Company
CNPJ No. 16.404.287/0001-55

RELEVANT FACT

Companhia Suzano de Papel e Celulose (Suzano), and Bahia Sul Celulose S.A. (Bahia Sul) inform their shareholders and the market, that they have jointly agreed with Sonae, SGPS, SA (Sonae) to terminate the association established with the latter in September of 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF). The purpose of this association was the acquisition of the control of Portucel-Empresa Produtora de Pasta e Papel S.A. (Portucel), by participating in the privatization process of Portucel, in the form envisaged at the time.

The context in which the association was entered has undergone material changes, the most relevant of these being the modification of the expected privatization model, and the long period of time elapsed, which exceeded all our earlier expectations.

In fact, Portucel's current privatization model, as recently promulgated, became highly complex and no longer assures, in the understanding of the partners in the association, the achievement of the objectives initially traced, nor does it protect their interests as minority shareholders of Portucel.

Following the exercise of this option by Suzano, due to lack of the conditions initially foreseen for maintenance of the association, Sonae shall acquire the total equity held by Suzano in SPDF, through its indirect subsidiary Bahia Sul International Trading Ltd (BSIT), corresponding to 49.99% of the respective capital stock, such transaction to take place up to April 30, 2003. The amount payable to BSIT shall be one hundred and

thirty-six million, two hundred and forty-four thousand and forty-six Euros (€136.244.046,00).

Sonae and Suzano/Bahia Sul have managed to form a solid and excellent relationship, a most valuable asset to reinforce the economic and financial ties between major companies in Portugal and in Brazil and, accordingly, they manifest their reciprocal interest in continuing to accompany the development of this process, in the hope that an opportunity for an advantageous cooperation may materialize in this sector.

All other actions engaged in by Suzano and Bahia Sul, as announced to the market and that are currently in progress for the expansion of production and improvement of operational performance remain unchanged. In particular, investments continue to be made for the increase of Suzano's production capacity (P & Q Projects), and also those related to the future expansion of Bahia Sul (formation of its forest base).

With this decision, Suzano and Bahia Sul reaffirm their permanent commitment to seek improved results for their shareholders.

São Paulo, 14 of January, 2003.

Cia. Suzano de Papel e Celulose
Bernardo Szpigel
Chief Financial and Investor Relations Officer

Bahia Sul Celulose S.A.
Bernardo Szpigel
Chief Administrative Financial and Investor Relations Officer

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J.M.F n°. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Publicly Held Company
C.N.P.J.M.F. n°. 16.404.287/0001-55

RELEVANT FACT

Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A., ("Companies"), in accordance to CVM Instruction n° 358, of January 3rd, 2002, communicate to their shareholders and to the market that their respective Board of Directors, in meetings held on December 19, 2003, authorized the continuity of the detailed engineering and economic feasibility studies for the implantation of a second pulp production line, at the Mucuri unit of Bahia Sul Celulose S.A.

The new pulp production line, with the capacity of 1 million tons per year, will demand an investment of approximately US$ 1.2 billion and the start-up of its operation is expected for the first quarter of 2007. The second pulp production line will increase the capacity of the Mucuri's unit up to 1.65 million tons per year.

The project's technic detailing and the planning of a long-term funding structure compatible with the investment will immediately begin aimming at its final approval, foreseen for the second semester of 2004.

The Companies believe that this project will improve significantly their future business prospects and, due to its cost competitiveness and production scale, it represents another step toward the consolidation of an important position in the global eucalyptus pulp market.

São Paulo, December 22, 2003.

Bernardo Szpigel
Financial and Investor Relations Director
Cia. Suzano de Papel e Celulose
Bahia Sul Celulose S.A.